

CLEVELAND-CLIFFS INC 2007 ANNUAL REPORT

Cleveland-Cliffs

COMPANY PROFILE

Cleveland-Cliffs Inc is an international mining company, the largest producer of iron ore pellets in North America and a major supplier of metallurgical coal to the global steelmaking industry. The Company operates six iron ore mines and three coking coal mines in North America. Cliffs also owns 80 percent of Portman Limited, a large iron ore mining company in Australia that serves the Asian iron ore markets with direct-shipping fines and lump ore. In addition, the Company has a 30 percent interest in the Amapá Project, a Brazilian iron ore mine, and a 45 percent economic interest in the Sonoma Project, an Australian coking and thermal coal mine.



$ 0.8
$ 1.2
$ 1.7
$ 1.9
$ 2.3
03
04
05
06
07
$ (48)
$ 118
$ 357
$ 366
$ 382
03
04
05
06
07
19.2
22.6
27.2
27.8
31.6
03
04
05
06
07

COMPARATIVE HIGHLIGHTS

Revenues From Product Sales and Services (in billions) | Operating Income (Loss) (in millions) | Consolidated Sales Volume (millions of tons)



This reservoir on the site of Cliffs' Tilden Mine in Michigan provides not only a freshwater source for operations, but also 1,400 acres and 26 miles of shoreline for the enjoyment of its surrounding communities.

COMPARATIVE HIGHLIGHTS

	2007	2006
Financial (In Millions, Except Per-Share Amounts)		
Revenue From Product Sales and Services	$ 2,275.2	$ 1,921.7
Sales Margin	462.0	414.0
Operating Income	381.6	365.7
Net Income	270.0	280.1
Net Income Attributable to Common Shares:		
Amount	$ 264.8	$ 274.5
Per Diluted Share	5.14	5.20
Cash Dividends Paid Per Common Share	.50	.475
At December 31:		
Cash and Cash Equivalents	$ 157.1	$ 351.7
Debt Obligations	641.9	6.9
Preferred Stock	134.7	172.3
Shareholders' Equity	1,163.7	745.8
Market Value Per Common Share	$ 100.80	$ 48.44
Sales in Tons:		
North American Iron Ore [illegible]	22.3	20.4
North American Coal [illegible]	1.2	na
Asia-Pacific Iron Ore [illegible]	8.1	7.4

[illegible]

[illegible]

SAFE PRODUCTION
record production with lack of injuries...good housekeeping and orderly work areas...well-maintained equipment...proper training and procedures...looking out for and correcting each other...safe conditions and behavior...qualification for MSHA national safety award "Sentinels of Safety"

CUSTOMER FOCUS
listening to the customer...being responsive and on time...meeting quality expectations...helping the customer succeed

CREATING ECONOMIC VALUE
doing the right things right the first time...elimination of waste and inefficiency...breakthroughs in productivity and technology

BIAS FOR ACTION
getting things done...reduced red tape..."barrierless" ...call anybody you want...management by fact....plan the work, work the plan

TRUST, RESPECT AND OPEN COMMUNICATION
open access to information...constructive conflict... delegation to the appropriate level...toleration of failure in pursuit of business success...encouraging and accepting different views...feeling an obligation to explain your actions to those affected...gender and racial diversity

GROUP AND INDIVIDUAL ACCOUNTABILITY
behaving in line with our core values...being responsible for our actions...providing plans/standards/ expectations...holding yourself and/or the group to a high standard of performance...walk the talk

INTEGRITY
doing what you say you are going to do...no hidden agendas...doing the right thing...being truthful...zero tolerance...not walking away from a situation... being credible

TEAMWORK
actively involve others in decision-making...know when to take a leadership role and when to be an active member...recognize the value of teamwork and the synergy it creates

RECOGNIZE AND REWARD ACHIEVEMENT
celebrating successes...stress training and development...an effective appraisal of performance... expressing a simple thank you

ENVIRONMENTAL STEWARDSHIP
going beyond compliance...being socially responsible... anticipating and addressing potential impacts before they occur...personal accountability...operating to preserve the environment for future generations

LETTER TO OUR SHAREHOLDERS



Joseph A. Carrabba
Chairman, President and CEO

Cleveland-Cliffs emerged from 2007 a fundamentally different company. This was the result of dynamic execution of our global expansion and diversification strategy. In addition to achieving record revenues, we completed three strategic transactions that not only changed the profile of our Company, but are expected to be meaningful performance contributors beginning this year. The transactions, which include new interests in Asia-Pacific and Latin American mining operations, as well as exportable North American coal assets, illustrate the ongoing realization of our plan.



STRATEGY FOR GROWTH
With our highly productive, cash-generating North American and Asia-Pacific iron ore assets producing at record levels, in early 2007, management undertook a disciplined macroeconomic assessment to guide our future growth. This assessment resulted in a concentration on natural resources characterized by:

- Recent and unprecedented demand in Asia, particularly China;
- Favorable geologic or industry dynamics; and
- High potential for long-term cash generation.

This focus is guiding our strategy. It has also led to Cliffs capitalizing on opportunities in seaborne iron ore and metallurgical coal.

BUILDING A GLOBAL PRESENCE: AMAPÁ AND SONOMA
Analytical and qualitative reviews of two development-stage projects early in 2007 culminated in acquisitions that further extended Cliffs' international reach. We completed our first Latin American transaction in March 2007 with the purchase of a 30 percent interest in the Amapá Project. Amapá is located in Brazil and MMX Mineração e Metálicos S.A., an integrated mining, mineral processing, production and logistics company, currently owns the remaining 70 percent. Production at this operation, which commenced in December 2007, consists of iron ore concentrate and is fully committed to a 20-year supply agreement with a customer in the Middle East. Early in 2008, this project received a vote of confidence when MMX announced a planned transaction to sell its majority stake to Anglo-American, a world-renowned mining major with a proven track record as a world-class operator.



A Great Lakes freighter loads Cliffs' iron ore pellets from the Company's LS&I Railroad ore dock in Michigan's Upper Peninsula.

Following our investment in Amapá, we broadened our presence in Asia-Pacific and diversified into seaborne coking and thermal coal through a 45 percent economic stake in the Sonoma Coal Project in Queensland, Australia. Shipments initiated the first quarter of 2008. Principal customers for Sonoma's metallurgical coal are JFE Steel and China Steel, and thermal coal production is committed to a utility company in South Korea.

CONTINUED MINERAL DIVERSIFICATION

Complementing our entry into international coal markets, in July, Cliffs purchased a U.S. producer of premium-quality, low-volatile metallurgical coal. Operations comprise our newly established North American Coal business segment and include two mines in West Virginia—the Pinnacle and Green Ridge Mines—and the Oak Grove Mine in Alabama. The asset features reserves of more than 120 million tons. Production and sales volumes are currently on plan at the mines and contractual agreements have been secured for nearly 100 percent of the expected 4.5 million tons of production in 2008. Customers for North American Coal are based in Europe, South America and the United States.

Unanticipated geological conditions at the Pinnacle Mine caused a temporary slowdown and coincident lack of fixed-cost leverage that negatively impacted 2007 financial results. This, combined with expenses related to the implementation of Cliffs' standards in mine development and safety at the three mines, produced unusually high per-ton costs. We expect average per-ton costs in our North American Coal segment to significantly and steadily decrease in 2008, and believe that the combined operations of North American Coal and Sonoma are an excellent counterpart to our legacy iron ore businesses.

SAFE PRODUCTION

As we implement our operating strategy in the North American Coal segment, we remain steadfast in our commitment to safety as the Company's No. 1 priority. In 2007, our continuous improvement efforts resulted in a Total Reportable Injury Frequency Rate of 1.93 at our North American Iron Ore mines, slightly below our target of 2.0 and the lowest level in Company history. We continue to strive diligently for a zero-accident environment through rigorous training and education programs, as well as established loss-prevention principles.

2007 FINANCIAL RESULTS

Our 2007 financial performance reflected higher sales volumes and price realizations in Cliffs' North American Iron Ore and Asia-Pacific Iron Ore segments. This contributed to an 18 percent consolidated revenue increase for the year—eclipsing the 2006 record results. Compared with 2006, average per-ton sales revenues for our North American Iron Ore and Asia-Pacific Iron Ore operations rose 3 percent and 12 percent, respectively. North American Coal revenue per ton for the five months since the acquisition was $70.83. Consolidated full-year operating income totaled $382 million, up from the record of $366 million set in 2006; and net income was down slightly at $270 million, compared with $280 million a year ago. The decrease primarily reflects losses incurred due to the temporary production delay in North American Coal and acquisition-related expenses.

Turning to an operational review, Cliffs' North American Iron Ore pellet production for its own account was 21.8 million tons—up from 20.8 million tons a year ago, reinforcing the Company's leading position. This production increase was achieved despite less than full production at two North American Iron Ore facilities during the year's first half, testifying to the positive impact of Cliffs' Six Sigma and other proactive business improvement initiatives. Perhaps even more illustrative is that costs per ton in North American Iron Ore were held flat year-over-year. Full-year production in Asia-Pacific was 8.4 million tonnes, compared with 7.7 million tonnes in 2006, due principally to the completed Koolyanobbing expansion at Portman. North American Coal production for the five months ended Dec. 31, 2007, was 1.1 million tons.

FINANCIAL FLEXIBILITY

To provide the financial flexibility to respond rapidly to new strategic expansion opportunities, we secured an $800 million credit agreement in August 2007. At Dec. 31, 2007, we had $157 million of cash and equivalents and $360 million of borrowing capacity under the revolver. Primary uses of cash in 2007 included $503 million related to the purchase of PinnOak; $200 million in property, plant and equipment, $160 million of which is related to Sonoma; and $181 million for joint-venture investments, including our interest in the Amapá Project.

CAPITALIZING ON TECHNOLOGY TO ENTER NEW MARKETS

Cliffs also forged an alliance with Kobe Steel during the year to employ Kobe's patented ITmk3® technology for making iron nuggets. We intend to build a commercial-scale plant capable of producing 500,000 tons of nuggets annually at Cliffs' Empire Mine in Michigan. Due to reserve depletion, Empire is expected to cease pelletizing operations by 2010—the year we expect to begin commercial nugget production. The Kobe iron nugget project is expected to provide Cliffs entry into the electric arc furnace market, the fastest growing segment of the U.S. steelmaking industry and one in which Cliffs does not currently have a product to offer.

At the end of 2007, Cliffs made a strategic investment to acquire controlling interest in a promising "green" energy company, Renewafuel, LLC. This investment provides Cliffs access to a biofuel that may prove a suitable substitute for coal and natural gas used in our production of iron pellets, as well as product marketable to other industrial companies.

In the first quarter of 2008, settlements between a major seaborne iron ore producer and consumers resulted in a 65 percent price increase for iron ore fines. This settlement is expected to be a precursor to additional large price increases for other iron ore raw materials, including lump and pellets.

In addition, metallurgical coal prices have recently increased considerably reflecting, among other things, China's intense demand for steelmaking materials.

In short, the macroeconomic factors in the global steel industry continue to reinforce our strategy. I am proud of the accomplishments we made in 2007 in the areas of expansion and diversification. As our development projects ramp up in 2008 and beyond, Cliffs will be a much different company with a more diversified business profile.

With our 2007 accomplishments positioning Cliffs as an international mining entity, I am more enthusiastic than ever about our business and its direction. In the years ahead, we will continue our legacy of operational excellence, as we seek out growth opportunities within our strategic framework.

In closing, I would like to acknowledge our board of directors, whose counsel and support is invaluable to the execution of our strategy; our dedicated management team and employees; and finally, our shareholders, for their ongoing support.

Sincerely,

Joseph A. Carrabba
Chairman, President and Chief Executive Officer
March 10, 2008

MINERAL DIVERSIFICATION BY SALES



2006
2007*
2008E
100% 0%
96% 4%
84% 16%
Iron Ore
Coal

GEOGRAPHIC DIVERSIFICATION BY CUSTOMER LOCATION



2006
2007*
2008E
77% <1% 4% 19%
73% 3% 6% 18%
68% 9% 6% 17%
North America
China
Japan
Other

* Since 7/31/07 acquisition of PinnOak Resources, LLC


Cliffs Asia-Pacific
Cliffs North America
Cliffs Latin America
PORTMAN COCKATOO ISLAND
PORTMAN KOOLYANOBBING
CLIFFS ASIA-PACIFIC
SONOMA PROJECT
EMPIRE MINE
TILDEN MINE
CLIFFS TECHNOLOGY GROUP
NORTHSHORE MINING
HIBBING TACONITE
UNITED TACONITE
CLIFFS SHARED SERVICES
WABUSH MINES
CLEVELAND-CLIFFS CORPORATE HEADQUARTERS
CLIFFS NORTH AMERICAN COAL LLC
PINNACLE COMPLEX
- Pinnacle Mine
- Green Ridge Mine
OAK GROVE MINE
AMAPÁ PROJECT
CLIFFS INTERNATIONAL MINERACAO BRASIL LTDA

YEAR OF PROGRESS AND TRANSITION

The year 2007 was one of progress for Cleveland-Cliffs Inc, and will be looked upon as a watershed in our transition to an international mining entity. It marked a period in which we made our entry into Latin America through our 30 percent interest in the Amapá Project, began mineral diversification with our acquisition of a 45 percent economic interest in the Australian Sonoma Coal Project and continued this diversification with the acquisition of PinnOak Resources, LLC, all while maintaining our market leadership position with our North American Iron Ore franchise.

CLEVELAND-CLIFFS INC OPERATIONS: AT A GLANCE

MINES	PRODUCT TYPE	PRODUCTION (Million Tons/Tonnes) 2007	2008E	PRIMARY MARKETS
North American Iron Ore				
Empire Mine	Pellets	21.8	24.4	North America
Hibbing Taconite				
Northshore Mining				
Tilden Mine				
United Taconite				
Wabush Mines				
North American Coal				
Green Ridge Mine	Low-Volatility Metallurgical	1.1*	4.5	North America
Oak Grove Mine				Europe
Pinnacle Mine				South America
Asia-Pacific Iron Ore				
Portman Operations	Lump and Fines	8.4	7.9	China, Japan
Asia-Pacific Coal				
Sonoma Project	Metallurgical/Thermal	—	2.0	Asia/Korea
Latin America Iron Ore				
Amapá Project	Iron Ore Concentrate	—	3.0-4.0	Middle East

* Since 7/31/07 acquisition of PinnOak Resources, LLC

SAFETY PERFORMANCE*

Cliffs' commitment to continuous safety improvement is executed through its proactive companywide "Road to Zero" initiative. This educational program is geared toward maintaining a high level of personal awareness and knowledge of workplace safety and health issues.

Senior managers, directly reporting to each site's respective general manager, are assigned to identify prevention activities, evaluate performance and establish safety standards. Each employee is required to develop and maintain a personal safety plan, and our Safety Leadership Teams help to ensure awareness is maintained and necessary actions are implemented.

The Company established a Total Reportable Injury Frequency Rate (TRIFR) of less than 2.0 as its safe production goal for 2007. Cliffs achieved a rate of 1.93—a 16 percent improvement from the 2.31 posted in 2006 and a historic low.

During 2007, Cliffs completed safety audits of all operation sites, certified and accredited two additional Mine Safety officers and trained 150 Safety Leadership Team members and Site-Based Managers in Zero Incident Process safety techniques.

* Excludes Cliffs' North American Coal segment acquired in July 2007 and Cliffs' international operations


4.50
5.25
4.25
3.90
4.33
2.70
3.99
2.41
3.96
2.56
3.35
2.31
3.15
1.93
3.20
2.70
3.00
1.90
2.94
1.40
2.71
1.40
2.39
1.30
2.20
1.40
2.12
0.80
58.0
52.0
55.0
45.0
50.0
34.6
45.0
33.7
42.5
43.3
37.0
28.3
na
25.9
01
02
03
04
05
06
07
SAFETY PERFORMANCE
Total Reportable Injury Frequency Rate[1,2]
Lost Workday Injury Frequency Rate (LTI)[1,2]
Average Severity[1,2]
Industry
Cleveland-Cliffs

[1] Per 200,000 hours worked
[2] Industry comparison is total mines, mills and shops (excluding coal) as published by MSHA



Cliffs serves as a socially responsible custodian of the land on and around its facilities, such as this pelletizing operation in Hibbing, Minn.

ENVIRONMENTAL STEWARDSHIP AND SUSTAINABLE DEVELOPMENT*

	2007	2006
Air Emissions Point Sources**		
Total Particulate Matter	132	146
NOx	646	685
SO	353	307
Water Discharges Compliance Rate		
Analyses Passed	14,836	14,441
Analyses Conducted	15,159	14,718
Percent Compliance	98	98
Releases		
Volume Spilled (Gallons)	1,029,057	47,683
Number of Spills	171	159
Waste Disposal (Tons)		
Hazardous	224	376
Non-Hazardous	21,530	12,223
Recycled	25,626	35,094
Reclamation (Acres)		
Total Final Reclamation	397	308
Environmental Training and Awareness		
Trainee Hours	4,528	1,808
Employee Headcount	4,108	4,109
Awareness Activities	183	95
Agency Inspections		
Number of Inspections	36	42
Notices of Violations		
Number of Notices	5	6

[illegible]

[illegible]

ENVIRONMENTAL STEWARDSHIP

Environmental stewardship is one of the mining industry's most enduring responsibilities. Cliffs' commitment to protecting the environment is illustrated by ongoing actions and investments that improve its environmental impact as well as the future sustainability of operations. Milestones in 2007 include the Company's:

- strategic investment in "green" energy company Renewafuel to produce low-emission biofuel;
- commitment as a Founding Reporter on The Climate Registry to annually measure, independently verify and publicly report greenhouse gas emissions;
- progress toward ISO 14000 registration objectives with implementation of an environmental management system at Tilden Mine; and
- partnership with Kobe Steel to employ a new technology to produce high-quality iron with a significantly cleaner and more environmentally friendly process.

Actions such as these further Cliffs' objective to serve as a socially responsible citizen in its communities, providing a healthy environment where current and future generations continue to benefit from its sustainable development of natural resources.

CLIFFS INVESTS IN ENERGY INITIATIVE TO USE RENEWABLE BIOFUEL

In December 2007, Cliffs acquired a 70 percent controlling interest in "green" energy company Renewafuel, LLC, which produces and markets high-quality, low-emission biofuel in the form of energy cubes. The cubes are made from renewable and consistently available components such as corn stalks, switch grass, grains, soybean and oat hulls, wood and wood byproducts. This biofuel may prove a suitable substitute for coal and natural gas in Cliffs' iron mining and processing operations as well as a marketable product for use in other industrial applications.

This strategic investment provides an opportunity for Cliffs to utilize an environmentally preferable solution for further reduction of emissions consistent with objectives to contain costs and enhance efficiencies in a socially responsible manner.

[illegible]

Good corporate governance is more than a process; it is values lived. It is reflected in a commitment to integrity, one of Cliffs' core values.

Maintaining the reputation of the Company throughout the world is the responsibility of every one of Cliffs' and its subsidiaries' employees. The Company utilizes web-based technology in the administration and monitoring of ethics and compliance training. These tools help ensure Company-wide understanding of Cliffs' Code of Conduct and Ethics, core values and other governance guidelines and practices.

No familial relationship exists among any of the Company's officers and its annually elected Directors. Cliffs' nine independent Directors, who have served an average of eight years, are fellow shareholders of the Company. They meet in executive sessions without management and comprise the entirety of its audit, compensation and organization and board affairs committees. Directors actively participate in the Company's affairs, with attendance at 2007 board and committee meetings averaging 96 percent.



Iron ore en route to processing at Cliffs' Northshore Mining operation in Minnesota

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-8944

Cleveland-Cliffs Inc

(Exact name of registrant as specified in its charter)

Ohio	**34-1464672**
(State or other jurisdiction of incorporation)	*(I.R.S. Employer Identification No.)*
1100 Superior Avenue, Cleveland, Ohio	**44114-2544**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (216) 694-5700

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $0.25 per share	New York Stock Exchange and Chicago Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of the Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12 b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based on the closing price of $77.67 per share as reported on the New York Stock Exchange — Composite Index was $3,168,982,680 (excluded from this figure is the voting stock beneficially owned by the registrant's officers and directors).

The number of shares outstanding of the registrant's Common Shares, par value $0.25 per share, was 45,167,824 as of February 25, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for its annual meeting of shareholders scheduled to be held on May 13, 2008 are incorporated by reference into Part III.

TABLE OF CONTENTS

Definitions

The following abbreviations or acronyms are used in the text. References in this report to the "Company", "we", "us", "our" and "Cliffs" are to Cleveland-Cliffs Inc and subsidiaries, collectively. References to "A$" refer to Australian currency, "C$" to Canadian currency and "$" to United States currency.

Abbreviation or acronym	Term
AEPA	Australian Environmental Protection Authority
Algoma	Algoma Steel Inc.
Amapa Project	MMX Amapá Mineração Limitada
ASC	American Steamship Company
AOC	Administrative Order by Consent
APBO	Accumulated other postretirement benefit obligation
ARB	Accounting Research Bulletin
ARS	Auction rate securities
BHP	BHP Billiton
CAC	Cliffs Australia Coal Pty Ltd.
CAL	Cliffs and Associates Limited
CAWO	Cliffs Australian Washplant Operations Pty Ltd
Centennial Amapa	Centennial Asset Participações Amapá S.A.
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
Cockatoo Island	Cockatoo Island Joint Venture
Directors' Plan	1996 Nonemployee Directors' Compensation Plan, as amended and restated 1/1/2005
Dofasco	ArcelorMittal Dofasco Inc.
EAF	Electric arc furnace
East Greenfield	East Greenfield Investors, LLC
EITF	Emerging Issues Task Force
Empire	Empire Iron Mining Partnership
EPA	United States Environmental Protection Agency
EPS	Earnings per share
FASB	Financial Accounting Standards Board
Ferrominera	C.V.G. Ferrominera Orinoco C.A. of Venezuela
FIN	FASB Interpretation Number
F.O.B.	Free on board
FSP	FASB Staff Position
GAAP	Accounting principles generally accepted in the United States
GAM	Group Annuity Mortality
HAP	Hazardous air pollutants
HBI	Hot Briquette Iron
Hibbing	Hibbing Taconite Company
ICE	Incentive Equity Plan
IRS	Internal Revenue Service
ISO	International Standards Organization
Ispat	Ispat Inland Steel Company
JORC	Joint Ore Reserves Code
Kobe Steel	Kobe Steel, LTD.
kWh	Kilowatt hours
Laiwu	Laiwu Steel Group, Ltd.
LIBOR	London Interbank Offered Rate
LIFO	Last-in, first-out
LTI	Lost Time Injuries
LTIFR	Lost Time Injury Frequency Rate

Abbreviation or acronym	Term
LTVSMC	LTV Steel Mining Company
MACT	Maximum Achievable Control Technology
MDEQ	Michigan Department of Environmental Quality
MMBTU	Million British Thermal Units
MMX	MMX Minerção e Metalicos S.A.
MPCA	Minnesota Pollution Control Agency
MPSC	Michigan Public Service Commission
MSHA	Mine Safety and Health Administration
NBCWA	National Bituminous Coal Wage Agreement
NDEP	Nevada Department of Environmental Protection
NLRB	National Labor Relations Board
Northshore	Northshore Mining Company
NRD	Natural Resource Damages
Oak Grove	Oak Grove Resources, LLC
OPEB	Other postretirement benefits
PBO	Projected Benefit Obligation
PCB	Polychlorinated Biphenyl
Pinnacle	Pinnacle Mining Company, LLC
PinnOak	Cliffs North American Coal LLC (f/k/a PinnOak Resources, LLC)
PolyMet	PolyMet Mining Inc.
Portman	Portman Limited
PPI	Producers Price Indices
PRP	Potentially responsible party
QCoal	QCoal Pty Ltd
Renewafuel	Renewafuel, LLC
RONA	Return on net assets
RTWG	Rio Tinto Working Group
SAB	Staff Accounting Bulletin
SAR	Stock Appreciation Rights
SEC	United States Securities and Exchange Commission
Severstal	Severstal North America, Inc.
SFAS	Statement of Financial Accounting Standards
SMM	Sonoma Mine Management
Sonoma	Sonoma Coal Project
Sonoma Sales	Sonoma Sales Pty Ltd
Stelco	Stelco Inc.
Tilden	Tilden Mining Company L.C.
Tonne	Metric ton
TSR	Total Shareholder Return
UMWA	United Mineworkers of America
United Taconite	United Taconite LLC
U.S. Steel	United States Steel Corporation
USW	United Steelworkers
Vale	Companhia Vale do Rio Doce
VEBA	Voluntary Employee Benefit Association trusts
VIE	Variable interest entity
VNQDC Plan	Voluntary Non-Qualified Deferred Compensation Plan
Wabush	Wabush Mines Joint Venture
WCI	WCI Steel Inc.
Weirton	Weirton Steel Corporation
WEPCO	Wisconsin Electric Power Company

PART I

Item 1. *Business.*

Introduction

Founded in 1847, Cleveland-Cliffs is an international mining company, the largest producer of iron ore pellets in North America and a supplier of metallurgical coal to the global steelmaking industry. The Company operates six iron ore mines in Michigan, Minnesota and Eastern Canada, and three coking coal mines in West Virginia and Alabama. Cliffs also owns 80.4 percent of Portman, a large iron ore mining company in Australia, serving the Asian iron ore markets with direct-shipping fines and lump ore. In addition, the Company has a 30 percent interest in the Amapá Project, a Brazilian iron ore project, and a 45 percent economic interest in the Sonoma Project, an Australian coking and thermal coal project.

Strategic Transformation

In recent years, we have undergone a strategic transformation to an international mining company from our historic business model as a mine manager for the integrated steel industry in North America. Through a series of acquisitions and joint venture partnerships, the transformation has included our pursuit of geographic and mineral diversification, with a focus on providing raw materials to the steelmaking industry.

In April 2005, we completed the acquisition of Portman. The acquisition increased our customer base in China and Japan and established our presence in the Australian mining industry.

In March 2007, we acquired a 30 percent interest in MMX Amapá Mineração Ltda., a Brazilian limited liability company developing an iron ore project (Amapá Project). The remaining 70 percent of the Amapá Project is owned by MMX, which also serves as the manager of the Amapá Project. In January 2008, Anglo-American plc entered into a period of exclusive discussions with the controlling shareholder of MMX to purchase a controlling interest in MMX's current 51 percent interest in the Minas-Rio iron ore project and its 70 percent interest in the Amapá Project. The proposed transaction is subject to a number of terms and conditions, including MMX board and regulatory approvals and the negotiation of definitive transaction documents. MMX will be required to obtain security holder approval for completion of the transaction.

In April 2007, we completed the acquisition of a 45 percent economic interest in Sonoma in Queensland, Australia.

In June 2007, we entered into an alliance whereby Kobe Steel agreed to license its patented ITmk3® iron-making technology to us. The alliance, which has a 10-year term, provides Cliffs a technology to convert its low-grade iron ore reserves to high-purity iron nuggets that can be used in an electric arc furnace, a market in which we do not currently compete.

In July 2007, we completed our acquisition of PinnOak, a privately-owned U.S. mining company with three high-quality, low-volatile metallurgical coal mines. The acquisition furthers our growth strategy and expands our diversification of products for the integrated steel industry.

Business Segments

In the past, we evaluated segment results based on segment operating income. As a result of the PinnOak acquisition and our focus on reducing production costs, we now evaluate segment performance based on sales margin, defined as revenues less cost of goods sold identifiable to each segment.

We are currently organized into three reportable business segments: North America Iron Ore, North American Coal and Asia-Pacific Iron Ore. Financial information about our segments is included in Item 7 and NOTE 4 — *SEGMENT REPORTING* — included in Item 8 of this Annual Report on Form 10-K.

North American Iron Ore

We are the largest producer of iron ore pellets in North America and sell virtually all of our production to integrated steel companies in the United States and Canada. We manage and operate six North American iron ore mines located in Michigan, Minnesota and Eastern Canada that currently have a rated capacity of 37 million tons of iron ore pellet production annually, representing approximately 45 percent of total North American pellet production capacity. Based on our percentage ownership of the North American mines we operate, our share of the rated pellet production capacity is currently 22.9 million tons annually, representing approximately 28 percent of total North American annual pellet capacity.

The following chart summarizes the estimated annual production capacity and percentage of total North American pellet production capacity for each of the North American iron ore pellet producers as of December 31, 2007:

North American Iron Ore Pellet
Annual Rated Capacity Tonnage

	Current Estimated Capacity (Gross Tons of Raw Ore in Millions)	Percent of Total North American Capacity
All Cliffs' managed mines	37.0	45.3%
Other U.S. mines		
U.S. Steel's Minnesota ore operations		
Minnesota Taconite	14.6	17.9
Keewatin Taconite	5.4	6.6
Total U.S. Steel	20.0	24.5
ArcelorMittal USA Minorca mine	2.9	3.6
Total other U.S. mines	22.9	28.1
Other Canadian mines		
Iron Ore Company of Canada	12.8	15.7
Quebec Cartier Mining Co.	8.9	10.9
Total other Canadian mines	21.7	26.6
Total North American mines	81.6	100.0%

We sell our share of North American iron ore production to integrated steel producers, generally pursuant to term supply agreements with various price adjustment provisions.

For the year ended December 31, 2007, we produced a total of 34.6 million tons of iron ore pellets, including 21.8 million tons for our account and 12.8 million tons on behalf of steel company owners of the mines.

We produce 13 grades of iron ore pellets, including standard, fluxed and high manganese, for use in our customers' blast furnaces as part of the steelmaking process. The variation in grades results from the specific chemical and metallurgical properties of the ores at each mine and whether or not fluxstone is added in the process. Although the grade or grades of pellets currently delivered to each customer are based on that customer's preferences, which depend in part on the characteristics of the customer's blast furnace operation, in many cases our iron ore pellets can be used interchangeably. Industry demand for the various grades of iron ore pellets depends on each customer's preferences and changes from time to time. In the event that a given mine is operating at full capacity, the terms of most of our pellet supply agreements allow some flexibility to provide our customers iron ore pellets from different mines.

Standard pellets require less processing, are generally the least costly pellets to produce and are called "standard" because no ground fluxstone (*i.e.*, limestone, dolomite, etc.) is added to the iron ore concentrate before turning the concentrates into pellets. In the case of fluxed pellets, fluxstone is added to the concentrate, which produces pellets that can perform at higher productivity levels in the customer's specific blast furnace and will minimize the amount of fluxstone the customer may be required to add to the blast furnace. "High manganese" pellets are the pellets produced at our Canadian Wabush operation where there is more natural manganese in the crude ore than is found at our other operations. The manganese contained in the iron ore mined at Wabush cannot be entirely removed during the concentrating process. Wabush produces pellets with two levels of manganese, both in standard and fluxed grades.

It is not possible to produce pellets with identical physical and chemical properties from each of our mining and processing operations. The grade or grades of pellets purchased by and delivered to each customer are based on that customer's preferences and availability.

Each of our North American iron ore mines are located near the Great Lakes or, in the case of Wabush, near the St. Lawrence Seaway, which is connected to the Great Lakes. The majority of our iron ore pellets are transported via railroads to loading ports for shipment via vessel to steelmakers in the U.S. or Canada.

North American Iron Ore Customers

Our North American Iron Ore revenues are derived from sales of iron ore pellets to the North American integrated steel industry, consisting of eight customers. Generally, we have multi-year supply agreements with our customers. Sales volume under these agreements is largely dependent on customer requirements, and in many cases, we are the sole supplier of iron ore pellets to the customer. Each agreement has a base price that is adjusted annually using one or more adjustment factors. Factors that can adjust price include international pellet prices, measures of general industrial inflation and steel prices. One of our supply agreements has a provision that limits the amount of price increase or decrease in any given year.

During 2007, 2006 and 2005, we sold 22.3 million, 20.4 million and 22.3 million tons of iron ore pellets, respectively, from our share of the production from our North American iron ore mines. The following five customers together accounted for a total of 83, 91 and 93 percent of North American Iron Ore *Revenues from product sales and services* for the years 2007, 2006 and 2005, respectively:

	Percent of Sales Revenues*		
Customer	**2007**	2006	2005
ArcelorMittal USA	**44%**	44%	43%
Algoma	**16**	20	22
Severstal	**10**	13	12
U.S. Steel Canada	**7**	5	8
WCI	**6**	9	8
Total	**83%**	91%	93%

* Excluding freight and venture partners' cost reimbursements.

North American Iron Ore Term Supply Agreements

Our term supply agreements in North America expire between the end of 2011 and the end of 2018. The weighted average remaining duration is seven years.

Our North American Iron Ore sales are influenced by seasonal factors in the first quarter of the year as shipments and sales are restricted by weather conditions on the Great Lakes. During the first quarter, we continue to produce our products, but we cannot ship those products via lake freighter until the Great Lakes are passable, which causes our first quarter inventory levels to rise. Our limited practice of shipping product to ports on the lower Great Lakes and/or to customers' facilities prior to the transfer of title has somewhat mitigated the seasonal effect on first quarter inventories and sales. At both December 31, 2007 and 2006, we had approximately 0.8 million tons of pellets in inventory at lower lakes or customers' facilities.

ArcelorMittal USA

On March 19, 2007, we executed an umbrella agreement with ArcelorMittal USA, a subsidiary of ArcelorMittal, that covers significant price and volume matters under three separate pre-existing iron ore pellet supply agreements for ArcelorMittal USA's Cleveland and Indiana Harbor West, Indiana Harbor East and Weirton facilities. This umbrella agreement formalizes a previously disclosed letter agreement dated April 12, 2006.

Under terms of the umbrella agreement, some of the terms of the separate pellet sale and purchase agreements for each of the above facilities were modified to aggregate ArcelorMittal USA's purchases during the years 2006 through 2010. The pricing provisions of the umbrella agreement are determined in accordance with the individual supply agreements that were in place for each of the facilities at the time it was executed.

During 2006 through 2010, ArcelorMittal USA is obligated to purchase specified minimum tonnages of iron ore pellets on an aggregate basis. The umbrella agreement also sets the minimum annual tonnage at ArcelorMittal USA's approximately budgeted usage levels through 2010, with pricing based on the facility to which the pellets are delivered. Beginning in 2007, the terms of the umbrella agreement allow ArcelorMittal USA to manage its ore inventory levels through buydown provisions, which permit it to reduce its tonnage purchase obligation each year at a specified price per ton, and through deferral provisions, which permit ArcelorMittal USA to defer a portion of its annual tonnage purchase obligation beginning in 2007. ArcelorMittal USA has opted to defer the purchase of 550,000 tons from 2007 to 2008. The umbrella agreement also provides for consistent nomination procedures through 2010 across all three iron ore pellet supply agreements.

If, at the end of the umbrella agreement term in 2010, a new agreement is not executed, our pellet supply agreements with ArcelorMittal USA prior to executing the umbrella agreement will again become the basis for supplying pellets to ArcelorMittal USA:

Facility	Agreement runs through
Cleveland Works and Indiana Harbor West facilities	2016
Indiana Harbor East facility	2015
Weirton facility	2018

In 2005, ArcelorMittal USA shut down ArcelorMittal-Weirton's blast furnace. The Weirton Contract had a minimum annual purchase obligation from ArcelorMittal-Weirton to purchase iron ore pellets for the years 2006 through and including 2018, with a minimum annual purchase obligation of two million tons per year. The ArcelorMittal-Weirton blast furnace has been permanently shut down and to the best of our knowledge will not be restarted. The umbrella agreement eliminated the Weirton minimum purchase obligation.

ArcelorMittal USA is a 62.3 percent equity participant in Hibbing and a 21 percent equity partner in Empire with limited rights and obligations and a 28.6 percent participant in Wabush. In 2007, 2006 and 2005 our North American Iron Ore pellet sales to ArcelorMittal USA were 10.3, 9.1, and 10.7 million tons, respectively.

Algoma

Algoma, a Canadian steelmaker, is a subsidiary of Essar Steel Holdings Limited. We have a 15-year term supply agreement under which we are Algoma's sole supplier of iron ore pellets through 2016 (the "Algoma Agreement"). Our annual obligation is capped at four million tons with our option to supply additional pellets. Pricing under the Algoma Agreement is based on a formula which includes international pellet prices (the "Pricing Formula"). The Algoma Agreement also provides that, in certain years, either party may request a price negotiation ("Reopener Years") if prices under the Algoma Agreement differ from a specified benchmark price. The Reopener Years are 2008, 2011, and 2014. On January 3, 2008, Algoma requested price renegotiation for 2008. We have 60 days from the date of Algoma's request to negotiate a mutually agreed upon sales price for 2008. If, after the expiration of this negotiation period, we are unable to agree on a negotiated price for 2008, either party has the right to initiate arbitration for purposes of determining the price for 2008. The price determined in the arbitration would be effective only for 2008. Prices for 2009 and 2010 would be determined in accordance with the original terms of the Algoma Agreement. In June 2007, Essar Global Limited, through its wholly owned subsidiary Essar Steel Holdings Limited, completed its acquisition of Algoma for C$1.85 billion. We do not expect the acquisition to affect our term supply agreement with Algoma. We sold 2.9 million, 3.5 million and 3.8 million tons to Algoma in 2007, 2006 and 2005, respectively.

Severstal

In January 2006, we entered into an agreement whereby we are the sole supplier of iron ore pellets through 2012 to Severstal. This agreement contains certain minimum purchase requirements for certain years. We sold 3.0 million, 3.7 million and 3.6 million tons to Severstal in 2007, 2006 and 2005, respectively.

On January 5, 2008, Severstal experienced an explosion and fire on the smaller of its two operating furnaces that partially curtailed production at their North American facility. We have not determined the impact of this incident on projected 2008 iron ore shipments.

WCI

On October 14, 2004, we and WCI reached agreement (the "2004 Pellet Agreement") for us to supply 1.4 million tons of iron ore pellets in 2005 and, in 2006 and thereafter, to supply 100 percent of WCI's annual requirements up to a maximum of two million tons of iron ore pellets. The 2004 Pellet Agreement is for a ten-year term, which commenced on January 1, 2005.

On May 1, 2006, an entity controlled by the secured noteholders of WCI acquired the steelmaking assets and business of WCI ("New WCI"). New WCI assumed the 2004 Pellet Agreement. We sold 1.5 million, 1.6 million and 1.4 million tons to New WCI in 2007, 2006 and 2005, respectively.

U.S. Steel Canada

U.S. Steel Canada (formerly Stelco) is a 44.6 percent participant in Wabush, and U.S. subsidiaries of U.S. Steel Canada own 14.7 percent of Hibbing and 15 percent of Tilden.

In December 2006, we executed a binding pellet supply term sheet with U.S. Steel Canada with respect to a seven-year supply agreement to provide their Lake Erie Steel and Hamilton Steel facilities excess pellet requirements above the amount supplied from their ownership interest at Hibbing, Tilden and Wabush. Pellet sales to U.S. Steel Canada totaled 1.2 million, 0.9 million and 1.4 million tons in 2007, 2006 and 2005, respectively.

North American Coal

Cliffs is a supplier of metallurgical coal in North America. We own and operate three North American coal mines located in West Virginia and Alabama that currently have a rated capacity of 6.5 million short tons of production annually. For the five months ended December 31, 2007, we sold a total of 1.2 million tons.

All three of our North American coal mines are positioned near rail or barge lines providing access to international shipping ports, which allows for export of our coal production.

North American Coal Customers

North American Coal's production is sold to global integrated steel and coke producers in Europe, South America and North America. Approximately 90 percent of our 2008 production is committed under one-year contracts. Customer contracts in North America typically are negotiated on a calendar year basis with international contracts negotiated as of March 31.

Exports and domestic sales represented 66 percent and 34 percent, respectively, of our North American Coal sales in 2007. No customer comprised more than 10 percent of our consolidated sales.

Asia-Pacific Iron Ore

Our Asia-Pacific Iron Ore segment is comprised of Portman, an Australian iron ore mining company. The minority interest ownership of the company is publicly held and traded on the Australian Stock Exchange under the ticker symbol "PMM".

Portman's operations are in Western Australia and include its 100 percent owned Koolyanobbing mine and its 50 percent equity interest in Cockatoo Island. Portman serves the Asian iron ore markets with direct-shipping fines and lump ore. Production in 2007 (excluding its 0.7 million tonne share of Cockatoo Island) was 7.7 million tonnes.

These two operations supply a total of four direct shipping export products to Asia via the global seaborne trade market. Koolyanobbing produces a standard lump and fines product as well as low grade fines product. Cockatoo Island produces and exports a single premium fines product. Portman lump products are directly charged to the blast furnace, while the fines products are used as sinter feed. The variation in Portman's four export product grades reflects the inherent chemical and physical characteristics of the ore bodies mined as well as the supply requirements of the customers.

Koolyanobbing is a collective term for the operating deposits at Koolyanobbing, Mount Jackson and Windarling. The project is located 425 kilometers east of Perth and approximately 50 kilometers northeast of the town of Southern Cross. There are approximately 100 kilometers separating the three mining areas. Banded iron formation hosts the mineralization which is predominately hematite and goethite. Each deposit is characterized with different chemical and physical attributes and in order to achieve customer product quality; ore in varying quantities from each deposit must be blended together.

Blending is undertaken at Koolyanobbing, where the crushing and screening plant is located. Standard and low grade products are produced in separate campaigns. Once the blended ore has been crushed and screened into a direct shipping product, it is transported by rail approximately 575 kilometers south to the Port of Esperance for shipment to Asian customers.

Cockatoo Island is located off the Kimberley coast of Western Australia, approximately 1,900 kilometers north of Perth and is only accessible by sea and air. Cockatoo Island produces a single high iron product known as Cockatoo Island Premium Fines. The deposit is almost pure hematite and contains very few contaminants enabling the shipping grade to be above 68 percent iron. Ore is mined below the sea level on the southern edge of the island. This is facilitated by a sea wall which enables mining to a depth of 40 meters below sea level. Ore is crushed and screened to the final product sizing. Vessels berth at the island and the fines product is loaded directly to the ship. Cockatoo Island Premium Fines are highly sought in the global marketplace due to its extremely high iron grade and low valueless mineral content. Production at Cockatoo Island is expected to continue into the second quarter of 2008, with shipments to end in the third quarter of 2008.

Asia-Pacific Iron Ore Customers

Portman's production is fully committed to steel companies in China and Japan through 2012. A limited spot market exists for seaborne iron ore as most production is sold under long-term contracts with annual benchmark prices driven from negotiations between the major suppliers and Chinese, Japanese and other Asian steel mills. The three major iron ore producers, Vale, Rio Tinto and BHP, dominate the seaborne iron ore trade and together account for approximately three-quarters of the global supply to the seaborne market.

Portman has long-term supply agreements with steel producers in China and Japan that account for approximately 74 percent and 26 percent, respectively, of sales. Sales volume under the agreements is partially dependent on customer requirements. Each agreement is priced based on benchmark pricing established for Australian producers.

During 2007, 2006 and 2005, we sold 8.1 million, 7.4 million and 4.9 million tonnes of iron ore, respectively, from our Western Australia mines. (Sales for 2005 represent amounts since the March 31, 2005 acquisition of Portman).

Sales in 2007 were to 17 Chinese and three Japanese customers. No customer comprised more than 15 percent of Asia-Pacific Iron Ore sales or 10 percent of our consolidated sales in 2007, 2006 or 2005. Portman's five largest customers accounted for approximately 47 percent of Portman's sales in 2007, 46 percent in 2006 and 50 percent in 2005.

Investments

In addition to the Company's reportable business segments, we are partner to a number of projects, including the Amapá Iron Ore Project in Brazil and the Sonoma Coal Project in Australia.

Amapá

We are a 30 percent minority interest owner in the Amapá Project which consists of a significant iron ore deposit, a 192-kilometer railway connecting the mine location to an existing port facility and 71 hectares of real estate on the banks of the Amazon River, reserved for a loading terminal. The Amapá Project initiated production in late-December 2007. It is expected that completion of the construction of the concentrator and ramp-up of production will occur in 2008. It is estimated that Amapá will produce and sell between three and four million tonnes of iron ore fines products in 2008 and 6.5 million tonnes annually once fully operational. The majority of Amapá's production is committed under a long-term supply agreement with an operator of an iron oxide pelletizing plant in the Kingdom of Bahrain.

Sonoma

We are a 45 percent economic interest owner in the Sonoma Coal Project in Queensland, Australia. The project is currently operating and expected to produce approximately two million tonnes of coal in 2008 and three to four million tonnes of coal annually in 2009 and beyond. Production will include a mix of hard coking coal and thermal coal. The Sonoma Coal Project has economically recoverable reserves of 27 million tonnes. All 2008 production is committed under supply agreements with customers in Asia.

The Iron Ore, Metallurgical Coal and Steel Industries

Almost all iron ore and metallurgical coal is used in steelmaking and therefore is dependent on the steel industry. Global crude steel production broke the 100 million tonne per month level for the first time in March 2006. Production in 2007 for the 67 countries reporting to the International Iron and Steel Institute increased approximately seven percent over 2006. The growing level of international production is largely due to the rapid industrial growth in China.

China produced 489 million tonnes of crude steel in 2007, up 15 percent over 2006, accounting for approximately 37 percent of global production.

The rapid growth in steel production in China has only been partially met by a corresponding increase in domestic Chinese iron ore production. Chinese iron ore deposits, although substantial, are of a lower grade (less than half of the equivalent iron ore content) than the current iron ore supplied from Brazil and Australia.

The world price of iron ore is influenced by international demand. The rapid growth in Chinese demand, particularly in more recent years, has created a market imbalance and has led to demand outstripping supply. This market imbalance has recently led to high spot prices for natural iron ore and increases of 9.5 percent, 19 percent and 71.5 percent in 2007, 2006 and 2005, respectively, in benchmark prices for Brazilian and Australian suppliers of iron ore. In mid-February 2008, Japan's Nippon Steel and South Korea's Posco agreed with Vale to a 65 percent increase in the price for fines. The increased demand for iron ore has resulted in the major iron ore suppliers expanding efforts to increase their capacity.

Competition

We compete with several iron ore producers in North America, including Iron Ore Company of Canada, Quebec Cartier Mining Company and U.S. Steel, as well as other steel companies that own interests in iron ore mines that may have excess iron ore inventories. In the coal industry, we compete with many metallurgical coal producers including Alpha Natural Resources, Massey Energy, Jim Walter Resources, Peabody Energy, CONSOL and others.

As the North American steel industry continues to consolidate, a major focus of the consolidation is on the continued life of the integrated steel industry's raw steelmaking operations (*i.e.*, blast furnaces and basic oxygen furnaces that produce raw steel). In addition, other competitive forces have become a large factor in the iron ore business. Electric furnaces built by mini-mills, which are steel recyclers, generally produce steel by using scrap steel and reduced-iron products, not iron ore pellets, in their electric furnaces.

Competition among the sellers of iron ore pellets and metallurgical coal is predicated upon the usual competitive factors of price, availability of supply, product performance, service and transportation cost to the consumer.

Portman exports iron ore products to China and Japan in the world seaborne trade. Portman competes with major iron ore exporters from Australia, Brazil and India.

Environment

General

Various governmental bodies are continually promulgating new laws and regulations affecting us, our customers, and our suppliers in many areas, including waste discharge and disposal, hazardous classification of materials and products, air and water discharges, and many other environmental, health, and safety matters. Although we believe that our environmental policies and practices are sound and do not expect that the application of any current laws or regulations would reasonably be expected to result in a material adverse effect on our business or financial condition, we cannot predict the collective adverse impact of the expanding body of laws and regulations.

Specifically, proposals for voluntary initiatives and mandatory controls are being discussed both in the United States and worldwide to reduce greenhouse gases — most notably carbon dioxide, a by-product of burning fossil fuels and other industrial processes. Although the outcome of these efforts remains uncertain, we have proactively engaged outside experts to more formally develop a comprehensive, enterprise-wide greenhouse gas management strategy. The comprehensive strategy is aimed at considering all significant aspects associated with greenhouse gas initiatives and optimizing our regulatory, operational, and financial impacts and/or opportunities. We will continue to monitor developments related to efforts to register and potentially regulate greenhouse gas emissions.

North American Iron Ore

In the construction of our facilities and in their operation, substantial costs have been incurred and will continue to be incurred to avoid undue effect on the environment. Our North American capital expenditures relating to environmental matters were $8.8 million, $10.5 million, and $9.2 million in 2007, 2006 and 2005, respectively. It is estimated that approximately $10.8 million will be spent in 2008 for capital environmental control facilities.

The iron ore industry has been identified by the EPA as an industrial category that emits pollutants established by the 1990 Clean Air Act Amendments. These pollutants included over 200 substances that are now classified as HAP. The EPA is required to develop rules that would require major sources of HAP to utilize MACT standards for their emissions. Pursuant to this statutory requirement, the EPA published a final rule on October 30, 2003 imposing emission limitations and other requirements on taconite iron ore processing operations. On December 15, 2005, we and Ispat-Inland Mining Company filed a Petition to Delete as a source category regulated by Section 112 of the Clean Air Act. The EPA requested additional information, and a supplement was submitted to the EPA on August 22, 2006. A response is pending.

On March 10, 2005, the EPA issued the Clean Air Interstate Rule final regulations and on March 15, 2005, the EPA issued the Clean Air Mercury Rule. The rules establish phased reductions of NOx, SO_2 and mercury from electric power generating stations. Accordingly, Cliffs anticipates that it will incur capital and ongoing emission allowance costs at its Silver Bay Power Plant to maintain compliance with the rule. As Cliffs is still optimizing its various options for compliance, we cannot accurately estimate the timing or cost of emission controls at this time.

On December 16, 2006, we submitted an administrative permit amendment application to the MPCA with respect to Northshore's Title V operating permit. The proposed amendment requested the deletion of a 30-year old "control city" monitoring requirement which was used to assess the adequacy of air emission control equipment installed in the 1970s. MPCA had discontinued use of control city monitoring in the early 1980s, but had recently reinstituted monitoring. The control city monitoring compared ambient fiber levels in St. Paul, Minnesota to levels at Northshore and the surrounding area. The administrative permit amendment application argued that the control city monitoring requirement is an obsolete and redundant standard given Northshore's existing emission control equipment and applicable federal regulations, state rules, and permit requirements.

We received a letter dated February 23, 2007 from the MPCA notifying us that our proposed permit amendment had been denied. We have appealed the denial to the Minnesota Court of Appeals. Subsequent to the filing of our appeal, the MPCA advised Northshore that the MPCA considered Northshore to be in violation of the control city standard. In addition, the Minnesota Center for Environmental Advocacy intervened in our appeal of the denial of a proposed permit amendment to our Title V operating permit. Oral arguments on our appeal were held on February 21, 2008.

If either our appeal is unsuccessful or if we are unable to negotiate an acceptable compliance schedule, Northshore could be subject to future enforcement actions with respect to its Title V operating permit if we are unable to meet the permit requirements as interpreted by MPCA.

North American Coal

In 1996 and 1997, two cases were brought alleging that dust from the Concord Preparation Plant damaged properties in the area. In 2002, the parties entered into settlement agreements with the former owner in exchange for a lump sum payment and the agreement to implement remedial measures. However, the plaintiffs were not required to dismiss their claims. PinnOak was added to these cases in 2004 and 2006. The plaintiffs in these matters are now seeking additional remediation measures and we are opposing this assertion and believe that any amounts ultimately paid in this matter will not be material. In addition to the two cases noted above, in 2004 approximately 160 individual plaintiffs brought an action against PinnOak asserting injuries arising from particulate emissions from the Concord Preparation Plant. PinnOak is seeking a summary judgment in this most recent matter because it had previously been concluded under the 2002 settlement agreement.

In 2006, 13 plaintiffs brought an action against PinnOak related to the operation of the Concord Preparation Plant. These plaintiffs assert that dangerous levels of coal dust emissions have been allowed to accumulate at that facility. We deny this allegation and are defending the matter vigorously.

Since the acquisition of the PinnOak properties in 2007, we are evaluating ways to improve the efficiency and reduce the environmental impact of our coal operations. Included in these evaluations are ways to reduce refuse and air emissions from preparation plants and maintaining the quality of water in and around our properties.

Asia-Pacific Iron Ore

Environmental issues and their management continued to be an important focus at our Asia-Pacific iron ore operations throughout 2007. Mining operations proceeded without major environmental incidents. Implementation of management controls at the Koolyanobbing operations continued, and a significant milestone was achieved with the certification of the environmental management system to the international standard ISO 14001.

A third-party compliance review of the Koolyanobbing operations was undertaken during 2007. The Koolyanobbing operations are among the most heavily regulated mining operations in Western Australia, with environmental conditions set at both State and Federal government levels. The review audited compliance with over 200 regulatory conditions and management plan commitments. A high level of compliance was achieved across all areas. Nine items of non-compliance were reported, with most being non-material in terms of environmental risk. Work commenced to address these items, including improved blasting procedures, the initiation of a project to quantify dust emission sources and the inclusion of soil assessment protocols in waste dump planning.

The Asia-Pacific iron ore environmental team was strengthened during the year to ensure that both the current mine operations continue to be well managed and that expansion plans receive timely environmental assessment and approvals.

We commenced a major environmental permitting program at the Koolyanobbing operations in 2007 in preparation of the submission of approval applications for a number of development proposals in 2008. The program included environmental baseline and impact assessment for expansion of pits and waste dumps at Koolyanobbing, Mount Jackson and Windarling. Groundwater studies, including a ground water re-injection trial, were completed in support of an approval application for mining below the water table at Windarling.

In May 2007, the AEPA released a report outlining the recommendations for a significant extension of the conservation estate in the area of the Koolyanobbing mining operations. The AEPA report recommended the conversion of much of the area to Class A conservation reserve, which effectively excludes mining activities. The report represents the view of the AEPA and neither creates an obligation on the government to act nor affects the rights of Portman to operate under existing approvals. However, if implemented, the AEPA recommendations would severely constrain Portman's expansion opportunities in the vicinity of the current operations. There are disparate views within government agencies over the issue. We have communicated our concerns to the government in a manner that indicates a willingness to work with all parties to achieve a sustainable outcome for conservation and resource development in the region.

At the Cockatoo Island operations, the focus of environmental work was on preparing a submission for environmental approvals for extension of the embankment mining project. A submission was lodged with the regulatory agencies in December 2007, with the aim of securing approvals by mid-2008. Work continued on refining a closure plan for the Cockatoo Island operations. A program of rehabilitation for the areas that do not form part of the active mining area adjacent to the seawall is planned for 2008.

For additional information on our environmental matters, see Item 3. *Legal Proceedings* and NOTE 5 — *ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS* in Item 8.

Energy

Electricity. The Empire and Tilden mines receive electric power from WEPCO. Under the contracts, Empire and Tilden were afforded an energy price cap and certain power curtailment features. These contracts terminated at the end of the 2007 calendar year. Prior to the termination of the contracts in 2007, WEPCO initiated a tariff rate case in which Empire and Tilden participated in order to establish a new tariff rate for each mine upon the termination of the contracts. The resulting settlement, which was approved by the Michigan Public Service Commission, created a new industrial tariff rate. Effective January 1, 2008 Tilden and Empire receive their electrical power from WEPCO under the new tariff rate. On January 31, 2008, WEPCO filed a new rate case, proposing an increase to the tariff rates that became effective on January 1, 2008. In February 2008, we filed a petition to intervene in the new rate case. We are also reviewing the rate case and analyzing the potential impact on Empire and Tilden.

Electric power for the Hibbing mine and the United Taconite mine is supplied by Minnesota Power, Inc., under agreements that continue to December 2008 and October 2008, respectively.

Silver Bay Power Company, an indirect wholly owned subsidiary of ours, with a 115 megawatt power plant, provides the majority of Northshore's energy requirements, has an interconnection agreement with Minnesota Power, Inc. for backup power, and sells 40 megawatts of excess power capacity to Northern States Power Company under a contract that extends to 2011.

Wabush owns a portion of the Twin Falls Hydro Generation facility that provides power for Wabush's mining operations in Newfoundland. We have a 20-year agreement with Newfoundland Power, which continues until December 31, 2014. This agreement allows an interchange of water rights in return for the power needs for Wabush's mining operations. The Wabush pelletizing operations in Quebec are served by Quebec Hydro on an annual contract.

The Oak Grove mine and Concord Preparation Plant are supplied electrical power by Alabama Power, a Southern Company, under a contract which expires June 30, 2008. Rates of the contract are subject to change during the term of the contract as regulated by the Alabama Public Service Commission.

Electrical power to the Pinnacle, Green Ridge No. 1, Green Ridge No. 2 mines and the Pinnacle Preparation Plant are supplied by the Appalachian Power Company under two contracts. The Indian Creek contract is renewable September 22, 2008 and the Pinnacle Creek contract is renewable July 4, 2008. Both contracts specify the applicable rate schedule, minimum monthly charge and power capacity furnished. Rates, terms and conditions of the contracts are subject to the approval of the Public Service Commission of West Virginia.

Koolyanobbing and its associated satellite mines draw power from independent diesel fueled power stations and generators. Temporary diesel power generation capacity has been installed at the Koolyanobbing operations, allowing sufficient time for a detailed investigation into the viability of long-term options such as connecting into the Western Australian South West Interconnected System or provision of natural gas or dual fuel (natural gas and diesel) generating capacity. These options are not economic for the satellite mines, which will continue being powered by diesel generators.

Electrical supply on Cockatoo Island is diesel generated. The powerhouse adjacent to the processing plant powers the shiploader, fuel farm and the processing plant. The workshop and administration office is powered by a separate generator.

Sonoma receives its electricity from the public grid generated by local electric retailer Ergon Energy. In 2008, Sonoma plans to go to the contestable energy market and invite offers to supply electricity on a long-term basis. The state of Queensland enjoys a competitive deregulated energy market.

Process Fuel. We have contracts providing for the transport of natural gas for our United States iron ore operations. The Empire and Tilden mines have the capability of burning natural gas, coal, or to a lesser extent, oil. The Hibbing and Northshore mines have the capability to burn natural gas and oil. The United Taconite mine has the ability to burn coal, natural gas and coke breeze. Although all of the U.S. iron ore mines have the capability of burning natural gas, with higher natural gas prices, the pelletizing operations for the U.S. iron ore mines utilize alternate fuels when practicable. Wabush has the capability to burn oil and coke breeze.

Research and Development

We have been a leader in iron ore mining technology for more than 160 years. We operated some of the first mines on Michigan's Marquette Iron Range and pioneered early open-pit and underground mining methods. From the first application of electrical power in Michigan's underground mines to the use today of sophisticated computers and global positioning satellite systems, we have been leaders in the application of new technology to the centuries-old business of mineral extraction. Today, our engineering and technical staffs are engaged in full-time technical support of our operations and improvement of existing products.

As part of our efforts to develop alternative metallic products, we are developing, with Kobe Steel, a commercial-scale reduced iron plant, which will convert taconite into nearly pure iron in nugget form utilizing Kobe Steel's ITmk3® technology. This innovative technology has the potential to open new markets by offering an economically competitive supply of iron material for electric arc furnaces.

North American Coal and Asia-Pacific Iron Ore do not have any material research and development projects.

Employees

As of December 31, 2007, there were a total of 5,298 employees:

	North American Iron Ore	North American Coal	Asia-Pacific Iron Ore	Corporate & Support Services	Total
Salaried	843	190	77	211	1,321
Hourly	3,264	701	12	—	3,977
Total (1)	4,107	891	89	211	5,298

(1) Includes our employees and the employees of the North American joint ventures.

Hourly employees at our Michigan and Minnesota iron ore mining operations (other than Northshore) are represented by the USW under collective bargaining agreements dated August 1, 2004 that expire on September 1, 2008. Bargaining for new collective agreements will take place in 2008. Both the U.S. Steel and ArcelorMittal USA collective bargaining agreements with the USW also expire on September 1, 2008. The current profitable state of both the North American steel and iron ore industries has been cited by the USW as an important factor in developing negotiation objectives for 2008.

In April 2006, the USW advised us with a "Written Notification" that it was initiating an organizing campaign at Northshore. Under the terms of our collective bargaining agreements with the USW, we are required to remain neutral during the organizing campaign. Based upon subsequent conversations with USW representatives, the organizing campaign was postponed pending resolution of issues related to the neutrality commitment in the collective bargaining agreement.

Hourly employees at Wabush are represented by the USW. Wabush and the USW entered into a collective bargaining agreement in October 2004 that expires on March 1, 2009.

In July 2007, the Company purchased PinnOak. Hourly production and maintenance employees at its subsidiary corporations are represented by the UMWA. Each of those subsidiary companies entered into new collective bargaining agreements with the UMWA in March 2007 that expire on December 31, 2011. Those collective agreements are identical in all material respects to the National Bituminous Coal Wage Agreement of 2007 between the UMWA and the Bituminous Coal Operators' Association.

Our employees at Asia-Pacific operations are not represented under collective bargaining agreements.

As of the end of 2007, 56 percent of our employees are covered by collective bargaining agreements. Agreements covering 72 percent of those employees expire by the end of 2008.

Growth Strategy

We expect to grow our business and presence as an international mining company by expanding both geographically and through the minerals that we mine and market. Recent investments in Australia and Latin America, as well as acquisitions in minerals outside of iron ore, such as coal, illustrate the execution of this strategy.

Mineral Diversification — In addition to continuously evaluating acquisition targets and investment opportunities in iron ore, metallurgical and thermal coal, we also consider opportunities outside of these areas that could expand our position as a supplier of raw materials to the steelmaking industry.

Geographic Diversification — We currently have producing assets in North America and Western Australia. Through recent growth projects such as the Amapá Project, which provides entry into Latin America, and Sonoma in Eastern Australia, we are increasing our presence in markets outside of North America.

Our strategy also includes plans to capitalize on our unique technological expertise in the area of concentrating and processing lower-grade ores into high-quality products. Illustrating this strategy is our recently announced alliance to license Kobe Steel's patented ITmk3® iron-making technology. This technology provides a means to use our existing iron ore reserves as a raw material to produce high-purity iron nuggets containing more than 96 percent iron. These iron nuggets are a high-quality, marketable raw material for EAFs, a growing segment of the steel industry we do not currently supply.

Much of the current increase in global demand for steel is due to industrialization in countries such as China. China is seeking foreign supplies of the raw materials it needs to produce steel to build infrastructure, factories, hotels and other buildings and to manufacture motor vehicles and appliances. Currently, China is the world's largest steel producer, with 37 percent of global steel production, and China's steel production is expected to continue to grow. Chinese iron ore imports rose approximately 19 percent in 2007 and are expected to further increase in 2008. China is the largest consumer of iron ore, steel and copper. We are attempting to capitalize on China's industrial growth by acquiring well-located iron ore and/or metallurgical coal properties and obtaining agreements to supply iron ore and coal to international steel producers.

Available Information

Our headquarters are located at 1100 Superior Avenue, Cleveland, Ohio 44114-2544, and our telephone number is (216) 694-5700. We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports and other information can be read and copied at:

SEC Public Reference Room
100 F Street N.E.
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's home page at *http://www.sec.gov*.

We make available, free of charge on our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are posted on our website at *www.cleveland-cliffs.com* — under "For Investors".

We also make available, free of charge on our website, the charter of the Audit Committee, Board Affairs Committee, Compensation and Organization Committee and Finance Committee as well as the Corporate Governance Guidelines and the Code of Business Conduct & Ethics adopted by our Board of Directors. These documents are posted on our website at *www.cleveland-cliffs.com* — under "For Investors", select the "Corporate Governance" link.

References to our website do not constitute incorporation by reference of the information contained on our website and such information is not part of this Form 10-K.

Copies of the above referenced information will also be made available, free of charge, by calling (216) 694-5700 or upon written request to:

Cleveland-Cliffs Inc
Investor Relations
1100 Superior Avenue
Cleveland, OH 44114-2544

Item 1A. *Risk Factors*

If the rate of steel consumption slows globally, it could lead to excess global capacity, increasing competition within the steel industry and increased imports into the United States, potentially lowering the demand for iron ore and coal.

The world price of iron ore and coal are strongly influenced by international demand. The current growing level of international demand for raw materials for steel production is largely due to the rapid industrial growth in China. If the economic growth rate in China slows, which may be difficult to forecast, less steel may be used in construction and manufacturing, which could decrease demand for iron ore and coal. This could adversely impact the world iron ore and coal markets and our operations. A slowing of the economic growth rate globally leading to overcapacity in the steelmaking industry could also result in greater exports of steel out of Eastern Europe, Asia and Latin America, which, if imported into North America, could decrease demand for domestically produced steel, thereby decreasing the demand for iron ore and coal supplied in North America. During 2006, China became the world's largest exporter of steel.

China's domestic crude steel production climbed approximately 17 percent in 2007 as compared to 2006. Based on the American Iron and Steel Institute's Apparent Steel Supply (excluding semi-finished steel products), imports of steel into the United States constituted 23.3 percent, 27.3 percent and 21.3 percent of the domestic steel market supply for 2007, 2006 and 2005, respectively. Further, production of steel by North American integrated steel manufacturers may also be replaced, to some extent, by production of substitute materials by other manufacturers. In the case of some product applications, North American steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. Most of our term supply agreements for the sale of iron ore products are requirements-based or provide for flexibility of volume above a minimum level. Reduced demand for and consumption of iron ore products by integrated steel producers have had and may continue to have a significant negative impact on our sales, margins and profitability.

Capacity expansions within the industry could lead to lower global iron ore and coal prices or impact our production.

The increased demand for iron ore and coal, particularly from China, has resulted in the major iron ore and metallurgic coal suppliers increasing their capacity. Many of our competitors have announced plans to increase their capacity through capital expenditures, project expansion and acquisitions to capitalize on these opportunities. An increase in our competitors' capacity could result in excess supply of iron ore and coal, resulting in downward pressure on prices. A decrease in pricing would adversely impact our sales, margins and profitability.

If steelmakers use methods other than blast furnace production to produce steel, or if their blast furnaces shut down or otherwise reduce production, the demand for our iron ore and coal products may decrease.

Demand for our iron ore and coal products is determined by the operating rates for the blast furnaces of steel companies. However, not all finished steel is produced by blast furnaces; finished steel also may be produced by other methods that do not require iron ore products. For example, steel "mini-mills," which are steel recyclers, generally produce steel primarily by using scrap steel and other iron products, not iron ore pellets, in their electric furnaces. Production of steel by steel mini-mills was approximately 60 percent of North American total finished steel production in 2007. Steel producers also can produce steel using imported iron ore or semi-finished steel products, which eliminates the need for domestic iron ore. Environmental restrictions on the use of blast furnaces also may reduce our customers' use of their blast furnaces. Maintenance of blast furnaces can require substantial capital expenditures. Our customers may choose not to maintain their blast furnaces, and some of our customers may not have the resources necessary to adequately maintain their blast furnaces. If our customers use methods to produce steel that do not use iron ore and coal products, demand for our iron ore and coal products will decrease, which could adversely affect our sales, margins and profitability.

A substantial majority of our sales are made under term supply agreements, which are important to the stability and profitability of our operations.

In 2007, more than 95 percent of our North American Iron Ore sales volume, the majority of our North American Coal sales, and virtually all of our Australian sales were sold under term supply agreements. For North American Coal, these agreements typically cover a twelve-month period and must be renewed each year. The Asia-Pacific Iron Ore contracts expire in 2010. We cannot be certain that we will be able to renew or replace existing term supply agreements at the same volume levels, prices or with similar profit margins when they expire. A loss of sales to our existing customers could have a substantial negative impact on our sales, margins and profitability.

Our North American Iron Ore term supply agreements contain a number of price adjustment provisions, or price escalators, including adjustments based on general industrial inflation rates, the price of steel and the international price of iron ore pellets, among other factors, that allow us to adjust the prices under those agreements generally on an annual basis. Our price adjustment provisions are weighted and some are subject to annual collars, which limit our ability to raise prices to match international levels and fully capitalize on strong demand for iron ore. Most of our North American Iron Ore term supply agreements do not otherwise allow us to increase our prices and to directly pass through higher production costs to our customers. An inability to increase prices or pass along increased costs could adversely affect our margins and profitability.

In North America, we depend on a limited number of customers.

Five customers together accounted for more than 80 percent of our North American Iron Ore sales revenues measured as a percent of product revenues for each of the past three years. If one or more of these customers were to significantly reduce their purchases of products from us, or if we were unable to sell products to them on terms as favorable to us as the terms under our current term supply agreements, our North American sales, margins and profitability could suffer materially due to the high level of fixed costs and the high costs to idle or close mines. The majority of the iron ore we manage and produce is for our own account, and therefore we rely on sales to our joint venture partners and other third-party customers for most of our revenues.

Mine closures entail substantial costs, and if we close one or more of our mines sooner than anticipated, our results of operations and financial condition may be significantly and adversely affected.

If we close any of our mines, our revenues would be reduced unless we were able to increase production at our other mines, which may not be possible. The closure of a mining operation involves significant fixed closure costs, including accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs, and the costs of terminating long-term obligations, including energy contracts and equipment leases. We base our assumptions regarding the life of our mines on detailed studies we perform from time to time, but those studies and assumptions are subject to uncertainties and estimates that may not be accurate. We recognize the costs of reclaiming open pits and shafts, stockpiles, tailings ponds, roads and other mining support areas based on the estimated mining life of our property. If we were to significantly reduce the estimated life of any of our mines, the mine-closure costs would be applied to a shorter period of production, which would increase production costs per ton produced and could significantly and adversely affect our results of operations and financial condition.

A North American mine permanent closure could significantly increase and accelerate employment legacy costs, including our expense and funding costs for pension and other postretirement benefit obligations. A number of employees would be eligible for immediate retirement under special eligibility rules that apply upon a mine closure. All employees eligible for immediate retirement under the pension plans at the time of the permanent mine closure also would be eligible for postretirement health and life insurance benefits, thereby accelerating our obligation to provide these benefits. Certain mine closures would precipitate a pension closure liability significantly greater than an ongoing operation liability. Finally, a permanent mine closure could trigger severance-related obligations, which can equal up to eight weeks of pay per employee, depending on length of service. No employee entitled to an immediate pension upon closure of a mine is entitled to severance. As a result, the closure of one or more of our mines could adversely affect our financial condition and results of operations.

The Cockatoo Island operation in Australia is scheduled to close in the second quarter of 2008 and plans are in process to obtain all required governmental approvals. Since all of the employees are contractors, the cost of mine closure is significantly lower in Australia than in North America. Performance bonds are in place covering the estimated closure costs.

We rely on estimates of our recoverable reserves, which is complex due to geological characteristics of the properties and the number of assumptions made.

We regularly evaluate our North American iron ore and coal reserves based on revenues and costs and update them as required in accordance with SEC Industry Guide 7. Portman and Sonoma have published reserves which follow JORC in Australia, which is similar to United States requirements. Changes to the reserve value to make them comply with SEC requirements have been made. There are numerous uncertainties inherent in estimating quantities of reserves of our mines, many of which have been in operation for several decades, including many factors beyond our control.

Estimates of reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as production capacity, effects of regulations by governmental agencies, future prices for iron ore and coal, future industry conditions and operating costs, severance and excise taxes, development costs and costs of extraction and reclamation, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of mineralized deposits attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows prepared by different engineers or by the same engineers at different times may vary substantially as the criteria change. Estimated ore and coal reserves could be affected by future industry conditions, geological conditions and ongoing mine planning. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and if such variances are material, our sales and profitability could be adversely affected.

A defect in the title or the loss of a leasehold interest in certain property could limit our ability to mine our reserves or result in significant unanticipated costs.

We conduct a significant part of our mining operations on property that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated reserves. As such, the title to property that we intend to lease or reserves that we intend to mine may contain defects prohibiting our ability to conduct mining operations. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs. In addition, some leases require us to pay minimum royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate.

We rely on our joint venture partners in our mines to meet their payment obligations.

We co-own five of our six North American mines with various joint venture partners that are integrated steel producers or their subsidiaries, including ArcelorMittal USA, Laiwu and U.S. Steel Canada. While we are the manager of each of the mines we co-own, we rely on our joint venture partners to make their required capital contributions and to pay for their share of the iron ore pellets that we produce. Most of our venture partners are also our customers. If one or more of our venture partners fail to perform their obligations, the remaining venturers, including ourselves, may be required to assume additional material obligations, including significant pension and postretirement health and life insurance benefit obligations. The premature closure of a mine due to the failure of a joint venture partner to perform its obligations could result in significant fixed mine-closure costs, including severance, employment legacy costs and other employment costs, reclamation and other environmental costs, and the costs of terminating long-term obligations, including energy contracts and equipment leases.

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect, if there are mine closures or our joint venture partners fail to perform their obligations that relate to employee pension plans.

We provide defined benefit pension plans and OPEB benefits to eligible union and non-union employees, including our share of expense and funding obligations with respect to unconsolidated ventures. Our pension expense and our required contributions to our pension plans are directly affected by the value of plan assets, the projected and actual rate of return on plan assets and the actuarial assumptions we use to measure our defined benefit pension plan obligations, including the rate at which future obligations are discounted.

We cannot predict whether changing market or economic conditions, regulatory changes or other factors will increase our pension expenses or our funding obligations, diverting funds we would otherwise apply to other uses.

We have calculated our unfunded OPEB obligation based on a number of assumptions. Discount rate, return on plan assets, and mortality assumptions parallel those utilized for pensions. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, we cannot be certain that regulatory changes will not increase our obligations to provide these or additional benefits. These obligations also may increase substantially in the event of adverse medical cost trends or unexpected rates of early retirement, particularly for bargaining unit retirees for whom there is currently no retiree healthcare cost cap. Early retirement rates likely would increase substantially in the event of a mine closure.

Equipment and supply shortages may impact our production.

The extractive industry has recently experienced long lead times on equipment, tires, and supply needs due to the increased demand for these resources. As the global mining industry increases its capacity, demand for these resources will increase, potentially resulting in higher prices, equipment shortages, or both.

Our sales and competitive position depend on the ability to transport our products to our customers at competitive rates and in a timely manner.

Disruption of the lake freighter and rail transportation services because of weather-related problems, including ice and winter weather conditions on the Great Lakes, strikes, lock-outs or other events, could impair our ability to supply iron ore pellets to our customers at competitive rates or in a timely manner and, thus, could adversely affect our sales and profitability. Further, reduced levels of government funding may result in a lesser level of dredging, particularly at Great Lakes ports. Less dredging results in lower water levels, which restricts the tonnage freighters can haul over the Great Lakes, resulting in higher freight rates.

Our Asia-Pacific Iron Ore operations are in direct competition with the major world seaborne exporters of iron ore and its customers face higher transportation costs than most other Australian producers to ship its products to the Asian markets because of the location of its major shipping port on the south coast of Australia. Further, increases in transportation costs, decreased availability of ocean vessels or changes in such costs relative to transportation costs incurred by our competitors, could make our products less competitive, restrict our access to certain markets and have an adverse effect on our sales, margins and profitability.

Our operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases.

Operating expenses at all our mining locations are sensitive to changes in electricity prices and fuel prices, including diesel fuel and natural gas prices. In our North American Iron Ore locations, these items make up 24 percent of our North American Iron Ore operating costs. Prices for electricity, natural gas and fuel oils can fluctuate widely with availability and demand levels from other users. During periods of peak usage, supplies of energy may be curtailed and we may not be able to purchase them at historical rates. While we have some long-term contracts with electrical suppliers, we are exposed to fluctuations in energy costs that can affect our production costs. We enter into forward fixed-price supply contracts for natural gas and diesel fuel for use in our operations. Those contracts are of limited duration and do not cover all of our fuel needs, and price increases in fuel costs could cause our profitability to decrease significantly.

Natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events may lead our customers, our suppliers, or our facilities to curtail production or shut down their operations.

Operating levels within the industry are subject to unexpected conditions and events that are beyond the industry's control. Those events could cause industry members or their suppliers to curtail production or shut down a portion or all of their operations, which could reduce the demand for our iron ore and coal products, and could adversely affect our sales, margins, and profitability.

For example, Algoma shut down a blast furnace for 52 days in 2007. Additionally, in January of 2008, Severstal provided us with a force majeure letter due to a fire on the smaller of its two operating furnaces. At this time, we do not know the impact of the fire on Severstal's purchase of iron ore pellets. In early November 2007, several small cracks were discovered in a kiln riding ring during routine maintenance at our Tilden mine. As a result of the cracks, a scheduled major repair was extended approximately 15 days more than expected. Full production resumed in mid-January 2008. An electrical explosion at our United Taconite facility on October 12, 2006 resulted in a temporary production curtailment as a result of a loss of electrical power. Full production did not resume until January 2007. In February 2007, severe weather conditions caused significant ice buildup in the basin supplying water to the Hibbing facility tailings basin. This caused a production shutdown that lowered first quarter production output. In August 2007, production at Pinnacle slowed as a result of sandstone intrusions encountered within the coal panel being mined at the time, spreading fixed costs over less production than planned.

Interruptions in production capabilities will inevitably increase our production costs and reduce our profitability. We do not have meaningful excess capacity for current production needs, and we are not able to quickly increase production at one mine to offset an interruption in production at another mine.

A portion of our production costs are fixed regardless of current operating levels. As noted, our operating levels are subject to conditions beyond our control that can delay deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather conditions (for example, extreme winter weather, floods and availability of process water due to drought) and natural disasters, pit wall failures, unanticipated geological conditions, including variations in the amount of rock and soil overlying the deposits of iron ore and coal, variations in rock and other natural materials and variations in geologic conditions and ore processing changes.

The manufacturing processes that take place in our mining operations, as well as in our processing facilities, depend on critical pieces of equipment. This equipment may, on occasion, be out of service because of unanticipated failures. In addition, many of our mines and processing facilities have been in operation for several decades, and the equipment is aged. In the future, we may experience additional material plant shutdowns or periods of reduced production because of equipment failures. Further, remediation of any interruption in production capability may require us to make large capital expenditures that could have a negative effect on our profitability and cash flows. Our business interruption insurance would not cover all of the lost revenues associated with equipment failures. Longer-term business disruptions could result in a loss of customers, which could adversely affect our future sales levels, and therefore our profitability.

Regarding the impact of unexpected events happening to our suppliers, many of our mines are dependent on one source for electric power and for natural gas. For example, Minnesota Power is the sole supplier of electric power to our Hibbing and United Taconite mines; WEPCO is the sole supplier of electric power to our Tilden and Empire mines; and our Northshore mine is largely dependent on its wholly owned power facility for its electrical supply. A significant interruption in service from our energy suppliers due to terrorism, weather conditions, natural disasters, or any other cause can result in substantial losses that may not be fully recoverable, either from our business interruption insurance or responsible third parties.

We are subject to extensive governmental regulation, which imposes, and will continue to impose, significant costs and liabilities on us, and future regulation could increase those costs and liabilities or limit our ability to produce iron ore and coal products.

We are subject to various federal, provincial, state and local laws and regulations in each jurisdiction in which we have operations on matters such as employee health and safety, air quality, water pollution, plant and wildlife protection, reclamation and restoration of mining properties, the discharge of materials into the environment, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for our operations. We cannot be certain that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

Prior to commencement of mining, we must submit to and obtain approval from the appropriate regulatory authority of plans showing where and how mining and reclamation operations are to occur. These plans must include information such as the location of mining areas, stockpiles, surface waters, haul roads, tailings basins and drainage from mining operations. All requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. In addition, new legislation and regulations and orders, including proposals related to climate change and protection of the environment, to which we would be subject or that would further regulate and tax our customers, namely the North American integrated steel producer customers, may also require us or our customers to reduce or otherwise change operations significantly or incur additional costs. Such new legislation, regulations or orders (if enacted) could have a material adverse effect on our business, results of operations, financial condition or profitability. Our U.S. operations are subject to MACT emissions standards for particulate matter promulgated by the EPA under the Clean Air Act effective October 31, 2006. The EPA's decision not to regulate emissions of mercury or asbestos in the MACT Rule is the subject of a court remand, and the outcome cannot be predicted.

Further, we are subject to a variety of potential liability exposures arising at certain sites where we do not currently conduct operations. These sites include sites where we formerly conducted iron ore mining or processing or other operations, inactive sites that we currently own, predecessor sites, acquired sites, leased land sites and third-party waste disposal sites. We may be named as a responsible party at other sites in the future and we cannot be certain that the costs associated with these additional sites will not be material.

We also could be held liable for any and all consequences arising out of human exposure to hazardous substances used, released or disposed of by us or other environmental damage, including damage to natural resources. In particular, we and certain of our subsidiaries are involved in various claims relating to the exposure of asbestos and silica to seamen who sailed on the Great Lakes vessels formerly owned and operated by certain of our subsidiaries. The full impact of these claims, as well as whether insurance coverage will be sufficient and whether other defendants named in these claims will be able to fund any costs arising out of these claims, continues to be unknown. See Item 3. *Legal Proceedings*.

Our Oak Grove mine was notified by MSHA that it might be placed on the Pattern of Violations. MSHA has indicated it will reassess the mine's safety performance after the first quarter of 2008. If Oak Grove is placed on the Pattern of Violations, it will be subject to a higher level of regulatory enforcement that could potentially negatively impact its operations, reducing production and increasing our costs.

Underground mining is subject to increased safety regulation and may require us to incur additional cost.

Recent mine disasters have led to the enactment and consideration of significant new federal and state laws and regulations relating to safety in underground coal mines. These laws and regulations include requirements for constructing and maintaining caches for the storage of additional self-contained self rescuers throughout underground mines; installing rescue chambers in underground mines; constant tracking of and communication with personnel in the mines; installing cable lifelines from the mine portal to all sections of the mine to assist in emergency escape; submission and approval of emergency response plans; and new and additional safety training. Additionally, new requirements for the prompt reporting of accidents and increased fines and penalties for violations of these and existing regulations have been implemented. These new laws and regulations may cause us to incur substantial additional costs, which may adversely impact our operating performance.

Coal mining is complex due to geological characteristics of the region.

The geological characteristics of coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. These factors could materially adversely affect the mining operations and cost structures of, and customers' ability to use coal produced.

Our profitability could be negatively affected if we fail to maintain satisfactory labor relations.

The USW represents all hourly employees at our North American Iron Ore locations except for Northshore. The UMWA represents hourly employees at our North American Coal locations. Our four-year labor agreement with our U.S. iron ore labor force expires August 31, 2008. A five-year agreement runs until March 2009 with our Canadian work force. The current UMWA agreement runs through 2011 at our coal locations. Hourly employees at the railroads we own that transport products among our facilities are represented by multiple unions with labor agreements that expire at various dates. If the collective bargaining agreements relating to the employees at our mines or railroad are not successfully renegotiated prior to their expiration, we could face work stoppages or labor strikes.

We may encounter labor shortages for critical operational positions, which could affect our ability to produce iron ore products.

At many of our mining locations, many of our mining operational employees are approaching retirement age. As these experienced employees retire, we may have difficulty replacing them at competitive wages. As a result, wages are increasing to address the turnover.

Our profitability could be affected by the failure of outside contractors to perform.

Portman and Sonoma use contractors to handle many of the operational phases of their mining and processing operations and therefore are subject to the performance of outside companies on key production areas.

Our failure to maintain effective internal control over financial reporting may not allow us to accurately report our financial results, which could cause our financial statements to become materially misleading and adversely affect the trading price of our common shares.

We require effective internal control over financial reporting in order to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we cannot provide reasonable assurance with respect to our financial statements and effectively prevent fraud, our financial statements could become materially misleading, which could adversely affect the trading price of our common shares. Implementing new internal controls and testing the internal control framework will require the dedication of additional resources, management time and expense. If we fail to maintain an effective internal control environment and perform timely testing, we could have a material weakness with our internal control over financial reporting. If we have a material weakness, or a weak control environment, our business, financial condition and operating results could be materially impacted.

We may be unable to successfully identify, acquire and integrate strategic acquisition candidates.

Our ability to grow successfully through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain necessary financing. It is possible that we will be unable to successfully complete potential acquisitions. In addition, the costs of acquiring other businesses could increase if competition for acquisition candidates increases. Additionally, the success of an acquisition is subject to other risks and uncertainties, including our ability to realize operating efficiencies expected from an acquisition, the size or quality of the resource, delays in realizing the benefits of an acquisition, difficulties in retaining key employees, customers or suppliers of the acquired businesses, difficulties in maintaining uniform controls, procedures, standards and policies throughout acquired companies, the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets, the impact of changes to our allocation of purchase price, and the ability to generate future cash flows or the availability of financing.

We are subject to risks involving operations in multiple countries.

We have a strategy to broaden our scope as a supplier of iron ore and other raw materials to the integrated steel industry in North American and international markets. As we expand beyond our traditional North American base business, we will be subject to additional risks beyond those risks relating to our North American operations, such as currency fluctuations; legal and tax limitations on our ability to repatriate earnings in a tax-efficient manner; potential negative international impacts resulting from U.S. foreign and domestic policies, including government embargoes or foreign trade restrictions; the imposition of duties, tariffs, import and export controls and other trade barriers impacting the seaborne iron ore and coal markets; difficulties in staffing and managing multi-national operations; and uncertainties in the enforcement of legal rights and remedies in multiple jurisdictions. If we are unable to manage successfully the risks associated with expanding our global business, these risks could have a material adverse effect on our business, results of operations or financial condition.

We are subject to a variety of market risks.

These risks include those caused by changes in the value of equity investments, changes in commodity prices, interest rates and foreign currency exchange rates. We have established policies and procedures to manage such risks, however certain risks are beyond our control.

Item 1B. ***Unresolved Staff Comments.***

We have no unresolved comments from the SEC.

Item 2. ***Properties.***

The following map shows the locations of our operations:



CLIFFS TECHNOLOGY GROUP
TILDEN MINE
EMPIRE MINE
NORTHSHORE MINING
PORTMAN COCKATOO ISLAND
HIBBING TACONITE
UNITED TACONITE
CLIFFS SHARED SERVICES
WABUSH
AMAPÁ PROJECT
CLEVELAND-CLIFFS CORPORATE HEADQUARTERS
CLIFFS NORTH AMERICAN COAL LLC
CLIFFS ASIA-PACIFIC
SONOMA PROJECT
PORTMAN KOOLYANOBBING
PINNACLE COMPLEX
- Pinnacle Mine
- Green Ridge Mine
OAK GROVE MINE
CLIFFS INTERNATIONAL MINCERACAO BRASIL, LTD.
N

Mine Facilities and Equipment. Each of the North American Iron Ore mines has crushing, concentrating, and pelletizing facilities. There are crushing and screening facilities at Koolyanobbing and Cockatoo Island. North American Coal mines have preparation, processing, and load-out facilities, with the Pinnacle and Green Ridge mines sharing facilities. The facilities at each site are in satisfactory condition, although they require routine capital and maintenance expenditures on an ongoing basis. Certain mine equipment generally is powered by electricity, diesel fuel or gasoline. The total cost of the property, plant and equipment, net of applicable accumulated amortization and depreciation as of December 31, 2007, for each of the mines is set forth in the chart below.

Location and Name	(In Millions) Total Historical Cost of Mine Plant and Equipment (Excluding Real Estate and Construction in Progress), Net of Applicable Accumulated Amortization and Depreciation
Empire	$ 78.1(1)
Tilden	197.6(2)
Hibbing	477.0(3)
Northshore	81.8
United Taconite	78.2
Wabush	482.2(3)
Pinnacle	58.9
Oak Grove	77.5
Sonoma	— (4)
Cockatoo Island	— (5)
Koolyanobbing	199.4
Amapa	— (4)

(1) Includes capitalized financing costs of $6.9 million, net of accumulated amortization.

(2) Includes capitalized financing costs of $16.2 million, net of accumulated amortization.

(3) Does not reflect depreciation, which is recorded by the individual venturers.

(4) The mine is in the pre-production stage.

(5) Cockatoo Island plant and equipment is fully amortized.

North American Iron Ore

We directly or indirectly own and operate interests in the following six North American iron ore mines:

Empire mine

The Empire mine is located on the Marquette Iron Range in Michigan's Upper Peninsula approximately 15 miles west-southwest of Marquette, Michigan. The mine has been in operation since 1963. Over the past five years, the Empire mine has produced between 4.8 million and 5.4 million tons of iron ore pellets annually.

We own 79.0 percent of Empire, and a subsidiary of ArcelorMittal USA has retained a 21 percent ownership in Empire with limited rights and obligations, which it has a unilateral right to put to us at any time subsequent to the end of 2007. This right has not been exercised. We own directly approximately one-half of the remaining ore reserves at the Empire mine and lease them to Empire. A subsidiary of Cliffs leases the balance of the Empire reserves from the other owners of such reserves and subleases them to Empire.

Tilden mine

The Tilden mine is located on the Marquette Iron Range in Michigan's Upper Peninsula approximately five miles south of Ishpeming, Michigan. The Tilden mine has been in operation since 1974. Over the past five years, the Tilden mine has produced between 6.9 million and 7.9 million tons of iron ore pellets annually.

We own 85 percent of Tilden, with the remaining minority interest owned by U.S. Steel Canada. Each partner takes its share of production pro rata; however, provisions in the partnership agreement allow additional or reduced production to be delivered under certain circumstances. We own all of the ore reserves at the Tilden mine and lease them to Tilden.

The Empire and Tilden mines are located adjacent to each other. The logistical benefits include a consolidated transportation system, more efficient employee and equipment operating schedules, reduction in redundant facilities and workforce and best practices sharing.

Hibbing mine

The Hibbing mine is located in the center of Minnesota's Mesabi Iron Range and is approximately ten miles north of Hibbing, Minnesota and five miles west of Chisholm, Minnesota. The Hibbing mine has been in operation since 1976. Over the past five years, the Hibbing mine has produced between 7.4 million and 8.5 million tons of iron ore pellets annually.

We own 23 percent of Hibbing, ArcelorMittal USA has a 62.3 percent interest, and U.S. Steel Canada has a 14.7 percent interest. Each partner takes its share of production pro rata; however, provisions in the joint venture agreement allow additional or reduced production to be delivered under certain circumstances.

Northshore mine

The Northshore mine is located in northeastern Minnesota, approximately two miles south of Babbitt, Minnesota on the northeastern end of the Mesabi Iron Range. Northshore's processing facilities are located in Silver Bay, Minnesota, near Lake Superior, on U.S. Highway 61. The Northshore mine has been in continuous operation since 1990. Over the past five years, the Northshore mine has produced between 4.8 million and 5.2 million tons of iron ore pellets annually.

The Northshore mine began production under our management and ownership on October 1, 1994. We own 100 percent of the mine.

United Taconite mine

The United Taconite mine is located on Minnesota's Mesabi Iron Range in and around the city of Eveleth, Minnesota. The United Taconite concentrator and pelletizing facilities are located 10 miles south of the mine, near the town of Forbes, Minnesota. The main entrance to the concentrator and pelletizing facilities is on County Road 16, three miles west of State Highway 53. The mine has been operating since 1965. Over the past five years, the United Taconite mine has produced between 1.6 million and 5.3 million tons of iron ore pellets annually.

We own 70 percent of United Taconite, with Laiwu owning the remaining 30 percent. Each partner takes its share of production pro rata.

Wabush mine

The Wabush mine and concentrator is located in Wabush, Labrador, Canada, and the pellet plant is located in Pointe Noire, Quebec, Canada. The Wabush mine has been in operation since 1965. Over the past five years, the Wabush mine has produced between 3.8 million and 5.2 million tons of iron ore pellets annually. We own 26.8 percent of Wabush, Dofasco has a 28.6 percent interest and U.S. Steel Canada has a 44.6 percent interest. At the end of 2007 we were in negotiations to sell our 26.8 percent minority ownership to Dofasco, a subsidiary of ArcelorMittal. Negotiations have not been finalized and it is possible that the transaction may not be consummated.

North American Coal

We directly own and operate the following three North American coal mines:

Pinnacle and Green Ridge mines

The Pinnacle Complex includes the Pinnacle and Green Ridge mines and is located approximately 30 miles southwest of Beckley, West Virginia. The Pinnacle mine has been in operation since 1969. Over the past five years, the Pinnacle mine has produced between 1.4 million and 2.5 million tons of coal annually. The Green Ridge mine has been in operation since 2004 and has produced between 0.4 million and 0.5 million tons of coal annually.

Oak Grove mine

The Oak Grove mine is located approximately 25 miles southwest of Birmingham, Alabama. The mine has been in operation since 1972. Over the past five years, the Oak Grove mine has produced between 1.3 million and 1.7 million tons of coal annually.

Asia-pacific Iron Ore

Koolyanobbing

The Koolyanobbing operations are located 425 kilometers east of Perth and approximately 50 kilometers northeast of the town of Southern Cross. Koolyanobbing produces lump and fine iron ore. An expansion program was completed in 2006 to increase capacity from six to eight million tonnes per annum. The expansion was primarily driven by the development of iron ore resources at Mount Jackson and Windarling, located 80 kilometers and 100 kilometers north of the existing Koolyanobbing operations, respectively. Over the past five years, the Koolyanobbing operation has produced between 4.9 million and 7.6 million tonnes annually.

Cockatoo Island

The Cockatoo Island operation is located six kilometers to the west of Yampi Peninsula, in the Buccaneer Archipelago, and 140 kilometers north of Derby in the West Kimberley region of Western Australia. The island has been mined for iron ore since 1951, with a break in operations between 1985 and 1993. Over the past five years, Cockatoo Island has produced between 0.6 million and 1.4 million tonnes annually at the 100 percent ownership level.

Portman commenced a beneficiation project in 1993 that was completed in mid-2000. Portman owns a 50 percent interest in a joint venture to mine remnant iron ore deposits. Mining from this phase of the operation commenced in late 2000 and is expected to continue, based on current reserves, until the second quarter of 2008. Studies are underway evaluating the technical and economic feasibility of developing a below-sea-level eastward resource extension of the Cockatoo deposit. Ore is hauled by haul truck to the stockpiles, crushed and screened and then transferred by conveyor to the shiploader.

Transportation

Two railroads, one of which is wholly owned by us, link the Empire and Tilden mines with Lake Michigan at the loading port of Escanaba, Michigan and with the Lake Superior loading port of Marquette, Michigan. From the Mesabi Range, Hibbing pellets are transported by rail to a shiploading port at Superior, Wisconsin. United Taconite pellets are shipped by railroad to the port of Duluth, Minnesota. At Northshore, crude ore is shipped by a wholly owned railroad from the mine to processing and dock facilities at Silver Bay, Minnesota. In Canada, there is an open-pit mine and concentrator at Wabush, Labrador, Newfoundland and a pellet plant and dock facility at Pointe Noire, Quebec. At the Wabush mine, concentrates are shipped by rail from the Scully mine at Wabush to Pointe Noire where they are pelletized for shipment via vessel to Canada, the United States and other international destinations or shipped as concentrates for sinter feed.

Our coal production is shipped domestically by rail, barge and/or truck. Coal for international customers is shipped through the port of Mobile, Alabama or Newport News, Virginia.

All of the ore mined at the Koolyanobbing operations is transported by rail to the Port of Esperance, 575 kilometers to the south for shipment to Asian customers. Direct ship premium fines mined at Cockatoo Island are loaded at a local dock.

Internal Control over Reserve Estimation

We have a corporate policy relating to internal control and procedures with respect to auditing and estimating mineral reserves. The procedures include the calculation of mineral reserves at each mine by mining engineers and geologists under the direction of our Chief Mining Engineer. Our General Manager-Resource Technology compiles, reviews, and submits the calculations to the Corporate Accounting department, where the disclosures for our annual and quarterly reports are prepared based on those calculations. The draft disclosure is submitted to our General Manager-Resource Technology for further review and approval. The draft disclosures are then reviewed and approved by our Chief Financial Officer and Chief Executive Officer before inclusion in our annual and quarterly reports. Additionally, the long-range mine planning and mineral reserve estimates are reviewed annually by our Audit Committee. Furthermore, all changes to mineral reserve estimates, other than those due to production, are documented by our General Manager-Resource Technology and are submitted to our President and Chief Executive Officer for review and approval. Finally, we perform periodic reviews of long-range mine plans and mineral reserve estimates at mine staff meetings and senior management meetings.

Operations

In North America, we produced 21.8 million, 20.8 million and 22.1 million long tons of iron ore pellets in 2007, 2006 and 2005, respectively, for our account and 12.8 million, 12.8 million and 13.8 million long tons, respectively, on behalf of the steel company owners of the mines. We also produced 1.1 million short tons of coal in North America in 2007, representing our volume since the acquisition of PinnOak on July 31, 2007. In Australia, we produced 8.4 million tonnes, 7.7 million tonnes and 5.2 million tonnes in 2007, 2006 and 2005, respectively. Asia-Pacific Iron Ore's 2005 total represents production since the March 31, 2005 acquisition of Portman. See *Production and Sales Volume* in Item 7 for further information.

Our business is subject to a number of operational factors that can affect our future profitability. A more detailed description of these risks is contained in Item 1A — *Risk Factors.*

Mine Capacity and Ore Reserves

Reserves are defined by SEC Industry Standard Guide 7 as that part of a mineral deposit that could be economically and legally extracted and produced at the time of the reserve determination. All reserves are classified as proven or probable and are supported by life-of-mine plans.

North American Iron Ore

Our 2008 ore reserve estimates for our iron ore mines as of December 31, 2007 were estimated from fully-designed open pits developed using three-dimensional modeling techniques. These fully designed pits incorporate design slopes, practical mining shapes and access ramps to assure the accuracy of our reserve estimates. The following tables reflect expected current annual capacity and economic ore reserves for our North American and Asia-Pacific iron ore mines as of December 31, 2007.

		Tons in Millions (1)							
			Mineral Reserves (2) (3)				Mineral Rights		
		Current Annual	Current Year			Previous			Method of Reserve
Mine	Iron Ore Mineralization	Capacity	Proven	Probable	Total	Year	Owned	Leased	Estimation
Empire	Negaunee Iron Formation (Magnetite)	5.5	10	—	10	13	57%	43%	Geologic - Block Model
Tilden	Negaunee Iron Formation (Hematite / Magnetite)	8.0	210	42	252	259	100%	0%	Geologic - Block Model
Hibbing Taconite	Biwabik Iron Formation (Magnetite)	8.0	129	16	145	152	3%	97%	Geologic - Block Model
Northshore	Biwabik Iron Formation (Magnetite)	4.8	303	10	313	318	0%	100%	Geologic - Block Model
United Taconite	Biwabik Iron Formation (Magnetite)	5.2	133	16	149	119	0%	100%	Geologic - Block Model
Wabush	Wabush Iron Formation (Hematite)	5.5	37	2	39	44	0%	100%	Geologic - Block Model

(1) Tons are long tons of pellets of 2,240 pounds.

(2) Estimated standard equivalent pellets, including both proven and probable reserves based on life-of-mine operating schedules.

(3) We regularly evaluate our reserves estimates and updated them in accordance with SEC Industry Guide 7.

In 2007, there were no changes in reserve estimates at Hibbing, Tilden, Northshore or Wabush, except for production.

A new ore reserve estimate was completed at United Taconite that incorporates increased iron ore pellet pricing, addition of new mining areas, and improved pit designs and production schedules. The updated ore reserve estimate calculated a 31 percent increase, or 35 million tons.

During 2007, the geologic resource model at Empire was updated by modifying an ore quality cut-off for oxidation. The net result of gains from a 2006 re-optimization of the life of mine pit design and losses due to this oxidized material resulted in an increase of two million tons in the remaining pellet reserves.

Asia-Pacific Iron Ore

		Tons in Millions (1)							
			Mineral Reserves (2) (3)				Mineral Rights		
		Current Annual	Current Year			Previous			Method of Reserve
Mine Project	Iron Ore Mineralization	Capacity	Proven	Probable	Total	Year	Owned	Leased	Estimation
Koolyanobbing (4)	Banded Iron Formations Southern Cross Terrane Yilgarn Mineral Field (Hematite, Goethite)	8.0	7	88	95	87	0%	100%	Geologic - Block Model
Cockatoo Island (5)	Sandstone Yampi Formation Kimberley Mineral Field (Hematite)	1.2	—	0.5	0.5	0.9	0%	100%	Geologic - Block Model

(1) Tons are metric tons of 2,205 pounds.

(2) Reported ore reserves restricted to both proven and probable reserves based on life of mine operating schedules. Koolyanobbing reserves can be derived from up to 15 separate mineral deposits over a 100-kilometer operating distance. 7.4 million tonnes of the Koolyanobbing reserves are sourced from current long-term stockpiles.

(3) We regularly update our reserves estimates in accordance with SEC Industry Guide 7 and the 2004 Edition of the JORC code.

(4) An expansion project was completed in 2006 that increased annual production capacity to 8 million tonnes.

(5) Portman has a 50 percent interest in the Cockatoo Island Joint Venture. Capacity and reserve totals represent 100 percent.

The increase in Koolyanobbing ore reserves is related to exploration success in expanding the mineral resource inventory and conversion of inferred resources to indicated resources. Mining at Cockatoo Island was conducted to deeper levels than originally planned during 2007, with mined production from the current Stage 2 pit now planned to continue until the second quarter of 2008. Product iron grades have also been lowered to assist extension of the mine life, but the revised grades still generate a premium fines product.

North American Coal

Our 2008 reserve estimates for our North American underground coal mines as of December 31, 2007 were estimated using three-dimensional modeling techniques, coupled with mine plan designs. A complete re-estimation of the moist, recoverable coal reserves and life-of-mine plans was completed after the acquisition. The following table reflects expected current annual capacities and economically recoverable reserves for our North American coal mines as of December 31, 2007.

		Tons in Millions (1)						
		Current Annual	Proven and Probable		Mineral Rights		Method of Reserve	
Mine (2)	**Category**	**Capacity**	**In-place**	**Moist Recoverable**	**Owned**	**Leased**	**Estimation**	**Infrastructure**
Pinnacle Complex		4.0			0%	100%	Geologic - Block Model	Mine, Preparation Plant, Load-out
Pocahontas No 3	Assigned		126.0	62.9				
Pocahontas No 4	Unassigned		32.8	11.1				
Oak Grove		2.5			0%	100%	Geologic - Block Model	Mine, Preparation Plant, Load-out
Blue Creek Seam	Assigned		91.1	49.4				
Total (3)		6.5	249.9	123.4				

(1) Short tons of 2,000 pounds.

(2) All coal extracted by underground mining using longwall and continuous miner equipment.

(3) All recoverable coal < 1 percent sulfur and > 13,000 Btu/lb. As received.

Asia-Pacific Coal

The 2008 reserve estimate for our Asia-Pacific coal mine as of December 31, 2007 is based on a JORC-compliant resource estimate. An optimized pit design for an initial 10-year mine operating schedule was generated supporting the reserve estimate.

The following table reflects expected current annual capacity and economically recoverable reserves for the Sonoma Project:

		Tons in Millions (1)						
		Current Annual	Proven and Probable		Mineral Rights		Method of Reserve	
Mine (2)	**Category**	**Capacity**	**In-place**	**Moist Recoverable**	**Owned**	**Leased**	**Estimation**	**Infrastructure**
Sonoma Mine								
Moranbah Coal Measures B, C and E Seams	Assigned	3.0	48	27	8%	92%	Geologic - Block Model	Mine, Preparation Plant, Load-out

(1) Metric tons of 2,205 pounds. In-place tons at eight percent moisture, recoverable clean tons at nine percent moisture. Reserves listed on 100 percent basis. Cleveland-Cliffs has an effective 45 percent interest in the Joint Venture.

(2) All coal is extracted by conventional surface mining techniques.

The Sonoma Project's recoverable coal reserves are primarily metallurgical grade coal (standard coking coal plus low volatile coal for pulverized coal injection) and steam coal.

General Information about the Mines

Leases. Mining is conducted on multiple mineral leases having varying expiration dates. Mining leases are routinely renegotiated and renewed as they approach their respective expiration dates.

Exploration and Development. All iron ore mining operations are open-pit mines that are in production. Additional pit development is underway at each mine as required by long-range mine plans. At our North American Iron Ore mines, drilling programs are conducted periodically for the purpose of refining guidance related to ongoing operations.

At Koolyanobbing, an exploration program targeting extensions to the iron ore resource base as well as regional exploration targets in the Yilgarn Mineral Field was active in 2007 and will continue in 2008. At Cockatoo Island, feasibility studies have been completed for a below-sea-level eastward mine pit extension. Environmental permitting has been initiated supporting this proposed extension to the Cockatoo mine life.

An exploration program providing geologic definition of the hematite mineralization at Amapá is ongoing.

The Biwabik, Negaunee, and Wabush Iron Formations are classified as Lake Superior type iron-formations that formed under similar sedimentary conditions in shallow marine basins approximately two billion years ago. Magnetite and/or hematite are the predominant iron oxide ore minerals present, with lesser amounts of goethite and limonite. Chert is the predominant waste mineral present, with lesser amounts of silicate and carbonate minerals. The ore minerals liberate from the waste minerals upon fine grinding.

The mineralization at the Koolyanobbing operations is predominantly hematite and goethite replacements in greenstone-hosted banded iron-formations. Individual deposits tend to be small with complex ore-waste contact relationships. The Koolyanobbing operations reserves are derived from 15 separate mineral deposits distributed over a 100-kilometer operating radius. The mineralization at Cockatoo Island is predominantly friable, hematite-rich sandstone that produces premium high grade, low impurity direct shipping fines.

Mineralized material at the Amapá mine is predominantly hematite occurring in weathered and leached greenstone-hosted banded iron-formation of the Archean Vila Nova Group. Variable degrees of leaching generate friable hematite mineralization suitable for either sinter feed production via crushing and gravity separation or pelletizing feed production via grinding and flotation.

All North American Coal mine operations are underground mines that are in production. Drilling programs are conducted periodically for the purpose of refining guidance related to ongoing operations. The Pocahontas No 3 and Blue Creek Coal Seams are Pennsylvanian Age low ash, high quality coals.

In Australia, the Sonoma mine operation is an open-cut mine located in the northern section of Queensland's Bowen Basin. A mix of high quality metallurgical coal and thermal coal is recovered from the B and C seams of the Permian Mooranbah Coal Measures.

Geologic models are developed for all mines to define the major ore and waste rock types. Computerized block models are then constructed that include all relevant geologic and metallurgical data. These are used to generate grade and tonnage estimates, followed by detailed mine design and life of mine operating schedules.

Item 3. ***Legal Proceedings.***

Wisconsin Electric Power Company. In December 2006, WEPCO entered into an Asset Sale Agreement to sell its Point Beach Nuclear Plant to FPL Energy Point Beach, LLC. In conjunction with the sale, the parties also negotiated a long-term Power Purchase Agreement ("PPA") whereby WEPCO would purchase the capacity, energy, and ancillary services from Point Beach. In February 2007, WEPCO filed an application with the MPSC seeking approval of the PPA and designation of Point Beach as an eligible facility under the federal Public Utility Holding Company Act. In September 2007, the MPSC issued its Opinion and Order granting WEPCO's requested approvals and also determined that all of WEPCO's Michigan customers, including the Mines, should share in the distribution of proceeds resulting from the sale. The MPSC directed WEPCO to calculate a credit to be applied to customers' bills for 18 monthly billing cycles following the closing of the transfer of ownership of the Point Beach Nuclear Plant.

In October 2007, WEPCO filed this report and estimated a total of $882 million in net proceeds, after earmarking $70 million in a reserve fund, and allocating the proceeds among its customers through a $0.01364/kWh credit. On October 19, 2007, we filed Comments urging the MPSC to find WEPCO's report to be in violation of the MPSC's September 2007 order and requesting the MPSC to direct WEPCO to apply a higher credit. In January 2008, WEPCO filed an amended report and has increased the credit to $0.01581/kWh.

On January 31, 2008, WEPCO filed a new rate case wherein WEPCO has proposed an increase to the tariff rates applicable to Tilden and Empire. The current tariff rates became effective on January 1, 2008. On February 8, 2008, we filed a petition to intervene in the new rate case. We are also currently reviewing the rate case and analyzing the potential impact on our Tilden and Empire mines.

Maritime Asbestos Litigation. As previously disclosed, The Cleveland-Cliffs Iron Company and/or The Cleveland-Cliffs Steamship Company have been named defendants in 485 actions brought from 1986 to date by former seamen in which the plaintiffs claim damages under federal law for illnesses allegedly suffered as the result of exposure to airborne asbestos fibers while serving as crew members aboard the vessels previously owned or managed by our entities until the mid-1980s. All of these actions have been consolidated into multidistrict proceedings in the Eastern District of Pennsylvania, whose docket now includes a total of over 30,000 maritime cases filed by seamen against ship-owners and other defendants. All of these cases have been dismissed without prejudice, but can be reinstated upon application by plaintiffs' counsel. The claims against our entities are insured in amounts that vary by policy year; however, the manner in which these retentions will be applied remains uncertain. Our entities continue to vigorously contest these claims and have made no settlements on them.

In April 2007, a lawsuit was filed naming the Company, The Cleveland-Cliffs Iron Company, The Cleveland-Cliffs Steamship Company and other subsidiaries as defendants in a maritime asbestos lawsuit brought in the Court of Common Pleas in Cuyahoga County, Ohio. The plaintiff has alleged exposure to asbestos while serving as a crew member aboard vessels previously owned or managed by our entities between 1967 and 1971. Unlike the cases referenced above, this case was not subject to the multidistrict proceedings in the Eastern District of Pennsylvania and accordingly, was not subject to the dismissal. On December 21, 2007, we settled this litigation for an amount within the limits on available insurance coverage.

The Rio Tinto Mine Site. See NOTE 5 — *ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS* in Item 8.

Northshore Air Permit Matters. On December 16, 2006, Northshore submitted an application to the MPCA for an administrative amendment to its air pollution operating permit. The proposed amendment requested the deletion of a term in the air permit that was derived from a court case brought against the Silver Bay taconite operations in 1972. The permit term incorporated elements of the court-ordered requirement to reduce fiber emissions to below a medically significant level by installing controls that would be deemed adequate if the fiber levels in Silver Bay were below those of a "control city such as St. Paul". We requested deletion of this "control city" permit requirement on the grounds that the court-ordered requirements had been satisfied more than 20 years ago and should no longer be included in the permit. The MPCA denied our application on February 23, 2007. We have appealed the denial to the Minnesota Court of Appeals (the "Amendment Appeal"). The Amendment Appeal is currently pending. Oral arguments were held on our appeal on February 21, 2008.

Subsequent to the filing of the Amendment Appeal, the MPCA alleged that Northshore was in violation of the control city standard based on new data that the MPCA collected showing that current fiber levels in St. Paul were lower than in Silver Bay for a period in 2007. Northshore filed a motion with the U.S. District Court for the District of Minnesota to re-open the original Reserve Mining case, requesting that the court declare the control city standard satisfied and the court's injunction voided, or if the control city standard remained in effect, clarify that it was a fixed standard set at the 1980 level rather than a moving standard (the "Federal Suit"). Shortly thereafter, the Save Lake Superior Association and the Sierra Club filed a lawsuit in U.S. District Court for the District of Minnesota with respect to alleged violations of the control city standard (the "Citizens Suit"). On September 20, 2007, the court granted Northshore's motion to stay the Citizen's Suit pending resolution of the Federal Suit.

The Court entered an order in the Federal Suit on December 21, 2007, concluding that the 1975 federal court injunction from the case no longer had any force or effect. However, the court's order also stated that the control city standard was a state permit requirement that can only be addressed in state court. While the determination that the 1975 federal injunction no longer has any effect is favorable, Northshore is currently analyzing the implications of the Federal Court order with respect to Northshore's operating permit and pending state appeal. On February 19, 2008, Northshore filed an appeal of certain aspects of the Federal Court's order. The impact of the Federal Court order on the Citizen's Suit is also unclear, although the MPCA stated during depositions in the Federal Court proceedings in November 2007 that based on current fiber sample results, it believes Northshore to be in compliance with the control city permit term.

American Steamship Litigation. One of our subsidiaries, Cliffs Sales Company, currently contracts with ASC for the transportation of iron ore pellets from various ports on the Great Lakes to a blast furnace ore dock in Cleveland, Ohio. There are nine years remaining on that contract and we filed suit against ASC on February 21, 2007 alleging breach of contract and unjust enrichment claims for damages in connection with overcharges by ASC for fuel adjustments. We also requested declaratory relief for the fuel adjustment provisions of the contract as well as with respect to ASC's obligation to shuttle iron ore. On May 18, 2007, ASC filed its own action against Cliffs Sales and adding Northshore Mining Company and Oglebay Norton Marine Services Company, LLC, as parties. ASC requested declaratory relief stating that its fuel adjustment charges were proper and that it had no obligation to shuttle iron ore during the winter. ASC also requested damages in connection with an alleged anticipatory breach of the contract based on our breach of contract claims. Both cases have been consolidated for purposes of discovery.

Carl's Tire Retreading Superfund Site. In July 2006 we received a Request for Information relating to contamination of the Carl's Tire Retreading Superfund Site in Grawn, Grand Traverse County, Michigan resulting from a fire that began at the site in December 1995. The site was a tire recycling business to which the Tilden and Empire Mines shipped tires before the fire. In November 2006, we received a letter from the U.S. Department of Justice notifying us that the EPA is seeking about $3.1 million in response costs associated with releases of hazardous substances from the fire. In April 2007, we, along with 25 other PRPs, received a group settlement demand for approximately $2.3 million. We have entered into a group settlement agreement with five other PRPs. Our share of the settlement is $1.3 million.

West Virginia Flood Litigation. As of February 2008, our Pinnacle Mining Company has been named as a defendant in six lawsuits brought against over sixty defendants who were allegedly involved in land disturbing activities (primarily mining or logging) in Wyoming County, West Virginia. In each case the plaintiffs allege that these activities in Wyoming County resulted in flooding on or after July 8, 2001. The plaintiffs seek a permanent injunction and unstated personal and property damages under a number of legal theories. We are currently investigating these cases. We intend to defend these cases vigorously.

Alabama Dust Litigation. In 1996 and 1997, two cases (White, et al v. USX Corporation, et al, and Weekley, et al v. USX Corporation, et al.) were brought alleging that dust from the Concord Preparation Plant damaged properties in the area. In 2002, the parties entered into settlement agreements with the former owner in exchange for a lump sum payment and the agreement to implement remedial measures. However, the plaintiffs were not required to dismiss their claims. PinnOak was added to these cases in 2004 and 2006. The plaintiffs in these matters are now seeking additional remediation measures and we are opposing this assertion and believe that any amounts ultimately paid in this matter will not be material. In addition to the two cases noted above, in

2004 approximately 160 individual plaintiffs brought an action (Waid, et al v. U.S. Steel Mining Company, et al.) against PinnOak asserting injuries arising from particulate emissions from the Concord Preparation Plant. PinnOak is seeking a summary judgment in this most recent matter because it had previously been concluded under the 2002 settlement agreement.

In 2006, in Gamble et al v. PinnOak Resources, LLC, et al, 13 plaintiffs brought an action against PinnOak related to the operation of the Concord Preparation Plant. These plaintiffs assert that dangerous levels of coal dust emissions have been allowed to accumulate at that facility. We deny this allegation and are defending the matter vigorously.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Position with Cleveland-Cliffs Inc as of February 26, 2008	Age
J.A. Carrabba	Chairman, President and Chief Executive Officer	55
D.J. Gallagher	President, North America	55
W.A. Brake Jr	Executive Vice President — Cliffs Metallics and Chief Technical Officer	47
W.R. Calfee	Executive Vice President — Commercial, North America	61
W.C. Boor	Senior Vice President — Business Development	41
L. Brlas	Senior Vice President — Chief Financial Officer	50
R.L. Kummer	Senior Vice President — Human Resources	51
D.D. Vetor	Senior Vice President — North American Coal	49
G.W. Hawk Jr	General Counsel and Secretary	51

There is no family relationship between any of our executive officers, or between any of our executive officers and any of our Directors. Officers are elected to serve until successors have been elected. All of the above-named executive officers were elected effective on the dates listed below for each such officer.

The business experience of the persons named above for the past five years is as follows:

J.A. Carrabba	Chairman, President and Chief Executive Officer, Cleveland-Cliffs Inc, May 2007 to date.
	President and Chief Executive Officer, Cleveland-Cliffs Inc, September 2006 to May 2007.
	President and Chief Operating Officer, Cleveland-Cliffs Inc, May 2005 to August 2006.
	President and Chief Operating Officer, Diavik Diamond Mines, April 2003 to May 2005.
	General Manager, Weipa Bauxite Operation, Comalco Aluminum March 2000 to April 2003.
D.J. Gallagher	President, North American Business Unit, Cleveland-Cliffs Inc, November 2007 to date.
	President, North American Iron Ore, Cleveland-Cliffs Inc, December 2006 to November 2007.
	President, North American Iron Ore, and Acting Chief Financial Officer and Treasurer, Cleveland-Cliffs Inc, July 2006 to December 2006.
	Executive Vice President, Chief Financial Officer and Treasurer, Cleveland-Cliffs Inc, May 2005 to July 2006.
	Senior Vice President, Chief Financial Officer and Treasurer, Cleveland-Cliffs Inc, July 2003 to May 2005.
	Vice President — Sales, Cleveland-Cliffs Inc, August 1998 to July 2003.

W.A. Brake Jr	Executive Vice President, Cliffs Metallics and Chief Technical Officer, Cleveland-Cliffs Inc, April 2007 to date. Executive Vice President — Operations, Mittal Steel USA, January 2006 to August 2006. Executive Vice President — Operations East, Mittal Steel USA, March 2005 to January 2006. Vice President & General Manager, International Steel Group, March 2003 to March 2005. Division Manager — Hot Rolling, International Steel Group, April 2002 to March 2003.
W.R. Calfee	Executive Vice President — Commercial, North America, Cleveland-Cliffs Inc, July 2006 to date. Executive Vice President — Commercial, Cleveland-Cliffs Inc, October 1995 to July 2006.
W.C. Boor	Senior Vice President, Business Development, Cleveland-Cliffs Inc, May 2007 to date. Executive Vice President — Strategy and Development, American Gypsum Co, (a subsidiary of Eagle Materials Inc.) February 2005 to April 2007. Senior Vice President — Corporate Development and Investor Relations, Eagle Materials Inc., May 2002 to February 2005.
L. Brlas	Senior Vice President — Chief Financial Officer, Cleveland-Cliffs Inc, October 2007 to date. Senior Vice President — Chief Financial Officer and Treasurer, Cleveland-Cliffs Inc, December 2006 to October 2007. Senior Vice President — Chief Financial Officer, STERIS Corporation, April 2000 to December 2006.
R.L. Kummer	Senior Vice President — Human Resources, Cleveland-Cliffs Inc, January 2003 to date.
D.D. Vetor	Senior Vice President, North American Coal, Cleveland-Cliffs Inc, November 2007 to date. Vice President — Operations - North American Iron Ore, Cleveland-Cliffs Inc, July 2006 to November 2007. General Manager of Safety and Operations Improvement, Cleveland-Cliffs Inc, December, 2005 to July 2006. Vice President — Operations, Diavik Diamond Mines, 2003 to November 2005.
G.W. Hawk, Jr	General Counsel and Secretary, Cleveland-Cliffs Inc, January 2005 to date. Assistant General Counsel and Secretary, Cleveland-Cliffs Inc, August 2003 to December 2004. Assistant General Counsel, Cleveland-Cliffs Inc, February 2003 to July 2003. Deputy General Counsel, Lincoln Electric Holdings, Inc., 1998 to 2003.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Stock Exchange Information

Our Common Shares (ticker symbol CLF) are listed on the New York Stock Exchange and the Chicago Stock Exchange.

Common Share Price Performance and Dividends

	2007			2006		
	High	**Low**	**Dividends**	High	Low	Dividends
First Quarter	**$ 64.84**	**$46.00**	**$0.125**	$55.18	$40.25	$0.100
Second Quarter	**92.06**	**64.20**	**0.125**	50.43	31.39	0.125
Third Quarter	**90.00**	**56.39**	**0.125**	40.10	33.16	0.125
Fourth Quarter	**106.29**	**73.50**	**0.125**	49.47	36.83	0.125
Year	**106.29**	**46.00**	**$0.500**	55.18	31.39	$0.475

At February 25, 2008, we had 1,536 shareholders of record.

Shareholder Return Performance

The following graph shows changes over the past five-year period in the value of $100 invested in: (1) Cliffs' Common Shares; (2) S&P Stock Index; and (3) S&P Steel Group Index. The values of each investment are based on price change plus reinvestment of all dividends.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2007


2500
2000
1500
1000
500
0
Cleveland Cliff
S&P 500 Index - Total Return
S&P Steel Index
2002
2003
2004
2005
2006
2007

		2002	2003	2004	2005	2006	2007
CLEVELAND-CLIFFS INC	Return %		156.65	103.83	71.91	10.29	110.09
	Cum $	100.00	256.65	523.13	899.28	991.80	2,083.68
S&P 500 Index — Total Return	Return %		28.68	10.87	4.89	15.79	5.42
	Cum $	100.00	128.68	142.67	149.65	173.28	182.67
S&P 500 Steel Index	Return %		69.65	59.88	21.91	77.12	20.15
	Cum $	100.00	169.65	271.23	330.67	585.68	703.70

Unregistered Sales of Equity Securities and Use of Proceeds

The Company sold a total of 33 shares of common stock, par value $0.25 per share, of Cleveland-Cliffs Inc ("Common Shares") for an aggregate consideration of $3,191.14 on October 15, 2007 and October 31, 2007, pursuant to the Cleveland-Cliffs Inc VNQDC Plan to the Trustee of the Trust maintained under the VNQDC Plan. These sales were made in reliance on Rule 506 of Regulation D under the Securities Act of 1933 pursuant to an election made by two managerial employees under the VNQDC.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit) $	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
October 1 — 31, 2007	—	—	—	1,247,700
November 1 — 30, 2007	—	—	—	1,247,700
December 1 — 31, 2007	—		—	1,247,700
Total	—		—	1,247,700

(1) On July 11, 2006, the Board of Directors approved the repurchase up to an aggregate of two million outstanding Common Shares. There were no repurchases in the fourth quarter under this program.

Item 6. *Selected Financial Data.*

Summary of Financial and Other Statistical Data Cleveland-Cliffs Inc and Consolidated Subsidiaries

	2007 (a)	2006	2005 (b)	2004	2003 (f)
Financial data (in millions, except per share amounts and employees)					
Revenue from product sales and services	**$ 2,275.2**	$ 1,921.7	$ 1,739.5	$ 1,203.1	$ 825.1
Cost of goods sold and operating expenses	**(1,813.2)**	(1,507.7)	(1,350.5)	(1,053.6)	(835.0)
Other operating income (expense)	**(80.4)**	(48.3)	(32.5)	(31.9)	(38.4)
Operating income (loss)	**381.6**	365.7	356.5	117.6	(48.3)
Income (loss) from continuing operations	**269.8**	279.8	273.2	320.2	(34.9)
Income (loss) from discontinued operations	**0.2**	0.3	(0.8)	3.4	—
Income (loss) before extraordinary gain and cumulative effect of accounting changes	**270.0**	280.1	272.4	323.6	(34.9)
Extraordinary gain (f)	—	—	—	—	2.2
Cumulative effect of accounting changes income (loss) (c)	—	—	5.2	—	—
Net income (loss)	**270.0**	280.1	277.6	323.6	(32.7)
Preferred stock dividends	**(5.2)**	(5.6)	(5.6)	(5.3)	—
Income (loss) applicable to common shares	**264.8**	274.5	272.0	318.3	(32.7)
Earnings (loss) per common share — basic (d) (e)					
Continuing operations	**6.38**	6.52	6.16	7.39	(.85)
Discontinued operations	—	.01	(.02)	.08	—
Cumulative effect of accounting changes and extraordinary gain	—	—	.12	—	.05
Earnings (loss) per common share	**6.38**	6.53	6.26	7.47	(.80)
Earnings (loss) per common share — diluted (d) (e)					
Continuing operations	**5.14**	5.19	4.92	5.84	(.85)
Discontinued operations	—	.01	(.02)	.06	—
Cumulative effect of accounting changes and extraordinary gain	—	—	.09	—	.05
Earnings (loss) per common share — diluted (d) (e)	**5.14**	5.20	4.99	5.90	(.80)
Total assets	**3,075.8**	1,939.7	1,746.7	1,232.3	881.6
Debt obligations effectively serviced	**505.8**	47.2	49.6	9.1	34.6
Net cash from (used by) operating activities	**288.9**	428.5	514.6	(141.4)	42.7
Redeemable cumulative convertible perpetual preferred stock	**134.7**	172.3	172.5	172.5	—
Distributions to preferred shareholders cash dividends	**5.5**	5.6	5.6	5.3	—
Distributions to common shareholders cash dividends					
- Per share (d) (e)	**.50**	.48	.30	.05	—
- Total	**20.9**	20.2	13.1	2.2	—
Repurchases of common shares	**2.2**	121.5	—	6.5	—
Iron ore and coal production and sales statistics (tons in millions - North America; tonnes in millions - Asia-Pacific)					
Production tonnage - North American iron ore	**34.6**	33.6	35.9	34.4	30.3
- North American coal	**1.1**	—	—	—	—
- Asia-Pacific iron ore	**8.4**	7.7	5.2	—	—
Production tonnage — North American iron ore (Company share)	**21.8**	20.8	22.1	21.7	18.1
Sales tonnage - North American iron ore	**22.3**	20.4	22.3	22.6	19.2
- North American coal	**1.2**	—	—	—	—
- Asia-Pacific iron ore	**8.1**	7.4	4.9	—	—
Common share outstanding (millions) (d) (e)					
- Average for year	**41.5**	42.1	43.4	42.6	41.0
- At year-end	**43.6**	40.9	43.8	43.2	42.0
Employees at year-end (g)	**5,298**	4,189	4,085	3,777	3,956

(a) On July 31, 2007, we completed the acquisition of PinnOak, a producer of high-quality, low-volatile metallurgical coal. Results for 2007 include PinnOak's results since the acquisition.

(b) On April 19, 2005, we completed the acquisition of 80.4 percent of Portman, an iron ore mining company in Australia. The acquisition was initiated on March 31, 2005 by the purchase of approximately 68.7 percent of Portman's outstanding shares. Results for 2005 include Portman's results since the acquisition.

(c) Effective January 1, 2005, we adopted EITF 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry".

(d) On May 9, 2006, the Board of Directors of the Company approved a two-for-one stock split of its common shares. The record date for the stock split was June 15, 2006 with a distribution date of June 30, 2006. Accordingly, all common shares and per share amounts have been adjusted retroactively to reflect the stock split. Additionally, all diluted per share amounts reflect the "as-if-converted" effect of our convertible preferred stock as required by EITF 04-8.

(e) On November 9, 2004, the Board of Directors of the Company approved a two-for-one stock split of its common shares. The record date for the stock split was December 15, 2004, with a distribution date of December 31, 2004. Accordingly, all common shares and per share amounts have been adjusted retroactively to reflect the stock split.

(f) In 2003, we recognized a $2.2 million extraordinary gain in the acquisition of the assets of Eveleth Mines; $3.3 million acquisition and startup costs for this same mine, renamed United Taconite and $8.7 million of restructuring charges related to a salaried employee reduction program.

(g) Includes employees of managed mining ventures.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The year 2007 was filled with progress and transition for Cleveland-Cliffs Inc and is expected to be looked upon as a watershed in our transition to an international mining entity.

Specifically, we made our entry into South America through the acquisition of a 30 percent interest in the Amapá Project; began mineral diversification with an acquisition of a 45 percent economic interest in the Australian Sonoma Coal project; and continued this diversification with the acquisition of PinnOak, a U.S.-based producer of metallurgical coal.

In addition to these strategic accomplishments, our core business, North American Iron Ore, achieved record sales margin. We also achieved record shipments in our Asia-Pacific Iron Ore segment that allowed it to take advantage of unprecedented seaborne pricing for iron ore.

Safety remains the No. 1 priority within Cleveland-Cliffs. Our continuous improvement efforts in this area resulted in a reportable incident rate, as defined by MSHA, of 1.93 in North America, or 38 basis points below last year's result of 2.31. Unfortunately, despite continued progress, we did experience a fatality at our United Taconite mine resulting from the mechanical failure of a drill. Our newly acquired North American Coal operations achieved a 6.09 reportable incident rate since the July 31, 2007 acquisition. The MSHA reportable incident rate at underground bituminous coal mines was 7.36 for 2006.

At our Asia-Pacific Iron Ore operations, Koolyanobbing's LTIFR for the year was 4.14, which is higher than last year's result of 3.5. During 2007, six LTI's were recorded at the Koolyanobbing operation. At Cockatoo Island, three LTI's were incurred, resulting in a LTIFR of 6.1 for the year, compared with two LTI's, resulting in a LTIFR of 7.87 in 2006. Asia-Pacific Iron Ore safety statistics include employees and contractors.

We continued to deliver strong financial performance in 2007. Revenues increased to $2.3 billion, with net income of $5.14 per diluted share. This compares with revenues of $1.9 billion and net income of $5.20 per diluted share in 2006.

Global crude steel growth, a significant driver of our business, was up approximately seven percent from 2006 with supply and demand of steel raw materials extremely tight. In North America, the relining of two of our customers' blast furnaces, as well as softness in steel pricing over the summer, did not prevent us from reaching 22 million sales tons of iron ore in North America. Reasonable industry fundamentals returned in the fall and most producers reacted to lower service center inventories by achieving multiple rounds of price increases. Steelmakers in China continue their strong demand for iron ore as our Asia-Pacific Iron Ore segment produced near capacity with over eight million sales tonnes.

World-wide demand for metallurgical coal increased throughout the year as port constraints in Australia and production problems at large mines in the United States continued to place upward pressure on pricing.

During the year we reorganized our financial reporting into operating segments according to product category and geographic location. The three reportable segments are North American Iron Ore, North American Coal and Asia-Pacific Iron Ore.

North American Iron Ore is comprised of our interests in three iron ore mines in Minnesota, two in Michigan and one in eastern Canada; North American Coal is made up of our July 2007 acquisition of PinnOak Resources and its two metallurgical coal mines in West Virginia and one metallurgical coal mine in Alabama. Asia-Pacific Iron Ore includes our interests in Portman Limited, and its iron ore assets in Western Australia. We report revenues and sales margin separately for each of these three segments.

In addition, we have two segments that do not meet disclosure requirements. Our Asia-Pacific Coal operating segment is comprised of our 45 percent economic interest in the Sonoma Coal Project, and our Latin America Iron Ore operating segment is comprised of our 30 percent interest in the Amapá Project located in Brazil.

Below is a brief performance discussion for each of the reportable segments:

North American Iron Ore

North American Iron Ore pellet sales volume for 2007 was 22.3 million tons, a nine percent increase from the 20.4 million tons sold last year. The year-over-year increase in sales volume is attributed to increased production, deliveries and our customers' fulfilling their minimum purchase obligations.

North American Iron Ore revenue per ton was up three percent versus last year. As a result of our strategic procurement, maintenance and other business improvement programs, as well as the implementation of Six Sigma and Lean Sigma at our North American mines, North American Iron Ore cost per ton was flat in comparison to last year. This compares with a PPI increase of 4.1 percent, which is a measurement of industrial company cost inflation.

Principally, as a result this cost containment, North American Iron Ore sales margin per ton increased 11 percent from 2006.

In North America, we are engaged with expanding our leadership position in the industry by focusing on high product quality, technical excellence, superior relationships with our customers and partners and improved operational efficiency through cost saving initiatives. We operate a fully-equipped research and development facility in Ishpeming, Michigan. Our research and development group is staffed with experienced engineers and scientists and is organized to support the geological interpretation, process mineralogy, mine engineering, mineral processing, pyrometallurgy, advanced process control and analytical service disciplines. Our research and development group is also utilized by iron ore pellet customers for laboratory testing and simulation of blast furnace conditions.

North American Coal

Our North American Coal segment is comprised of the PinnOak acquisition completed on July 31, 2007. PinnOak was a privately-owned U.S. producer of high-quality, low-volatile metallurgical coal. The acquisition furthers our growth strategy and expands our diversification of products for the integrated steel industry. North American Coal operations include two complexes comprising three underground mines — the Pinnacle and Green Ridge mines in southern West Virginia and the Oak Grove mine near Birmingham, Alabama. Combined, the mines have rated capacity to produce 6.5 million short tons of premium-quality metallurgical coal annually.

During the five months that we have owned the assets, metallurgical coal sales volume was 1.2 million short tons.

In August, production at the Pinnacle mine in West Virginia slowed as a result of sandstone intrusions encountered within the coal panel being mined at the time. This slowdown prompted the decision in late September to move the mine's longwall plow system to another panel. In mid-October, the plow system was brought back into production.

In addition, we have invested in business improvement initiatives and safety activities designed to improve future production. These investments reduced our 2007 production. The slowdown, and resulting lack of leverage over fixed costs, such as labor, energy and administration, contributed to a loss of sales margin and unusually high per-ton costs of goods sold. However, as we build production volumes at the metallurgical coal mines through 2008, our cost per ton is expected to steadily and significantly decrease.

Asia-Pacific Iron Ore

Asia-Pacific Iron Ore sales volume for 2007 increased 10 percent to 8.1 million tonnes, compared with 7.4 million tonnes in 2006. Increased production capacity has allowed Asia-Pacific to supply higher sales volumes at increased price realizations driven by intense demand from the Asian steel industry, particularly in China.

As a result of this demand, revenues per tonne increased 12 percent from the prior year. Per-tonne costs in Asia-Pacific Iron Ore, which increased 16 percent, continue to be negatively impacted by foreign exchange rates, as the U.S. dollar weakened relative to the Australian dollar, as well as higher maintenance and contract labor expenditures. Our Asia-Pacific Iron Ore management team has put in place a new contractor for mine operations that has cost control incentives. This is expected to result in better cost control in 2008.

Strategic Transactions

In 2007, we continued our strategic transformation to an international mining company through the following acquisitions and partnerships:

On March 5, 2007, we acquired a 30 percent interest in Amapá, a Brazilian iron ore project, through the acquisition of 100 percent of the shares of Centennial Amapá for approximately $133 million. The remaining 70 percent of the Amapá Project is owned by MMX, which is managing the construction and operations of the Amapá Project while we are supplying supplemental technical support.

In January 2008, Anglo American plc entered into a period of exclusive discussions with the controlling shareholder of MMX to purchase controlling interest in MMX's 51 percent interest in the Minas-Rio iron ore project and its 70 percent interest in the Amapá Project. The proposed transaction is subject to a number of terms and conditions, including MMX board and regulatory approvals and the negotiation of definitive transaction documents. In addition, MMX will be required to obtain security holder approval for the completion of the transaction.

Total project funding requirements are estimated to be between $550 and $650 million (our share $165 million to $195 million), including approximately $415 million to $490 million (our share $125 million to $147 million) to be funded with project debt, and approximately $135 million to $160 million (our share $40 million to $48 million) to be funded with equity contributions. As of December 31, 2007, Amapá had debt outstanding of approximately $419 million, with approximately $83 million representing loans from MMX. These loans will be converted to permanent financing under existing third party credit facilities during 2008. We are committed to funding 30 percent of the equity contributions and have guaranteed 30 percent of the third party project level debt until the project meets certain performance criteria. As of December 31, 2007, approximately $101 million of project debt was guaranteed by Cliffs. Capital contributions through December 31, 2007 have totaled approximately $89 million (our share $26.7 million). Amapá was in compliance with its debt covenant requirements at December 31, 2007.

The Amapá Project consists of a significant iron ore deposit, a 192-kilometer railway connecting the mine location to an existing port facility and 71 hectares of real estate on the banks of the Amazon River, reserved for a loading terminal. The Amapá Project began production of sinter fines in late-December 2007. It is expected that completion of construction of the concentrator and ramp-up of production will occur in 2008. Once fully operational, production is targeted at 6.5 million tonnes of fines products annually.

On April 18, 2007, we executed agreements to participate in the Sonoma Coal Project, a coking and thermal coal project located in Queensland, Australia. As of December 31, 2007, we invested $120.1 million to acquire and develop mining tenements and related infrastructure including the construction of a washplant, which will produce coal to meet the growing global demand. Our total investment in Sonoma is estimated to be $127.7 million. Immediately preceding our investment in Sonoma, QCoal owned exploration permits and applications for mining leases for the real estate that is involved in the Sonoma Project ("Mining Assets"); however, development of the Mining Assets requires significant infrastructure including the construction of a rail loop and related equipment ("Non-Mining Assets") and a facility that prepares the extracted coal for sale (the "Washplant"). Pursuant to a combination of interrelated agreements creating a structure whereby Cliffs owns 100 percent of the Washplant, 8.33 percent of the Mining Assets and 45 percent of the Non-Mining Assets of Sonoma, we obtained a 45 percent economic interest in the collective operations of Sonoma.

Mining operations reached a milestone in December 2007, when the first coal was extracted from the mine. The Washplant is currently undergoing commissioning and is expected to be fully operational by the end of the first quarter of 2008. Severe flooding at the mine in mid-February 2008 has caused a delay in previously scheduled shipments. Incorporating the effects of the flooding, we expect total production of 2.0 million tonnes for 2008 and three to four million tonnes annually in 2009 and beyond. Production will include a mix of hard coking coal and thermal coal.

On June 19, 2007, we entered into an alliance whereby Kobe Steel agreed to license its patented ITmk3® iron-making technology to us. The alliance, which has a 10-year term, covers use of the proprietary process in the United States and Canada, Australia and Brazil, and may be expanded to include other geographic regions. Used for the production of high-purity iron nuggets containing more than 96 percent iron, the ITmk3® process provides the means to create high-quality raw materials for EAFs. Steel producers utilizing EAFs currently account for 60 percent of North America's steelmaking capacity. On August 22, 2007, IronUnits LLC and its joint venture partner, Kobe Iron Nugget LLC formed Michigan Iron Nugget LLC. This new entity is the first manifestation of the Cliffs/Kobe alliance and will oversee the feasibility stage of building a commercial iron nugget plant in Marquette County, Michigan.

In November 2007, we acquired a 70 percent controlling interest in Renewafuel. Founded in 2005, Renewafuel produces high-quality, dense fuel cubes made from renewable and consistently available components such as corn stalks, switch grass, grains, soybean and oat hulls, wood, and wood byproducts.

This is a strategic investment that provides an opportunity to utilize a "green" solution for further reduction of emissions consistent with our objective to contain costs and enhance efficiencies in a socially responsible manner. In addition to the potential use of Renewafuel's biofuel cubes in our production process, the cubes will be marketable to other organizations as a potential substitute for Western coal and natural gas.

Renewafuel's biofuel cubes — about the size of a coal briquette — generate about the same amount of energy as coal from the Western United States; however, the green fuel emits 90 percent less sulfur dioxide, 35 percent less particulate matter and 30 percent less acid gases than coal. In addition, the cubes are made from feedstocks that are considered biogenic carbon — meaning they are already part of the natural carbon balance and will not add to atmospheric concentrations of carbon dioxide. Combustion of the cubes is considered "greenhouse neutral" under most existing carbon dioxide registry and trading programs.

The energy cubes can be used as a carbon neutral stand-alone fuel or a "green" supplement blended with existing fuels in industrial furnaces and boilers. The energy cubes generate more than 40 times the energy required to produce and transport them.

Capital Resources

We have taken a balanced approach to allocation of our capital resources and free cash flow. We have made strategic investments both domestically and internationally, increased our capital expenditures, strengthened our balance sheet, increased funding of our employee benefit obligations and increased our borrowing capacity.

Recent Accounting Pronouncements

Refer to NOTE 1 — *BUSINESS SUMMARY AND SIGNIFICANT ACCOUNTING POLICIES* — of the Consolidated Financial Statements for a description of recent accounting pronouncements, including the respective dates of adoption and effects on results of operations and financial condition.

2007 Versus 2006

North American Iron Ore

Sales Margin

Following is a summary of North American Iron Ore sales margin for 2007 versus 2006:

	(In Millions)					
			Change due to			
	2007	2006	Sales price and rate	Sales volume	Freight and reimbursements	Total change
Revenue from product sales and services	**$ 1,745.4**	$ 1,560.7	$39.3	$122.4	$ 23.0	$ 184.7
Cost of goods sold and operating expenses	**(1,347.5)**	(1,233.3)	0.6	(91.8)	(23.0)	(114.2)
Sales margin	**$ 397.9**	$ 327.4	$39.9	$ 30.6	$ —	$ 70.5
Sales tons	**22.3**	20.4				

The increase in sales revenue was due to a sales volume increase of 1.9 million tons, or $122.4 million, higher sales prices, $39.3 million and higher freight and venture partners' reimbursements, $23.0 million. Sales volume in 2007 included 1.5 million tons of pellets purchased and paid for by customers at year-end under take-or-pay provisions of existing long-term supply agreements. First half shipments in 2007 included 1.2 million tons of pellets purchased in upper Great Lakes stockpiles and paid for in 2006. Revenue recognition related to the December 2006 stockpile transaction totaling $62.6 million was deferred until the product was delivered in 2007. Sales prices per-ton increased 2.8 percent, reflecting the effect of contractual base price increases, higher term supply agreement escalation factors including higher steel pricing, higher PPI and lag-year adjustments.

The increase in cost of goods sold and operating expenses primarily reflected higher volume, $91.8 million. On a per-ton basis, cost of goods sold and operating expenses were flat in comparison to last year, as a result of our strategic procurement, maintenance and other business improvement programs, as well as the implementation of Six Sigma and Lean Sigma.

Production

Following is a summary of North American Iron Ore production tonnage for 2007 versus 2006:

	(In Millions) (1)			
	Company Share		Total	
Mine	2007	2006	2007	2006
Empire	**3.9**	3.8	**4.9**	4.9
Tilden	**6.1**	5.9	**7.2**	6.9
Hibbing	**1.7**	1.9	**7.4**	8.3
Northshore	**5.2**	5.1	**5.2**	5.1
United Taconite	**3.7**	3.0	**5.3**	4.3
Wabush	**1.2**	1.1	**4.6**	4.1
Total	**21.8**	20.8	**34.6**	33.6

(1) Long tons of pellets of 2,240 pounds.

The decrease in Hibbing's production was a result of the shutdown in late February 2007 due to severe weather conditions that caused significant buildup of ice in the basin supplying water to the processing facility.

Year-over-year production at Tilden benefited from major maintenance work and operating improvements performed in the prior year, and United Taconite production increased due to its recovery from last year's electrical accident. Production at Wabush was higher as a result of pit design improvements to mitigate dewatering issues.

We reinitiated construction activity to restart an idled pellet furnace at the Northshore facility that will increase capacity by approximately 0.6 million tons of pellets in 2008 and 0.8 million tons to our annual capacity thereafter.

Production at Empire for 2008 is expected to slow to 3.6 million tons in order to extend the life of the mine. Negotiations to sell Wabash are currently in process but have not been finalized. There is a possibility that this transaction may not be consummated.

North American Coal

Sales Margin

Following is a summary of North American Coal sales margin since the July 31, 2007 acquisition:

	(In Millions, except tonnage)
	Five Months Ended December 31, 2007
Revenues from product sales and services	**$ 85.2**
Cost of goods sold and operating expense	**(116.9)**
Sales margin	**$ (31.7)**
Sales tons (in thousands)	**1,171**

In August, production at our Pinnacle mine in West Virginia slowed as a result of sandstone intrusions encountered within the coal panel being mined at the time. This slowdown prompted the operating decision in late September to move the mine's longwall plow system to another panel. In mid-October, the plow system was brought back into production. In addition, we have invested in business improvement initiatives and safety activities designed to enhance future production at our Oak Grove mine. These investments reduced our 2007 production.

The net impact of these factors contributed to a $31.7 million loss of sales margin. As production volumes build through 2008, our per-ton costs are anticipated to steadily and significantly decrease each quarter.

Production

Following is a summary of North American Coal production tonnage for 2007:

Mine	(In Thousands) Five Months Ended December 31, 2007 (1)
Oak Grove	**406**
Pinnacle	**558**
Green Ridge	**127**
Total	**1,091**

(1) Tons are short tons of 2,000 pounds.

Asia-Pacific Iron Ore

Sales Margin

Following is a summary of Asia-Pacific Iron Ore sales margin for 2007 versus 2006:

	(In Millions)				
			Change due to		
	2007	2006	Sales price and rate	Sales volume	Total change
Revenue from product sales and services	**$ 444.6**	$ 361.0	$ 48.9	$ 34.7	$ 83.6
Cost of goods sold and operating expenses	**(348.8)**	(274.4)	(48.0)	(26.4)	(74.4)
Sales margin	**$ 95.8**	$ 86.6	$ 0.9	$ 8.3	$ 9.2
Sales tonnes	**8.1**	7.4			

The increase in sales revenue was due to higher sales prices, $48.9 million and higher volume, $34.7 million. Portman's sales prices reflected the effects of the 9.5 percent increase in the international benchmark price of iron ore fines and lump. The 0.7 million tonne volume increase reflected the completion of the two-million-tonne per annum expansion at Koolyanobbing in late 2006.

The increase in cost of goods sold and operating expenses primarily reflected changes in foreign currency rates, changeover costs associated with a new mining contractor, increased selling and shipping costs and the effect of higher volume.

Production

Following is a summary of Asia-Pacific Iron Ore production tonnage for 2007 versus 2006:

	(In Millions) (1)	
	Total	
Mine	2007	2006
Koolyanobbing	**7.7**	7.0
Cockatoo Island	**0.7**	0.7
Total	**8.4**	7.7

(1) Metric tons of 2,205 pounds.

The increase in production primarily reflected the completion of the expansion at Koolyanobbing in late 2006. Production at Cockatoo Island is expected to continue into the second quarter of 2008, with shipments to end in the third quarter of 2008.

In July 2007, Portman was notified that its exploration and mining rights under two leases would not be extended beyond July 3, 2007. The mining leases permit Portman to explore for and mine iron ore on mining tenements north of Portman's Koolyanobbing operations, including the rights to 4.5 million tonnes of iron ore reserves. Portman has since negotiated an in-principle agreement to transfer these rights to the other party in exchange for additional mining rights to new leases. A formal agreement to this effect is expected to be ratified in the first quarter of 2008.

Other Operating Income (Expense)

- Selling, general and administrative expense of $114.2 million increased $41.8 million compared with the prior year, primarily reflecting higher employment costs related to our expanding business, including expenses at North American Coal and our Asia-Pacific locations; increased outside professional service fees and higher legal fees.
- Gain on sale of assets of $18.4 million primarily reflected the fourth quarter 2007 gain on the sale of portions of the former LTVSMC site. The sale included cash proceeds of approximately $18 million.
- Miscellaneous-net expense of $2.3 million increased $14.7 million compared with last year, primarily reflecting increased mark-to-market hedging losses at our Asia-Pacific Iron Ore business.

Other Income (Expense)

- Interest income of $20.0 million increased $2.8 million compared with the prior year, reflecting average higher cash and investment balances and higher average interest rates in our Asia-Pacific iron ore business.
- Interest expense of $22.6 million increased $17.3 million compared with the prior year, primarily reflecting borrowings from the credit facility to fund the acquisition of PinnOak.

Income Taxes

Income tax expense of $84.1 million in 2007 was $6.8 million lower than the comparable amount in 2006. The decrease was due to lower pre-tax income in 2007 and a lower effective tax rate. See NOTE 9 — *INCOME TAXES* in Item 8 for further information.

Minority Interest

Minority interest decreased $1.5 million, or nine percent from the prior year. Minority interest represents the 19.6 percent minority interest related to Asia-Pacific iron ore earnings.

Equity Loss in Ventures

The equity loss in ventures, $11.2 million, represents the results from the Company's investment in Amapá, primarily pre-production costs, $7.2 million and operating losses from the railroad, $4.0 million.

2006 Versus 2005

North American Iron Ore

Sales Margin

Following is a summary of North American Iron Ore sales margin for 2006 versus 2005:

	(In Millions)					
			Change due to			
	2006	2005	Sales price and rate	Sales volume	Freight and reimbursements	Total change
Revenue from product sales and services	$ 1,560.7	$ 1,535.0	$ 111.6	$(111.2)	$ 25.3	$ 25.7
Cost of goods sold and operating expenses	(1,233.3)	(1,176.4)	(112.3)	80.7	(25.3)	(56.9)
Sales margin	$ 327.4	$ 358.6	$ (0.7)	$ (30.5)	$ —	$(31.2)
Sales tons	20.4	22.3				
Production tons — total	33.6	35.9				
Production tons — Cliffs' share	20.8	22.1				

The increase in sales revenue was due to higher sales prices, $111.6 million and higher freight and venture partners' reimbursements, partially offset by a sales volume decrease of 1.9 million tons, or $111.2 million. The 9.3 percent increase in sales prices primarily reflected the effect of contractual base price increases, higher term supply agreement escalation factors including higher steel pricing, higher PPI and lag-year adjustments, partially offset by the impact of lower international benchmark pellet prices. The price of blast furnace pellets for Eastern Canadian producers decreased 3.5 percent. Included in 2006 revenues were approximately 1.3 million tons of 2006 sales at 2005 contract prices and $21.6 million of revenue related to pricing adjustments on 2005 sales.

Cost of goods sold and operating expenses increased $56.9 million or approximately five percent. The increase reflected higher unit production costs of $112.3 million and higher freight and venture partners' cost reimbursements, $25.3 million. Lower sales volume reduced costs $80.7 million. On a per-ton basis, cost of goods sold and operating expenses increased approximately 13 percent, primarily due to higher maintenance activity, increased energy and supply pricing, increased stripping and higher employment costs. Production costs were also impacted by an approximate $15 million cost effect related to production curtailments caused by the October 12, 2006 explosion at the United Taconite processing plant.

Production

	(In Millions) (1)			
	Company Share		Total	
Mine	2006	2005	2006	2005
Empire	3.8	3.8	4.9	4.8
Tilden	5.9	6.7	6.9	7.9
Hibbing	1.9	2.0	8.3	8.5
Northshore	5.1	4.9	5.1	4.9
United Taconite	3.0	3.4	4.3	4.9
Wabush	1.1	1.3	4.1	4.9
Total	20.8	22.1	33.6	35.9

(1) Long tons of pellets of 2,240 pounds.

Production at Tilden in 2006 was lower than the previous year due to unplanned equipment repairs and a change in mix to produce more magnetite pellets to fulfill customer requirements. Magnetite pellets have lower productivity than hematite pellets.

The decrease in United Taconite production was due to the electrical explosion at the United Taconite processing plant on October 12, 2006. Production at the United Taconite plant was temporarily curtailed as a result of the loss of electrical power resulting from the explosion. Repairs to the plant's Line 2 were completed and full production resumed in January 2007.

Crude ore mining at Wabush was significantly impacted by pit de-watering difficulties, which adversely impacted production and costs.

Asia-Pacific Iron Ore

Sales Margin

Following is a summary of Asia-Pacific Iron Ore sales margin for 2006 versus 2005:

	(In Millions)				
			Change due to		
	2006	2005 (1)	Sales price and rate	Sales volume	Total change
Revenue from product sales and services	$ 361.0	$ 204.5	$ 51.5	$105.0	$ 156.5
Cost of goods sold and operating expenses	(274.4)	(174.1)	(10.9)	(89.4)	(100.3)
Sales margin	$ 86.6	$ 30.4	$ 40.6	$ 15.6	$ 56.2
Sales tonnes	7.4	4.9			
Production tonnes — total	7.7	5.2			

(1) Represents results since the March 31, 2005 acquisition.

Sales revenue increased $156.5 million or approximately 77 percent. The increase in sales revenue was due to higher volume, $105.0 million and higher sales prices, $51.5 million. The 2.5 million tonne volume increase reflected the expansion of the Koolyanobbing operations in 2006 and the exclusion of sales prior to the March 31, 2005 acquisition. Asia-Pacific iron ore sales prices include the effects of a 19 percent increase in the international benchmark price of iron ore fines and lump.

Cost of goods sold and operating expenses increased $100.3 million or approximately 58 percent. The increase primarily reflected the effect of higher volume and an increase in unit production costs, primarily higher contract labor.

Production

Following is a summary of Asia-Pacific Iron Ore production tonnage for 2006 versus 2005:

	(In Millions) (1)	
	Total	
Mine	2006	2005
Koolyanobbing	7.0	4.7
Cockatoo Island	0.7	0.5
Total	7.7	5.2

(1) Metric tons of 2,205 pounds.

Asia-Pacific Iron Ore 2005 production reflects results since the March 31, 2005 acquisition. An expansion of the Koolyanobbing facility was completed in 2006 that increased the Portman's wholly-owned production capacity from six to eight million tonnes per annum.

Other Operating Income (Expense)

- Casualty recoveries in 2005 of $12.3 million related to a five-week production curtailment at the Empire and Tilden mines in 2003 due to the loss of electric power as a result of flooding in the Upper Peninsula of Michigan. We recovered a portion of our deductible in 2007, totaling $3.2 million;

- Selling, general and administrative expenses of $72.4 million increased $10.3 million compared with the prior year, reflecting increased outside professional services and full-year expense at our Asia-Pacific iron ore business and a $3.0 million property damage insurance deductible associated with the electrical explosion at United Taconite, partially offset by lower incentive compensation;
- Miscellaneous-net income of $12.4 million was $8.2 million higher than the prior year, primarily reflecting higher mark-to-market currency gains at Portman and higher customer bankruptcy recoveries related to WCI's 2003 bankruptcy filing.

Other Income (Expense)

- Interest income of $17.2 million was $3.3 million higher than the prior year, reflecting higher average cash balances and higher interest rates.

Income Taxes

During 2005, an $8.9 million adjustment to reverse a valuation allowance on net operating losses attributable to pre-consolidated separate return years of one of our subsidiaries was recognized. Excluding the $8.9 million reversal in 2005, income tax expense of $90.9 million in 2006 was $2.8 million lower than the comparable amount last year. The decrease was due to a lower effective tax rate, partially offset by higher pre-tax income in 2006. See NOTE 9 — *INCOME TAXES* — for further information.

Minority Interest

Minority interest increased $7.0 million, or almost 70 percent from the prior year. Minority interest represents the 19.6 percent minority interest related to our Asia-Pacific iron ore earnings.

Discontinued Operations

Our arrangements with Ferrominera, a government-owned company responsible for the development of Venezuela's iron ore industry, to provide technical assistance in support of improving operations of a 3.3 million tonne per year pelletizing facility, were terminated in the third quarter of 2005. We recorded after-tax income of $0.2 million related to this contract in 2006, compared with 2005 after-tax expense of $1.7 million, which included our exit costs.

On July 23, 2004, CAL, an affiliate of the Company jointly owned by a subsidiary of the Company (82.3945 percent) and Outotec (17.6055 percent), a German company (formerly known as Lurgi Metallurgie GmbH), completed the sale of CAL's HBI facility located in Trinidad and Tobago to ArcelorMittal USA. Terms of the sale included a purchase price of $8.0 million plus assumption of liabilities. ArcelorMittal USA closed this facility at the end of 2005. We recorded after-tax income of $0.1 million in 2006, compared with after-tax income of $0.9 million in 2005.

The results of discontinued operations for CAL and Ferrominera were recorded under *Income (Loss) from Discontinued Operations* in the Statements of Consolidated Operations.

Cash Flow and Liquidity

Following is a summary of our cash flows for 2007, 2006 and 2005:

	(In Millions)		
	2007	2006	2005
Acquisition of PinnOak (net of $2.6 million of cash acquired)	**$(343.8)**	$ —	$ —
Capital expenditures	**(199.5)**	(119.5)	(97.8)
Investment in ventures	**(180.6)**	(13.4)	(8.5)
Repayment of PinnOak debt	**(159.6)**	—	—
Net purchase of marketable securities	**(44.7)**	—	—
Dividends on common and preferred stock	**(26.4)**	(25.8)	(18.7)
Repurchases of common stock	**(2.2)**	(121.5)	—
Net borrowings under credit facility	**440.0**	—	—
Net cash from operating activities	**288.9**	428.5	514.6
Effect of exchange rate changes on cash	**11.8**	5.9	(2.2)
Investment in Portman (net of $24.1 million cash acquired)	**—**	—	(409.0)
Other	**21.5**	4.4	(0.3)
Increase (decrease) in cash and cash equivalents from continuing operations	**(194.6)**	158.6	(21.9)
Cash from (used by) discontinued operations	**—**	0.3	(2.2)
Increase (decrease) in cash and cash equivalents	**$(194.6)**	$ 158.9	$ (24.1)

See NOTE 2 — ACQUISITIONS AND OTHER INVESTMENTS for information regarding the PinnOak acquisition and repayment of debt as well as our investments in ventures.

Capital expenditures included the acquisition and development of mining tenements and related infrastructure including the construction of a washplant at Sonoma; the 0.8 million capacity expansion at Northshore and the re-build of the substation at United Taconite resulting from the October 2006 explosion. We anticipate that total cash used for investments and capital expenditures in 2008 will be approximately $200 million. We expect to fund our capital expenditures from available cash, current operations and borrowings under our credit facility.

Common stock repurchases in 2007 and 2006 reflected the purchase of 45,000 shares and 3.2 million shares, respectively, of 4.5 million shares authorized under two 2006 repurchase programs. Also, we increased our quarterly common share dividend to $.175 per share from $.125 per share effective with the quarterly dividend payable on March 3, 2008 to shareholders of record as of the close of business on February 15, 2008.

The decrease in operating cash flows in 2007 compared with 2006 was primarily due to changes in operating assets and liabilities. A summary of cash due to changes in operating assets and liabilities is as follows:

	(In Millions)		
	2007	2006	2005
Net proceeds of short-term marketable securities	**$ —**	$ 9.9	$172.8
Changes in product inventories	**3.2**	(29.9)	9.8
Changes in receivables and other assets	**18.0**	73.0	(64.8)
Changes in deferred revenues	**(34.2)**	62.4	0.2
Changes in payables and accrued expenses	**(14.8)**	3.4	73.3
Cash (used by) from changes in operating assets and liabilities	**$(27.8)**	$118.8	$191.3

Our product inventory balances at December 31, 2007 and 2006 were as follows:

	(In Millions)			
	2007		2006	
	Amount	**Tons***	Amount	Tons*
North American Iron Ore	**$114.3**	**3.4**	$129.5	3.8
North American Coal	**8.3**	**0.1**	—	—
Asia-Pacific Iron Ore	**30.2**	**1.1**	20.8	0.9
Total	**$152.8**		$150.3	

* North American Iron Ore tons are long tons of pellets of 2,240 pounds

North American Coal tons are short tons of 2,000 pounds

Asia-Pacific Iron Ore tons are metric tons of 2,205 pounds

The decrease in North American Iron Ore pellet inventory was primarily due to higher sales volume, partially offset by higher production. The increase in Asia-Pacific Iron Ore inventory is primarily due to increased production attributable to the expansion of the Koolyanobbing operations and higher opening inventory compared with the prior year, partially offset by higher sales.

Operating cash flows in 2005 included the proceeds from the sale of $182.7 million of highly liquid marketable securities used in connection with our acquisition of Portman, net of $9.9 million purchases of ARS.

Net cash from operating activities in 2007, 2006 and 2005 also reflected $123.9 million, $95.7 million and $86.2 million of income tax payments and $37.7 million, $56.1 million and $55.8 million of contributions to pension plans and VEBAs, respectively. In 2006, we received a $67.5 million refund from the WEPCO escrow account.

Following is a summary of key liquidity measures:

	(In Millions) At December 31,	
	2007	2006
Cash and cash equivalents	**$ 157.1**	$351.7
Debt	**$(446.2)**	$ (6.9)
Working capital	**$ 355.0**	$407.4

Cash and cash equivalents included $127.8 million and $97.6 million at our Asia-Pacific Iron Ore operations at December 31, 2007 and 2006, respectively.

On August 17, 2007, we entered into a five-year unsecured credit facility with a syndicate of 13 financial institutions, which replaced a $500 million credit facility scheduled to expire in 2011 and a $150 million credit facility scheduled to expire in 2008. The new facility provides $800 million in borrowing capacity, comprised of $200 million in term loans and $600 million in revolving loans, swing loans and letters of credit. Loans are drawn with a choice of interest rates and maturities, subject to the terms of the agreement. Interest rates are either (1) a range from LIBOR plus 0.45 percent to LIBOR plus 1.125 percent based on debt and earnings or (2) the prime rate or the prime rate plus 1.125 percent based on debt and earnings. The credit facility has two financial covenants: (1) debt to earnings ratio and (2) interest coverage ratio. As of December 31, 2007, we were in compliance with the covenants in the credit agreement.

As of December 31, 2007, $240 million was drawn in revolving loans and the principal amount of letter of credit obligations totaled $16.2 million under the new credit facility. We also had $200 million drawn in term loans. We had $343.8 million of borrowing capacity available under the $800 million credit facility at December 31, 2007. The weighted average annual interest rate for outstanding revolving and term loans under the credit facility was 5.81 percent as of December 31, 2007. After the effect of interest rate hedging, the weighted average annual borrowing rate was 5.68 percent.

Portman is party to a A$40 million multi-option credit facility, which was finalized in April 2007. The floating interest rate is 20 basis points over the 90-day bank bill swap rate in Australia. At December 31, 2007, the outstanding bank commitments were A$12.5 million, reducing borrowing capacity to A$27.5 million. The facility has two covenants: (1) debt to earnings ratio and (2) interest coverage ratio. As of December 31, 2007, Portman was in compliance with the covenants in the credit facility.

In 2005, Portman secured five-year financing from its customers in China as part of its long-term sales agreements to assist with the funding of the expansion of its Koolyanobbing mining operations. The borrowings, totaling $6.2 million at December 31, 2007, accrue interest annually at five percent. The borrowings require principal payments of approximately $0.8 million plus accrued interest to be made each January 31 for the next two years, with the balance due in full on January 31, 2010.

Contractual Obligations and Off-Balance Sheet Arrangements

Other than operating leases primarily utilized for certain equipment and office space, we do not have any off-balance sheet financing. Following is a summary of our contractual obligations at December 31, 2007:

	Payments Due by Period (1) (In Millions)				
Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt	$ 555.0	$ 0.8	$114.2	$440.0	$ —
Interest on debt (2)	122.7	23.9	48.8	50.0	—
Capital lease obligations	77.4	9.7	18.8	17.1	31.8
Operating leases	77.9	18.2	31.5	16.8	11.4
Purchase obligations					
Open purchase orders	227.0	180.5	28.6	17.9	—
Minimum "take or pay" purchase commitments (3)	517.0	144.3	177.3	130.1	65.3
Total purchase obligations	744.0	324.8	205.9	148.0	65.3
Other long-term liabilities					
Pension funding minimums	87.9	24.0	34.8	29.1	—
OPEB claim payments	125.6	16.9	24.0	22.8	61.9
Mine closure obligations	118.5	3.5	0.8	15.6	98.6
FIN 48 obligations (4)	18.7	8.3	10.4	—	—
Personal injury	16.5	3.6	4.3	1.3	7.3
PinnOak contingent consideration	99.5	—	99.5	—	—
Other (5)	201.0				
Total other long-term liabilities	667.7	56.3	173.8	68.8	167.8
Total	$2,244.7	$433.7	$593.0	$740.7	$276.3

(1) Includes our consolidated obligations.

(2) Interest calculated using a variable rate of 5.2 percent in 2008 and 2009 for the $200 million term debt and 5.8 percent from 2010 to 2012. Interest calculated using a variable rate of 5.6 percent from 2008 to 2012 for the $240 million revolving debt.

(3) Includes minimum electric power demand charges, minimum coal, diesel and natural gas obligations, minimum railroad transportation obligations, minimum port facility obligations and minimum water pipeline access obligations for the Sonoma washplant.

(4) Includes accrued interest.

(5) Primarily includes income taxes payable and deferred income tax amounts for which payment timing is non-determinable.

Pensions and Other Postretirement Benefits

Defined benefit pension expense totaled $17.4 million, $23.0 million and $18.9 million for 2007, 2006 and 2005, respectively. The decrease in defined benefit pension expense was due primarily to the effects of greater than expected asset returns, demographic gains and an increase in the assumed discount rate used to determine plan obligations.

OPEB expense totaled $4.5 million, $9.8 million and $13.7 million for 2007, 2006 and 2005, respectively. The decrease in OPEB expense was due primarily to the effects of contributions made to the VEBAs during 2006, demographic gains, greater than expected asset returns and an increase in the assumed discount rate used to determine plan obligations.

See *Employee Retirement Benefit Obligations* under Critical Accounting Policies below and NOTE 8 — *RETIREMENT RELATED BENEFITS* in Item 8 for further information.

Point Beach Nuclear Power Plant

On December 19, 2006 WEPCO entered into an Asset Sale Agreement to sell its Point Beach Nuclear Plant. In conjunction with the sale, the parties to the transaction also negotiated a long-term Power Purchase Agreement ("PPA") whereby WEPCO would purchase the capacity, energy, and ancillary services from Point Beach.

On September 25, 2007, the MPSC issued its Opinion and Order and determined that all of WEPCO's Michigan customers, including the Empire and Tilden mines, should share in the distribution of proceeds resulting from the sale. The MPSC directed WEPCO to calculate an equal mills per kWh credit to be applied to customers' bills for 18 monthly billing cycles following the close of the Point Beach Nuclear Plant sale.

WEPCO estimates a total of $882 million in net proceeds resulting from the transfer of ownership. The funds will be applied based on future consumption by its customers beginning in December 2007 through a $0.01581/kWh credit. Based on WEPCO's proposal on projected electricity usage, the 2008 distribution to us would be approximately $32 million and will be reflected as a reduction in *Cost of goods sold and operating expenses*.

Sale of Wabush

On June 6, 2007, Consolidated Thompson Iron Mines Ltd. (traded on the TSX-Venture Exchange under the symbol CLM) made a conditional offer to acquire the 71.4 percent of Wabush owned directly or indirectly by the Company (26.8 percent) and U.S. Steel Canada (44.6 percent) for cash plus warrants for the purchase of CLM common shares and the assumption by CLM of employee and asset retirement obligations. The offer was non-binding upon the Company and U.S. Steel Canada except for the grant to CLM of limited exclusivity and was conditional upon various matters including the negotiation and finalization of the definitive agreement and the Dofasco right of first refusal referred to below.

As part of the transaction, if completed, we would enter into an agreement whereby CLM would sell a pro rata share to us annually from 4.8 million tons of expected annual Wabush production from the date of the closing through December 31, 2009. In 2007, Wabush produced 4.6 million tons of pellets with our share totaling 1.2 million tons.

Dofasco, a subsidiary of ArcelorMittal, holds the remaining 28.6 percent of Wabush. The notification to Dofasco of the conditional acceptance of CLM's offer by the Company and U.S. Steel Canada on June 8, 2007, triggered a 90-day right of first refusal option by Dofasco under terms of the joint venture agreement.

On August 30, 2007, Dofasco provided notice to the Company and U.S. Steel Canada that it was exercising its right of first refusal to purchase the Company's and U.S. Steel Canada's interest in Wabush. Negotiations have not been finalized and it is possible that the transaction may not be consummated.

Market Risk

We are subject to a variety of market risks, including those caused by changes in market value of equity investments, commodity prices, foreign currency exchange rates and interest rates. We have established policies and procedures to manage risks; however, certain risks are beyond our control.

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds. The carrying value of these investments approximates fair value on the reporting dates.

Interest for borrowings under our credit facility is a floating rate, dependent in part on the LIBOR rate, as such we are exposed to the effects of interest rate changes. Based on $440 million in outstanding revolving and term loans at December 31, 2007, a 100 basis point change to the LIBOR rate would result in a change of $4.5 million to interest expense on an annual basis.

In October 2007, we entered into a $100 million fixed rate swap to convert a portion of this floating rate into a fixed rate. With the swap agreement, we pay a fixed three-month LIBOR rate for $100 million of our floating rate borrowings. The interest rate swap terminates in October 2009 and qualifies as a cash flow hedge.

Approximately 6 percent of our U.S. pension trust assets and 2.5 percent of VEBA assets are exposed to sub prime risk, all of which is investment grade and fully collateralized by properties. These investments primarily include Mortgage-Backed Securities and the Home Equity subset of the Asset-Backed Securities sector with AAA and AA credit quality ratings. While these structures have experienced spread widening in conjunction with the recent market volatility and re-pricing of risk, over-collateralization of the deals lessens the potential for principal loss in these tranches and the securities held have not been subject to ratings downgrades to date. The U.S. pension and VEBA trusts have no allocations to mortgage related collateralized debt obligations.

The rising cost of energy is an important issue for us as it comprises approximately 24 percent of our North American Iron Ore production costs. Our strategy to address increasing energy rates includes improving efficiency in energy usage and utilizing the lowest cost alternative fuel. We also use forward purchases of natural gas and diesel fuel to stabilize fluctuations in near-term prices. Our North American Iron Ore mines, including our share of ventures, consumed 14.0 million mmbtu's of natural gas at an average price of $7.95 per mmbtu and 23.9 million gallons of diesel fuel at an average price of $2.31 per gallon. Recent trends indicate that electric power, natural gas and oil costs can be expected to increase over time, although the direction and magnitude of short-term changes are difficult to predict. As of December 31, 2007, we purchased or have forward purchase contracts for 3.8 million and 2.0 million mmbtu's of natural gas for 2008 and 2009, respectively, at an average price of $8.48 per mmbtu and 6.2 million gallons of diesel fuel at $2.12 per gallon for our North American Iron Ore mining ventures.

Our mining ventures enter into forward contracts for certain commodities, primarily natural gas and diesel fuel, as a hedge against price volatility. Such contracts, which are in quantities expected to be delivered and used in the production process, are a means to limit exposure to price fluctuations. At December 31, 2007, the notional amounts of the outstanding natural gas and diesel forward contracts were $52.5 million, with an unrecognized fair value gain of $5.7 million based on December 31, 2007 forward rates. The natural gas contracts mature at various times through September 2009 and the diesel fuel contracts mature at various times through December 2009. If the forward rates were to change 10 percent from the year-end rate, the value and potential cash flow effect on the contracts would be approximately $5.8 million.

Our share of the Wabush operation in Canada represented approximately six percent of our North American pellet production. This operation is subject to currency exchange fluctuations between the U.S. and Canadian dollars; however, we do not hedge our exposure to this currency exchange fluctuation. During 2007, the value of the Canadian dollar rose against the U.S. dollar from $0.86 U.S. dollar per Canadian dollar at the end of 2006 to $1.02 U.S. dollars per Canadian dollar at December 31, 2007, an increase of 19 percent. The average exchange rate increased to $0.94 U.S. dollar per Canadian dollar in 2007 from an average of $0.88 U.S. dollar per Canadian dollar for 2006, an increase of approximately seven percent.

We are subject to changes in foreign currency exchange rates in Australia as a result of our operations at Portman and Sonoma, which could impact our financial condition. Foreign exchange risk arises from our exposure to fluctuations in foreign currency exchange rates because our reporting currency is the United States dollar. We do not hedge our exposure to this currency exchange fluctuation. A hypothetical one percent movement in quoted foreign currency exchange rates could result in a fair value change of approximately $11 million in our net investment.

Portman hedges a portion of its United States currency-denominated sales in accordance with a formal policy. The primary objective for using derivative financial instruments is to reduce the earnings volatility attributable to changes in Australian and United States currency fluctuations. The instruments are subject to formal documentation, intended to achieve qualifying hedge treatment, and are tested at inception and at each reporting period as to effectiveness. Changes in fair value for highly effective hedges are recorded as a component of other comprehensive income. Ineffective portions are charged to operations. At December 31, 2007, Portman had outstanding hedges totaling $362.5 million in the form of call options, collar options, convertible collar options and forward exchange contracts. The contracts have varying maturity dates ranging from January 2008 to November 2010, and a fair value adjustment based on the December 31, 2007 exchange rate of $21.3 million. A one hundred basis point increase in rates from the month-end rate would increase the fair value and cash flow by $3.0 million and a one hundred basis point decrease would decrease the fair value and cash flow by $2.5 million.

Outlook

Pricing

There has been a reported settlement of a 65 percent increase in pricing for iron ore fines for 2008. We are incorporating this into our estimates for pricing projections for lump and pellets. However, negotiations are still underway and there may be changes to the pricing for fines. In addition, pellets and lump may settle at different pricing levels.

North American Iron Ore

Our North American Iron Ore operations continue to produce at or near capacity. In 2008, Cliffs-managed iron ore pellet production in North America is expected to approximate 31.5 million tons Our share of this production is expected to be approximately 21 million tons. As we sell through current inventory, 2008 sales tons are estimated at 23 million tons. In estimating our revenue per ton for North American Iron Ore we made certain assumptions for the various factors included in our North American Iron Ore supply agreements. These include:

- A 65 percent increase in the World Pellet Price;
- Modest increases among producer price indices;
- Approximately 16 percent increase in factors related to steel pricing; and,
- A combination of contractual base price increases, lag-year adjustments and capped pricing.

The combination of these factors results in an estimated revenue per ton of $76 for 2008. Following is the estimated impact of changes in key assumptions on our North American Iron Ore revenue per ton:

- Each 10 percent change from the 65 percent increase in World Pellet Price is expected to change our average realization per ton by $0.66; and,
- Each $10 change from $650 per ton in the average hot rolled steel price at certain steelmaking facilities will result in a change in realization of $0.25 per ton.

We expect 2008 North American Iron Ore unit production costs to increase approximately four percent to approximately $50.00 per ton.

North American Coal

North American Coal is expected to produce and sell 4.5 million tons of metallurgical coal in 2008. We expect sales per ton to be approximately $91 in 2008. Cost per ton for the year is expected to be approximately $77. This full-year cost expectation assumes sequential quarterly improvement throughout the year as we ramp up production and execute business improvement initiatives at our coal mines.

Asia-Pacific Iron Ore

Asia-Pacific Iron Ore 2008 production volume is expected to be 7.9 million tonnes, with expected sales volume of 8.0 million tonnes. We expect Asia-Pacific revenue-per-tonne of approximately $88. This estimate assumes a 65 percent increase in the 2008 international settlement price for lumps and fines, which is subject to change, as well as consideration that in 2007 our Asia-Pacific Iron Ore segment benefited from a $30 million revenue currency hedging benefit unlikely to repeat in 2008.

We expect Asia-Pacific Iron Ore costs of approximately $53 per tonne. This estimate includes an expanded $23 million exploration program at the Company's Koolyanobbing operations targeted at expanding our iron ore reserves in Australia.

Sonoma Coal Project

Our Sonoma Coal Project is scheduled to commence shipments in the first quarter of 2008. Severe flooding at the mine in mid-February 2008, has caused a delay in previously scheduled shipments. Incorporating the effects of the flooding, we expect total production of 2.0 million tonnes for 2008 in nearly equal amounts of hard coking and thermal coal. Revenue per tonne at Sonoma is expected to average $82, with projected cost of $78 per tonne.

Amapá Iron Ore Project

MMX has management control over the venture and has indicated plans to complete construction of the concentrator and ramp-up operations during 2008. Production and sales are expected to total three to four million tonnes in 2008. Based on start-up delays and production levels, we expect to incur significant equity losses in 2008. MMX expects Amapá to produce at the 6.5 million tonne design level in 2009.

Selling, General and Administrative Expenses and Other Expectations

As we continue to invest in management infrastructure related to our rapid growth and increased business development, selling, general and administrative expenses are anticipated to be approximately $150 million in 2008. We anticipate an effective tax rate in the range of 24 to 26 percent for the year. We also expect 2008 capital expenditures of approximately $200 million and depreciation and amortization of approximately $170 million.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. Preparation of financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the related disclosures of contingencies. Management bases its estimates on various assumptions and historical experience, which are believed to be reasonable; however, due to the inherent nature of estimates, actual results may differ significantly due to changed conditions or assumptions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are fairly presented in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Management believes that the following critical accounting estimates and judgments have a significant impact on our financial statements.

Revenue Recognition

North American Iron Ore

Revenue is recognized on the sale of products when title to the product has transferred to the customer in accordance with the specified terms of each term supply agreement and all applicable criteria for revenue recognition have been satisfied. Generally, our North American term supply agreements provide that title transfers to the customers when payment is received.

We recorded revenue, cost of goods sold and sales margin of $87 million, $74 million and $13 million, respectively, in the fourth quarter of 2007 related to sales to customers under minimum purchase requirements of supply agreements, who have paid for the iron ore and requested the Company to not ship the iron ore until the spring of 2008, when the Great Lakes waterways re-open for shipping. These bill-and-hold sales were made pursuant to long-term contracts that include annual take-or-pay arrangements.

In December 2006, two customers purchased and paid for 1.2 million tons of pellets in upper lakes stockpiles to meet 2006 contractual requirements. At the request of the customers, the ore was not shipped. We considered whether revenue should be recognized on these sales under the "collect and hold" guidance discussed in SEC Staff Accounting Bulletin No. 104 Topic 13, but because a fixed shipment schedule was not established prior to year-end, revenue recognition on these transactions, totaling $62.6 million, was deferred until the product was delivered in 2007.

Most of our North American Iron Ore long-term supply agreements are comprised of a base price with annual price adjustment factors. These price adjustment factors vary from agreement to agreement but typically include adjustments based upon changes in international pellet prices, changes in specified Producers Price Indices including those for all commodities, industrial commodities, energy and steel. The adjustments generally operate in the same manner, with each factor typically comprising a portion of the price adjustment, although the weighting of each factor varies from agreement to agreement. One of our term supply agreements contains price collars, which typically limit the percentage increase or decrease in prices for our iron ore pellets during any one year. In most cases, these adjustment factors have not been finalized at the time our product is sold; we routinely estimate these adjustment factors. The price adjustment factors have been evaluated as embedded derivatives. We evaluated the embedded derivatives in the supply agreements in accordance with the provisions of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133*. The price adjustment factors share the same economic characteristics and risks as the host contract and are integral to the host contract as inflation adjustments; accordingly they have not been separately valued as derivative instruments. Certain supply agreements with one customer include provisions for supplemental revenue or refunds based on the customer's annual steel pricing for the year the product is consumed in the customer's blast furnaces. We account for this provision as derivative instruments at the time of sale and record this provision at fair value until the year the product is consumed and the amounts are settled as an adjustment to revenue.

Under some North American term supply agreements, we ship the product to ports on the Great Lakes and/ or to the customer's facilities prior to the transfer of title. Our rationale for shipping iron ore products to some customers in advance of payment for the products is to minimize credit risk exposure. Generally, our North American term supply agreements specify that title and risk of loss pass to the customer when payment for the pellets is received. This is a practice utilized to reduce our financial risk to customer insolvency.

Revenue from product sales includes cost reimbursements from venture partners for their share of mine costs. The mining ventures function as captive cost companies; they supply product only to their owners effectively on a cost basis. Accordingly, the minority interests' revenue amounts are stated at cost of production and are offset in entirety by an equal amount included in cost of goods sold resulting in no profits or losses reflected in minority interest participants. As we are responsible for product fulfillment, we have the risks and rewards of a principal in the transaction and accordingly we record revenue in this arrangement on a gross basis in accordance with EITF 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, under the line item "Freight and other reimbursements".

Revenue from product sales also includes reimbursement for freight charges paid on behalf of customers in *Freight and Venture Partners' Cost Reimbursements* separate from product revenue, in accordance with EITF 00-10, *Accounting for Shipping and Handling Fees and Costs*. Where we are joint venture participants in the ownership of a North American iron ore mine, our contracts entitle us to receive royalties and management fees, which we earn as the pellets are produced.

North American Coal

For domestic coal sales, revenue is recognized when title passes to the customer. This generally occurs when coal is loaded into rail cars at the mine. For export coal sales, this generally occurs when coal is loaded into the vessel at the terminal.

Asia-Pacific Iron Ore

Portman's sales revenue is recognized at the F.O.B. point, which is generally when the product is loaded into the vessel. Foreign currency revenues are converted to Australian dollars at the currency exchange rate in effect at the time of the transaction.

See *Accounting Policies* in Item 8 for a complete discussion of our revenue recognition policy.

Litigation Accruals

We are subject to proceedings, lawsuits and other claims. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as the potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. We do not believe that any such matter will have a material adverse effect on our financial condition or results of operations.

Tax Contingencies

Domestic and foreign tax authorities periodically audit our income tax returns. These audits include questions regarding our tax-filing positions, including the timing and amount of deductions and allocation of income among various tax jurisdictions. At any time, multiple tax years are subject to audit by the various tax authorities. In evaluating the exposures associated with our various tax-filing positions, we record reserves for exposures where a position taken has not met a more-likely-than-not threshold. A number of years may elapse before a particular matter, for which we have established a reserve, is audited and fully resolved. When facts change or the actual results of a settlement with tax authorities differs from our established reserve for a matter, we adjust our tax contingencies reserve and income tax provision in the period in which the facts changed or the income tax matter is resolved.

Prior to 2007, we recorded estimated tax liabilities to the extent they were probable and could be reasonably estimated. On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The effects of applying this Interpretation resulted in a decrease of $7.7 million to retained earnings as of January 1, 2007. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken in a tax return). This Interpretation also provides guidance on derecognition of income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

Mineral Reserves

We regularly evaluate our economic mineral reserves and update them as required in accordance with SEC Industry Guide 7. The estimated mineral reserves could be affected by future industry conditions, geological conditions and ongoing mine planning. Maintenance of effective production capacity or the mineral reserve could require increases in capital and development expenditures. Generally as mining operations progress, haul lengths and lifts increase. Alternatively, changes in economic conditions, or the expected quality of ore reserves could decrease capacity or ore reserves. Technological progress could alleviate such factors, or increase capacity or ore reserves.

We use our mineral reserve estimates combined with our estimated annual production levels, to determine the mine closure dates utilized in recording the fair value liability for asset retirement obligations. See NOTE 5 — *ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS* — for further information. Since the liability represents the present value of the expected future obligation, a significant change in mineral reserves or mine lives would have a substantial effect on the recorded obligation. We also utilize economic mineral reserves for evaluating potential impairments of mine assets and in determining maximum useful lives utilized to calculate depreciation and amortization of long-lived mine assets. Decreases in mineral reserves or mine lives could significantly affect these items.

Asset Retirement Obligations

The accrued mine closure obligations for our active mining operations provide for contractual and legal obligations associated with the eventual closure of the mining operations. Our obligations are determined based on detailed estimates adjusted for factors that an outside party would consider (i.e., inflation, overhead and profit), which were escalated (at an assumed three percent) to the estimated closure dates, and then discounted using a credit-adjusted risk-free interest rate for the initial estimates. The estimate at December 31, 2007 and 2006 included incremental increases in the closure cost estimates and changes in estimates of mine lives. The closure date for each location was determined based on the exhaustion date of the remaining iron ore reserves. The estimated obligations are particularly sensitive to the impact of changes in mine lives given the difference between the inflation and discount rates. Changes in the base estimates of legal and contractual closure costs due to changed legal or contractual requirements, available technology, inflation, overhead or profit rates would also have a significant impact on the recorded obligations. See NOTE 6 — *ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS* — for further information.

Asset Impairment

We monitor conditions that indicate that the carrying value of an asset or asset group may be impaired. We determine impairment based on the asset's ability to generate cash flow greater than its carrying value, utilizing an undiscounted probability-weighted analysis. If the analysis indicates the asset is impaired, the carrying value is adjusted to fair value. Fair value can be determined by market value and also comparable sales transactions or using a discounted cash flow method. The impairment analysis and fair value determination can result in significantly different outcomes based on critical assumptions and estimates including the quantity and quality of remaining economic ore reserves, future iron ore prices and production costs.

Environmental Remediation Costs

We have a formal policy for environmental protection and restoration. Our obligations for known environmental problems at active and closed mining operations and other sites have been recognized based on estimates of the cost of investigation and remediation at each site. If the estimate can only be estimated as a range of possible amounts, with no specific amount being most likely, the minimum of the range is accrued. Management reviews its environmental remediation sites quarterly to determine if additional cost adjustments or disclosures are required. The characteristics of environmental remediation obligations, where information concerning the nature and extent of clean-up activities is not immediately available, or changes in regulatory requirements, result in a significant risk of increase to the obligations as they mature. Expected future expenditures are not discounted to present value unless the amount and timing of the cash disbursements are readily known. Potential insurance recoveries are not recognized until realized.

Employee Retirement Benefit Obligations

The Company and its North American Iron Ore mining ventures sponsor defined benefit pension plans covering substantially all North American employees. These plans are largely noncontributory, and benefits are generally based on employees' years of service and average earnings for a defined period prior to retirement. We do not provide OPEB for most U.S. salaried employees hired after January 1, 1993.

Pursuant to a 2003 asset purchase agreement with the previous owner, PinnOak assumed postretirement benefits for certain employees who will vest more than five years after the asset purchase date of June 30, 2003. Postretirement benefits for vested employees and those that will vest within the five-year period subsequent to the acquisition date remain obligations of the previous owner. PinnOak records a provision for estimated postretirement benefits for employees not covered by the asset purchase agreement with the former owner based upon annual valuations.

Portman does not have employee retirement benefit obligations.

On September 12, 2006, the Company's Board of Directors approved modifications to the pension benefits provided to salaried participants. The modifications retroactively reinstated the final average pay benefit formula (previously terminated and replaced with a cash balance formula in July 2003) to allow for additional accruals through June 30, 2008 or the continuation of benefits under an improved cash balance formula, whichever is greater. The change increased the PBO by $15.1 million and pension expense by $1.1 million in 2006. Following is a summary of our defined benefit pension and OPEB funding and expense for the years 2005 through 2008:

	(In Millions)			
	Pension		OPEB	
	Funding	Expense	Funding	Expense
2005	$38.1	$18.9	$29.2	$13.7
2006	40.7	23.0	30.4	9.8
2007	32.5	17.4	23.0	4.5
2008 (Estimated)	24.4	15.4	16.0	3.9

Assumptions used in determining the benefit obligations and the value of plan assets for defined benefit pension plans and postretirement benefit plans (primarily retiree healthcare benefits) offered by the Company are evaluated periodically by management. Critical assumptions, such as the discount rate used to measure the benefit obligations, the expected long-term rate of return on plan assets, and the medical care cost trend are reviewed annually. At December 31, 2007, we increased our discount rate for U.S. plans to 6.00 percent from 5.75 percent at December 31, 2006. Additionally, we adopted the IRS static 2023/2015 (separate pre-retirement and postretirement) table on December 31, 2007, to determine the expected life of our plan participants, replacing the 1994 GAM table. Following are sensitivities on estimated 2008 pension and OPEB expense of potential further changes in these key assumptions:

	Increase in 2008 Expense (In Millions)	
	Pension	OPEB
Decrease discount rate .25 percent	$1.5	$0.4
Decrease return on assets 1 percent	5.8	1.3
Increase medical trend rate 1 percent	N/A	4.1

Changes in actuarial assumptions, including discount rates, employee retirement rates, mortality, compensation levels, plan asset investment performance, and healthcare costs, are determined by the Company based on analyses of actual and expected factors. Changes in actuarial assumptions and/or investment performance of plan assets can have a significant impact on our financial condition due to the magnitude of our retirement obligations. See NOTE 8 — *RETIREMENT RELATED BENEFITS* in Item 8 for further information.

Accounting for Business Combinations

In July 2007, we completed the acquisition of PinnOak. We allocated the purchase price to assets acquired and liabilities assumed based on their relative fair value at the date of acquisition, pursuant to SFAS 141, *Business Combinations*. The estimated purchase price allocation is preliminary and is subject to revision. Additional valuation work is being conducted on mineral reserves, black lung obligations, property, plant and equipment and real estate values. In estimating the fair value of the assets acquired and liabilities assumed, we consider information obtained during our due diligence process and utilize various valuation methods, including market prices, where available, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows. We are required to make subjective estimates in connection with these valuations and allocations.

Forward-Looking Statements

This report contains statements that constitute "forward-looking statements." These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "intends," "may," "will" or similar terms. These statements speak only as of the date of this report, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations of our directors or our officers with respect to, among other things:

- trends affecting our financial condition, results of operations or future prospects;
- uncertainty relating to contractual disputes with any of our customers;
- our business and growth strategies;
- uncertainties relating to our ability to identify and consummate any strategic investments;
- adverse changes in currency values;
- uncertainty relating to contractual disputes with any of our significant energy, material or service providers;
- the success of cost-savings efforts;
- uncertainties related to underground mining;
- labor relations;
- our financing plans and forecasts; and
- the potential existence of significant deficiencies or material weaknesses in internal controls over financial reporting that may be identified during the performance of testing under Section 404 of the Sarbanes-Oxley Act of 2002.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, some of which are unknown. For additional factors affecting the business of Cleveland-Cliffs Inc, see Item 1A. *Risk Factors.*

You are urged to carefully consider these risk factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Information regarding our Market Risk is presented under the caption *Market Risk,* which is included in Item 7 and is incorporated by reference and made a part hereof.

Item 8. *Financial Statements and Supplementary Data*

Statements of Consolidated Financial Position

Cleveland-Cliffs Inc and Consolidated Subsidiaries

	December 31 (In Millions)	
	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 157.1**	$ 351.7
Trade accounts receivable	**84.9**	32.3
Inventories	**241.9**	200.9
Supplies and other inventories	**77.0**	77.5
Deferred and refundable taxes	**19.7**	9.7
Derivative assets	**69.5**	32.9
Other	**104.5**	77.3
TOTAL CURRENT ASSETS	**754.6**	782.3
NET PROPERTIES	**1,823.9**	884.9
OTHER ASSETS		
Prepaid pensions — salaried	**6.7**	2.2
Long-term receivables	**38.0**	43.7
Deferred income taxes	**42.1**	107.0
Deposits and miscellaneous	**89.5**	83.7
Investments in ventures	**265.3**	7.0
Marketable securities	**55.7**	28.9
TOTAL OTHER ASSETS	**497.3**	272.5
TOTAL ASSETS	**$ 3,075.8**	$1,939.7

See notes to consolidated financial statements.

Statements of Consolidated Financial Position

Cleveland-Cliffs Inc and Consolidated Subsidiaries

	December 31 (In Millions)	
	2007	2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**$ 149.9**	$ 142.4
Accrued employment costs	**73.2**	48.0
Other postretirement benefits	**11.2**	18.3
Income taxes payable	**11.5**	29.1
State and local taxes payable	**33.6**	25.6
Environmental and mine closure obligations	**7.6**	8.8
Accrued expenses	**50.1**	28.1
Deferred revenue	**28.4**	62.6
Other	**34.1**	12.0
TOTAL CURRENT LIABILITIES	**399.6**	374.9
POSTEMPLOYMENT BENEFIT LIABILITIES		
Pensions	**90.0**	140.4
Other postretirement benefits	**114.8**	139.0
TOTAL POSTEMPLOYMENT BENEFIT LIABILITIES	**204.8**	279.4
ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS	**123.2**	95.1
DEFERRED INCOME TAXES	**189.0**	117.9
REVOLVING CREDIT FACILITY	**240.0**	—
TERM LOAN	**200.0**	—
CONTINGENT CONSIDERATION	**99.5**	—
DEFERRED PAYMENT	**96.2**	—
OTHER LIABILITIES	**107.3**	68.5
TOTAL LIABILITIES	**1,659.6**	935.8
MINORITY INTEREST	**117.8**	85.8
3.25% REDEEMABLE CUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK — ISSUED 172,500 SHARES 134,715 AND 172,300 OUTSTANDING IN 2007 AND 2006	**134.7**	172.3
SHAREHOLDERS' EQUITY		
Preferred stock — no par value		
Class A — 3,000,000 shares authorized and unissued		
Class B — 4,000,000 shares authorized and unissued		
Common Shares — par value $0.25 a share		
Authorized — 112,000,000 shares;		
Issued — 67,311,764 shares	**16.8**	16.8
Capital in excess of par value of shares	**116.6**	103.2
Retained Earnings	**1,316.2**	1,078.5
Cost of 23,727,961 Common Shares in treasury (2006 — 26,406,414 shares)	**(255.6)**	(282.8)
Accumulated other comprehensive loss	**(30.3)**	(169.9)
TOTAL SHAREHOLDERS' EQUITY	**1,163.7**	745.8
COMMITMENTS AND CONTINGENCIES		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$3,075.8**	$1,939.7

See notes to consolidated financial statements.

Statements of Consolidated Operations

Cleveland-Cliffs Inc and Consolidated Subsidiaries

	Year Ended December 31, (In Millions, Except Per Share Amounts)		
	2007	2006	2005
REVENUES FROM PRODUCT SALES AND SERVICES			
Product	**$ 1,997.3**	$ 1,669.1	$ 1,512.2
Freight and venture partners' cost reimbursements	**277.9**	252.6	227.3
	2,275.2	1,921.7	1,739.5
COST OF GOODS SOLD AND OPERATING EXPENSES	**(1,813.2)**	(1,507.7)	(1,350.5)
SALES MARGIN	**462.0**	414.0	389.0
OTHER OPERATING INCOME (EXPENSE)			
Royalties and management fee revenue	**14.5**	11.7	13.1
Casualty recoveries	**3.2**	—	12.3
Selling, general and administrative expenses	**(114.2)**	(72.4)	(62.1)
Gain on sale of assets — net	**18.4**	—	—
Miscellaneous — net	**(2.3)**	12.4	4.2
	(80.4)	(48.3)	(32.5)
OPERATING INCOME	**381.6**	365.7	356.5
OTHER INCOME (EXPENSE)			
Interest income	**20.0**	17.2	13.9
Interest expense	**(22.6)**	(5.3)	(4.5)
Other — net	**1.7**	10.2	2.2
	(0.9)	22.1	11.6
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, MINORITY INTEREST, EQUITY LOSS FROM VENTURES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**380.7**	387.8	368.1
PROVISION FOR INCOME TAXES	**(84.1)**	(90.9)	(84.8)
MINORITY INTEREST (net of tax $4.7 million, $7.3 million and $5.4 million in 2007, 2006 and 2005)	**(15.6)**	(17.1)	(10.1)
EQUITY LOSS FROM VENTURES	**(11.2)**	—	—
INCOME FROM CONTINUING OPERATIONS	**269.8**	279.8	273.2
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (net of tax 0.2 million, $0.2 million and $0.4 million in 2007, 2006 and 2005)	**0.2**	0.3	(0.8)
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**270.0**	280.1	272.4
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (net of tax $2.8 million)	**—**	—	5.2
NET INCOME	**270.0**	280.1	277.6
PREFERRED STOCK DIVIDENDS	**(5.2)**	(5.6)	(5.6)
INCOME APPLICABLE TO COMMON SHARES	**$ 264.8**	$ 274.5	$ 272.0
EARNINGS PER COMMON SHARE — BASIC			
Continuing operations	**$ 6.38**	$ 6.52	$ 6.16
Discontinued operations	**—**	.01	(.02)
Cumulative effect of accounting changes	**—**	—	.12
EARNINGS PER COMMON SHARE — BASIC	**$ 6.38**	$ 6.53	$ 6.26
EARNINGS PER COMMON SHARE — DILUTED			
Continuing operations	**$ 5.14**	$ 5.19	$ 4.92
Discontinued operations	**—**	.01	(.02)
Cumulative effect of accounting changes	**—**	—	.09
EARNINGS PER COMMON SHARE — DILUTED	**$ 5.14**	$ 5.20	$ 4.99
AVERAGE NUMBER OF SHARES (In thousands)			
Basic	**41,494**	42,072	43,456
Diluted	**52,513**	53,827	55,673

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Cleveland-Cliffs Inc and Consolidated Subsidiaries

	Year Ended December 31, (In Millions, Brackets Indicate Cash Decrease)		
	2007	2006	2005
CASH FLOW FROM CONTINUING OPERATIONS OPERATING ACTIVITIES			
Net income	**$ 270.0**	$ 280.1	$ 277.6
(Income) loss from discontinued operations	**(0.2)**	(0.3)	0.8
Cumulative effect of accounting change	**—**	—	(5.2)
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	**107.2**	73.9	42.8
Minority interest	**15.6**	17.1	10.1
Share-based compensation	**11.8**	4.9	—
Equity loss in ventures (net of tax)	**11.2**	—	—
Environmental and closure obligation	**1.3**	(1.6)	6.0
Pensions and other postretirement benefits	**(35.4)**	(40.3)	(35.2)
Deferred income taxes	**(33.1)**	(4.8)	(4.4)
Derivatives and currency hedges	**(15.4)**	(8.0)	36.7
Gain on sale of assets	**(17.9)**	(9.9)	(11.3)
Excess tax benefit from share-based compensation	**(4.3)**	(1.2)	—
Casualty recoveries	**(3.2)**	—	(12.3)
Proceeds from casualty recoveries	**3.2**	—	12.3
Other	**5.9**	(0.2)	5.4
Changes in operating assets and liabilities:			
Receivables & other assets	**18.0**	73.0	(64.8)
Product inventories	**3.2**	(29.9)	9.8
Deferred revenue	**(34.2)**	62.4	0.2
Payables and accrued expenses	**(14.8)**	3.4	73.3
Sales of marketable securities	**—**	13.6	182.8
Purchases of marketable securities	**—**	(3.7)	(10.0)
Net cash from operating activities	**288.9**	428.5	514.6
INVESTING ACTIVITIES			
Acquisition of PinnOak	**(343.8)**	—	—
Purchase of property, plant and equipment:	**(199.5)**	(119.5)	(97.8)
Investments in ventures	**(180.6)**	(13.4)	(8.5)
Purchase of marketable securities	**(85.3)**	—	—
Redemption of marketable securities	**40.6**	—	—
Proceeds from sale of assets	**23.2**	5.5	4.4
Investment in Portman Limited	**—**	—	(409.0)
Payment of currency hedges	**—**	—	(9.8)
Net cash used by investing activities	**(745.4)**	(127.4)	(520.7)
FINANCING ACTIVITIES			
Borrowings under credit facilities	**1,195.0**	—	175.0
Repayments under credit facilities	**(755.0)**	—	(175.0)
Repayment of PinnOak debt	**(159.6)**	—	—
Common Stock dividends	**(20.9)**	(20.2)	(13.1)
Preferred Stock dividends	**(5.5)**	(5.6)	(5.6)
Repayment of capital lease obligations	**(4.3)**	(3.1)	—
Repayment of other borrowings	**(2.6)**	(0.8)	—
Repurchases of Common Stock	**(2.2)**	(121.5)	—
Issuance costs of revolving credit	**(1.0)**	(1.0)	(2.7)
Excess tax benefit from share-based compensation	**4.3**	1.2	—
Contributions by minority interest	**1.9**	1.9	2.1
Proceeds from stock options exercised	**—**	0.7	5.7
Net cash from (used by) financing activities	**250.1**	(148.4)	(13.6)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**11.8**	5.9	(2.2)
CASH FROM (USED BY) CONTINUING OPERATIONS	**(194.6)**	158.6	(21.9)
CASH FROM (USED BY) DISCONTINUED OPERATIONS — OPERATING	**—**	0.3	(5.2)
— INVESTING	**—**	—	3.0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(194.6)**	158.9	(24.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**351.7**	192.8	216.9
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 157.1**	$ 351.7	$ 192.8

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

Cleveland-Cliffs Inc and Consolidated Subsidiaries

	(In Millions)						
	Number of Common Shares	Common Shares	Capital in Excess of Par Value of Shares	Retained Earnings	Common Shares in Treasury	Accumulated Other Comprehensive Income (Loss)	Total
January 1, 2005	21.6	$16.8	$ 92.3	$ 565.3	$(169.4)	$ (81.0)	$ 424.0
Comprehensive income							
Net income	—	—	—	277.6	—	—	277.6
Other comprehensive income							
Minimum pension liability	—	—	—	—	—	(19.5)	(19.5)
Unrealized gain on securities	—	—	—	—	—	1.5	1.5
Unrealized loss on Foreign Currency Translation	—	—	—	—	—	(24.7)	(24.7)
Unrealized loss on derivative instruments	—	—	—	—	—	(1.9)	(1.9)
Total comprehensive income	—	—	—	—	—	—	233.0
Stock options exercised	0.1	—	3.2	—	2.5	—	5.7
Stock and other incentive plans	0.2	—	5.0	—	2.6	—	7.6
Preferred Stock dividends	—	—	—	(5.6)	—	—	(5.6)
Common Stock dividends	—	—	—	(13.1)	—	—	(13.1)
December 31, 2005	21.9	16.8	100.5	824.2	(164.3)	(125.6)	651.6
Comprehensive income							
Net income	—	—	—	280.1	—	—	280.1
Other comprehensive income							
Minimum pension and OPEB liability	—	—	—	—	—	17.9	17.9
Unrealized gain on marketable securities	—	—	—	—	—	7.9	7.9
Unrealized gain on Foreign Currency Translation	—	—	—	—	—	34.3	34.3
Unrealized gain on derivative instruments	—	—	—	—	—	6.3	6.3
Total comprehensive income	—	—	—	—	—	—	346.5
Effect of implementing SFAS 158	—	—	—	—	—	(110.7)	(110.7)
Stock options exercised	—	—	0.3	—	0.4	—	0.7
Stock and other incentive plans	0.2	—	2.3	—	2.5	—	4.8
Stock split	21.2	—	—	—	—	—	—
Repurchases of Common Stock	(2.4)	—	—	—	(121.5)	—	(121.5)
Conversion of Preferred Stock	—	—	0.1	—	0.1	—	0.2
Preferred Stock dividends	—	—	—	(5.6)	—	—	(5.6)
Common Stock dividends	—	—	—	(20.2)	—	—	(20.2)
December 31, 2006	40.9	16.8	103.2	1,078.5	(282.8)	(169.9)	745.8
Comprehensive income							
Net income	—	—	—	270.0	—	—	270.0
Other comprehensive income							
Pension and OPEB liability	—	—	—	—	—	38.8	38.8
Unrealized net gain on marketable securities	—	—	—	—	—	0.6	0.6
Unrealized net gain on Foreign Currency Translation	—	—	—	—	—	86.9	86.9
Unrealized loss on interest rate swap	—	—	—	—	—	(0.9)	(0.9)
Unrealized gain on derivative instruments	—	—	—	—	—	14.2	14.2
Total comprehensive income	—	—	—	—	—	—	409.6
Effect of implementing FIN 48	—	—	—	(7.7)	—	—	(7.7)
Stock options exercised	—	—	—	—	0.2	—	0.2
Stock and other incentive plans	0.2	—	4.1	—	2.5	—	6.6
Repurchases of Common Stock	—	—	—	—	(2.2)	—	(2.2)
Conversion of Preferred Stock	2.5	—	9.3	1.6	26.7	—	37.6
Preferred Stock dividends	—	—	—	(5.3)	—	—	(5.3)
Common Stock dividends	—	—	—	(20.9)	—	—	(20.9)
December 31, 2007	43.6	$16.8	$116.6	$1,316.2	$(255.6)	$ (30.3)	$1,163.7

See notes to consolidated financial statements.

NOTE 1 — BUSINESS SUMMARY AND SIGNIFICANT ACCOUNTING POLICIES

Business Summary

We are an international mining company, the largest producer of iron ore pellets in North America and a major supplier of metallurgical coal to the global steelmaking industry. We operate six iron ore mines in Michigan, Minnesota and Eastern Canada, and three coking coal mines in West Virginia and Alabama. We also own 80.4 percent of Portman, a large iron ore mining company in Australia, serving the Asian iron ore markets with direct-shipping fines and lump ore. In addition, we have a 30 percent interest in the Amapá Project, a Brazilian iron ore project, and a 45 percent economic interest in the Sonoma Project, an Australian coking and thermal coal project. Our company is organized and managed according to product category and geographic location: North American Iron Ore, North American Coal, Asia-Pacific Iron Ore, Asia-Pacific Coal and Latin American Iron Ore.

Accounting Policies

We consider the following policies to be beneficial in understanding the judgments that are involved in the preparation of our consolidated financial statements and the uncertainties that could impact our financial condition, results of operations and cash flows.

Reclassifications: Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation. They included the reclassification of certain amounts included in Miscellaneous-net to Sales, General and Administrative expenses and Other-net to Interest expense.

Basis of Consolidation: The consolidated financial statements include our accounts and the accounts of our consolidated subsidiaries, including the following significant subsidiaries:

Name	Location	Ownership Interest
Northshore	Minnesota	100.0%
Pinnacle	West Virginia	100.0
Oak Grove	Alabama	100.0
Tilden	Michigan	85.0
Portman	Western Australia	80.4
Empire	Michigan	79.0
United Taconite	Minnesota	70.0

Intercompany accounts are eliminated in consolidation.

Our investments in ventures include our 30 percent equity interest in Amapá, a project located in Brazil, our 23 percent equity interest in Hibbing, an unincorporated joint venture in Minnesota, and our 26.83 percent equity interest in Wabush, an unincorporated joint venture located in Canada, and Portman's 50 percent non-controlling interest in Cockatoo Island.

Investments in joint ventures in which our ownership is 50 percent or less, or in which we do not have control but have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Our share of equity income (loss) is eliminated against consolidated product inventory upon production, and against cost of goods sold and operating expenses when sold. This effectively reduces our cost for our share of the mining venture's production to its cost, reflecting the cost-based nature of our participation in unconsolidated ventures.

Sonoma Coal Project: We own 100 percent of CAWO, 8.33 percent of the Mining Assets and 45 percent of the Non-Mining Assets. Through various interrelated arrangements, we achieve a 45 percent economic interest in Sonoma despite the stated ownership of the individual pieces of the Sonoma Project. CAWO is consolidated as a wholly owned subsidiary of the Company and because we are the primary beneficiary, we absorb greater than 50 percent of the residual returns and expected losses of CAWO. We have an undivided interest in the Mining and Non-Mining Assets of the Sonoma Coal Project and, as it is in an extractive industry, we pro rata consolidate these assets and its share of costs in accordance with EITF 00-1, *Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures.* Although SMM does not have sufficient equity at risk and accordingly is a VIE under paragraph 5(a) of FIN 46R, *Consolidation of Variable Interest Entities,* we are not the primary beneficiary of SMM. Accordingly, we account for our investment in SMM in accordance with the equity method.

Our 30 percent ownership interest in Amapá, in which we do not have control but have the ability to exercise influence over operating and financial policies, is accounted for under the equity method. Accordingly our share of the results from Amapá are reflected as *Equity loss from ventures* on the Statements of Consolidated Operations.

The financial information of Amapá included in our financial statements is as of and for the period from the date of acquisition through November 30, 2007. The earlier cut-off is to allow for sufficient time needed by Amapá to properly close and prepare complete financial information, including consolidating and eliminating entries, conversion to U.S. GAAP and review and approval by the Company. There were no intervening transactions or events which materially affect Amapá's financial position or results of operations that were not reflected in our year-end financial statements.

The following table presents the detail of our Investments in ventures and where those investments are classified on the Statements of Consolidated Financial Position. Parentheses indicate a net liability.

			(In Millions)	
			December 31,	
Investment	Classification	Interest Percentage	2007	2006
Amapá	Investments in ventures	30	**$247.2**	$—
Wabush	Investments in ventures	27	**5.8**	5.3
Cockatoo	Other current liabilities	50	**(9.9)**	(2.9)
Hibbing	Other liabilities	23	**(0.3)**	(9.9)
Other	Investments in ventures		**12.3**	1.7
			$255.1	$(5.8)

Revenue Recognition:

North American Iron Ore

Revenue is recognized on the sale of products when title to the product has transferred to the customer in accordance with the specified terms of each term supply agreement and all applicable criteria for revenue recognition have been satisfied. Generally, our North American Iron Ore term supply agreements provide that title and risk of loss pass to the customer when payment is received. This is a practice utilized to reduce our financial risk due to customer insolvency. This practice is not believed to be widely used throughout the balance of the industry.

The Company recognizes revenue based on the gross amount billed to a customer as it earned revenue from the sale of the goods or services. Revenue from product sales also includes reimbursement for freight charges paid on behalf of customers in *Freight and Venture Partners' Cost Reimbursements* separate from product revenue, in accordance with EITF 00-10, *Accounting for Shipping and Handling Fees and Costs.*

The mining ventures function as captive cost companies; they supply product only to their owners effectively on a cost basis. Accordingly, the minority interests' revenue amounts are stated at cost of production and are offset in entirety by an equal amount included in cost of goods sold resulting in no sales margin reflected in minority interest participants. As the Company is responsible for product fulfillment, it has the risks and rewards of a principal in the transaction and accordingly records revenue in this arrangement on a gross basis in accordance with EITF 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, in *Freight and Venture Partners' Cost Reimbursements*.

Following is a summary of reimbursements in our North American Iron Ore operations:

	(In Millions)		
	2007	2006	2005
Reimbursements for:			
Freight	**$ 78.3**	$ 70.4	$ 70.5
Venture partners' cost	**197.3**	182.2	156.8
Total reimbursements	**$275.6**	$252.6	$227.3

Under some term supply agreements, we ship the product to ports on the lower Great Lakes and/or to the customer's facilities prior to the transfer of title. Certain supply agreements with one customer include provisions for supplemental revenue or refunds based on the customer's annual steel pricing for the year the product is consumed in the customer's blast furnaces. We account for this provision as a derivative instrument at the time of sale and record this provision at fair value until the year the product is consumed and the amounts are settled as an adjustment to revenue.

We have long-term supply agreements with several North American Iron Ore customers which include take-or-pay provisions that require the customer to purchase a specified number of tons of iron ore pellets each calendar year. In order to comply with the take-or-pay provisions of their existing long-term supply agreements, two of our customers purchased and paid for approximately 1.5 million tons of iron ore pellets in stockpiles at the end of 2007. The customers requested via a fixed shipping schedule that the Company not ship the iron ore until the spring of 2008, when the Great Lakes waterways re-open for shipping. Revenue of $87 million was recorded in the fourth quarter of 2007 related to these transactions.

Where we are joint venture participants in the ownership of a mine, our contracts entitle us to receive royalties and/or management fees, which we earn as the pellets are produced. Revenue is recognized on the sale of services when the services are performed.

North American Coal

Revenue is recognized when title passes to the customer. For domestic coal sales, this generally occurs when coal is loaded into rail cars at the mine. For export coal sales, this generally occurs when coal is loaded into the vessel at the terminal. Revenue from product sales since the July 31, 2007 acquisition included reimbursement for freight charges of $2.3 million paid on behalf of customers.

Asia-Pacific Iron Ore

Portman's sales revenue is recognized at the F.O.B. point, which is generally when the product is loaded into the vessel.

Deferred Revenue: The terms of one of our North American Iron Ore pellet supply agreements require bi-monthly installments equaling 1/24th of the estimated total purchase value of the calendar-year nomination. Revenue from this supply agreement is recognized when title has transferred upon shipment of pellets. Installment amounts received in excess of sales totaled $14.6 million and were recorded as *Deferred revenue* on the December 31, 2007 Statements of Consolidated Financial Position.

Two of our customers purchased and paid for approximately 1.5 million tons of iron ore pellets in stockpiles in the fourth quarter of 2007. The customers requested the Company, under a fixed shipment schedule, to not ship the iron ore until the spring of 2008, when the Great Lakes waterways re-open for shipping. Freight revenue related to these transactions of $13.8 million was deferred on the December 31, 2007 Statements of Consolidated Financial Position until the product is delivered in 2008.

Two of our North American Iron Ore customers purchased and paid for a total of 1.2 million tons of pellets in December 2006 under terms of take-or-pay contracts. The inventory was stored at our facilities in upper lakes stockpiles. At the request of the customers, the ore was not shipped. We considered whether revenue should be recognized on these sales under the "bill and hold" guidance discussed in SEC Staff Accounting Bulletin No. 104 Topic No. 13, but because a fixed shipment schedule was not established prior to year-end, revenue recognition on these transactions, totaling $62.6 million, was deferred on the December 31, 2006 Statements of Consolidated Financial Position until the product was delivered in 2007.

Use of Estimates: The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Cash Equivalents: We consider investments in highly liquid debt instruments with an initial maturity of three months or less at the date of purchase to be cash equivalents.

Marketable Securities: We determine the appropriate classification of debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. We evaluate our investments in securities for impairment at each reporting period in accordance with SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities*. If a decline in fair value is judged other than temporary, the basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included as a realized loss. At December 31, 2007 and 2006, we had $74.6 million and $28.9 million, respectively, of marketable securities as follows:

	(In Millions)	
	2007	2006
Held to maturity — current	**$18.9**	$ —
Held to maturity — non-current	**25.8**	—
	44.7	—
Available for sale — non-current	**29.9**	28.9
Total	**$74.6**	$28.9

Marketable securities classified as "held-to-maturity" are stated at cost. The held-to-maturity investments are summarized as follows:

	(In Millions)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Asset backed securities	$23.1		$(1.4)	$21.7
Floating rate notes	21.6		(0.1)	21.5
Total	$44.7	$—	$(1.5)	$43.2

The held-to-maturity securities have maturities as follows:

	(In Millions)
Within 1 year	$18.9
1 to 5 years	25.8
	$44.7

Marketable securities classified as "available for sale," are stated at fair value, with unrealized holding gains and losses included in *Other comprehensive income*. The available-for-sale investments are summarized as follows:

	(In Millions)			
	December 31, 2007			
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses	
Equity securities	**$14.2**	**$15.7**	**$—**	**$29.9**

	(In Millions)			
	December 31, 2006			
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses	
Equity securities	$14.2	$14.7	$—	$28.9

We intend to hold our shares of equity securities indefinitely. See NOTE 14 — *FAIR VALUE OF FINANCIAL INSTRUMENTS* for further information.

Derivative Financial Instruments: Portman receives funds in United States currency for its iron ore sales. Portman uses forward exchange contracts, call options, collar options and convertible collar options, designated as cash flow hedges, to hedge its foreign currency exposure for a portion of its sales receipts denominated in United States currency. United States currency is converted to Australian dollars at the currency exchange rate in effect at the time of the transaction. The primary objective for the use of these instruments is to reduce the volatility of earnings due to changes in the Australian and United States currency exchange rates, and to protect against undue adverse movement in these exchange rates. The instruments are subject to formal documentation, intended to achieve qualifying hedge treatment, and are tested at inception and at each reporting period as to effectiveness. Portman's policy is to hedge no more than 90 percent of anticipated sales up to 12 months, no more than 75 percent of anticipated sales from 13 to 24 months and no more than 50 percent of anticipated sales from 25 to 36 months. In 2007, 2006 and 2005, $0.7 million, $2.7 million and $9.8 million, respectively, of pre-acquisition hedge contracts were settled and recognized as a reduction of revenues. Changes in fair value for highly effective hedges are recorded as a component of *Other comprehensive income*. Unrealized gains totaled $18.7 million and $4.5 million in 2007 and 2006, respectively. In 2007, 2006 and 2005, ineffectiveness resulting in a $17.0 million loss, $2.7 million gain and a $2.6 million loss, respectively, were charged to *Miscellaneous-net* on the Statements of Consolidated Operations. We estimate $14.4 million of cash flow hedge contracts will be settled due to the settling of revenue contracts and reclassified into earnings in the next 12 months.

At December 31, 2007, Portman had outstanding $362.5 million in the form of call options, collar options, convertible collars and forward exchange contracts with varying maturity dates ranging from January 2008 to November 2010, and a fair value adjustment based on the December 31, 2007 spot rate of $21.3 million. We had $15.7 million and $6.3 million of hedge contracts recorded as *Derivative assets* on the December 31, 2007 and 2006 Statements of Consolidated Financial Position, respectively, and $5.9 million and $3.6 million of hedge contracts recorded as long-term assets as *Deposits and miscellaneous* on the Statements of Consolidated Financial Position at December 31, 2007 and 2006, respectively.

Most of our North American Iron Ore long-term supply agreements are comprised of a base price with annual price adjustment factors. These price adjustment factors vary from agreement to agreement but typically include adjustments based upon changes in international pellet prices, changes in specified Producers Price Indices including those for all commodities, industrial commodities, energy and steel. The adjustments generally operate in the same manner, with each factor typically comprising a portion of the price adjustment, although the weighting of each factor varies from agreement to agreement. One of our term supply agreements contains price collars, which typically limit the percentage increase or decrease in prices for our iron ore pellets during any given year. In most cases, these adjustment factors have not been finalized at the time our product is sold; we routinely estimate these adjustment factors. The price adjustment factors have been evaluated to determine if they contain embedded derivatives. We evaluated the embedded derivatives in the supply agreements in accordance with the provisions of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. The price adjustment factors share the same economic characteristics and risks as the host contract and are integral to the host contract as inflation adjustments; accordingly they have not been separately valued as derivative instruments.

Certain iron ore supply agreements with one of our North American customers include provisions for supplemental revenue or refunds based on the customer's annual steel pricing for the year the product is consumed in the customer's blast furnace. The supplemental pricing is characterized as an embedded derivative and is required to be accounted for separately from the base contract price. The embedded derivative instrument, which is finalized based on a future price, is marked to fair value as a revenue adjustment each reporting period until the year the pellets are consumed and the amounts are settled. The amounts, totaling $98.3 million, $107.9 million, and $65.9 million, were recognized as *Product* revenues in the Statements of Consolidated Operations, in 2007, 2006 and 2005, respectively. Derivative assets, representing the fair value of pricing factors, were $53.8 million and $26.6 million on the December 31, 2007 and December 31, 2006 Statements of Consolidated Financial Position, respectively.

In the normal course of business, we enter into forward contracts designated as normal purchases, for the purchase of commodities, primarily natural gas and diesel fuel, which are used in our North American operations. Such contracts are in quantities expected to be delivered and used in the production process and are not intended for resale or speculative purposes.

Effective October 19, 2007, we entered into a $100 million fixed interest rate swap to convert a portion of our floating rate debt into fixed rate debt. Interest on borrowings under our credit facility is based on a floating rate, dependent in part on the LIBOR rate, exposing us to the effects of interest rate changes. The objective of the hedge is to eliminate the variability of cash flows in interest payments for forecasted floating rate debt, attributable to changes in benchmark LIBOR interest rates. The changes in the cash flows of the interest rate swap are expected to offset the changes in the cash flows (e.g., changes in the forecasted interest rate payments) attributable to fluctuations in benchmark LIBOR interest rates for forecasted floating rate debt.

To support hedge accounting, we designate floating-to-fixed interest rate swaps as cash flow hedges of the variability of future cash flows at the inception of the swap contract. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the fair value of the Company's outstanding hedges is recorded as an asset or liability on the consolidated balance sheet. Ineffectiveness is measured quarterly based on the "hypothetical derivative" method from Implementation Issue G7, *Measuring the Ineffectiveness of a Cash Flow Hedge of Interest Rate Risk under Paragraph 30(b) When the Shortcut Method Is Not Applied*. Accordingly, the calculation of ineffectiveness involves a comparison of the fair value of the interest rate swap and the fair value of a hypothetical swap, which has terms that are identical to the hedged item. To the extent the change in the mark-to-market on the hedge is equal to or less than the change in the mark-to-market on the hypothetical derivative, then the entire change is recorded in *Other Comprehensive Income*. If the change is greater, the ineffective portion will be recognized immediately in income. The amount charged to *Other comprehensive income* for 2007 was $0.9 million. Derivative liabilities, totaling $1.4 million, were recorded as *Other current liabilities* on the Statements of Consolidated Financial Position at December 31, 2007. There was no hedge ineffectiveness for interest rate swaps in 2007.

Inventories:

The following table is a summary of our *Inventory* on the Statements of Consolidated Financial Position at December 31, 2007 and 2006:

	(In Millions)					
	2007			2006		
	Finished Goods	Work-in Process	Total Inventory	Finished Goods	Work-in Process	Total Inventory
North American Iron Ore	**$114.3**	**$16.5**	**$130.8**	$129.5	$14.0	$143.5
North American Coal	**8.3**	**0.8**	**9.1**	—	—	—
Asia-Pacific Iron Ore	**30.2**	**71.8**	**102.0**	20.8	36.6	57.4
Total	**$152.8**	**$89.1**	**$241.9**	$150.3	$50.6	$200.9

North American Iron Ore

North American Iron Ore product inventories are stated at the lower of cost or market. Cost of iron ore inventories is determined using the LIFO method. The excess of current cost over LIFO cost of iron ore inventories was $58.4 million and $60.4 million at December 31, 2007 and 2006, respectively. During 2007 and 2005, the inventory balances declined resulting in liquidation of LIFO layers; the effect of the inventory reduction decreased *Cost of goods sold and operating expenses* by $0.1 million and $0.9 million, respectively. There was no liquidation of LIFO layers in 2006. We had approximately 0.8 million tons stored at ports on the lower Great Lakes to service customers at both December 31, 2007 and 2006, respectively. We maintain ownership of the inventories until title has transferred to the customer, usually when payment is made. Maintaining iron ore products at ports on the lower Great Lakes reduces risk of non-payment by customers, as we retain title to the product until payment is received from the customer. It also assists the customers by more closely relating the timing of the customer's payments for the product to the customer's consumption of the products and by providing a portion of the three-month supply of inventories of iron ore the customers require during the winter when product shipments are curtailed over the Great Lakes. We track the movement of the inventory and verify the quantities on hand.

North American Coal

At acquisition, the fair value of PinnOak's inventory was determined utilizing estimated selling price less costs to sell. Inventories are stated at the lower of cost or market. Cost of coal inventories includes labor, supplies and operating overhead and related costs and is calculated using the average production cost. We maintain ownership until coal is loaded into rail cars at the mine for domestic sales and until loaded in the vessels at the terminal for export sales.

Asia-Pacific Iron Ore

Asia-Pacific Iron Ore product inventories are stated at the lower of cost or market. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to the inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a weighted average basis. We maintain ownership of the inventories until title has transferred to the customer at the F.O.B. point, which is generally when the product is loaded into the vessel.

Iron Ore and Coal Reserves: We review iron ore and coal reserves based on current expectations of revenues and costs, which are subject to change. Iron ore and coal reserves include only proven and probable quantities which can be economically and legally mined and processed utilizing existing technology. Asset retirement obligations reflect remaining economic reserves.

Properties:

North American Iron Ore

North American Iron Ore properties are stated at cost. Depreciation of plant and equipment is computed principally by the straight-line method based on estimated useful lives, not to exceed the estimated economic iron ore reserves. Depreciation is provided over the following estimated useful lives:

Asset Class	Basis	Life
Buildings	Straight line	45 Years
Mining equipment	Straight line	10 to 20 Years
Processing equipment	Straight line	15 to 45 Years
Information technology	Straight line	2 to 7 Years

Depreciation is not curtailed when operations are temporarily idled.

North American Coal

North American Coal properties were valued under purchase accounting using the cost approach as the primary method for valuing the majority of the personal property. The cost approach recognizes that a prudent investor would not ordinarily pay more for an asset than the cost to reproduce or replace it new, using the same materials, construction standards, design, layout and quality of workmanship and embodying all the asset's deficiencies, super adequacies and obsolescence. Depreciation is provided over the estimated useful lives, not to exceed the mine lives and is calculated by the straight-line method. Depreciation is provided over the following estimated useful lives:

Asset Class	Basis	Life
Buildings	Straight line	30 Years
Mining equipment	Straight line	2 to 12 Years
Processing equipment	Straight line	2 to 10 Years
Information technology	Straight line	2 to 3 Years

Asia-Pacific Iron Ore

Our Asia-Pacific Iron Ore properties were valued under purchase accounting using the depreciated replacement cost approach as the primary valuation methodology. This method was utilized as it recognizes the value of specialized equipment and improvements as part of an ongoing business. When assessing the depreciated replacement cost of an asset, the expected remaining useful life was determined based on the shorter of the estimated remaining life of the asset and the life of the mine. Depreciation at Portman is calculated by the straight-line method or production output basis provided over the following estimated useful lives:

Asset Class	Basis	Life
Plant and equipment	Straight line	5 -13 Years
Plant and equipment and mine assets	Production output	12 Years
Motor vehicles, furniture & equipment	Straight line	3 - 5 Years

The following table indicates the value of each of the major classes of our consolidated depreciable assets as of December 31, 2007 and 2006:

	(In Millions) December 31, 2007	2006
Land rights and mineral rights	**$1,174.3**	$ 469.2
Office and information technology	**39.0**	34.9
Buildings	**57.3**	51.1
Mining equipment	**221.1**	101.0
Processing equipment	**244.0**	214.8
Railroad equipment	**103.3**	96.4
Electric power facilities	**54.1**	30.2
Port facilities	**76.6**	42.9
Interest capitalized during construction	**19.1**	19.0
Land improvements	**10.1**	10.0
Other	**32.7**	10.5
Construction in progress	**123.2**	27.3
	2,154.8	1,107.3
Allowance for depreciation and depletion	**(330.9)**	(222.4)
	$1,823.9	$ 884.9

Depreciation expense and amortization of capitalized interest were as follows:

	(In Millions) 2007	2006	2005
Depreciation	**$69.3**	$42.7	$32.7
Capitalized interest	**2.0**	2.0	2.0

The costs capitalized and classified as *Land rights and mineral rights* represent lands where we own the surface and/or mineral rights. The value of the land rights is split between surface only, surface and minerals, and minerals only.

Our North American Coal operation leases coal mining rights from a third party through lease agreements that extend through the earlier of July 1, 2023 or until all merchantable and mineable coal has been extracted. Our interest in coal reserves and resources was valued using a discounted cash flow method. Fair value was estimated based upon present value of the expected future cash flows from coal operations over the life of the mineral leases.

Our Asia-Pacific Iron Ore operation's interest in iron ore reserves and resources was valued using a discounted cash flow method. Fair value was estimated based upon the present value of the expected future cash flows from iron ore operations over the economic lives of the mines.

The net book value of the land rights and mineral rights is as follows:

	(In Millions) December 31, 2007	2006
Land rights	**$ 16.6**	$ 4.9
Mineral rights:		
Cost	**1,157.7**	464.3
Less depletion	**97.3**	52.1
Net mineral rights	**$1,060.4**	$412.2

Accumulated depletion relating to mineral rights, which was recorded using the unit-of-production method, is included in *Allowances for depreciation and depletion.*

Asset held for sale: We consider businesses to be held for sale when management approves and commits to a formal plan to actively market a business for sale. Upon designation as held for sale, the carrying value of assets of the business are recorded at the lower of their carrying value or their estimated fair value, less costs to sell. The Company ceases to record depreciation expense at that time.

Goodwill: Based on our final purchase price allocation for our Portman acquisition, we identified $8.4 million of excess purchase price over the fair value of assets acquired. At December 31, 2007 the amount of goodwill recorded on the Statements of Consolidated Financial Position related to Portman was $9.7 million. The increase is attributable to foreign exchange rate changes. Goodwill also includes $2.1 million related to our acquisition of Northshore in 1994.

As required by SFAS 142, *Goodwill and Other Intangible Assets*, goodwill related to Portman was allocated to the Asia-Pacific Iron Ore segment and goodwill related to Northshore was allocated to the North American Iron Ore segment. SFAS 142 requires us to compare the fair value of the reporting unit to its carrying value on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill.

We evaluate goodwill for impairment in the fourth quarter each year. In addition to the annual impairment test required under SFAS 142, we assessed whether events or circumstances occurred that potentially indicate that the carrying amount of these assets may not be recoverable. We concluded that there were no such events or changes in circumstances during 2007 and 2006, and determined that the fair value of reporting units was in excess of our carrying value as of December 31, 2007 and 2006. Consequently, no goodwill impairment charges were recorded in either year.

Preferred Stock: In January 2004, we issued 172,500 shares of redeemable cumulative convertible perpetual preferred stock, without par value, issued at $1,000 per share. The preferred stock pays quarterly cash dividends at a rate of 3.25 percent per annum and can be converted into our common shares at an adjusted rate of 66.1881 common shares per share of preferred stock. The preferred stock is classified as "temporary equity" reflecting certain provisions of the agreement that could, under remote circumstances, require us to redeem the preferred stock for cash. See NOTE 10 — *PREFERRED STOCK* for more information.

Asset Impairment: We monitor conditions that may affect the carrying value of our long-lived and intangible assets when events and circumstances indicate that the carrying value of the assets may be impaired. We determine impairment based on the asset's ability to generate cash flow greater than the carrying value of the asset, using an undiscounted probability-weighted analysis. If projected undiscounted cash flows are less than the carrying value of the asset, the asset is adjusted to its fair value.

Repairs and Maintenance: Repairs, maintenance and replacement of components are expensed as incurred. The cost of major power plant overhauls is deferred and amortized over the estimated useful life, which is the period until the next scheduled overhaul, generally five years. All other planned and unplanned repairs and maintenance costs are expensed when incurred.

Insurance Recoveries: Potential insurance recoveries can relate to property damage, business interruption (including profit recovery) and expenditures to mitigate loss. We account for insurance recoveries under the guidelines established by SFAS 5, *Accounting for Contingencies* and EITF 01-10, *Accounting for the Impact of the Terrorist Attacks of September 11, 2001,* which indicate that the proceeds from property damage insurance claims are to be recognized only when realization of the claim is probable and only to the extent of loss recoveries. Insurance recoveries that result in a gain, and proceeds from business interruption insurance are recognized when realized in *Casualty recoveries* in the Statements of Consolidated Operations.

Pensions and Other Postretirement Benefits: We offer defined benefit pension plans, defined contribution pension plans and other postretirement benefit plans, primarily consisting of retiree healthcare benefits, to most employees in North America as part of a total compensation and benefits program. This includes employees of PinnOak, who became employees of Cliffs through the July 2007 acquisition. We do not have employee retirement benefit obligations at our Asia-Pacific Iron Ore operations.

Under the provisions of SFAS 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R),* (effective December 31, 2006), we recognized the funded status of our postretirement benefit obligations on our December 31, 2007 Statement of Consolidated Financial Position based on the market value of plan assets and the actuarial present value of our retirement obligations on that date. On a plan-by-plan basis, we determine if the plan assets exceed the benefit obligations or vice-versa. If the plan assets exceed the retirement obligations, the amount of the surplus is recorded as an asset; if the retirement obligations exceed the plan assets, the amount of the underfunded obligations are recorded as a liability. Year-end balance sheet adjustments to postretirement assets and obligations are charged to other comprehensive income.

The market value of plan assets is measured at the year-end balance sheet date. The PBO is determined based upon an actuarial estimate of the present value of pension benefits to be paid to current employees and retirees. The APBO represents an actuarial estimate of the present value of OPEB benefits to be paid to current employees and retirees.

The actuarial estimates of the PBO and APBO retirement obligations incorporate various assumptions including the discount rates, the rates of increases in compensation, healthcare cost trend rates, mortality, retirement timing and employee turnover. The discount rate is determined based on the prevailing year-end rates for high-grade corporate bonds with a duration matching the expected cash flow timing of the benefit payments from the various plans. The remaining assumptions are based on our estimate of future events incorporating historical trends and future expectations.

The amount of net periodic cost that is recorded in the Consolidated Statements of Operations consists of several components including service cost, interest cost, expected return on plan assets, and amortization of previously unrecognized amounts. Service cost represents the value of the benefits earned in the current year by the participants. Interest cost represents the cost associated with the passage of time. In addition, the net periodic cost is affected by the anticipated income from the return on invested assets, as well as the income or expense resulting from the recognition of previously deferred items. Certain items, such as plan amendments, gains and/or losses resulting from differences between actual and assumed results for demographic and economic factors affecting the obligations and assets of the plans, and changes in plan assumptions are subject to deferred recognition for income and expense purposes. The expected return on plan assets is determined utilizing the weighted average of expected returns for plan asset investments in various asset categories based on historical performance, adjusted for current trends. See NOTE 8 — RETIREMENT RELATED BENEFITS — for further information.

Income Taxes: Income taxes are based on income for financial reporting purposes and reflect a current tax liability for the estimated taxes payable for all open tax years and changes in deferred taxes. In evaluating any exposures associated with our various tax filing positions, we record liabilities for exposures where a position taken has not met a more-likely-than-not threshold. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more-likely-than-not that the asset will not be realized.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The effects of applying this Interpretation resulted in a decrease of $7.7 million to retained earnings as of January 1, 2007. At December 31, 2007, we had $15.2 million of unrecognized tax benefits recorded in *Other liabilities* on the Statements of Consolidated Financial Position, of which $15.2 million, if recognized, would impact the effective tax rate. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2007, we had $11.0 million of accrued interest relating to unrecognized tax benefits. See NOTE 9 — *INCOME TAXES.*

Environmental Remediation Costs: We have a formal policy for environmental protection and restoration. Our mining and exploration activities are subject to various laws and regulations governing protection of the environment. We conduct our operations to protect the public health and environment and believe our operations are in compliance with applicable laws and regulations in all material respects. Our environmental liabilities, including obligations for known environmental remediation exposures at active and closed mining operations and other sites, have been recognized based on the estimated cost of investigation and remediation at each site. If the cost can only be estimated as a range of possible amounts with no specific amount being most likely, the minimum of the range is accrued in accordance with SFAS 5. Future expenditures are not discounted unless the amount and timing of the cash disbursements are readily known. Additional environmental obligations could be incurred, the extent of which cannot be assessed. Potential insurance recoveries have not been reflected in the determination of the liabilities. See NOTE 5 — *ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS.*

Share-Based Compensation: Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, *Share-Based Payment* using the modified prospective transition method. Because we elected to use the modified prospective transition method, results for prior periods have not been restated. Under this transition method, share-based compensation expense for 2006 included compensation expense for all share-based compensation awards granted prior to January 1, 2006 based on the grant date estimated fair value, which are being amortized on a straight-line basis over the remaining service periods of the awards.

Effective January 1, 2006, we made a one-time election to adopt the transition method described in FSP No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This election resulted in the reclassification of excess tax benefits as presented in the Statements of Consolidated Cash Flows, from operating activities to financing activities.

Prior to the adoption of SFAS 123R, we recognized share-based compensation expense in accordance with SFAS 123, *Accounting for Stock-Based Compensation.* As prescribed in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* (SFAS 148), we elected to use the prospective method. The prospective method required expense to be recognized for all awards granted, modified or settled beginning in the year of adoption. In accordance with SFAS 123 and SFAS 148, we provided pro forma net income or loss and net income or loss per share disclosures for each period as if we had applied the fair value recognition provisions to all awards unvested in each period.

In March 2005, the SEC issued SAB 107, which provided supplemental implementation guidance for SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R. See NOTE 11 — *STOCK PLANS* for information on the impact of our adoption of SFAS 123R and the assumptions we used to calculate the fair value of share-based compensation.

Capitalized Stripping Costs: Stripping costs during the development of a mine (before production begins) are capitalized as a part of the depreciable cost of building, developing and constructing a mine. These capitalized costs are amortized over the productive life of the mine using the units of production method. The productive phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. The production phase does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for purposes of obtaining access to an ore body. The stripping costs incurred in the production phase of a mine are variable production costs included in the costs of the inventory produced (extracted) during the period that the stripping costs are incurred.

Stripping costs related to an expansion of a mining asset of proven and probable reserves are variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Stripping costs related to an expansion of a mining asset beyond the value attributable to proven and probable reserves are capitalized as part of the expansion and amortized over the productive life of the mine using the units of production method.

Earnings Per Share: We present both basic and diluted EPS amounts. Basic EPS are calculated by dividing income applicable to common shares by the weighted average number of common shares outstanding during the period presented. Diluted EPS are calculated by dividing net income by the weighted average number of common shares, common share equivalents and convertible preferred stock outstanding during the period, utilizing the treasury share method for employee stock plans. Common share equivalents are excluded from EPS computations in the periods in which they have an anti-dilutive effect. See NOTE 15 — *EARNINGS PER SHARE.*

New Accounting Standards:

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are evaluating the impact of this Statement on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (revised 2007), *Business Combinations*. This Statement establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. SFAS 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

In December 2007, the EITF ratified Issue No. 07-1, *Accounting for Collaborative Arrangements*, (EITF 07-1). The Issue defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. The ratification of EITF is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We are evaluating the impact of this Issue on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted. We do not expect adoption of this Statement to have a material impact on our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, *Accounting for Fair Value Measurements.* SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The FASB provided a one-year deferral for the implementation of SFAS 157 for other non-financial assets and liabilities. We do not expect adoption of this Statement to have a material impact on our consolidated financial statements.

On March 17, 2005, the EITF reached consensus on Issue No. 04-6, *Accounting for Stripping Costs Incurred during Production in the Mining Industry*, (EITF 04-6). The consensus clarified that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory. The consensus, which was effective for reporting periods beginning after December 15, 2005, permitted early adoption. At its June 29, 2005 meeting, FASB ratified a modification to EITF 04-6 to clarify that the term "inventory produced" means "inventory extracted." We elected to adopt EITF 04-6 in 2005. As a result, we recorded an after-tax cumulative effect adjustment of $5.2 million or $.09 per diluted share, and increased product inventory by $8.0 million effective January 1, 2005.

NOTE 2 — ACQUISITIONS & OTHER INVESTMENTS

PinnOak

On July 31, 2007, we completed our acquisition of 100 percent of PinnOak, a privately-owned United States producer of high-quality, low-volatile metallurgical coal. The acquisition furthers our growth strategy and expands our diversification of products for the integrated steel industry. The purchase price of PinnOak and its subsidiary operating companies was $450 million in cash, of which $108.4 million is deferred until December 31, 2009, plus the assumption of approximately $160 million in debt, which was repaid at closing. The deferred payment was discounted using a six percent credit-adjusted risk free rate and was recorded as $93.7 million of *Deferred payment* on the Statements of Consolidated Financial Position as of July 31, 2007. The purchase agreement also includes a contingent earn-out, which ranges from $0 to approximately $300 million dependent upon PinnOak's performance in 2008 and 2009. The earn-out, if any, would be payable in 2010 and treated as additional purchase price. The assets acquired consist primarily of coal mining rights and mining equipment and are included in our North American Coal segment.

A portion of the purchase price for the acquisition was financed through both our Credit Agreement, dated June 23, 2006 and the subsequent Credit Agreement dated July 26, 2007. See NOTE 4 — DEBT AND CREDIT FACILITY for further information.

PinnOak's operations include two complexes comprising three underground mines — the Pinnacle and Green Ridge mines in southern West Virginia and the Oak Grove mine near Birmingham, Alabama. Combined, the mines have rated capacity to produce 6.5 million tons of premium-quality metallurgical coal annually.

The Statements of Consolidated Financial Position of the Company as of December 31, 2007 reflect the acquisition of PinnOak, effective July 31, 2007, under the purchase method of accounting. The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based upon their estimated fair values at the date of the acquisition. The preliminary allocation resulted in an excess of fair value of acquired net assets over cost. As the acquisition involved a contingent earn-out, a liability has been recorded totaling $99.5 million, representing the lesser of the maximum amount of contingent consideration or the excess prior to the pro rata allocation of purchase price. The estimated purchase price allocation is preliminary and is subject to revision. Additional valuation work is being conducted on mineral rights, liability for black lung, property, plant and equipment and real estate values. A valuation of the assets acquired and liabilities assumed is being conducted and the final allocation will be made when completed. The following represents the preliminary allocation and revisions of the aggregate purchase price as of July 31, 2007:

	(In Millions)		
	Revised Allocation	Initial Allocation	Change
ASSETS			
Current assets	$ 76.0	$ 77.2	$ (1.2)
Property, plant and equipment	149.5	133.0	16.5
Mineral rights	607.7	619.9	(12.2)
Asset held for sale	14.0	—	14.0
Other assets	3.6	3.6	—
Total assets	$850.8	$833.7	$ 17.1
LIABILITIES			
Current liabilities	$ 63.2	$ 61.3	$ 1.9
Long-term liabilities	186.4	171.2	15.2
Total liabilities	249.6	232.5	17.1
Purchase price	$601.2	$601.2	$ 0.0

The adjustment since our initial allocation reduced coal inventory by $1.1 million to reflect inventory survey adjustments, increased property, plant and equipment by $16.5 million and reduced mineral rights by $12.2 million to reflect market-based valuation adjustments. The asset held for sale represents the estimated fair value less cost to sell of the Beard-Pinnacle business, a pond fines recovery operation. The sale was completed on February 15, 2008. The increase in current liabilities reflects additional accruals for non-income taxes. The increase in long-term liabilities represents an increase in deferred tax liabilities resulting from further assessment of the purchase price for tax purposes.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2007 and December 31, 2006, as if the PinnOak acquisition had been completed as of the beginning of each period presented. The pro forma information gives effect to actual operating results prior to the acquisition. Adjustments made to cost of goods sold for depletion, inventory effects and depreciation for mining equipment, reflecting the preliminary allocation of purchase price to coal mining reserves, inventory and plant and equipment, interest expense and income taxes related to the acquisition, are reflected in the pro forma information. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future.

	(In Millions, Except per Common Share)	
	2007	2006
Total revenues	**$2,428.7**	$2,176.5
Income before cumulative effect of accounting change	**252.2**	245.9
Net income	**$ 252.2**	$ 245.9
Earnings per common share—Basic	**$ 5.95**	$ 5.71
Earnings per common share—Diluted	**$ 4.80**	$ 4.57

Amapá

On March 5, 2007, we acquired a 30 percent interest in the Amapá Project, a Brazilian iron ore project, through the acquisition of 100 percent of the shares of Centennial Amapá for approximately $133 million. The remaining 70 percent of the Amapá Project is currently owned by MMX, which is managing the construction and operations of the Amapá Project while we are supplying supplemental technical support.

The Amapá Project consists of a significant iron ore deposit, a 192-kilometer railway connecting the mine location to an existing port facility and 71 hectares of real estate on the banks of the Amazon River, reserved for a loading terminal. The Amapá Project began production of sinter fines in late-December 2007. It is expected that completion of construction of the concentrator and ramp up of production will occur in 2008. Once fully operational, production is targeted at 6.5 million tonnes of fines products annually.

In January 2008, Anglo American plc entered into a period of exclusive discussions with the controlling shareholder of MMX to purchase controlling interest in 51 percent interest in the Minos-Rio iron ore project and its 70 percent interest in the Amapá Project. The proposed transaction is subject to a number of terms and conditions, including MMX board and regulatory approvals and the negotiation of definitive transaction documents. In addition, MMX will be required to obtain security holder approval for the completion of the transaction.

Total project funding requirements are estimated to be between $550 million and $650 million (Company share $165 million to $195 million), including approximately $415 million to $490 million (Company share $125 million to $147 million) to be funded with project debt, and approximately $135 million to $160 million (Company share $40 million to $48 million) to be funded with equity contributions. As of December 31, 2007, Amapá had debt outstanding of approximately $419 million, with approximately $83 million representing loans from MMX. These loans will be converted to permanent financing under existing third party credit facilities during 2008. We are committed to funding 30 percent of the equity contributions and have guaranteed 30 percent of the third party project level debt until the project meets certain performance criteria. As of December 31, 2007, approximately $101 million of project debt was guaranteed by Cliffs. Capital contributions through December 31, 2007 have totaled approximately $89 million (Company share $26.7 million). Amapá was in compliance with its debt covenant requirements at December 31, 2007.

Sonoma

On April 18, 2007, we executed agreements to participate in Sonoma, a coking and thermal coal project located in Queensland, Australia. As of December 31, 2007, we invested $120.1 million to acquire and develop mining tenements and related infrastructure including the construction of a washplant, which will produce coal to meet the growing global demand. Our total investment in Sonoma is estimated to be $127.7 million. Immediately preceding Cliffs' investment in the Sonoma Project, QCoal owned exploration permits and applications for mining leases for the real estate that is involved in the Sonoma Project ("Mining Assets"); however, development of the Mining Assets requires significant infrastructure including the construction of a rail loop and related equipment ("Non-Mining Assets") and a facility that prepares the extracted coal for sale (the "Washplant"). Pursuant to a combination of interrelated agreements creating a structure whereby we own 100 percent of the Washplant, 8.33 percent of the Mining Assets and 45 percent of the Non-Mining Assets of Sonoma, we obtained a 45 percent economic interest in the collective operations of Sonoma. The following substantive legal entities exist within the Sonoma structure:

- CAC, a wholly owned Cliffs subsidiary, is the conduit for Cliffs' investment in Sonoma.
- CAWO, a wholly owned subsidiary of CAC, owns the Washplant and receives 40 percent of Sonoma coal production in exchange for providing coal washing services to the remaining Sonoma participants.
- SMM is the appointed operator of the mine assets, non-mine assets, and the Washplant. We own a 45 percent interest in SMM.

- Sonoma Sales, a wholly owned subsidiary of QCoal, is the sales agent for the participants of the coal extracted and processed in the Sonoma Project.

The objective of Sonoma is to mine and process coking and thermal coal for the benefit of the participants.

Pursuant to the terms of the agreements that comprise the Sonoma Project, Cliffs through CAC:

- Paid $34.9 million of the total estimated cost of $37.6 million for an 8.33 percent undivided interest in the Mining Assets and a 45 percent undivided interest in the Non-Mining Assets and other expenditures, and
- Paid $85.2 million of the total estimated cost of $90.1 million to construct the Washplant for a total investment of approximately $127.7 million.

While the individual components of our investment are disproportionate to the overall economics of the investment, the total investment is the same as if we had acquired a 45 percent interest in the Mining Assets and had committed to funding 45 percent of the cost of developing the Non-Mining Assets and the Washplant.

The Washplant is currently undergoing commissioning and the extraction of coal from the Sonoma Project began in December 2007.

These legal entities were evaluated for consolidation under FIN 46R:

CAWO — CAC owns 100 percent of the legal equity in CAWO; however, CAC is limited in its ability to make significant decisions about CAWO because the significant decisions are made by, or subject to approval of, the Operating Committee of the Sonoma Project, of which CAC is only entitled to 45 percent of the vote. As a result, we determined that CAWO is a VIE and that CAC should consolidate CAWO as the primary beneficiary because it absorbs greater than 50 percent of the residual returns and expected losses.

Sonoma Sales — Cliffs, including its related parties, does not have voting rights with respect to Sonoma Sales and is not party to any contracts that represent significant variable interests in Sonoma Sales. Therefore, even if Sonoma Sales were a variable interest entity, we determined that we are not the primary beneficiary and therefore would not consolidate Sonoma Sales.

SMM — SMM does not have sufficient equity at risk and is therefore a VIE under FIN 46R. Cliffs, through CAC, has a 45 percent voting interest in SMM and a contractual requirement to reimburse SMM for 45 percent of the costs that it incurs in connection with managing the Sonoma Project. However, Cliffs, including its related parties, does not have any contracts that would cause it to absorb greater than 50 percent of SMM's expected losses and therefore is not considered to be the primary beneficiary of SMM. Thus, we account for our investment in SMM in accordance with the equity method rather than consolidate the entity. The effect of SMM on our financial statements is expected to be minimal since we paid a nominal amount for our interest in SMM and it is not expected to have net income.

Mining and Non-Mining Assets — Since we have an undivided interest in these assets and Sonoma is in an extractive industry, we have pro rata consolidated our share of these assets and costs in accordance with EITF 00-1.

Mining operations reached a milestone in December 2007, when the first coal was extracted from the mine. The Washplant is currently undergoing commissioning and is expected to be fully operational by the end of the first quarter of 2008. Severe flooding at the mine in mid-February 2008 has caused a delay in previously scheduled shipments. Incorporating the effects of the flooding, we expect total production of two million tonnes for 2008 and three to four million tonnes annually in 2009 and beyond. Production will include a equal mix of hard coking coal and thermal coal.

We have entered into arrangements with providers of credit facilities to guarantee our 45 percent share of certain Sonoma performance requirements relating to environmental compliance and take-or-pay provisions of port and rail contracts. At December 31, 2007, our 45 percent of such guarantees amounted to $9.5 million.

NOTE 3 — RELATED PARTIES

We co-own five of our six North American iron ore mines with various joint venture partners that are integrated steel producers or their subsidiaries. We are the manager of each of the mines we co-own and rely on our joint venture partners to make their required capital contributions and to pay for their share of the iron ore pellets we produce. The joint venture partners are also our customers.

The following is a summary of the mine ownership of these five North American iron ore mines:

	Percent ownership			
Mine	Cleveland-Cliffs Inc	ArcelorMittal	U.S. Steel Canada	Laiwu
Empire	79.0	21.0	—	—
Tilden	85.0	—	15.0	—
Hibbing	23.0	62.3	14.7	—
United Taconite	70.0	—	—	30.0
Wabush	26.8	28.6	44.6	—

ArcelorMittal has a unilateral right to put its interest in the Empire mine to us at the end of 2007. This right has not been exercised.

On June 6, 2007, Consolidated Thompson Iron Mines Ltd. made a conditional offer to acquire the 71.4 percent of Wabush owned directly or indirectly by the Company (26.8 percent) and U.S. Steel Canada (44.6 percent) for cash plus warrants for the purchase of CLM common shares and the assumption by CLM of employee and asset retirement obligations. The offer was non-binding upon the Company and U.S. Steel Canada except for the grant to CLM of limited exclusivity and was conditional upon various matters including the negotiation and finalization of the definitive agreement and the Dofasco right of first refusal referred to below.

As part of the transaction, if completed, we would enter into an agreement whereby CLM would sell a pro rata share to us annually from 4.8 million tons of expected annual Wabush production from the date of the closing through December 31, 2009.

Dofasco, a subsidiary of ArcelorMittal, holds the remaining 28.6 percent of Wabush. The notification to Dofasco of the conditional acceptance of CLM's offer by the Company and U.S. Steel Canada on June 8, 2007, triggered a 90-day right of first refusal option by Dofasco under terms of the joint venture agreement.

On August 30, 2007, Dofasco provided notice to the Company and U.S. Steel Canada that it was exercising its right of first refusal to purchase the Company's and U.S. Steel Canada's interest in the Wabush Mines Joint Venture. Negotiations have not been finalized and it is possible that the transaction may not be consummated.

Product revenues to related parties were as follows:

	(In Millions)		
	2007	2006	2005
Product revenues to related parties	**$ 754.3**	$ 649.2	$ 704.0
Total product revenues	**1,997.3**	1,669.1	1,512.2
Related party product revenue as a percent of total product revenue	**37.8%**	38.9%	46.6%

Accounts receivable from related parties were $11.1 million and $2.7 million at December 31, 2007 and 2006, respectively.

In 2002, we entered into an agreement with Ispat that restructured the ownership of the Empire mine and increased our ownership from 46.7 percent to 79 percent in exchange for assumption of all mine liabilities. Under the terms of the agreement, we indemnified Ispat from obligations of Empire in exchange for certain future payments to Empire and to us by Ispat of $120.0 million, recorded at a present value of $49.4 million at

December 31, 2007 ($54.9 million at December 31, 2006) with $37.4 million classified as *Long-term receivable* with the balance current, over the 12-year life of the supply agreement.

Supply agreements with one of our customers include provisions for supplemental revenue or refunds based on the customer's annual steel pricing for the year the product is consumed in the customer's blast furnace. The supplemental pricing is characterized as an embedded derivative. See *Derivative Financial Instruments* in NOTE 1 for further information.

NOTE 4 — SEGMENT REPORTING

As a result of the PinnOak acquisition, our operating segments have changed. Our company is organized and managed according to product category and geographic location: North American Iron Ore, North American Coal, Asia-Pacific Iron Ore, Asia-Pacific Coal and Latin American Iron Ore. The North American Iron Ore segment is comprised of our interests in six North American mines which provide iron ore to the integrated steel industry. The North American Coal segment, comprised of PinnOak, which was acquired on July 31, 2007, provides metallurgical coal to the integrated steel industry. The Asia-Pacific Iron Ore segment, comprised of our interests in Portman is located in Western Australia and provides iron ore to steel producers in China and Japan. There are no intersegment revenues.

The Asia-Pacific Coal operating segment is comprised of our 45 percent economic interest in the Sonoma Coal Project in Queensland, Australia, which is in the development stage. The Latin American Iron Ore operating segment is comprised of our 30 percent Amapá interest in Brazil, which is also in the development stage. As a result, the Asia-Pacific Coal and Latin American Iron Ore operating segments do not meet reportable segment disclosure requirements and therefore are not separately reported.

In the past, we have evaluated segment results based on segment operating income. As a result of the PinnOak acquisition and our focus on reducing production costs, we now evaluate segment performance based on sales margin, defined as revenues less cost of goods sold identifiable to each segment. This measure of operating performance is an effective measurement as we continue to focus on reducing production costs throughout the Company.

The following table presents a summary of our reportable segments for 2007, 2006 and 2005. A reconciliation of segment sales margin to income from continuing operations before income taxes, minority interest and equity loss from ventures is as follows:

	(In Millions)					
	2007		2006		2005	
Revenues from product sales and services:						
North American Iron Ore	**$1,745.4**	**76.7%**	$1,560.7	81.2%	$1,535.0	88.2%
North American Coal	**85.2**	**3.8**	—	0.0	—	0.0
Asia-Pacific Iron Ore	**444.6**	**19.5**	361.0	18.8	204.5	11.8
Total revenues from product sales and services for reportable segments	**$2,275.2**	**100.0%**	$1,921.7	100.0%	$1,739.5	100.0%
Sales margin:						
North American Iron Ore	**$ 397.9**		$ 327.4		$ 358.6	
North American Coal	**(31.7)**		—		—	
Asia-Pacific Iron Ore	**95.8**		86.6		30.4	
Sales margin	**462.0**		414.0		389.0	
Other operating income (expense)	**(80.4)**		(48.3)		(32.5)	
Other income (expense)	**(0.9)**		22.1		11.6	
Income from continuing operations before income taxes, minority interest and equity loss from ventures	**$ 380.7**		$ 387.8		$ 368.1	
Depreciation, depletion and amortization:						
North American Iron Ore	**$ 40.7**		$ 33.0		$ 29.3	
North American Coal	**17.9**		—		—	
Asia-Pacific Iron Ore	**48.6**		40.9		13.5	
Total depreciation, depletion and amortization	**$ 107.2**		$ 73.9		$ 42.8	
Capital additions:						
North American Iron Ore	**$ 64.4**		$ 80.6		$ 63.9	
North American Coal	**11.1**		—		—	
Asia-Pacific Iron Ore	**39.3**		31.9		45.9	
Other	**120.3**		—		—	
Total capital additions	**$ 235.1**		$ 112.5		$ 109.8	
Assets:						
North American Iron Ore	**$ 968.9**		$1,154.0		$1,079.6	
North American Coal	**773.2**		—		—	
Asia-Pacific Iron Ore	**1,083.8**		785.7		667.1	
Other	**249.9**		—		—	
Total assets	**$3,075.8**		$1,939.7		$1,746.7	

Included in the consolidated financial statements are the following amounts relating to geographic locations:

	(In Millions)		
	2007	2006	2005
Revenue (1)			
United States	**$1,282.7**	$1,109.2	$1,007.6
China	**419.9**	367.4	232.6
Canada	**384.9**	379.7	454.1
Japan	**135.7**	74.4	54.9
Other countries	**66.5**	2.7	3.4
Total revenue	**$2,289.7**	$1,933.4	$1,752.6
Long-lived assets			
Australia	**$ 691.6**	$ 522.5	
United States	**1,132.3**	362.4	
Total long-lived assets	**$1,823.9**	$ 884.9	

(1) Revenue is attributed to countries based on the location of the customer and includes both *Product sales and services* and *Royalties and management fees.*

NOTE 5 — ENVIRONMENTAL AND MINE CLOSURE OBLIGATIONS

We had environmental and mine closure liabilities of $130.8 million and $103.9 million at December 31, 2007 and 2006, respectively. Payments in 2007 and 2006 were $9.2 million and $15.6 million, respectively. The obligations at December 31, 2007 and 2006 include:

	(In Millions)	
	2007	2006
Environmental	**$ 12.3**	$ 13.0
Mine closure		
North American Iron Ore operating mines	**61.8**	54.7
LTVSMC	**22.5**	28.2
North American Coal	**20.4**	—
Asia-Pacific Iron Ore	**9.5**	8.0
Asia-Pacific Coal	**4.3**	—
Total mine closure	**118.5**	90.9
Total environmental and mine closure obligations	**130.8**	103.9
Less current portion	**7.6**	8.8
Long-term environmental and mine closure obligations	**$123.2**	$ 95.1

Environmental

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. We conduct our operations to protect the public health and environment and believe our operations are in compliance with applicable laws and regulations in all material respects. Our environmental liabilities of $12.3 million and $13.0 million at December 31, 2007 and 2006 respectively, including obligations for known environmental remediation exposures at active and closed mining operations and other sites, have been recognized based on the estimated cost of investigation and remediation at each site. If the cost can only be estimated as a range of possible amounts with no specific amount being most likely, the minimum of the range is accrued in accordance with SFAS 5. Future expenditures are not discounted unless the amount and timing of the cash disbursements are readily known. Potential insurance recoveries have not been reflected. Additional environmental obligations could be incurred, the extent of which cannot be assessed.

The environmental liability includes our obligations related to four sites that are independent of our iron mining operations, two former iron ore-related sites, two leased land sites where we are lessor and miscellaneous remediation obligations at our operating units. Three of these sites are Federal and State sites where we are named as a PRP: the Rio Tinto mine site in Nevada and the Kipling and Deer Lake sites in Michigan.

Milwaukee Solvay Site

In September 2002, we received a draft of a proposed Administrative Order by Consent from the EPA, for clean-up and reimbursement of costs associated with the Milwaukee Solvay coke plant site in Milwaukee, Wisconsin. The plant was operated from 1973 to 1983 by a company we acquired in 1986. In January 2003, we completed the sale of the plant site and property to a third party. Following this sale, we entered into an Administrative Order by Consent ("Solvay Consent Order") with the EPA, the new owner and another third party who had operated on the site. In connection with this order, the new owner agreed to take responsibility for the removal action and agreed to indemnify us for all costs and expenses in connection with the removal action. In the third quarter of 2003, the new owner, after completing a portion of the removal, experienced financial difficulties. In an effort to continue progress on the removal action, we expended $0.9 million in the second half of 2003, $2.1 million in 2004 and $0.4 million in 2005 secured by a mortgage on the property. In September 2005, we received a notice of completion from the EPA documenting that all work had been fully performed in accordance with the order.

In August 2004, we received a Request for Information regarding the investigation of additional contamination below the ground surface at the site. The Request for Information was also sent to 13 other PRPs. In July 2005, we received a General Notice Letter from the EPA notifying us that the agency believes we may be liable and requesting that we, along with other PRPs, voluntarily perform clean-up activities at the site. We have responded, indicating that there had been no communications with other PRPs but that we were willing to begin the negotiation process with the EPA and other interested parties regarding a possible Consent Order. Subsequently, in July 2005, the EPA submitted to us a proposed Consent Order and informed us that three other PRPs had also expressed interest in negotiating a possible Consent Order.

At this time, the nature and extent of the contamination, the required remediation, the total cost of the clean-up and the cost sharing responsibilities of the PRPs cannot be determined, although the EPA indicated that it incurred $0.5 million in past response costs, which it will seek to recover from us and the other PRPs. As a result, we increased our environmental reserve for Milwaukee Solvay by $0.5 million in 2005.

In August 2006, we sold our mortgage on the site to East Greenfield. East Greenfield acquired the mortgage for the assumption of all environmental obligations and a cash payment of $2.25 million. In addition, East Greenfield deposited $4.5 million into an escrow account to fund any remaining environmental clean-up activities and to purchase insurance coverage with a $5 million limit. In the third quarter of 2006, we reduced our environmental reserve related to this site by $2.7 million to reflect our reduced liability. Subsequently, in December 2006, the Company and five other PRPs entered an Administrative Settlement Agreement and AOC with the EPA to conduct a Remedial Investigation/Feasibility Study and to reimburse certain response costs incurred by EPA. In January 2007, the PRP Group, including Cliffs, entered into an AOC to conduct a Remedial Investigation/Feasibility Study for the site, to include surface, subsurface and sediment sampling. The PRP Group has retained a consultant to conduct the site investigation. Following a series of meetings with EPA and Wisconsin Department of Natural Resources, a work plan for the Remedial Investigation/Feasibility Study was drafted and submitted to the EPA. Comments on the draft were received in December with a final plan targeted for February 2008.

The Rio Tinto Mine Site

The Rio Tinto Mine Site is a historic underground copper mine located near Mountain City, Nevada, where tailings were placed in Mill Creek, a tributary to the Owyhee River. Site investigation and remediation work is being conducted in accordance with a Consent Order between the NDEP and the RTWG composed of Cliffs, Atlantic Richfield Company, Teck Cominco American Incorporated, and E. I. du Pont de Nemours and Company. The Consent Order provides for technical review by the U.S. Department of the Interior Bureau of Indian Affairs, the U.S. Fish & Wildlife Service, U.S. Department of Agriculture Forest Service, the NDEP and the Shoshone-Paiute Tribes of the Duck Valley Reservation (collectively, "Rio Tinto Trustees"). The Consent Order is currently projected to continue with the objective of supporting the selection of the final remedy for the site. Costs are shared pursuant to the terms of a Participation Agreement between the parties of the RTWG, who have reserved the right to renegotiate any future participation or cost sharing following the completion of the Consent Order.

The Rio Tinto Trustees have made available for public comment their plans for the assessment of NRD. The RTWG commented on the plans and also are in discussions with the Rio Tinto Trustees informally about those plans. The notice of plan availability is a step in the damage assessment process. The studies presented in the plan may lead to a NRD claim under CERCLA. There is no monetized NRD claim at this time.

During 2006, the focus of the RTWG was on development of alternatives for remediation of the mine site. A draft of an alternatives study was reviewed with NDEP, the EPA and the Rio Tinto Trustees and as of December 31, 2006, the alternatives have essentially been reduced to two: (1) tailings stabilization and long-term water treatment; and (2) removal of the tailings. The estimated costs range from approximately $10 million to $27 million. In recognition of the potential for an NRD claim, the parties are actively pursuing a global settlement, that would include the EPA and encompass both the remedial action and the NRD issues. We increased our reserve by $4.1 million in the third quarter of 2006 to reflect our estimated costs for completing the work under the existing Consent Order and our share of the eventual remediation costs based on a consideration of the various remedial measures and related cost estimates, which are currently under review. The expense was included in *Selling, general and administrative* in the Statements of Consolidated Operations.

During 2007 a number of meetings were held with the NDEP, the EPA, and the Rio Tinto Trustees (collectively, "RTAG") regarding the remedial alternatives. Following a number of studies undertaken to evaluate the feasibility of a modified alternative for removal of the tailings, it was suggested that this could be the basis for a "global settlement", incorporating both site remediation and potential NRD claims. During the fourth quarter of 2007, initial positions for a global settlement were exchanged between RTWG and RTAG. A mediation of cost allocation among the RTWG parties has been scheduled for the second quarter of 2008.

Kipling Furnace Site

In November 1991, the MDEQ notified us that it believed we were liable for contamination at the Kipling Furnace site in Kipling, Michigan and requested that we voluntarily undertake actions to remediate the site. We owned and operated a portion of the site from approximately 1902 through 1925 when we sold the property to CITGO Petroleum Company. CITGO in turn, operated at the site and thereafter sold the northern portion of the site to a third party. This northern portion of the site was the location of the majority of our former operations. CITGO has been working formally with MDEQ to address the portions of the site impacted by CITGO's operations on the property, which occurred between 1925 and 1986. CITGO submitted a remedial action plan in August 2003 to the MDEQ. However, the MDEQ subsequently rejected this remedial action plan as being inadequate.

We responded to the 1991 letter by performing a hydrogeological investigation at the site in 1996, with follow-up monitoring occurring in 1998 through 2003. We developed a proposed remedial action plan to address materials associated with our former operations at the site. We currently estimate the cost of implementing our proposed remedial action to be $0.3 million, which was previously provided for in our environmental reserve. We have not yet implemented the proposed remedial action plan.

In June 2004, the MDEQ made a new demand to both CITGO and the Company to take responsive actions at the property, including development and submittal of a remedial action plan to the department for approval. CITGO and the Company agreed to cooperate in the development of a joint remedial action plan as encouraged by MDEQ. Additional investigative work at the site has been undertaken by CITGO. At this time, it is unclear whether the MDEQ, once aware of our response activities at the site to date, will require further investigations or implement a remedial action plan going beyond what has already been developed. Conducting further investigations, revising our proposed remedial action plan, or implementing the plan, could result in higher costs than recorded. In addition, an access agreement with the current owners will be required to conduct the remediation.

Deer Lake

Deer Lake is a reservoir located near Ishpeming, Michigan that historically provided water storage for the Carp River Power Plant that was razed in 1972. Elevated concentrations of mercury in Deer Lake fish were noted in 1981. Three known sources of mercury to the lake were atmospheric deposition, historic use of mercury in gold amalgamation on the west side of the lake, and releases of mercury to the City of Ishpeming sewer system, including waste assay solutions from a laboratory operated by Cliffs. The State of Michigan filed suit in 1982 alleging that we had liability for the mercury releases. A Consent Agreement was entered in 1984 that required certain remediation and mitigation, which was performed, and by 2003 mercury concentrations in fish had declined significantly. Subsequently, we engaged in negotiations with the State to comprehensively and completely resolve our liability for mercury releases. An amendment to the Consent Agreement between the Company and the State was entered by the Court on November 7, 2006. The agreement provides for additional remedial measures, long-term maintenance and provisions for public access to various water bodies which we own or control. All 2007 activities required by the amended Consent Agreement were completed.

Northshore Air Permit Matters

On December 16, 2006, Northshore submitted an application to the MPCA for an administrative amendment to its air pollution operating permit. The proposed amendment requested the deletion of a term in the air permit that was derived from a court case brought against the Silver Bay taconite operations in 1972. The permit term incorporated elements of the court-ordered requirement to reduce fiber emissions to below a medically significant level by installing controls that would be deemed adequate if the fiber levels in Silver Bay were below those of a "control city such as St. Paul". We requested deletion of this "control city" permit requirement on the grounds that the court-ordered requirements had been satisfied more than 20 years ago and should no longer be included in the permit. The MPCA denied our application on February 23, 2007. We have appealed the denial to the Minnesota Court of Appeals (the "Amendment Appeal"). The Amendment Appeal is currently pending. Oral arguments were held on our appeal on February 21, 2008.

Subsequent to the filing of the Amendment Appeal, the MPCA alleged that Northshore was in violation of the control city standard based on new data that the MPCA collected showing that current fiber levels in St. Paul were lower than in Silver Bay for a period in 2007. Northshore filed a motion with the U.S. District Court for the District of Minnesota to re-open the original Reserve Mining case, requesting that the court declare the control city standard satisfied and the court's injunction voided, or if the control city standard remained in effect, clarify that it was a fixed standard set at the 1980 level rather than a moving standard (the "Federal Suit"). Shortly thereafter, the Save Lake Superior Association and the Sierra Club filed a lawsuit in U.S. District Court for the District of Minnesota with respect to alleged violations of the control city standard (the "Citizens Suit"). On September 20, 2007, the court granted Northshore's motion to stay the Citizen's Suit pending resolution of the Federal Suit.

The Court entered an order in the Federal Suit on December 21, 2007, concluding that the 1975 federal court injunction from the case no longer had any force or effect. However, the court's order also stated that the control city standard was a state permit requirement that can only be addressed in state court. While the determination that the 1975 federal injunction no longer has any effect is favorable, Northshore is currently analyzing the implications of the Federal Court order with respect to Northshore's operating permit and pending state appeal. On February 21 2008, Northshore filed an appeal of certain aspects of the Federal Court's order. The impact of the Federal Court order on the Citizen's Suit is also unclear, although the MPCA stated during depositions in the Federal Court proceedings in November 2007 that based on current fiber sample results, it believes Northshore to be in compliance with the control city permit term.

Koolyanobbing operations

On May 14, 2007, the AEPA published a study in which they recommended the establishment of "A class reserves" for the protection of certain allegedly environmentally sensitive areas of Western Australia. Some of the proposed A class reserves overlap with mining tenements granted to Portman (the "Overlapping Areas"). The AEPA study has been submitted to the Minister for the Environment and Heritage.

Portman originally received governmental approval to mine in the Overlapping Areas in June 2003. Since that time, we have met all applicable environmental requirements. Although we are currently reviewing the study and the effects of the designation of the Overlapping Areas as A class reserves, such categorization may have a material effect on our operations. It is unknown at this time whether the Minister for the Environment and Heritage will accept the recommendations of the AEPA. If the recommendations of the AEPA are accepted, we will challenge any such decision.

Mine Closure

The mine closure obligation of $118.5 million and $90.9 million at December 31, 2007 and 2006, respectively, includes our four consolidated North American operating iron ore mines, a closed operation formerly known as LTVSMC and our Asia-Pacific iron ore mines. The 2007 obligation also includes three consolidated North American operating coal mines and the coal mine at Sonoma.

The LTVSMC closure obligation results from an October 2001 transaction where we received a net payment of $50 million and certain other assets and assumed environmental and facility closure obligations estimated at $50 million, which obligations have declined to $22.5 million at December 31, 2007. In the fourth quarter of 2007, we sold portions of the former LTVSMC site. The sale included cash proceeds of approximately $18 million and the assumption by Mesabi Nugget of certain environmental and reclamation liabilities. The assets sold to Mesabi Nugget consist of ownership and leasehold interests in the subject real property, including mineral and surface rights. We also sold certain assets at the LTVSMC site to PolyMet in 2005 and 2006. PolyMet has assumed responsibility for environmental and reclamation obligations related to the purchased assets. We will reduce our liability related to these obligations as they are completed by PolyMet. See NOTE 14 — FAIR VALUE OF FINANCIAL INSTRUMENTS.

The accrued closure obligation for our active mining operations of $96.0 million provides for contractual and legal obligations associated with the eventual closure of the mining operations. We determined the obligations, based on detailed estimates, adjusted for factors that an outside third party would consider (i.e., inflation, overhead and profit), escalated to the estimated closure dates and then discounted using a credit adjusted risk-free interest rate for the initial estimates. The estimate at December 31, 2007 and 2006 included incremental increases in the closure cost estimates and minor changes in estimates of mine lives at Empire and United Taconite. The closure date for each location was determined based on the exhaustion date of the remaining economic iron ore reserves. The accretion of the liability and amortization of the related fixed asset is recognized over the estimated mine lives for each location.

The following summarizes our asset retirement obligation liability at December 31:

	(In Millions)	
	2007	2006
Asset retirement obligation at beginning of year	**$62.7**	$52.5
Accretion expense	**6.6**	5.1
PinnOak acquisition	**19.9**	—
Sonoma investment	**4.3**	—
Reclassification from environmental obligations	**1.1**	—
Exchange rate changes	**0.9**	0.7
Revision in estimated cash flows	**0.5**	4.4
Asset retirement obligation at end of year	**$96.0**	$62.7

NOTE 6 — CREDIT FACILITIES

On August 17, 2007, we entered into a five-year unsecured credit facility with a syndicate of 13 financial institutions. The facility provides $800 million in borrowing capacity, comprised of $200 million in term loans and $600 million in revolving loans, swing loans and letters of credit. Loans are drawn with a choice of interest rates and maturities, subject to the terms of the agreement. Interest rates are either (1) a range from LIBOR plus 0.45 percent to LIBOR plus 1.125 percent based on debt and earnings or (2) the prime rate or the prime rate plus 1.125 percent, based on debt and earnings.

The credit agreement replaces a $500 million credit agreement dated June 23, 2006 between Cliffs and various lenders, which was scheduled to expire June 23, 2011. It also replaces a credit agreement dated July 26, 2007 between Cliffs and various lenders for a $150 million revolving credit facility scheduled to expire July 24, 2008. We incurred $0.8 million of expense, recorded in *Interest expense* on the Statements of Consolidated Operations, related to the accelerated write-off of debt issuance costs due to the replacement of the $500 million credit facility. The credit facility has two financial covenants based on: (1) debt to earnings ratio and (2) interest coverage ratio. As of December 31, 2007, we were in compliance with the covenants in the credit agreement.

As of December 31, 2007, $240 million was drawn in revolving loans and the principal amount of letter of credit obligations totaled $16.2 million under the credit facility. We also had $200 million drawn in term loans. We had $343.8 million of borrowing capacity available under the $800 million credit facility at December 31, 2007. The weighted average annual interest rate for outstanding revolving and term loans under the credit facility was 5.81 percent as of December 31, 2007. After the effect of interest rate hedging, the weighted average annual borrowing rate was 5.68 percent.

Portman is party to a A$40 million multi-option credit facility, which was finalized in April 2007. The floating interest rate is 20 basis points over the 90-day bank bill swap rate in Australia. At December 31, 2007, the outstanding bank commitments were A$12.5 million, reducing borrowing capacity to A$27.5 million. The facility has two covenants: (1) debt to earnings ratio and (2) interest coverage ratio. As of December 31, 2007, Portman was in compliance with the covenants in the credit facility.

In 2005, Portman secured five-year financing from its customers in China as part of its long-term sales agreements to assist with the funding of the expansion of its Koolyanobbing mining operations. The borrowings, totaling $6.2 million at December 31, 2007, accrued interest annually at five percent. The borrowings require principal payments of approximately $0.8 million plus accrued interest to be made each January 31 for the next two years, with the balance due in full on January 31, 2010.

NOTE 7 — LEASE OBLIGATIONS

We lease certain mining, production, and other equipment under operating and capital leases. The leases are for varying lengths, generally at market interest rates and contain purchase and/or renewal options at the end of the terms. Our operating lease expense was $14.7 million, $14.2 million and $12.9 million in 2007, 2006 and 2005, respectively. Capital leases were $68.2 million and $37.2 million at December 31, 2007 and 2006, respectively. Corresponding accumulated amortization of capital leases included in respective allowances for depreciation was $15.2 million and $12.8 million at December 31, 2007 and 2006, respectively.

Future minimum payments under capital leases and noncancellable operating leases, at December 31, 2007 were:

	(In Millions)	
Year ended December 31,	Capital Leases	Operating Leases
2008	$ 9.7	$18.2
2009	10.1	16.8
2010	8.7	14.7
2011	8.7	10.3
2012	8.4	6.5
2013 and thereafter	31.8	11.4
Total minimum lease payments	77.4	$77.9
Amounts representing interest	21.0	
Present value of net minimum lease payments	$56.4	

Total minimum capital lease payments of $77.4 million include $1.0 million and $76.4 million for our North American Iron Ore segment and Asia-Pacific Iron Ore segment, respectively. Total minimum operating lease payments of $77.9 million include $56.8 million for our North American Iron Ore segment, $1.0 million for our North American Coal segment, $14.6 million for our Asia-Pacific Iron Ore segment and $5.5 million related to our corporate office.

NOTE 8 — RETIREMENT RELATED BENEFITS

We offer defined benefit pension plans, defined contribution pension plans and other postretirement benefit plans to most employees in our North American Iron Ore operations as part of a total compensation and benefits program. Employees of the North American Coal segment receive similar benefits as our North American Iron Ore operations, except for defined benefit plans. We do not have employee retirement benefit obligations at our Asia-Pacific operations.

The defined benefit pension plans are largely noncontributory and benefits are generally based on employees' years of service and average earnings for a defined period prior to retirement or a minimum formula. On September 12, 2006, the Company's Board of Directors approved modifications to the pension benefits provided to salaried participants. The modifications retroactively reinstated the final average pay benefit formula (previously terminated and replaced with a cash balance formula in July 2003) to allow for additional accruals through June 30, 2008 or the continuation of benefits under an improved cash balance formula, whichever is greater. The change increased the PBO by $15.1 million and pension expense by $1.1 million in 2006. Defined pension plan benefit changes pursuant to the four-year labor agreements reached with the USW for U.S. employees, effective August 1, 2004, and similar changes agreed on for salaried workers, were first recognized in 2005 pension expense. The changes enhanced the temporary supplemental benefit provided under the defined benefit plans and resulted in an increase of $4.0 million in PBO and $0.6 million in 2005 pension expense.

In addition, we currently provide various levels of retirement health care and OPEB to most full-time employees who meet certain length of service and age requirements (a portion of which are pursuant to collective bargaining agreements). Most plans require retiree contributions and have deductibles, co-pay requirements, and benefit limits. Most bargaining unit plans require retiree contributions and co-pays for major medical and prescription drug coverage. Effective July 1, 2003, we imposed an annual limit on our cost for medical coverage under the U.S. salaried plans, except for the plans covering participants at the Northshore and LS&I operations. The annual limit applies to each covered participant and equals $7,000 for coverage prior to age 65 and $3,000 for coverage after age 65, with the retiree's participation adjusted based on the age at which retiree's benefits commence. The covered participant pays an amount for coverage equal to the excess of (i) the average cost of coverage for all covered participants, over (ii) the participant's individual limit, but in no event will the participant's cost be less than 15 percent of the average cost of coverage for all covered participants. The changes implemented to the U.S. salaried pension and other benefit plans reduced costs by an estimated $8.0 million on an annualized basis. We do not provide OPEB for most U.S. salaried employees hired after January 1, 1993. OPEB are provided through programs administered by insurance companies whose charges are based on benefits paid.

Our North American Coal segment is required under an agreement with the UMWA to pay amounts into the UMWA pension trusts based principally on hours worked by UMWA-represented employees. These multiemployer pension trusts provide benefits to eligible retirees through a defined benefit plan.

The UMWA 1993 Benefit Plan is a defined contribution plan that was created as the result of negotiations for the NBCWA of 1993. The Plan provides healthcare insurance to orphan UMWA retirees who are not eligible to participate in the Combined Fund or the 1992 Benefit Fund or whose last employer signed the 1993 or later NBCWA and who subsequently goes out of business. Contributions to the Trust are at a rate of $4.00 per hour worked and amounted to $2.6 million for the five-month period since the PinnOak acquisition.

Pursuant to the four-year labor agreements reached with the USW for U.S. employees, effective August 1, 2004, negotiated plan changes capped our share of future bargaining unit retirees' healthcare premiums at 2008 levels for the years 2009 and beyond. The agreements also provide that Cliffs and its partners fund an estimated $220 million into bargaining unit pension plans and VEBAs during the term of the contracts.

In December 2003, The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 was enacted. This act introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Our measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost as of December 31, 2004, and for periods thereafter reflect amounts associated with the subsidy. As a result, year 2007, 2006, and 2005 OPEB expense reflect estimated cost reductions of $2.5 million, $3.0 million and $3.4 million, respectively. We elected to adopt the retroactive transition method for recognizing the OPEB cost reduction in the second quarter 2004. The following table summarizes the annual costs for the retirement plans.

	(In Millions)		
	2007	2006	2005
Defined benefit pension plans	**$17.4**	$23.0	$18.9
Defined contribution pension plans	**5.1**	4.6	4.0
Other postretirement benefits	**4.5**	9.8	13.7
Total	**$27.0**	$37.4	$36.6

The following tables and information provide additional disclosures for our consolidated plans.

Obligations and Funded Status

On September 29, 2006, the FASB issued SFAS 158, requiring an entity to recognize on its balance sheet the funded status of its defined benefit postretirement plans. Changes in the funded status of a defined benefit postretirement plan are recognized, net of tax, within accumulated other comprehensive income, effective for fiscal years ending after December 31, 2006.

The following tables and information provide additional disclosures for the year-ended December 31, 2007 and 2006:

	(In Millions)			
	Pension Benefits		Other Benefits	
Change in benefit obligations:	2007	2006	2007	2006
Benefit obligations — beginning of year	**$ 706.7**	$ 698.0	**$ 272.2**	$ 301.2
Service cost (excluding expenses)	**11.4**	10.1	**2.1**	2.2
Interest cost	**38.9**	38.2	**14.5**	14.8
Plan amendments	**—**	14.1	**—**	—
Actuarial gain	**(29.8)**	(9.9)	**(28.0)**	(30.8)
Benefits paid	**(46.4)**	(43.8)	**(22.4)**	(19.2)
Participant contributions	**—**	—	**3.3**	2.9
Federal subsidy on benefits paid	**—**	—	**1.2**	1.1
Acquisitions	**—**	—	**9.8**	—
Benefit obligations — end of year	**$ 680.8**	$ 706.7	**$ 252.7**	$ 272.2
Change in plan assets:				
Fair value of plan assets — beginning of year	**$ 568.7**	$ 511.5	**$ 114.9**	$ 86.9
Actual return on plan assets	**41.5**	60.3	**6.7**	12.8
Employer contributions	**32.5**	40.7	**5.2**	15.4
Benefits paid	**(46.4)**	(43.8)	**(0.1)**	(0.2)
Fair value of plan assets — end of year	**$ 596.3**	$ 568.7	**$ 126.7**	$ 114.9
Funded status at December 31:				
Fair value of plan assets	**$ 596.3**	$ 568.7	**$ 126.7**	$ 114.9
Benefit obligations	**(680.8)**	(706.7)	**(252.7)**	(272.2)
Funded status (plan assets less benefit obligations)	**$ (84.5)**	$(138.0)	**$(126.0)**	$(157.3)
Amount recognized at December 31	**$ (84.5)**	$(138.0)	**$(126.0)**	$(157.3)
Amounts recognized in Statements of Financial Position:				
Noncurrent assets	**$ 6.7**	$ 2.1	**$ —**	$ —
Current liabilities	**(1.5)**	—	**(11.2)**	(18.3)
Noncurrent liabilities	**(89.7)**	(140.1)	**(114.8)**	(139.0)
Net amount recognized	**$ (84.5)**	$(138.0)	**$(126.0)**	$(157.3)
Amounts recognized in accumulated other comprehensive income:				
Net actuarial loss	**$ 160.0**		**$ 70.8**	
Prior service (credit) cost	**22.4**		**(22.2)**	
Transition asset	**—**		**(15.1)**	
Net amount recognized	**$ 182.4**		**$ 33.5**	
The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008:				
Net actuarial loss	**$ 8.7**		**$ 5.6**	
Prior service (credit) cost	**3.7**		**(5.6)**	
Transition asset	**—**		**3.0**	
Net amount recognized	**$ 12.4**		**$ 3.0**	

	Pension Plans					Other Postretirement Benefits		
(In Millions)	Salaried	Hourly	Mining	SERP	Total	Salaried	Hourly	Total
Fair value of plan assets	$ 253.4	$ 342.8	$ 0.1	$—	$ 596.3	$ —	$ 126.7	$ 126.7
Benefit obligation	(243.4)	(430.6)	(1.6)	(5.2)	(680.8)	(54.8)	(197.9)	(252.7)
Funded status	$ 10.0	$ (87.8)	$(1.5)	$(5.2)	$ (84.5)	$(54.8)	$ (71.2)	$(126.0)

The accumulated benefit obligation for all defined benefit pension plans was $657.6 million and $681.0 million at December 31, 2007 and 2006, respectively.

Components of Net Periodic Benefit Cost

	Pension Benefits			Other Benefits		
(In Millions)	**2007**	2006	2005	**2007**	2006	2005
Service cost	**$ 11.4**	$ 10.1	$ 9.2	**$ 2.1**	$ 2.2	$ 2.1
Interest cost	**38.9**	38.2	37.0	**14.5**	14.8	16.2
Expected return on plan assets	**(47.1)**	(42.6)	(39.3)	**(10.1)**	(8.2)	(6.5)
Amortization:						
Net (asset) obligation	**—**	(2.1)	(3.6)	**(3.0)**	(3.0)	(3.0)
Prior service costs	**3.8**	2.8	2.5	**(5.6)**	(5.6)	(5.6)
Net actuarial loss (gain)	**10.4**	16.6	13.1	**6.5**	9.6	10.5
Net periodic benefit cost	**$ 17.4**	$ 23.0	$ 18.9	**$ 4.4**	$ 9.8	$13.7
Current year actuarial (gain)	**(24.0)**	N/A	N/A	**(24.5)**	N/A	N/A
Amortization of net (loss)	**(10.4)**	N/A	N/A	**(6.5)**	N/A	N/A
Current year prior service cost	**—**	N/A	N/A	**—**	N/A	N/A
Amortization of prior service (cost) credit	**(3.8)**	N/A	N/A	**5.6**	N/A	N/A
Amortization of transition asset	**—**	N/A	N/A	**3.0**	N/A	N/A
Total recognized in other comprehensive income	**$(38.2)**	N/A	N/A	**$(22.4)**	N/A	N/A
Total recognized in net periodic cost and other comprehensive income	**$(20.8)**	N/A	N/A	**$(18.0)**	N/A	N/A

Additional Information

	Pension Benefits		Other Benefits	
(In Millions)	**2007**	2006	**2007**	2006
Effect of change in mine ownership & minority interest	**$45.8**	$47.0	**$5.4**	$ 7.1
Actual return on plan assets	**41.5**	60.3	**6.6**	12.8

Assumptions

At December 31, 2007 we increased our discount rate to 6.00 percent from 5.75 percent at December 31, 2006. The U.S. discount rates are determined by matching the projected cash flows used to determine the PBO and APBO to a projected yield curve of approximately 400 Aa graded bonds in the 10th to 90th percentiles. These bonds are either noncallable or callable with make-whole provisions. The duration matching produced rates ranging from 5.97 percent to 6.12 percent for our plans.

Weighted-average assumptions used to determine benefit obligations at December 31 were:

	Pension Benefits		Other Benefits	
	2007	2006	**2007**	2006
Discount rate	**6.00%**	5.75%	**6.00%**	5.75%
Rate of compensation increase	**4.13**	4.16	**4.50**	4.50

Weighted-average assumptions used to determine net benefit cost for the years 2007, 2006 and 2005 were:

	Pension Benefits			Other Benefits		
	2007	2006	2005	**2007**	2006	2005
Discount rate	**5.75%**	5.50/5.75%(1)	5.75%	**5.75%**	5.50%	5.75%
Expected return on plan assets	**8.50**	8.50	8.50	**8.50**	8.50	8.50
Rate of compensation increase	**4.16**	4.12	4.16	**4.50**	4.50	4.50

(1) Year 2006 SFAS 87 expense was re-measured on September 12, 2006 at 5.75 percent to recognize benefit improvements for salaried participants.

Assumed Health Care Cost Trend Rates at December 31 were:

	2007	2006
Health care cost trend rate assumed for next year	**7.00%**	7.50%
Ultimate health care cost trend rate	**5.00**	5.00
Year that the ultimate rate is reached	**2012**	2012

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	(In Millions)	
	Increase	Decrease
Effect on total of service and interest cost	$ 1.6	$ (1.3)
Effect on postretirement benefit obligation	23.5	(19.8)

Plan Assets

The returns and risks associated with alternative investment strategies in relation to the current and projected liabilities of the various pension and VEBA plans are reviewed regularly to determine appropriate asset allocation strategies for each plan.

Pension

The pension plan asset allocation at December 31, 2007, and 2006, and the target allocation for 2008 are as follows:

Asset Category	2008 Target Allocation	Percentage of Plan Assets at December 31, 2007	2006
Equity securities	54.2%	**53.0%**	54.8%
Debt securities	31.8	**32.6**	31.5
Hedge funds	4.0	**4.2**	3.9
Real estate	10.0	**10.1**	9.7
Cash	—	**0.1**	0.1
Total	100.0%	**100.0%**	100.0%

Asset Category	(In Millions) Assets at December 31, 2007	2006
Equity securities	**$315.8**	$311.4
Debt securities	**194.0**	179.1
Hedge funds	**25.3**	22.4
Real estate	**60.4**	55.0
Cash	**0.8**	0.8
Total	**$596.3**	$568.7

The expected return on plan assets represents the weighted average of expected returns for each asset category. Expected returns are determined based on historical performance, adjusted for current trends. The expected return is net of benefit plan expenses.

VEBA

Assets for other benefits include VEBA trusts pursuant to bargaining agreements that are available to fund retired employees' life insurance obligations and medical benefits. The other benefit plan asset allocation at December 31, 2007, and 2006, and target allocation for 2008 are as follows:

Asset Category	2008 Target Allocation	Percentage of Plan Assets at December 31, 2007	2006
Equity securities	59.6%	**58.8%**	60.7%
Debt securities	34.1	**36.0**	34.0
Hedge funds	6.3	**5.0**	5.1
Cash	—	**0.2**	0.2
Total	100.0%	**100.0%**	100.0%

Asset Category	(In Millions) Assets at December 31, 2007	2006
Equity securities	**$ 74.5**	$ 69.8
Debt securities	**45.6**	39.1
Hedge funds	**6.4**	5.8
Cash	**0.2**	0.2
Total	**$126.7**	$114.9

The expected return on plan assets represents the weighted average of expected returns for each asset category. Expected returns are determined based on historical performance, adjusted for current trends. The expected return is net of benefit plan expenses.

Annual contributions to the pension plans are made within income tax deductibility restrictions in accordance with statutory regulations. In the event of plan termination, the plan sponsors could be required to fund additional shutdown and early retirement obligations that are not included in the pension obligations.

	(In Millions)			
		Other Benefits		
Company Contributions	Pension Benefits	VEBA	Direct Payments	Total
2006	$40.7	$15.4	$15.0	$30.4
2007	32.5	5.2	17.8	23.0
2008 (Expected)*	24.4	4.8	11.2	16.0

* Because the United Taconite VEBA trust is at least 90 percent funded at December 31, 2007, contributions are not required. Pursuant to the bargaining agreement, benefits can be paid from VEBA trusts that are at least 70 percent funded.

VEBA plans are not subject to minimum regulatory funding requirements. Amounts contributed are pursuant to bargaining agreements.

Contributions by participants to the other benefit plans were $3.3 million and $2.9 million for years ended December 31, 2007 and 2006, respectively.

We are currently considering various options for the amount to be contributed to the pension plans during 2008. The amounts reflected represent minimum funding requirements and bargaining agreements.

Estimated Cost for 2008

For 2008, we estimate net periodic benefit cost as follows:

	(In Millions)
Defined benefit pension plans	$15.4
Defined contribution plans	5.3
Other postretirement benefits	3.9
Total	$24.6

Estimated Company Benefit Payments

	(In Millions)			
		Other Benefits		
	Pension Benefits	Gross Company Benefits	Less Medicare Subsidy	Net Company Payments
2008	$ 50.7	$ 18.9	$1.4	$17.5
2009	49.7	19.6	1.3	18.3
2010	49.5	20.3	1.3	19.0
2011	50.1	20.7	1.2	19.5
2012	54.8	20.9	1.3	19.6
2013-2017	255.5	105.9	7.2	98.7

Other Potential Benefit Obligations

While the foregoing reflects our obligation, our total exposure in the event of non-performance is potentially greater. Following is a summary comparison of the total obligation:

	(In Millions) December 31, 2007	
	Defined Benefit Pensions	Other Benefits
Fair value of plan assets	$596.3	$ 126.7
Benefit obligation	680.8	252.7
Underfunded status of plan	$(84.5)	$(126.0)
Additional shutdown and early retirement benefits	$ 38.6	$ 27.9

NOTE 9 — INCOME TAXES

Income from continuing operations before income taxes and minority interest include the following components:

	(In Millions)		
	2007	2006	2005
United States	**$312.3**	$304.9	$345.0
Foreign	**68.4**	82.9	23.1
	$380.7	$387.8	$368.1

The components of the provision for income taxes on continuing operations consist of the following:

	(In Millions)		
	2007	2006	2005
Current provision:			
United States federal	**$ 67.7**	$ 59.0	$ 63.5
United States state & local	**1.0**	2.1	3.3
Foreign	**48.5**	34.6	22.4
	117.2	95.7	89.2
Deferred provision (benefit):			
United States federal	**(12.7)**	10.4	7.3
United States state & local	**(2.9)**	(0.5)	2.8
Foreign	**(17.5)**	(14.7)	(14.5)
	(33.1)	(4.8)	(4.4)
Total provision on continuing operations	**$ 84.1**	$ 90.9	$ 84.8

Reconciliation of our income tax attributable to continuing operations computed at the United States federal statutory rate is as follows:

	(In Millions)		
	2007	2006	2005
Tax at U.S. statutory rate of 35 percent	**$133.3**	$135.7	$128.8
Increase (decrease) due to:			
Percentage depletion in excess of cost depletion	**(46.9)**	(32.7)	(37.6)
Tax effect of foreign operations	**(6.6)**	(8.6)	—
State taxes, net	**(2.4)**	1.6	5.0
Manufacturer's deduction	**(4.3)**	(1.2)	(0.5)
Valuation allowance	**13.0**	—	(8.9)
Other items — net	**(2.0)**	(3.9)	(2.0)
Income tax expense	**$ 84.1**	$ 90.9	$ 84.8

The components of income taxes for other than continuing operations consisted of the following:

	(In Millions)		
	2007	2006	2005
Discontinued operations	**$ 0.2**	$ 0.2	$ (0.4)
Cumulative effect of accounting change	**—**	—	2.8
Other comprehensive (income) loss:			
Postretirement liability	**20.1**	9.7	(10.5)
Mark-to-market adjustments	**7.1**	6.9	0.8
	27.2	16.6	(9.7)
Cumulative effect of implementing SFAS 158	**—**	(60.4)	—
Paid in capital — stock options	**(4.3)**	1.4	(2.6)

Significant components of our deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

	(In Millions)	
	2007	2006
Deferred tax assets:		
Pensions	**$ 48.6**	$ 62.7
Postretirement benefits other than pensions	**38.5**	41.9
Deferred revenue	**—**	23.2
Alternative minimum tax credit carryforwards	**20.4**	12.8
Capital loss carryforwards	**13.2**	11.9
Development	**13.6**	11.9
Asset retirement obligations	**18.4**	7.7
Operating loss carryforwards	**13.4**	2.2
Product inventories	**10.6**	—
Contingent purchase price	**43.7**	—
Other liabilities	**49.1**	31.7
Total deferred tax assets before valuation allowance	**269.5**	206.0
Deferred tax asset valuation allowance	**26.3**	11.9
Net deferred tax assets	**243.2**	194.1
Deferred tax liabilities:		
Properties	**257.0**	135.2
Investment in ventures	**99.4**	20.5
Product inventories	**—**	12.9
Other assets	**17.0**	28.1
Total deferred tax liabilities	**373.4**	196.7
Net deferred tax liabilities	**$(130.2)**	$ (2.6)

The deferred tax amounts are classified on the Statements of Consolidated Financial Position as current or long-term in accordance with the asset or liability to which they relate. Following is a summary:

	(In Millions)	
	2007	2006
Deferred tax assets:		
United States		
Current	**$ 17.3**	$ 9.4
Long-term	**42.1**	107.0
Total United States	**59.4**	116.4
Foreign		
Current	**0.6**	—
Total deferred tax assets	**60.0**	116.4
Deferred tax liabilities:		
Foreign		
Current	**2.6**	2.0
Long-term	**187.6**	117.0
Total deferred tax liabilities	**190.2**	119.0
Net deferred tax liabilities	**$(130.2)**	$ (2.6)

At December 31, 2007, we had $20.4 million of deferred tax assets related to United States alternative minimum tax credits that can be carried forward indefinitely.

At December 31, 2007, we had United States federal, state and foreign net operating losses of $1.1 million, $38.8 million and $43.7 million, respectively. The United States federal net operating loss carryforward will expire in 2022, the state net operating losses will begin to expire in 2022 and the foreign net operating loss can be carried forward indefinitely. The tax benefit related to the federal and foreign net operating loss carryforwards is $0.4 million and $13.0 million, respectively. We also have a capital loss carryforward of $44.2 million which can be carried forward indefinitely. The tax benefit related to the capital loss carryforward is $13.3 million.

Gross deferred tax assets as of December 31, 2007 and 2006 have been reduced by $26.3 million and $11.9 million, respectively, to amounts that are considered more-likely-than-not of being realized. Of the $26.3 million at December 31, 2007, $13.3 million relates to Portman deferred tax assets existing at the time of the 2005 acquisition. Any reversal of this portion of the valuation allowance reduces goodwill.

At December 31, 2007, cumulative undistributed earnings of our Asia-Pacific Iron Ore subsidiary included in consolidated retained earnings amounted to $78.7 million. These earnings are indefinitely reinvested in international operations. Accordingly, no provision has been made for deferred taxes related to the future repatriation of these earnings, nor is it practicable to determine the amount of this liability.

On January 1, 2007, we adopted the provisions of FIN 48. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The effects of applying this Interpretation resulted in a decrease of $7.7 million to retained earnings as of January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(In Millions)
Unrecognized tax benefits balance as of January 1, 2007	**$12.3**
Increases for tax positions in prior years	**3.3**
Decreases for tax positions in prior years	**(0.4)**
Settlements	**—**
Lapses in statutes of limitations	**—**
Unrecognized tax benefits balance as of December 31, 2007	**$15.2**

At December 31, 2007, we had $15.2 million of unrecognized tax benefits recorded in *Other liabilities* on the Statements of Consolidated Financial Position, of which $15.2 million, if recognized, would impact the effective tax rate. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. At December 31, 2007, we had $11.0 million of accrued interest related to the unrecognized tax benefits.

Tax years that remain subject to examination are years 2003 and forward for the United States, 1993 and forward for Canada and 1994 and forward for Australia. It is reasonably possible that a decrease of $11.2 million in unrecognized tax benefit obligations will occur within the next 12 months due to expected settlements with the taxing authorities. While the expected settlements remain uncertain, before settlement, it is reasonably possible that the amount of unrecognized tax benefit may increase by $1.0 million.

NOTE 10 — PREFERRED STOCK

In January 2004, we completed an offering of $172.5 million of redeemable cumulative convertible perpetual preferred stock, without par value, issued at $1,000 per share. The preferred stock pays quarterly cash dividends at a rate of 3.25 percent per annum, has a liquidation preference of $1,000 per share and is convertible into our common shares at an adjusted rate of 66.1881 common shares per share of preferred stock, which is equivalent to an adjusted conversion price of $15.11 per share at December 31, 2007, subject to further adjustment in certain circumstances. Each share of preferred stock may be converted by the holder if during any quarter ending after March 31, 2004 the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding quarter exceeds 110 percent of the applicable conversion price on such trading day ($16.62 at December 31, 2007; this threshold was met as of December 31, 2007). The satisfaction of this condition allows conversion of the preferred stock during the quarter ending March 31, 2008. Holders of preferred stock may also convert: (1) if during the five business day period after any five consecutive trading-day period in which the trading price per share of preferred stock for each day of that period was less than 98 percent of the product of the closing sale price of our common stock and the applicable conversion rate on each such day; (2) upon the occurrence of certain corporate transactions; or (3) if the preferred stock has been called for redemption.

On or after January 20, 2009, we may, at our option, redeem some or all of the preferred stock at a redemption price equal to 100 percent of the liquidation preference, plus accumulated but unpaid dividends, but only if the closing price exceeds 135 percent of the conversion price, subject to adjustment, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the redemption notice. We may also exchange the preferred stock for convertible subordinated debentures in certain circumstances. We have reserved approximately 11.2 million common treasury shares for possible future issuance for the conversion of the preferred stock. Our shelf registration statement with respect to the resale of the preferred stock, the convertible subordinated debentures that we may issue in exchange for the preferred stock and the common shares issuable upon conversion of the preferred stock and the convertible subordinated debentures was declared effective by the SEC on July 22, 2004. We are no longer contractually obligated to maintain the effectiveness of the registration statement due to the expiration of the effectiveness period.

Accordingly, on February 14, 2006, we deregistered 92,655 shares of Preferred Stock, $172.5 million in aggregate principal amount of debentures and approximately 11.2 million common shares that have not been resold. The preferred stock is classified for accounting purposes as "temporary equity" reflecting certain provisions of the agreement that could, under remote circumstances (the delisting of our common stock on a U.S. national securities exchange or quotation thereof in an inter-dealer quotation system of any registered U.S. national securities association), require us to redeem the preferred stock for cash. If we are in a default in the payment of six quarterly dividends on the preferred stock, the holders of the preferred stock will thereafter be entitled to elect two directors until all accrued and unpaid dividends are paid.

The following is a summary of activity of the preferred stock during 2007 and 2006:

	2007	2006
Number of preferred shares converted	**37,585**	200
Number of common shares issued from Treasury upon conversion	**2,487,648**	13,066
Balance of preferred stock outstanding as of December 31,	**134,715**	172,300
Redemption value at December 31 (in millions)	**$899**	$547

On January 17, 2008, 24,010 preferred shares were converted to 1,589,176 shares of common stock at a conversion rate of 66.1881, reducing our preferred stock outstanding to 110,705 shares.

NOTE 11 — STOCK PLANS

Nonemployee Directors

The Directors' Plan was amended in 2001 to authorize us to issue up to 400,000 common shares to Nonemployee Directors. The Directors' Plan provides for Director Share Ownership Guidelines ("Guidelines"). A Director is required by the end of a four-year period to own either (i) a total of at least 4,000 common shares, or (ii) hold common shares with a market value of at least $100,000. If the Nonemployee Director does not meet the Guidelines assessed December 1, annually, the Nonemployee Director must take $15,000 of the annual retainer ($32,500) in common shares ("Required Retainer") until such time the Nonemployee Director reaches the Guidelines. Once the Nonemployee Director meets the Guidelines, the Nonemployee Director may elect to receive the Required Retainer in cash.

In order to help Nonemployee Directors achieve their Guidelines, the Directors' Plan also provides for an Annual Equity Grant ("Equity Grant"). The Equity Grant is awarded at our Annual Meeting each year to all Nonemployee Directors elected or re-elected by the shareholders. The value of the Equity Grant is $32,500 payable in restricted shares with a three-year vesting period from the date of grant. The closing market price of our common shares on our Annual Meeting Date is divided into the $32,500 Equity Grant to determine the number of restricted shares awarded. A Director may elect to defer the Equity Grant into the Nonemployee Directors' Deferred Compensation Plan ("Compensation Plan"). A Director who is 69 or older at the Equity Grant date will receive common shares with no restrictions.

For the last three years, restricted Equity Grant shares have been awarded to elected or re-elected Directors as follows:

Date of Grant	Restricted Equity Grant Shares	Deferred Equity Grant Shares
July 12, 2005	6,032	—
September 13, 2005	564	—
May 8, 2006	4,578	654
July 27, 2007	3,744	468

The Directors' Plan offers the Nonemployee Director the opportunity to defer all or a portion of the Annual Directors' Retainer fees ($32,500), Chair retainers, meeting fees, and the Equity Grant into the Compensation Plan. One Director actively deferred stock in the Compensation Plan in 2007.

Employees' Plans

On July 27, 2007, shareholders of the Company adopted the 2007 ICE Plan, resulting in the discontinuation of the previous 1992 ICE Plan, as amended in 1999 effective as of March 13, 2007 and will expire on March 13, 2013. The 2007 ICE Plan authorizes up to 2,000,000 of our common shares to be issued as stock options, SAR's, restricted shares, restricted share units, retention units, deferred shares, and performance shares or performance units. Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years. Each stock option and SAR will reduce the common shares available under the 2007 ICE Plan by one common share. Each other award will reduce the common shares available under the 2007 ICE Plan by two common shares. No participant in any fiscal year can be granted in the aggregate of a number of Shares having a Fair Market Value on the Date of Grant equal to more than $5 million. The performance shares are intended to meet the requirements of Internal Revenue code section 162(m) for deduction while the retention units are not.

The adoption of the 2007 ICE Plan also resulted in the discontinuation of other various incentive and long-term compensation programs maintained under the 1992 ICE Plan. All outstanding grants made under the 1992 ICE Plan prior to July 27, 2007 continue in effect in accordance with their terms of the existing incentive plans until vested or expired.

We issued the following amounts of restricted stock with a three-year vesting period during the last three years out of the respective plans as follows:

Year of Grant	1992 ICE Plan	2007 ICE Plan
2005	143,442(1)	—
2006	156,682	—
2007	5,000	72,750

(1) 135,482 restricted shares were issued March 8, 2005. As of November 30, 2005, we re-measured the shares for retiree-eligible employees. We immediately vested one-half of the restricted grant awards to those individuals, resulting in an acceleration of $1.9 million of expense. The remaining restricted shares vested December 31, 2007.

There were no options issued in 2007, 2006 or 2005.

We recorded other stock-based compensation expense of $12.4 million in 2007, $10.3 million in 2006, and $17.4 million in 2005, primarily in *Selling, general and administrative expenses* on the Statements of Consolidated Operations. Our other stock-based compensation expense is comprised of Performance Shares, including retention units, and Restricted stock. Following is a summary of our Performance Share Award Agreements currently outstanding:

Performance Share Plan Year	Performance Shares Outstanding	Forfeitures*	Grant Date	Performance Period
2007	1,870		October 1, 2007	1/1/2007-12/31/2009
2007	116,930	20,000	July 27, 2007	1/1/2007-12/31/2009
2006	6,800		December 11, 2006	1/1/2006-12/31/2008
2006	14,110		September 1, 2006	1/1/2006-12/31/2008
2006	62,115	31,685	May 8, 2006	1/1/2006-12/31/2008
2006	9,855	315	September 1, 2006	1/1/2006-12/31/2008
2005	2,550		November 15, 2005	1/1/2005-12/31/2007
2005	6,460		May 23, 2005	1/1/2005-12/31/2007
2005	72,563	16,519	March 8, 2005	1/1/2005-12/31/2007

* The 2007 and 2006 Plans are based on assumed forfeitures. The 2005 Plan is based on actual forfeitures.

For all three Plan Year Agreements, each performance share, if earned, entitles the holder to receive a number of common shares within the range between a threshold and maximum number of shares, with the actual number of common shares earned dependent upon whether the Company achieves certain objectives established by the Compensation Committee of its Board of Directors. The performance payout is determined primarily by Cliffs' TSR for the period as measured against a predetermined peer group of mining and metals companies. For the 2007, 2006 and 2005 Agreements, the TSR calculated payout may be reduced by up to 50 percent in the event that Cliffs' pre-tax RONA for the incentive period falls below 12 percent. Additionally, the payout for the 2005 Agreement may be increased or reduced by up to 25 percent of the target based on management's performance relative to our strategic objectives over the performance period as evaluated by the Compensation Committee. The final payout may vary from zero to 175 percent of the performance shares awarded for the 2005 Agreement subject to a maximum payout of two times the grant date price. The final payout for the 2007 and 2006 Agreements vary from zero to 150 percent of the performance shares awarded.

Impact of the Adoption of SFAS 123R

Under existing restricted stock plans awarded prior to January 1, 2006, we will continue to recognize compensation cost for awards to retiree-eligible employees without substantive forfeiture risk over the nominal vesting period. This recognition method differs from the requirements for immediate recognition for awards granted with similar provisions after the January 1, 2006 adoption of SFAS 123R.

The following table summarizes the share-based compensation expense that we recorded for continuing operations in accordance with SFAS 123R for 2007 and 2006:

	(In Millions, except EPS)	
	2007	2006
Cost of goods sold	$ 0.4	$ 0.6
Selling, general and administrative expense	12.0	9.7
Reduction of operating income from continuing operations before income taxes and minority interest	12.4	10.3
Income tax benefit	(4.3)	(3.6)
Reduction of net income	$ 8.1	$ 6.7
Reduction of earnings per share:		
Basic	$0.20	$0.16
Diluted	$0.15	$0.12

Prior to the adoption of SFAS 123R, we presented all tax benefits for actual deductions in excess of compensation expense as operating cash flows on our Statements of Consolidated Cash Flows. SFAS 123R requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense to be classified as financing cash flows. Accordingly, we classified $4.3 million and $1.2 million in excess tax benefits as cash from financing activities rather than cash from operating activities on our Statements of Consolidated Cash Flows for the years ended December 31, 2007 and 2006, respectively.

Determining fair value

We estimated fair value using a Monte Carlo simulation to forecast relative TSR performance. Consistent with the guidelines of SFAS 123R, a correlation matrix of historic and projected stock prices was developed for both Cliffs and its predetermined peer group of mining and metals companies.

The expected term of the grant represented the time from the grant date to the end of the service period for each of the three performance Agreements. We estimated the volatility of our common stock and that of the peer group of mining and metals companies using daily price intervals for all companies. The risk-free interest rate was the rate at the valuation date on zero-coupon government bonds, with a term commensurate with the remaining life of the performance plans.

The assumptions for the 2007 plan year utilized to estimate the fair value of the Agreements incorporating Cliffs' relative TSR and the calculated fair values are as follows:

Plan Year	Grant Date	Grant Date Market Price	Average Expected Term (Years)	Expected Volatility	Risk-Free Interest Rate	Dividend Yield	Fair Value (Percent of Grant Date Market Price)
2007	10/1/2007	$91.78	2.2	43%	4.46	0.72	105.95%
2007	7/27/2007	69.39	2.4	43	4.46	0.72	105.95

On April 30, 2007, the Compensation and Organization Committee of the Board of Directors provided the 2005 and 2006 Plan participants with the option to elect to measure performance for the pay-out of performance shares to be based upon a single three-year performance ("new averaging") rather than using cumulative quarterly performance ("old averaging"). Below are the assumptions for the 2005 and 2006 awards, with the fair value as a percent of the grant date, using the "new averaging" method:

Plan Year	Grant Date	Grant Date Market Price	Average Expected Term (Years)	Expected Volatility	Risk-Free Interest Rate	Dividend Yield	Fair Value (Percent of Grant Date Market Price)
2006 . . .	12/11/2006	$47.99	2.1	39%	4.68	0.72	94.54%
2006 . . .	9/1/2006	37.45	2.3	39	4.68	0.72	121.15
2006 . . .	5/8/2006	48.17	2.6	39	4.68	0.72	47.10
2006 . . .	9/1/2006	37.45	1.3	32	4.71	0.72	121.15
2005 . . .	11/15/2005	44.10	2.1	32	4.71	0.72	104.06
2005 . . .	5/23/2005	28.02	2.6	32	4.71	0.72	127.94
2005 . . .	3/8/2005	39.26	2.8	32	4.71	0.72	112.89

Below is the difference in the 2005 and 2006 "old averaging" fair value, calculated prior to the modification and the "new averaging" fair value, calculated under the new terms:

Plan Year	Grant Date	Grant Date Stock Price	Pre-modification Fair Value (1)	Change in Fair Value	Revised Fair Value
2006	12/11/2006	$47.99	$ 4.00	$41.37	$45.37
2006	9/1/2006	37.45	4.01	41.36	45.37
2006	5/8/2006	48.17	4.00	18.69	22.69
2006	9/1/2006	37.45	4.01	41.36	45.37
2005	11/15/2005	44.10	49.72	(3.83)	45.89
2005	5/23/2005	28.02	39.23	(3.38)	35.85
2005	3/8/2005	39.26	48.05	(3.73)	44.32

(1) Represents the fair value immediately preceeding the modification

We adjusted the number of shares awarded under our share-based equity plans concurrent with our June 30, 2006 two-for-one stock split. Management has concluded that the equity anti-dilution adjustments were required and accordingly, the adjustments did not require the recognition of incremental compensation expense.

Stock option, restricted stock, deferred stock allocation and performance share activity under our Incentive Equity Plans and Non-employee Directors' Compensation Plans are as follows:

	2007		2006		2005	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Stock options:						
Options outstanding at beginning of year	**11,800**	**$10.07**	54,268	$14.69	436,168	$15.59
Granted during the year	—		—		—	
Exercised	**(5,900)**	**9.31**	(42,468)	15.97	(350,100)	16.27
Cancelled or expired	—		—		(31,800)	9.60
Options outstanding at end of year	**5,900**	**10.84**	11,800	10.07	54,268	14.69
Options exercisable at end of year	**5,900**	**10.84**	11,800	10.07	54,268	14.69
Restricted awards:						
Awarded and restricted at beginning of year	**324,662**		193,180		121,500	
Awarded during the year	**82,346**		162,208		151,126	
Vested	**(149,651)**		(30,726)		(79,446)	
Cancelled	—		—		—	
Awarded and restricted at end of year	**257,357**		324,662		193,180	
Performance shares:						
Allocated at beginning of year	**430,836**		822,118		1,234,364	
Allocated during the year	**195,444**		118,080		111,812	
Issued	**(264,508)**		(202,518)		(271,456)	
Forfeited/cancelled	—		(306,844)		(252,602)	
Allocated at end of year	**361,772**		430,836		822,118	
Vested or expected to vest at December 31, 2007	**293,253**					
Directors' retainer and voluntary shares:						
Awarded at beginning of year	**550**		1,856		12,720	
Awarded during the year	—		1,082		2,458	
Issued	—		(2,388)		(13,322)	
Awarded at end of year	**550**		550		1,856	
Reserved for future grants or awards at end of year:						
Employee plans	**921,153**		1,334,296		1,271,302	
Directors' plans	**79,286**		86,774		93,328	
Total	**1,000,439**		1,421,070		1,364,630	

The intrinsic value of options exercised during 2007, 2006 and 2005 was $0.1 million, $0.7 million and $2.8 million, respectively.

A summary of our non-vested shares as of December 31, 2007 is shown below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	756,048	$28.70
Granted	227,946	70.20
Vested	(364,315)	23.45
Forfeited/expired	—	—
Nonvested, end of year	619,679	$47.05

The total compensation cost related to non-vested awards not yet recognized is $13.1 million.

Exercise prices for stock options outstanding as of December 31, 2007 ranged are as follows:

	Outstanding and Exercisable		
Range of exercise prices	Number of Shares Underlying Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$10 — $20	5,900	1.0	$10.84

NOTE 12 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of Accumulated Other Comprehensive Income (Loss) and related tax effects allocated to each are shown below:

	(In Millions)		
	Pre-tax Amount	Tax Benefit (Provision)	After-tax Amount
Year-ended December 31, 2005:			
Minimum postretirement benefit liability	$(107.9)	$ 7.1	$(100.8)
Foreign currency translation adjustments	(24.7)	—	(24.7)
Unrealized loss on derivative financial instruments	(2.6)	0.8	(1.8)
Unrealized gain on securities	2.6	(0.9)	1.7
	$(132.6)	$ 7.0	$(125.6)
Year ended December 31, 2006:			
Minimum postretirement benefit liability	$ (80.3)	$ (2.6)	$ (82.9)
Foreign currency translation adjustments	9.6	—	9.6
Unrealized gain on derivative financial instruments	6.4	(1.9)	4.5
Unrealized gain on securities	14.7	(5.1)	9.6
Cumulative effect of implementing SFAS 158	(171.1)	60.4	(110.7)
	$(220.7)	$50.8	$(169.9)
Year ended December 31, 2007:			
Postretirement benefit liability	**$(192.5)**	**$37.7**	**$(154.8)**
Foreign currency translation adjustments	**96.5**	**—**	**96.5**
Unrealized net gain on derivative financial instruments	**26.7**	**(8.0)**	**18.7**
Unrealized loss on interest rate swap	**(1.4)**	**0.5**	**(0.9)**
Unrealized gain on securities	**15.7**	**(5.5)**	**10.2**
	$ (55.0)	**$24.7**	**$ (30.3)**

Accumulated Other Comprehensive Income (Loss) balances are as follows:

	(In Millions)						
	Postretirement Benefit Liability	Adoption of SFAS No. 158	Unrealized Net Gain on Securities	Foreign Currency Translation	Unrealized (Loss) on Interest Rate Swap	Unrealized Net Gain (Loss) on Derivative Financial Instruments	Accumulated Other Comprehensive Gain (Loss)
Balance December 31, 2004	$ (81.2)	$ —	$ 0.2	$ —	$—	$ —	$ (81.0)
Change during 2005	(19.6)	—	1.5	(24.7)	—	(1.8)	(44.6)
Balance December 31, 2005	(100.8)	—	1.7	(24.7)	—	(1.8)	(125.6)
Change during 2006	17.9	(110.7)	7.9	34.3	—	6.3	(44.3)
Balance December 31, 2006	**(82.9)**	**(110.7)**	**9.6**	**9.6**	**—**	**4.5**	**(169.9)**
Change during 2007	**(71.9)**	**110.7**	**0.6**	**86.9**	**(0.9)**	**14.2**	**139.6**
Balance December 31, 2007	**$(154.8)**	**$ —**	**$10.2**	**$ 96.5**	**$(0.9)**	**$18.7**	**$ (30.3)**

NOTE 13 — SHAREHOLDERS' EQUITY

Under our share purchase rights plan, one-quarter of a right is attached to each of our common shares outstanding or subsequently issued. One right entitles the holder to buy from us one-hundredth of one common share. The rights expired on September 19, 2007.

NOTE 14 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and fair value of our financial instruments at December 31, 2007 and 2006 were as follows:

	(In Millions)			
	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	**$157.1**	**$157.8**	$351.7	$351.7
Derivative assets	**69.5**	**69.5**	32.9	32.9
Long-term receivable*	**50.0**	**61.4**	55.7	68.4
Marketable securities*	**74.6**	**73.1**	28.9	28.9
Hedge contracts (long-term)	**5.9**	**5.9**	3.6	3.6
Long-term debt*	**446.2**	**445.7**	6.9	6.6
Deferred payment	**96.2**	**96.2**	—	—

* Includes current portion.

Certain supply agreements with one of our North American customers include provisions for supplemental revenue or refunds based on the customer's annual steel pricing for the year the product is consumed in the customer's blast furnace. The supplemental pricing is characterized as an embedded derivative instrument and is required to be accounted for separately from the contract base price. The embedded derivative instrument, which is finalized based on a future price, is marked to fair value as revenue adjustments each reporting period until the product is consumed and the amount is settled. Derivative assets, representing the fair value of pricing factors, were $53.8 million and $26.6 million on the December 31, 2007 and December 31, 2006 Statements of Consolidated Financial Position, respectively.

The fair value of the long-term receivable from ArcelorMittal USA of $60.9 million and $68.4 million at December 31, 2007 and December 31, 2006, respectively, is based on the discount rate utilized by the Company, which represents an approximate fixed borrowing rate. Portman has a non-interest bearing rail credit receivable of $0.5 million and $0.8 million at December 31, 2007 and December 31, 2006 respectively.

Marketable securities consist of the following:

	(In Millions)			
	Book value		Fair value	
	2007	2006	2007	2006
Held to maturity — current	**$18.9**	$ —	**$19.0**	$ —
Held to maturity — non-current	**25.8**	—	**24.2**	—
Total held to maturity	**44.7**	—	**43.2**	—
Available for sale — non-current	**29.9**	28.9	**29.9**	28.9
Total	**$74.6**	$28.9	**$73.1**	$28.9
Asset backed securities	**$23.1**			
Floating rate notes	**21.6**			
	$44.7			

At December 31, 2007, we held investments totaling $44.7 million which were stated at cost and classified as held to maturity. The investments are held in asset-backed securities and floating rate notes. We evaluate our investments in securities for impairment at each reporting period in accordance with SFAS 115. If a decline in fair value is judged other than temporary, the basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included as a realized loss.

The fair value of our current held to maturity investments, consisting primarily of floating rate note investments, is below cost. We intend to hold these investments to maturity, when we will contractually receive the face value of these investments. The impairment of the floating rate note investment was determined to be temporary and no impairment was recognized.

We own 9.2 million shares of PolyMet Corp common stock, representing 6.7 percent of issued shares as a result of the sale of certain land, crushing and concentrating and other ancillary facilities located at our Cliffs Erie site (formerly owned by LTVSMC) to PolyMet. We intend to hold our shares of PolyMet indefinitely. We have the right to participate in up to 6.7 percent of any future financing and PolyMet has the first right to acquire or place Cliffs shares should it choose to sell. We classified the shares as available-for-sale and record mark-to-market changes in the value of the shares to other comprehensive income.

At December 31, 2007, our North American Iron Ore mining ventures had in place forward purchase contracts, designated as normal purchases, of natural gas and diesel fuel in the notional amount of $39.4 million and $13.2 million, respectively. The unrecognized fair value gain on the contracts at December 31, 2007, which mature at various times through December 2009 was estimated to be $5.7 million based on December 31, 2007 forward rates.

At our Asia-Pacific iron ore operations, we hedge a portion of our United States currency-denominated sales in accordance with a formal policy. The primary objective for using derivative financial instruments is to reduce the earnings volatility attributable to changes in Australian and United States currency fluctuations. We had $15.7 million and $6.3 million of hedge contracts recorded as *Derivative assets* on the December 31, 2007 and 2006 Statements of Consolidated Financial Position, respectively, and $5.9 million and $3.6 million of hedge contracts recorded as long-term assets as *Deposits and miscellaneous* on the Statements of Consolidated Financial Position at December 31, 2007 and 2006, respectively.

The fair value of long-term debt is as follows:

	(In Millions)	
	Carrying Value	Fair Value
Term loan	$200.0	$200.0
Revolving loan	240.0	240.0
Customer borrowings	6.2	5.7
Total	$446.2	$445.7

The term loan and revolving loan are variable rate interest and approximate fair value. The fair value of the customer borrowings was determined based on a discounted cash flow analysis and estimated current borrowing rates. See NOTE 6 — CREDIT FACILITIES.

NOTE 15 — EARNINGS PER SHARE

The following table summarizes the computation of basic and diluted earnings per share.

	(In Millions, Except per Share)					
	2007		2006		2005	
	Amount	Per Share	Amount	Per Share	Amount	Per Share
Income from continuing operations	**$ 269.8**	**$6.50**	$ 279.8	$6.65	$ 273.2	$6.29
Preferred dividend	**(5.2)**	**(.13)**	(5.6)	(.13)	(5.6)	(.13)
Income from continuing operations applicable to common shares	**264.6**	**6.38**	274.2	6.52	267.6	6.16
Discontinued operations	**0.2**	**.00**	0.3	.01	(0.8)	(.02)
Cumulative effect	**—**	**—**	—	—	5.2	.12
Income applicable to common shares — basic	**264.8**	**$6.38**	274.5	$6.53	272.0	$6.26
Dilutive effect preferred dividend	**5.2**		5.6		5.6	
Income applicable to common shares plus assumed conversions — diluted	**$ 270.0**	**$5.14**	$ 280.1	$5.20	$ 277.6	$4.99
Average number of shares (in thousands)						
Basic	**41,494**		42,072		43,456	
Employee stock plans	**264**		481		1,061	
Convertible preferred stock	**10,755**		11,274		11,156	
Diluted	**52,513**		53,827		55,673	

NOTE 16 — CONTINGENCIES

We have been named defendants in 485 actions brought from 1986 to date by former seamen in which the plaintiffs claim damages under federal law for illnesses allegedly suffered as the result of exposure to airborne asbestos fibers while serving as crew members aboard the vessels previously owned or managed by our entities until the mid-1980s. All of these actions have been consolidated into multidistrict proceedings in the Eastern District of Pennsylvania, whose docket now includes a total of over 30,000 maritime cases filed by seamen against ship-owners and other defendants. All of these cases have been dismissed without prejudice, but can be reinstated upon application by plaintiffs' counsel. The claims against our entities are insured in amounts that vary by policy year; however, the manner in which these retentions will be applied remains uncertain. Our entities continue to vigorously contest these claims and have made no settlements on them.

We are periodically involved in litigation incidental to our operations. We believe that any pending litigation will not result in a material liability in relation to our consolidated financial statements.

NOTE 17 — CASH FLOW INFORMATION

Cash payments for interest and income taxes are as follows:

	(In Millions)		
	2007	2006	2005
Taxes paid on income	**$123.6**	$95.7	$86.2
Interest paid on debt obligations	**16.6**	2.7	2.0

We acquired PinnOak for $450 million in cash, of which $108.4 million was deferred until December 31, 2009, plus the non-cash assumption of $159.6 million in debt, which was repaid at closing. The deferred payment was discounted to $93.7 million using a credit-adjusted risk-free rate of six percent. In conjunction with the acquisition, liabilities assumed are as follows:

	(In Millions)
Fair value of assets acquired	$ 850.8
Cash paid	(346.4)
Non-cash debt assumed	(159.6)
Deferred payment	(93.7)
Acquisition costs	(1.5)
Liabilities assumed	$ 249.6

A reconciliation of capital additions to cash paid for capital expenditures is as follows:

	(In Millions)		
	2007	2006	2005
Capital additions	**$235.1**	$112.5	$109.8
Cash paid for capital expenditures	**199.5**	119.5	97.8
Difference	**$ 35.6**	$ (7.0)	$ 12.0
Non-cash accruals	**$ 4.7**	$ (7.0)	$ 12.0
Capital leases	**30.9**	—	—
Total	**$ 35.6**	$ (7.0)	$ 12.0

NOTE 18 — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In Millions, Except Per Common Share)

	2007				
	Quarters				
	First	**Second**	**Third**	**Fourth**	**Year**
Revenues from product sales and services	**$325.5**	**$547.6**	**$619.6**	**$782.5**	**$2,275.2**
Sales margin	**61.8**	**129.6**	**107.3**	**163.3**	**462.0**
Income before extraordinary gain and cumulative effect of accounting change	**32.5**	**86.9**	**56.9**	**93.7**	**270.0**
Net income	**32.5**	**86.9**	**56.9**	**93.7**	**270.0**
Earnings per share					
Basic	**$ .77**	**$ 2.10**	**$ 1.34**	**$ 2.14**	**$ 6.38**
Diluted	**.62**	**1.66**	**1.08**	**1.77**	**5.14**

The sum of quarterly EPS may not equal EPS for the year due to discrete quarterly calculations.

Our 2007 financial statements include PinnOak's results since the July 31, 2007 acquisition.

	2006				
	Quarters				
	First	Second	Third	Fourth	Year
Revenues from product sales and services	$306.4	$486.2	$580.1	$549.0	$1,921.7
Sales margin	55.4	128.7	132.5	97.4	414.0
Income before extraordinary gain and cumulative effect of accounting change	37.9	83.1	89.1	70.0	280.1
Net income	37.9	83.1	89.1	70.0	280.1
Earnings per share					
Basic	$ .83	$ 1.91	$ 2.13	$ 1.69	$ 6.53
Diluted	.67	1.53	1.68	1.33	5.20

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Cleveland-Cliffs Inc
Cleveland, OH

We have audited the internal control over financial reporting of Cleveland-Cliffs Inc and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in *Management's Report on Internal Controls Over Financial Reporting*, management excluded from its assessment the internal control over financial reporting at PinnOak Resources, LLC, which was acquired on July 31, 2007 and whose financial statements constitute 9% and 25% of net and total assets, respectively, 4% of revenues and (17%) of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at PinnOak Resources, LLC. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Controls Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

/s/ DELOITTE & TOUCHE LLP

Cleveland, OH
February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Cleveland-Cliffs Inc
Cleveland, OH

We have audited the accompanying statements of consolidated financial position of Cleveland-Cliffs Inc and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related statements of consolidated operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cleveland-Cliffs Inc and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, in 2007. As discussed in Notes 1, 8, and 11 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, in 2006. Additionally, as discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed its method of accounting for stripping costs incurred during the production phase of a mine.

/s/ DELOITTE & TOUCHE LLP

Cleveland, OH
February 29, 2008

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) promulgated under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

On July 31, 2007, we completed our acquisition of 100 percent of PinnOak. As permitted by the SEC, we excluded PinnOak from management's assessment of internal control over financial reporting as of December 31, 2007. PinnOak constituted approximately 9 percent and 25 percent of net and total assets, respectively, as of December 31, 2007 and four percent and negative 17 percent of consolidated total revenues and net income, respectively. PinnOak will be included in management's assessment of the internal control over financial reporting for the Company as of December 31, 2008.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on our assessment, we concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report that appears herein.

February 29, 2008

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchanges Act, during the fourth quarter of the fiscal year 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than changes in internal control relating to the remediation of a material weakness identified in a prior period as discussed below.

Remediation of Previously Disclosed Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with our assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, we determined that there were control deficiencies that in their aggregate constituted a material weakness.

The material weakness identified that we did not maintain a sufficient complement of personnel with an appropriate level of technical accounting knowledge, experience and training to consistently perform independent secondary reviews and to appropriately interpret and apply complex accounting standards.

During the fiscal year 2007, we undertook the following actions which we believe effectively remediated the material weakness.

- We increased the technical accounting knowledge and experience of the Company by adding key personnel to our Corporate Accounting, Internal Audit and Tax departments.
- We reviewed and documented our key accounting positions to ensure that U.S. GAAP is being appropriately applied.
- We strengthened the control procedures around our collect and hold transactions, ensuring the appropriate application of the revenue recognition criteria for such sales.
- Engaged resources where necessary.
- Evaluated, revised and implemented new accounting policies and procedures in various areas, including account reconciliations and management review of key accounting and reporting matters.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required to be furnished by this Item will be set forth in our definitive Proxy Statement to Security Holders under the headings "Information Concerning Directors and Nominees", "Section 16(a) Beneficial Ownership Reporting and Compliance", "Business Ethics Policy", "Board of Directors and Board Committees — Audit Committee", and "Agreements and Transactions" and is incorporated herein by reference and made a part hereof from the Proxy Statement. The information regarding executive officers required by this Item is set forth in Part I hereof under the heading "Executive Officers of the Registrant", which information is incorporated herein by reference and made a part hereof.

Item 11. *Executive Compensation.*

The information required to be furnished by this Item will be set forth in our definitive Proxy Statement to Security Holders under the headings "Executive Compensation", "Directors' Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth certain information regarding the following equity compensation plans as of December 31, 2007: the 1992 ICE Plan, the 2007 ICE Plan, the MPI Plan, the EMPI Plan and the Mine Performance Bonus Plan, which we refer to as the Mine Plan, the VNQDC Plan and the Directors' Plan. Only the 1992 ICE Plan, the 2007 ICE Plan, the Directors' Plan and the EMPI Plan have been approved by shareholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders	367,672(1)	$10.84	1,000,439(2)
Equity compensation plans not approved by security holders	0	N/A	(3)

(1) Includes 361,772 performance share awards, an award initially denominated in shares, but no shares are actually issued until performance targets are met. The weighted-average exercise price of outstanding options, warrants and rights, column (b), does not take these awards into account.

(2) Includes 921,153 common shares remaining available under the 2007 ICE Plan, which authorizes the Compensation Committee to make awards of option rights, restricted shares, deferred shares, performance shares and performance units (including up to 257,357 restricted shares and deferred shares); and 79,286 common shares remaining available under the Directors' Plan, which authorizes the award of restricted shares, which we refer to as the annual equity grant, to Directors upon their election or re-election to the Board at the annual meeting and provides (i) that the Directors are required to take $15,000 of the annual retainer in common shares unless they meet the Director share ownership guidelines, and (ii) may take up to 100 percent of their retainer and other fees in common shares.

(3) The MPI Plan, the Mine Plan, and the VNQDC Plan provide for the issuance of common shares, but do not provide for a specific amount available under the plans. Descriptions of those plans are set forth below.

MPI Plan

The Management Performance Incentive Plan, known as the MPI Plan, provides an opportunity for elected officers and other management employees to earn annual cash bonuses. Bonuses may also be paid in common shares. Certain participants in the MPI Plan may elect to defer all or a portion of such bonus into the VNQDC Plan. Each year the participants under the MPI Plan must make their cash bonus deferral election by December 31 of the year prior to the year in which the bonus is earned. A further election to exchange this bonus into shares may be made before payment of the bonus at a time selected by the Chief Executive Officer. We refer to these exchanged shares as bonus exchange shares. These participants may also elect at this time to have dividends credited with respect to the bonus exchange shares, either credited in additional deferred common shares, deferred in cash or paid out in cash in an in-service compensation distribution. In order to encourage elections to be credited with deferred common shares, the participants in the MPI Plan, who elect to have their cash bonuses credited to an account with bonus exchange shares, will be credited with restricted deferred common shares in the amount of 25 percent of the bonus exchange shares, which we refer to as bonus match shares. These participants must comply with the employment and non-distribution requirements for the bonus exchange shares during a five-year period for the bonus match shares to become vested and nonforfeitable.

Mine Plan

The Mine Plan provides an opportunity for senior mine managers to earn cash bonuses. Bonuses earned under the Mine Plan are determined and paid quarterly to the participants. Certain participants may elect to defer all or part of their quarterly cash bonuses under the VNQDC Plan. Participants in the Mine Plan may further elect to have his or her deferred cash bonus credited to an account with deferred common shares. Each year participants under the Mine Plan must make their bonus exchange shares election (for the four quarters of that year). Such elections must be made by December 31 of the year prior to the year in which the quarterly bonuses are earned. As with the participants electing bonus exchange shares under the MPI Plan, participants under the Mine Plan electing bonus exchange shares will receive or be credited with restricted bonus match shares in an amount of 25 percent of the bonus exchange shares with the same five-year vesting period.

VNQDC Plan

The VNQDC Plan was originally adopted by the Board of Directors to provide certain key management and highly compensated employees of ours or our selected affiliates with the opportunity to defer receipt of a portion of their regular compensation in order to defer taxation of these amounts. The VNQDC Plan also permits deferral of bonus awards under the MPI Plan, the EMPI Plan, the Mine Plan, and Performance Shares (awarded under the 1992 ICE Plan and 2007 ICE Plan). In addition, the VNQDC Plan contains the Management Share Acquisition Program, or ("MSAP"), whose purpose is to provide designated management employees with the opportunity to acquire deferred interests in common shares through deferral of their bonuses. The VNQDC Plan also contains the Officer Share Acquisition Program, or ("OSAP"), which permits elected officers who have not met the requirements of our Share Ownership Guidelines, to acquire deferred interests in common shares with compensation previously deferred in cash under the VNQDC Plan. When participants in the MPI Plan, the Mine Plan or the MSAP or OSAP elect to have accounts credited with deferred common shares under the VNQDC Plan, they receive a match equal to 25 percent of the value of the deferred common shares that is credited by us to the accounts of participants.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required to be furnished by this Item will be set forth in our definitive Proxy Statement to Security Holders under the heading "Director Independence" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

Item 14. *Principal Accountant Fees and Services.*

The information required to be furnished by this Item will be set forth in our definitive Proxy Statement to Security Holders under the heading "Ratification of Independent Auditors" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K.***

(a)(1) and (2) — List of Financial Statements and Financial Statement Schedules.

The following consolidated financial statements of Cleveland-Cliffs Inc are included at Item 8 above:

Statements of Consolidated Financial Position — December 31, 2007 and 2006

Statements of Consolidated Operations — Years ended December 31, 2007, 2006 and 2005

Statements of Consolidated Cash Flows — Years ended December 31, 2007, 2006 and 2005

Statements of Consolidated Shareholders' Equity — Years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

The following consolidated financial statement schedule of Cleveland-Cliffs Inc is included herein in Item 15(d) and attached as Exhibit 99(a).

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) List of Exhibits — Refer to Exhibit Index on pages 161-171, which is incorporated herein by reference.

(c) Exhibits listed in Item 15(a)(3) above are incorporated herein by reference.

(d) The schedule listed above in Item 15(a)(1) and (2) is attached as Exhibit 99(a) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ LAURIE BRLAS

Name: Laurie Brlas
Title: Senior Vice President-
Chief Financial Officer

Date: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ J. CARRABBA J. Carrabba	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2008
/s/ L. BRLAS L. Brlas	Senior Vice President-Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	February 29, 2008
* R. C. Cambre	Director	February 29, 2008
* S. M. Cunningham	Director	February 29, 2008
* B. J. Eldridge	Director	February 29, 2008
* S. Green	Director	February 29, 2008
* J. D. Ireland, III	Director	February 29, 2008
* F. R. McAllister	Director	February 29, 2008
* R. Phillips	Director	February 29, 2008
* R. K. Riederer	Director	February 29, 2008
* A. Schwartz	Director	February 29, 2008

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to a Power of Attorney executed on behalf of the above-indicated officers and directors of the registrant and filed herewith as Exhibit 24 on behalf of the registrant.

By: /s/ L. Brlas
(L. Brlas, as Attorney-in-Fact)

EXHIBIT INDEX

All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by Cleveland-Cliffs Inc, file number 1-09844, unless otherwise indicated.

Exhibit Number		Pagination by Sequential Numbering System
	Plan of acquisition, reorganization, arrangement, liquidation or succession	
2(a)	# Share Purchase Agreement by and among Cliffs International Lux IV Sarl, Centennial Asset Mining Fund LLC, Eike Fuhrken Batista, and, for limited purposes, MMX Mineração e Metálicos S.A. dated December 12, 2006 (filed as Exhibit 2(a) to Form 10-K on May 25, 2007 and incorporated by reference)	Not Applicable
2(b)	# Unit Purchase Agreement by and among Cleveland-Cliffs Inc and PinnOak Resources, LLC, The Regent Investment Company, L.P., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)1, L.P., Questor Partners Fund II AIV-1, LLC, Questor General Partner II, L.P. and PinnOak Resources Employee Equity Incentive Plan, LLC dated June 14, 2007 (filed as Exhibit 2(a) to Form 10-Q on August 3, 2007 and incorporated by reference)	Not Applicable
	Articles of Incorporation and By-Laws of Cleveland-Cliffs Inc	
3(a)	Amended Articles of Incorporation of Cleveland-Cliffs Inc as filed with the Secretary of State of the State of Ohio on January 20, 2004 (filed as Exhibit 3(a) to Form 10-K of Cleveland-Cliffs Inc on February 13, 2004 and incorporated by reference)	Not Applicable
3(b)	Amendment to Amended Articles of Incorporation as filed with the Secretary of State of the State of Ohio on November 30, 2004 (filed as Exhibit 3(a) to Form 8-K on November 30, 2004 and incorporated by reference)	Not Applicable
3(c)	Amendment No. 2 to Amended Articles of Incorporation as filed with the Secretary of State of the State of Ohio (filed as Exhibit 3(a) to Form 8-K of Cleveland-Cliffs Inc on June 9, 2006 and incorporated by reference)	Not Applicable
3(d)	Regulations of Cleveland-Cliffs Inc (filed as Exhibit 3(b) to Form 10-K of Cleveland-Cliffs Inc filed on February 2, 2001 and incorporated by reference)	Not Applicable
	Instruments defining rights of security holders, including indentures	
4(a)	Form of Common Share Certificate	Filed Herewith
4(b)	Form of Series A-2 Preferred Stock Certificate (filed as Exhibit 4(b) to Form 10-K of Cleveland-Cliffs Inc on February 13, 2004 and incorporated by reference)	Not Applicable
4(c)	Multicurrency Credit Agreement among Cleveland-Cliffs Inc, Bank of America, N.A., as Administrative Agent, Swing Line Lender and Letter of Credit Issuer, JP Morgan Chase Bank, N.A., as Syndication Agent, and 11 other financial institutions dated August 17, 2007 (filed as Exhibit 4(a) to Form 8-K of Cleveland-Cliffs Inc on August 20, 2007 and incorporated by reference)	Not Applicable
	Material Contracts	
10(a)	* Cleveland-Cliffs Inc Supplemental Retirement Benefit Plan (as Amended and Restated, effective January 1, 2001) (filed as Exhibit 10(c) to Form 10-Q of Cleveland-Cliffs Inc on July 27, 2001 and incorporated by reference)	Not Applicable

The Company agrees to furnish supplementally a copy of any omitted exhibits or schedules to the Securities and Exchange Commission upon request.

* Reflects management contract or other compensatory arrangement required to be filed as an Exhibit pursuant to Item 15(b) of this Report.

Exhibit Number		Pagination by Sequential Numbering System
10(b)	* Amendment No. 1 to the Cleveland-Cliffs Inc Supplemental Retirement Benefit Plan (as Amended and Restated effective January 1, 2001), dated as of November 13, 2001 (filed as Exhibit 10(b) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(c)	* Amendment No. 2 to the Cleveland-Cliffs Inc Supplemental Retirement Benefit Plan (as Amended and Restated effective January 1, 2001) dated September 11, 2006 (filed as Exhibit 10(c) to Form 10-K on May 25, 2007 and incorporated by reference)	Not Applicable
10(d)	* Amendment No. 3 to the Cleveland-Cliffs Inc Supplemental Retirement Benefit Plan (as Amended and Restated effective January 1, 2001) dated December 29, 2006 and effective December 1, 2006 (filed as Exhibit 10(d) to Form 10-K on May 25, 2007 and incorporated by reference)	Not Applicable
10(e)	* Severance Agreements dated as of January 1, 2000, by and between Cleveland-Cliffs Inc and certain executive officers (filed as Exhibit 10(b) to Form 10-K of Cleveland-Cliffs Inc on March 16, 2000 and incorporated by reference)	Not Applicable
10(f)	* Form of Severance Agreement by and between Cleveland-Cliffs Inc and certain elected officers of the Company dated as of May 19, 2006 and effective as of May 8, 2006 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on May 25, 2006 and incorporated by reference)	Not Applicable
10(g)	* Severance Agreement dated as of April 16, 2001 by and between Cleveland-Cliffs Inc and David H. Gunning (filed as Exhibit 10(b) to Form 10-Q of Cleveland-Cliffs Inc filed on July 27, 2001, and incorporated by reference)	Not Applicable
10(h)	* Severance Agreement by and between Cleveland-Cliffs and Donald J. Gallagher, dated as of March 9, 2004 (filed as Exhibit 10(b) to Form 10-Q of Cleveland-Cliffs Inc on July 29, 2004 and incorporated by reference)	Not Applicable
10(i)	* Severance Agreement by and between Cleveland-Cliffs Inc and Joseph A. Carrabba, dated as of May 23, 2005 (filed as Exhibit 10(a) to Form 10-Q of Cleveland-Cliffs Inc on July 28, 2005 and incorporated by reference)	Not Applicable
10(j)	* Amendment No. 1 to Annex A to the Severance Agreement between Cleveland-Cliffs Inc and Joseph A. Carrabba effective May 9, 2006 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on May 10, 2006 and incorporated by reference)	Not Applicable
10(k)	* Severance Agreement by and between Cleveland-Cliffs Inc and Laurie Brlas dated as of January 8, 2007 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on February 21, 2007 and incorporated by reference)	Not Applicable
10(l)	* Letter Agreement of Employment by and between Cleveland-Cliffs Inc and Joseph A. Carrabba dated as of April 29, 2005 (filed as Exhibit 10(b) to Form 10-Q of Cleveland-Cliffs Inc on July 28, 2005 and incorporated by reference)	Not Applicable
10(m)	* Letter Agreement of Employment by and between Cleveland-Cliffs Inc and Laurie Brlas dated as of November 22, 2006 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on November 28, 2006 and incorporated by reference)	Not Applicable
10(n)	* Letter Agreement of Employment by and between Cleveland-Cliffs Inc and William Brake dated as of April 4, 2007 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on April 10, 2007 and incorporated by reference)	Not Applicable

* Reflects management contract or other compensatory arrangement required to be filed as an Exhibit pursuant to Item 15(b) of this Report.

Exhibit Number		Pagination by Sequential Numbering System
10(o)	* Cleveland-Cliffs Inc and Subsidiaries Management Performance Incentive Plan, effective as of January 1, 2004 (Summary Description) (filed as Exhibit 10(c) to Form 10-Q of Cleveland-Cliffs Inc on July 29, 2004 and incorporated by reference)	Not Applicable
10(p)	* Cleveland-Cliffs Inc Executive Management Performance Incentive Plan adopted July 27, 2007 and effective as of January 1, 2007 (filed as Annex C to the proxy statement of Cleveland-Cliffs Inc on June 15, 2007 and incorporated by reference)	Not Applicable
10(q)	* Form of Indemnification Agreement with Directors (filed as Exhibit 10(f) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(r)	* Director and Officer Indemnification Agreement, dated as of July 10, 2001 by and between Cleveland-Cliffs Inc and David H. Gunning (filed as Exhibit 10(a) to Form 10-Q on October 25, 2001 and incorporated by reference)	Not Applicable
10(s)	* Cleveland-Cliffs Inc 2007 Incentive Equity Plan adopted July 27, 2007 and effective as of March 13, 2007 (filed as Annex B to the proxy statement of Cleveland-Cliffs Inc on June 15, 2007 and incorporated by reference)	Not Applicable
10(t)	* Form of 2007 Participant Grant and Agreement dated as of March 13, 2007 from the Cleveland-Cliffs Inc 2007 Incentive Equity Plan with performance grant period commencing January 1, 2007 through December 31, 2009 (filed as Exhibit 10(d) to Form 10-Q of Cleveland-Cliffs Inc on August 3, 2007 and incorporated by reference)	Not Applicable
10(u)	* Cleveland-Cliffs Inc 1992 Incentive Equity Plan (as Amended and Restated as of May 13, 1997), effective as of May 13, 1997 (filed as Exhibit 10(i) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(v)	* Amendment to the Cleveland-Cliffs Inc 1992 Incentive Equity Plan (as Amended and Restated as of May 13, 1997), effective May 11, 1999 (filed as Appendix A to Proxy Statement of Cleveland-Cliffs Inc on March 22, 1999 and incorporated by reference)	Not Applicable
10(w)	* Form of Restricted Shares Agreement under the 1992 Incentive Equity Plan (as Amended and Restated as of May 13, 1997) as amended, authorized by the Compensation & Organization Committee of the Company and effective as of March 8, 2005 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on March 14, 2005 and incorporated by reference)	Not Applicable
10(x)	* Form of Amendment No. 1 to the Cleveland-Cliffs Inc Restricted Shares Agreement dated March 8, 2005 (filed as Exhibit 10(b) to Form 8-K of Cleveland-Cliffs Inc on December 1, 2005 and incorporated by reference)	Not Applicable
10(y)	* Form of the Restricted Shares Agreement under the 1992 Incentive Equity Plan (as Amended and Restated as of May 13, 1997) as amended, between Cleveland-Cliffs Inc and Joseph A. Carrabba effective May 23, 2005 (filed as Exhibit 10(c) to Form 10-Q of Cleveland-Cliffs Inc on July 28, 2005 and incorporated by reference)	Not Applicable
10(z)	* Form of the 2006 Restricted Shares Agreement for the Retirement Eligible Employee (filed as Exhibit 99(a) to Form 8-K of Cleveland-Cliffs Inc on March 17, 2006 and incorporated by reference)	Not Applicable

* Reflects management contract or other compensatory arrangement required to be filed as an Exhibit pursuant to Item 15(b) of this Report.

Exhibit Number		Pagination by Sequential Numbering System
10(aa)	* Form of the 2006 Restricted Shares Agreement for the Non-Retirement Eligible Employee (filed as Exhibit 99(b) to Form 8-K of Cleveland-Cliffs Inc on March 17, 2006 and incorporated by reference)	Not Applicable
10(bb)	* Form of the 2006 Restricted Shares Agreement for David H. Gunning (filed as Exhibit 99(c) to Form 8-K of Cleveland-Cliffs Inc on March 17, 2006 and incorporated by reference)	Not Applicable
10(cc)	* Amendment to Restricted Shares Agreements for John S. Brinzo as set forth by Cleveland-Cliffs Inc dated September 18, 2006 and effective as of September 1, 2006 (filed as Exhibit 10(z) to Form 10-K of Cleveland-Cliffs Inc on May 25, 2007 and incorporated by reference)	Not Applicable
10(dd)	* Amendment to Restricted Shares Agreements for John S. Brinzo by Cleveland-Cliffs Inc dated May 17, 2007 and effective as of May 9, 2007 (filed as Exhibit 10(aa) to Form 10-K of Cleveland-Cliffs Inc on May 25, 2007 and incorporated by reference)	Not Applicable
10(ee)	* Amended and Restated Cleveland-Cliffs Inc Retirement Plan for Non-Employee Directors dated as of July 1, 1995 (filed as Exhibit 10(l) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(ff)	* Amendment to Amended and Restated Cleveland-Cliffs Inc Retirement Plan for Non-Employee Directors dated as of January 1, 2001 (filed as Exhibit 10(d) to Form 10-Q of Cleveland-Cliffs Inc on July 27, 2001 and incorporated by reference)	Not Applicable
10(gg)	* Second Amendment to the Amended and Restated Cleveland-Cliffs Inc Retirement Plan for Non-Employee Directors effective as of January 14, 2003 (filed as Exhibit 10(a) to Form 10-Q of Cleveland-Cliffs Inc on April 24, 2003 and incorporated by reference)	Not Applicable
10(hh)	* Trust Agreement No. 1 (Amended and Restated effective June 1, 1997), dated June 12, 1997, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, with respect to the Cleveland-Cliffs Inc Supplemental Retirement Benefit Plan, Severance Pay Plan for Key Employees and certain executive agreements (filed as Exhibit 10(o) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(ii)	* Trust Agreement No. 1 Amendments to Exhibits, effective as of January 1, 2000, by and between Cleveland-Cliffs Inc and KeyBank National Association, as Trustee (filed as Exhibit 10(n) to Form 10-K of Cleveland-Cliffs Inc on March 16, 2000 and incorporated by reference)	Not Applicable
10(jj)	* First Amendment to Trust Agreement No. 1, effective September 10, 2002, by and between Cleveland-Cliffs Inc and KeyBank National Association, as Trustee (filed as Exhibit 10(p) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2003 and incorporated by reference)	Not Applicable
10(kk)	* Amended and Restated Trust Agreement No. 2, effective as of October 15, 2002, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, with respect to Executive Agreements and Indemnification Agreements with the Company's Directors and certain Officers, the Company's Severance Pay Plan for Key Employees, and the Retention Plan for Salaried Employees (filed as Exhibit 10(q) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2003 and incorporated by reference)	Not Applicable

* Reflects management contract or other compensatory arrangement required to be filed as an Exhibit pursuant to Item 15(b) of this Report.

Exhibit Number		Pagination by Sequential Numbering System
10(ll)	* Trust Agreement No. 5, dated as of October 28, 1987, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, with respect to the Cleveland-Cliffs Inc Voluntary Non-Qualified Deferred Compensation Plan (filed as Exhibit 10(v) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(mm)	* First Amendment to Trust Agreement No. 5, dated as of May 12, 1989, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(x) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(nn)	* Second Amendment to Trust Agreement No. 5, dated as of April 9, 1991, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(y) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(oo)	* Third Amendment to Trust Agreement No. 5, dated as of March 9, 1992, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(z) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(pp)	* Fourth Amendment to Trust Agreement No. 5, dated November 18, 1994, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(w) to Form 10-K of Cleveland-Cliffs Inc on March 16, 2000 and incorporated by reference)	Not Applicable
10(qq)	* Fifth Amendment to Trust Agreement No. 5, dated May 23, 1997, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(cc) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(rr)	* Trust Agreement No. 7, dated as of April 9, 1991, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, with respect to the Cleveland-Cliffs Inc Supplemental Retirement Benefit Plan (filed as Exhibit 10(ee) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(ss)	* First Amendment to Trust Agreement No. 7, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, dated as of March 9, 1992 (filed as Exhibit 10(ff) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(tt)	* Second Amendment to Trust Agreement No. 7, dated November 18, 1994, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(bb) to Form 10-K of Cleveland-Cliffs Inc on March 16, 2000 and incorporated by reference)	Not Applicable
10(uu)	* Third Amendment to Trust Agreement No. 7, dated May 23, 1997, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(ii) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(vv)	* Fourth Amendment to Trust Agreement No. 7, dated July 15, 1997, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(jj) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable

* Reflects management contract or other compensatory arrangement required to be filed as an Exhibit pursuant to Item 15(b) of this Report.

Exhibit Number		Pagination by Sequential Numbering System
10(ww)	* Amendment to Exhibits to Trust Agreement No. 7, effective as of January 1, 2000, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(ee) to Form 10-K of Cleveland-Cliffs Inc on March 16, 2000 and incorporated by reference)	Not Applicable
10(xx)	* Trust Agreement No. 8, dated as of April 9, 1991, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, with respect to the Cleveland-Cliffs Inc Retirement Plan for Non-Employee Directors (filed as Exhibit 10(kk) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(yy)	* First Amendment to Trust Agreement No. 8, dated as of March 9, 1992, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(ll) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(zz)	* Second Amendment to Trust Agreement No. 8, dated June 12, 1997, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee (filed as Exhibit 10(nn) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(aaa)	* Trust Agreement No. 9, dated as of November 20, 1996, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, with respect to the Cleveland-Cliffs Inc Nonemployee Directors' Supplemental Compensation Plan (filed as Exhibit 10(oo) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(bbb)	* Trust Agreement No. 10, dated as of November 20, 1996, by and between Cleveland-Cliffs Inc and KeyBank National Association, Trustee, with respect to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan (filed as Exhibit 10(pp) to Form 10-K of Cleveland-Cliffs Inc on February 5, 2002 and incorporated by reference)	Not Applicable
10(ccc)	* Cleveland-Cliffs Inc Change in Control Severance Pay Plan, effective as of January 1, 2000 (filed as Exhibit 10(jj) to Form 10-K of Cleveland-Cliffs Inc on March 16, 2000 and incorporated by reference)	Not Applicable
10(ddd)	* Cleveland-Cliffs Inc Voluntary Non-Qualified Deferred Compensation Plan (Amended and Restated as of January 1, 2000) (filed as Exhibit 10(a) to Form 10-Q of Cleveland-Cliffs Inc on July 27, 2000 and incorporated by reference)	Not Applicable
10(eee)	* Cleveland-Cliffs Inc Long-Term Incentive Program, effective as of May 8, 2000 (filed as Exhibit 10(rr) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable
10(fff)	* Amendment No. 1 to the Long-Term Incentive Program dated May 8, 2006 and effective as of January 1, 2006 (filed as Exhibit 10(b) to Form 8-K of Cleveland-Cliffs Inc on May 12, 2006 and incorporated by reference)	Not Applicable
10(ggg)	* Cleveland-Cliffs Inc 2000 Retention Unit Plan, effective as of May 8, 2000 (filed as Exhibit 10(ss) to Form 10-K of Cleveland-Cliffs Inc on February 2, 2001 and incorporated by reference)	Not Applicable

* Reflects management contract or other compensatory arrangement required to be filed as an Exhibit pursuant to Item 15(b) of this Report.

Exhibit Number		Pagination by Sequential Numbering System
10(hhh)	* Form of Long-Term Incentive Program Participant Grant and Agreement for Performance Period 2004-2006, as corrected by the Performance Shares and Retention Units Award 2004-2006 Performance Period Tax Election Form containing the Notice of change effective February 1, 2007 (filed as Exhibit 10(fff) to Form 10-K of Cleveland-Cliffs Inc on May 25, 2007 and incorporated by reference)	Not Applicable
10(iii)	* Form of Long-Term Incentive Program Participant Grant and Agreement for Performance Period 2005-2007 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on March 15, 2005 and incorporated by reference)	Not Applicable
10(jjj)	* Amendment No. 1 to the Long-Term Incentive Program Participant Grant and Agreement for Performance Period 2005-2007 (filed as Exhibit 99(a) to Form 8-K of Cleveland-Cliffs Inc on February 21, 2006 and incorporated by reference)	Not Applicable
10(kkk)	* Form of Long-Term Incentive Program Participant Grant and Agreement Year 2006 for Performance Period 2006-2008 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on May 12, 2006 and incorporated by reference)	Not Applicable
10(lll)	* Amendment No. 1 to Long-Term Incentive Program Participant Grant and Agreement for Joseph A. Carrabba as set forth by Cleveland-Cliffs Inc dated September 15, 2006 and effective as of September 1, 2006 (filed as Exhibit 10(jjj) to Form 10-K of Cleveland-Cliffs Inc on May 25, 2007 and incorporated by reference)	Not Applicable
10(mmm)	* Amendment No. 1 to Long-Term Incentive Program Participant Grant and Agreements for John S. Brinzo as set forth by Cleveland-Cliffs Inc dated September 18, 2006 and effective as of September 1, 2006 (filed as Exhibit 10(kkk) to Form 10-K of Cleveland-Cliffs Inc on May 25, 2007 and incorporated by reference)	Not Applicable
10(nnn)	* Amendment No. 2 to Long-Term Incentive Program Participant Grant and Agreements for John S. Brinzo as set forth by Cleveland-Cliffs Inc dated March 23, 2007 and effective as of September 1, 2006 (filed as Exhibit 10(lll) to Form 10-K of Cleveland-Cliffs Inc on May 25, 2007 and incorporated by reference)	Not Applicable
10(ooo)	* Form of Long-Term Incentive Program Method of Calculation of Payout of Performance Shares Election Form for the Long-Term Incentive Program Grants and Agreements Years 2005 and 2006 (filed as Exhibit 10(mmm) to Form 10-K of Cleveland-Cliffs Inc on May 25, 2007 and incorporated by reference)	Not Applicable
10(ppp)	* Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan (Amended and Restated as of January 1, 2005) (filed as Exhibit 10(d) to Form 10-K of Cleveland-Cliffs Inc on February 21, 2006 and incorporated by reference)	Not Applicable
10(qqq)	** Pellet Sale and Purchase Agreement, dated and effective as of January 31, 2002, by and among The Cleveland-Cliffs Iron Company, Cliffs Mining Company, Northshore Mining Company and Algoma Steel Inc. (filed as Exhibit 10(a) to Form 10-Q of Cleveland-Cliffs Inc on April 25, 2002 and incorporated by reference)	Not Applicable

* Reflects management contract or other compensatory arrangement required to be filed as an Exhibit pursuant to Item 15(b) of this Report.

** Confidential treatment requested and/or approved as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

Exhibit Number		Pagination by Sequential Numbering System
10(rrr)	** Pellet Sale and Purchase Agreement, dated and effective as of April 10, 2002, by and among The Cleveland-Cliffs Iron Company, Cliffs Mining Company, Northshore Mining Company, Northshore Sales Company, International Steel Group Inc., ISG Cleveland Inc., and ISG Indiana Harbor Inc. (filed as Exhibit 10(a) to Form 10-Q of Cleveland-Cliffs Inc on July 25, 2002 and incorporated by reference)	Not Applicable
10(sss)	** First Amendment to Pellet Sale and Purchase Agreement, dated and effective December 16, 2004 by and among The Cleveland-Cliffs Iron Company, Cliffs Mining Company, Northshore Mining Company, Cliffs Sales Company (formerly known as Northshore Sales Company), International Steel Group Inc., ISG Cleveland Inc., and ISG Indiana Harbor (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on December 29, 2004 and incorporated by reference)	Not Applicable
10(ttt)	** Pellet Sale and Purchase Agreement, dated and effective as of December 31, 2002 by and among The Cleveland-Cliffs Iron Company, Cliffs Mining Company, and Ispat Inland Inc. (filed as Exhibit 10(vv) to Form 10-K of Cleveland-Cliffs Inc filed on February 5, 2003 and incorporated by reference)	Not Applicable
10(uuu)	** Amended and Restated Pellet Sale and Purchase Agreement, dated and effective as of May 17, 2004, by and among Cleveland-Cliffs Iron Company, Cliffs Mining Company, Northshore Mining Company, Cliffs Sales Company, International Steel Group Inc., and ISG Weirton Inc. (filed as Exhibit 10(a) of Form 8-K of Cleveland-Cliffs Inc on September 21, 2004 and incorporated by reference)	Not Applicable
10(vvv)	** Umbrella Agreement between Mittal Steel USA and Cleveland-Cliffs Inc, Cleveland-Cliffs Iron Company, Cliffs Mining Company, Northshore Mining Company, and Cliffs Sales Company amending three existing pellet sales contracts for Mittal Steel USA-Indiana Harbor West (Exhibit 10(rrr) and 10(sss) above in this index), Mittal Steel USA-Indiana Harbor East (Exhibit 10(ttt) above in this index), and Mittal Steel USA-Weirton (Exhibit 10(uuu) above in this index) dated as of March 1, 2007 and effective as of April 12, 2006 (filed as Exhibit 10(www) to Form 10-K of Cleveland-Cliffs Inc filed on May 25, 2007 and incorporated by reference)	Not Applicable
10(www)	** Amended and Restated Pellet Sale and Purchase Agreement, dated and effective January 1, 2006 by and among Cliffs Sales Company, Cleveland-Cliffs Iron Company, Cliffs Mining Company, and Severstal North America, Inc. (filed as Exhibit 10(fff) of Form 10-K of Cleveland-Cliffs Inc on February 21, 2006 and incorporated by reference)	Not Applicable
10(xxx)	** Pellet Sale and Purchase Agreement by and among the Cleveland-Cliffs Iron Company, Cliffs Sales Company, and AK Steel Corporation dated November 10, 2006 and effective January 1, 2007 through December 31, 2013 (filed as Exhibit 10(a) to Form 8-K of Cleveland-Cliffs Inc on November 15, 2006 and incorporated by reference)	Not Applicable
10(yyy)	Interim Agreement between Wisconsin Electric Power Company and Tilden Mining Company L.C., and Empire Iron Mining Partnership dated and effective May 5, 2006 (filed as Exhibit 10(f) to Form 10-Q of Cleveland-Cliffs Inc on July 27, 2006 and incorporated by reference)	Not Applicable

** Confidential treatment requested and/or approved as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

Exhibit Number		Pagination by Sequential Numbering System
12	Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividend Requirements	Filed Herewith
21	Subsidiaries of the registrant	Filed Herewith
23	Consent of independent auditors	Filed Herewith
24	Power of Attorney	Filed Herewith
31(a)	Certification Pursuant to 15 U.S.C. Section 7241, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed and dated by Joseph A. Carrabba as of February 29, 2008	Filed Herewith
31(b)	Certification Pursuant to 15 U.S.C. Section 7241, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed and dated by Laurie Brlas as of February 29, 2008	Filed Herewith
32(a)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by Joseph A. Carrabba, President and Chief Executive Officer of Cleveland-Cliffs Inc, as of February 29, 2008	Filed Herewith
32(b)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by Laurie Brlas, Senior Vice President — Chief Financial Officer of Cleveland-Cliffs Inc, as of February 29, 2008	Filed Herewith
99(a)	Schedule II — Valuation and Qualifying Account	Filed Herewith

Exhibit 12

Ratio of Earnings To Combined Fixed Charges
And Preferred Stock Dividend Requirements
(In Millions)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Consolidated pretax income (loss) from continuing operations	**$380.7**	$387.8	$368.1	$285.2	$(35.2)
Undistributed earnings of non-consolidated affiliates	**(11.2)**	0.1	0.1	4.2	0.1
Amortization of capitalized interest	**2.0**	2.0	2.0	2.0	2.0
Interest expense	**22.6**	3.6	4.5	0.8	4.4
Acceleration of debt issuance costs	**0.8**	1.7	—	—	—
Interest portion of rental expense	**4.7**	5.4	5.0	5.6	7.1
Earnings (loss)	**$399.6**	$400.6	$379.7	$297.8	$(21.6)
Interest expense	**$ 22.6**	$ 3.6	$ 4.5	$ 0.8	$ 4.4
Acceleration of debt issuance costs	**0.8**	1.7	—	—	—
Interest portion of rental expense	**4.7**	5.4	5.0	5.6	7.1
Preferred Stock dividend requirements	**6.7**	7.4	6.8	6.5	—
Fixed Charges and Preferred Stock Dividend Requirements	**$ 34.8**	$ 18.1	$ 16.3	$ 12.9	$ 11.5
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	**11.5x**	22.1x	23.3x	23.1x	(1)

(1) For the year ended December 31, 2003, earnings were inadequate to cover fixed charges. We would need an additional $33.1 million of earnings in order to cover our fixed charges.

Exhibit 21

CLEVELAND-CLIFFS INC AND SUBSIDIARIES
As of December 31, 2007

Name	Cliffs' Effective Ownership	Place of Incorporation
Cleveland-Cliffs Inc		Ohio, USA
The Cleveland-Cliffs Iron Company	100%	Ohio, USA
Cleveland-Cliffs Ore Corporation	100%	Ohio, USA
Cliffs Biwabik Ore Corporation	100%	Minnesota, USA
Cliffs Marquette, Inc.	100%	Michigan, USA
Marquette Iron Mining Partnership	100%	Michigan, USA
Cliffs Oil Shale Corp.	100%	Colorado, USA
Cliffs Synfuel Corp.	100%	Utah, USA
Republic Wetlands Preserve LLC	100%	Michigan, USA
The Cleveland-Cliffs Steamship Company	100%	Delaware, USA
Cliffs Empire, Inc.	100%	Michigan, USA
Empire Iron Mining Partnership	79%	Michigan, USA
Cliffs TIOP, Inc. (fka Cliffs MC Empire, Inc.)	100%	Michigan, USA
Tilden Mining Company L.C.	85%	Michigan, USA
Marquette Range Coal Service Company	82.086%	Michigan, USA
MABCO Steam Company, LLC	40.467%	Delaware, USA
Cliffs Mining Company (fka Pickands Mather & Co.)	100%	Delaware, USA
Hibbing Taconite Company	23%	Minnesota, USA
Pickands Hibbing Corporation	100%	Minnesota, USA
Hibbing Development Company	39%	Minnesota, USA
Seignelay Resources, Inc. (fka Angola Services Corporation)	100%	Delaware, USA
Syracuse Mining Company	100%	Minnesota, USA
Wabush Iron Co. Limited	100%	Ohio, USA
Arnaud Railway Company	26.830%	Quebec, Canada
Northern Land Company Limited	13.410%	Newfoundland, Canada
Knoll Lake Minerals Limited	15.6%	Canada
Wabush Mines	26.83%	Newfoundland, Canada
Wabush Lake Railway Company, Limited	26.83%	Newfoundland, Canada
Twin Falls Power Corporation Limited	6.866%	Canada
Cliffs Erie L.L.C.	100%	Delaware, USA
Cliffs Technical Products LLC	100%	Delaware, USA
Midway Ore Company Ltd. — Minerais Midway Ltee	100%	Quebec, Canada
CLF PinnOak LLC	100%	Delaware, USA
Cliffs North American Coal LLC (fka PinnOak Resources, LLC)	100%	Delaware, USA
Pinnacle Land Company, LLC	100%	Delaware, USA
Pinnacle Mining Company, LLC	100%	Delaware, USA
Oak Grove Resources, LLC	100%	Delaware, USA
Oak Grove Land Company, LLC	100%	Delaware, USA
PinnOak Coal Sales, LLC	100%	Delaware, USA
Beard Pinnacle, LLC	100%	Oklahoma, USA
Cliffs Mining Services Company	100%	Delaware, USA
Cliffs Minnesota Mining Company	100%	Delaware, USA
United Taconite LLC	70%	Delaware, USA
Cliffs Reduced Iron Corporation	100%	Delaware, USA
Cliffs Reduced Iron Management Company	100%	Delaware, USA
Cliffs and Associates Limited	82.395%	Trinidad
CALipso Sales Company	82.395%	Delaware, USA

Name	Cliffs' Effective Ownership	Place of Incorporation
Cliffs Renewable Energies LLC	100%	Delaware, USA
Renewafuel, LLC	70%	Minnesota, USA
Cliffs Sales Company (fka Northshore Sales Company)	100%	Ohio, USA
Northshore Mining Company	100%	Delaware, USA
Silver Bay Power Company	100%	Delaware, USA
IronUnits LLC	100%	Delaware, USA
Michigan Iron Nugget LLC	50%	Delaware, USA
Lake Superior & Ishpeming Railroad Company	100%	Michigan, USA
Cliffs International Management Company LLC	100%	Delaware, USA
Cleveland-Cliffs International Holding Company	100%	Delaware, USA
Cliffs International Lux I S.à r.l.	100%	Luxembourg
Cliffs International Mineraçâo Brasil Ltda.	100%	Brazil
Cliffs International Lux II S.à r.l.	100%	Luxembourg
Cliffs International Lux IV S.à r.l.	100%	Luxembourg
Cliffs (Gibraltar) Mather I Limited	100%	Gibraltar
Cliffs (US) Mather I LLC	100%	Delaware, USA
Cliffs International Participações Brasil Ltda.	100%	Brazil
Centennial Asset Participações Amapá S.A.	100%	Brazil
MMX Amapá Mineração Ltda.	30%	Brazil
MMX Logística do Amapá Ltda.	30%	Brazil
Cliffs Asia-Pacific Holdings Pty Limited	100%	WA Australia
Cliffs Asia-Pacific Pty Limited	100%	WA Australia
Cliffs Australia Coal Pty Ltd	100%	QLD Australia
Cliffs Australia Washplant Operations Pty Ltd	100%	QLD Australia
Sonoma Coal Project	8.333%	QLD Australia
Sonoma Mine Management Pty Ltd	45%	QLD Australia
Portman Limited	80.448%	SA Australia
Portman Mining Limited	80.448%	NA Australia
Portman Coal Investments Pty Ltd	80.448%	WA Australia
Portman Finance Pty Ltd	80.448%	WA Australia
Pelsoil Ltd	80.448%	Australia
Portman Investments Pty Ltd	80.448%	QLD Australia
Portman Iron Ore Limited	80.448%	NSW Australia
Koolyanobbing Iron Pty Ltd	80.448%	WA Australia
Esperance Iron Limited	80.448%	WA Australia
Cockatoo Island Project	40.224%	SA Australia
Cockatoo Island Holdings Pty Ltd	80.448%	NSW Australia
Portman Management Pty Ltd	80.448%	NSW Australia
Cliffs Australia Holdings Pty Ltd	100%	QLD Australia
Cliffs (Gilbraltar) Holdings Limited	100%	Gibraltar
Cliffs (Gibraltar) Limited	100%	Gibraltar
Cliffs (Gibraltar) Holdings Limited Luxembourg S.C.S.	100%	Luxembourg
Cliffs International Luxembourg S.à r.l.	100%	Luxembourg
Cliffs Netherlands B.V.	100%	The Netherlands
Cliffs (Gibraltar) Mather II Limited	100%	Gibraltar

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in:

Registration Statement No. 333-30391 on Form S-8 pertaining to the 1992 Incentive Equity Plan (as amended and restated as of May 13, 1997) and the related prospectus;

Registration Statement No. 333-56661 on Form S-8 (as amended by Post-Effective Amendment No. 1) pertaining to the Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan and the related prospectus;

Registration Statement No. 333-06049 on Form S-8 pertaining to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan;

Registration Statement No. 333-84479 on Form S-8 pertaining to the 1992 Incentive Equity Plan (as amended and restated as of May 11, 1999); and

Registration Statement No. 333-64008 on Form S-8 (as amended by Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2) pertaining to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan (as amended and restated as of January 1, 2004);

of our reports dated February 29, 2008, relating to the financial statements and financial statement schedule of Cleveland-Cliffs Inc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards), and the effectiveness of Cleveland-Cliffs Inc's internal control over financial reporting appearing in the Annual Report on Form 10-K of Cleveland-Cliffs Inc for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Cleveland, OH
February 29, 2008

Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned Directors and officers of Cleveland-Cliffs Inc, an Ohio corporation ("Company"), hereby constitute and appoint Joseph A. Carrabba, Laurie Brlas, and George W. Hawk, Jr. and each of them, their true and lawful attorney or attorneys-in-fact, with full power of substitution and revocation, for them and in their name, place and stead, to sign on their behalf as a Director or officer of the Company, or both, as the case may be, an Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K for the fiscal year ended December 31, 2007, and to sign any and all amendments to such Annual Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney or attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Executed as of the 29th day of February, 2008.

/s/ J. A. Carrabba
J. A. Carrabba
Chairman, President and Chief
Executive Officer

/s/ R. C. Cambre
R. C. Cambre, Director

/s/ S. M. Cunningham
S. M. Cunningham, Director

/s/ B. J. Eldridge
B. J. Eldridge, Director

/s/ S. M. Green
S. M. Green, Director

/s/ J. D. Ireland, III
J. D. Ireland, III, Director

/s/ F. R. McAllister
F. R. McAllister, Director

/s/ R. Phillips
R. Phillips, Director

/s/ R. K. Riederer
R. K. Riederer, Director

/s/ A. Schwartz
A. Schwartz, Director

/s/ L. Brlas
L. Brlas
Senior Vice President and Chief
Financial Officer

Exhibit 31(a)

CERTIFICATION

I, Joseph A. Carrabba, certify that:

1. I have reviewed this annual report on Form 10-K of Cleveland-Cliffs Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

By: /s/ **Joseph A. Carrabba**

Joseph A. Carrabba
Chairman, President and Chief Executive Officer

Exhibit 31(b)

CERTIFICATION

I, Laurie Brlas, certify that:

1. I have reviewed this annual report on Form 10-K of Cleveland-Cliffs Inc;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

By: /s/ **Laurie Brlas**
Laurie Brlas
Senior Vice President-Chief Financial Officer

Exhibit 32(a)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cleveland-Cliffs Inc (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Joseph A. Carrabba, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Form 10-K.

Date: February 29, 2008

By: /s/ **Joseph A. Carrabba**

Joseph A. Carrabba
Chairman, President and Chief Executive Officer

Exhibit 32(b)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cleveland-Cliffs Inc (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Laurie Brlas, Senior Vice President-Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Form 10-K.

Date: February 29, 2008

By: /s/ **Laurie Brlas**

Laurie Brlas
Senior Vice President-Chief Financial Officer

Exhibit 99(a)

Cleveland-Cliffs Inc and Consolidated Subsidiaries
Schedule II — Valuation and Qualifying Accounts
(Dollars in Millions)

Classification	Balance at Beginning of Year	Additions: Charged to Cost and Expenses	Additions: Charged to Other Accounts	Additions: Acquisition	Deductions	Balance at End of Year
Year Ended December 31, 2007:						
Deferred Tax Valuation Allowance	$11.9	$13.0	$ 1.4	$ —	$—	$26.3
Allowance for Doubtful Accounts	—	—	—	—	—	—
Year Ended December 31, 2006:						
Deferred Tax Valuation Allowance	$11.1	$ —	$ 0.8	$ —	$—	$11.9
Allowance for Doubtful Accounts	2.9	(2.9)	—	—	—	—
Year Ended December 31, 2005:						
Deferred Tax Valuation Allowance	8.9	—	—	11.1	8.9	11.1
Allowance for Doubtful Accounts	4.8	—	—	—	1.9	2.9

Cleveland-Cliffs

March 26, 2008

To the Shareholders of
CLEVELAND-CLIFFS INC

Our Annual Meeting of Shareholders will be held at The Forum Conference Center, located in One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio 44114 on Tuesday, May 13, 2008 at 11:30 A.M. (Cleveland time).

At the Annual Meeting, shareholders will act upon the election of Directors and to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm. An explanation of each of these matters is contained in the attached proxy statement and accompanying proxy card, first being mailed or otherwise distributed to shareholders on or about March 26, 2008.

The Board of Directors and management believe that the proposed actions are in the best interests of your Cleveland-Cliffs. We urge you to exercise your voting rights by signing and dating the enclosed proxy card and returning it in the accompanying envelope to ensure that your shares will be represented whether or not you expect to be present at the Annual Meeting. In addition, record shareholders have the opportunity to appoint proxies to vote their shares through the Internet or by toll-free telephone if they wish. Instructions for appointing proxies through the Internet or by telephone are contained on your proxy card. Whichever of these methods you choose, the named proxies will vote your shares in accordance with your instructions. Please note that failure to vote surrenders voting power to those who exercise their voting right. If you plan to attend the meeting, please check the attendance box on the enclosed proxy card, or when prompted if you cast your vote over the Internet or by telephone. If you attend the meeting, you will be entitled to vote in person.

We look forward to your attendance either in person or by proxy at the Annual Meeting.

Sincerely,

Joseph A. Carrabba
Chairman, President and
Chief Executive Officer

It is important that your shares be represented at the meeting. Whether or not you intend to be present, please sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope, which requires no postage if mailed in the United States, or appoint your proxies through the Internet or by telephone as directed on your proxy card.

If your shares are not registered in your own name and you would like to attend the Annual Meeting, please bring evidence of your share ownership with you. You should be able to obtain evidence of your share ownership from the bank, broker, trustee or other nominee that holds the shares on your behalf.

Cleveland-Cliffs Inc
1100 Superior Avenue East
Suite 1500
Cleveland, Ohio 44114-2544

216.694.5700 PH
216.694.4800 FAX

Cleveland-Cliffs

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 26, 2008

Dear Shareholder:

Our Annual Meeting of Shareholders will be held at The Forum Conference Center, located in One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio 44114 on Tuesday, May 13, 2008 at 11:30 A.M. (Cleveland time) for the purpose of considering and acting upon the following:

1. A proposal to elect ten Directors to hold office until the next Annual Meeting of Shareholders or until their successors are elected;

2. A proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm to examine our consolidated financial statements for the 2008 fiscal year; and

3. Such other matters as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Shareholders of record at the close of business on March 17, 2008 are entitled to notice of and to vote at such meeting and any adjournments or postponements thereof.

Very truly yours,

George W. Hawk, Jr.
General Counsel and Secretary

It is important that your shares be represented at the meeting. Whether or not you intend to be present, please sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope, which requires no postage if mailed in the United States, or appoint your proxies through the Internet or by telephone as directed on your proxy card.

If your shares are not registered in your own name and you would like to attend the Annual Meeting, please bring evidence of your share ownership with you. You should be able to obtain evidence of your share ownership from the bank, broker, trustee or other nominee that holds the shares on your behalf.

Cleveland-Cliffs Inc
1100 Superior Avenue East
Suite 1500
Cleveland, Ohio 44114-2544

216.694.5700 PH
216.694.4800 FAX

Cleveland-Cliffs

PROXY STATEMENT

March 26, 2008

SOLICITATION, USE AND REVOCATION OF PROXIES

The accompanying proxy is solicited by our Board of Directors for use at the Annual Meeting of Shareholders to be held on May 13, 2008 and any adjournments or postponements thereof. Any proxy may be revoked by a later proxy, by written notice to our Secretary or in open meeting, without affecting any vote previously taken.

OUTSTANDING SHARES AND VOTING RIGHTS

As of March 17, 2008, the record date for the determination of persons entitled to vote at the annual meeting, there were outstanding 45,246,856 of our common shares, par value $.25 per share, and 110,705 shares of our 3.25% Redeemable Cumulative Convertible Perpetual Preferred Stock with no par value, which we refer to as preferred shares. Each common share and each preferred share is entitled to one vote. In connection with the election of Directors and the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, holders of common shares and preferred shares vote together as one class. This proxy statement and accompanying proxy card are first being mailed or otherwise distributed to shareholders on or about March 26, 2008.

Registered Holders. If your shares are registered in your name, you may vote in person or by proxy. If you decide to vote by proxy, you may do so by telephone, over the Internet or by mail.

By telephone. After reading the proxy materials and with your proxy card in front of you, you may call the toll-free number (800) 690-6903, using a touch-tone telephone. You will be prompted to enter your Control Number from your proxy card. This number will identify you as a shareholder of record. Follow the simple instructions that will be given to you to record your vote.

Over the Internet. After reading the proxy materials and with your proxy card in front of you, you may use a computer to access the website www.proxyvote.com. You will be prompted to enter your Control Number from your proxy card. This number will identify you as a shareholder of record. Follow the simple instructions that will be given to you to record your vote.

By mail. After reading the proxy materials, you may mark, sign and date your proxy card and return it in the enclosed prepaid and addressed envelope.

The Internet and telephone voting procedures have been set up for your convenience and have been designed to authenticate your identity, allow you to give voting instructions and confirm that those instructions have been recorded properly.

Nominee shares. If your shares are held by a bank, broker, trustee or some other nominee, that entity will give you separate voting instructions.

ELECTION OF DIRECTORS

(Proposal No. 1)

It is intended that proxies received will be voted, unless contrary instructions are given, to elect the ten nominees named in the following table to serve until the next Annual Meeting of Shareholders and until their successors shall be elected.

Should any nominee decline or be unable to accept such nomination to serve as a Director, an event which we do not currently anticipate, the persons named as proxies reserve the right, in their discretion, to vote for a lesser number or for substitute nominees designated by the Directors, to the extent consistent with our Regulations.

We do not have a formal policy regarding director attendance at an annual meeting, however, it is expected that all Directors and nominees will attend the Annual Meeting of Shareholders unless there are extenuating circumstances for nonattendance. Due to the delayed timing of last year's Annual Meeting, only three Directors currently standing for re-election attended in 2007.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Based upon information received from the respective Directors and nominees as of March 17, 2008, the following information is furnished with respect to each person nominated for election as a Director.

Name, Age and Principal Occupation and Employment During Past Five Years	First Became Director
RONALD C. CAMBRE, 69, Former Chairman of the Board of Newmont Mining Corporation, an international mining company, from January 1995 through December 2001. Mr. Cambre also served as Chief Executive Officer of Newmont Mining Corporation, from November 1993 to December 2000. Mr. Cambre is a Director of W. R. Grace & Co. and McDermott International, Inc.	1996
JOSEPH A. CARRABBA, 55, Chairman, President and Chief Executive Officer since May 8, 2007. Mr. Carrabba served as our President and Chief Executive Officer from September 2006 through May 8, 2007 and as our President and Chief Operating Officer from May 2005 to September 2006. Mr. Carrabba previously served as President and Chief Operating Officer of Diavik Diamond Mines, Inc. from April 2003 to May 2005 and General Manager of Weipa Bauxite Operation of Comalco Aluminum from March 2000 to April 2003, both subsidiaries of Rio Tinto plc., an international mining group. Mr. Carrabba is a Director of Newmont Mining Corporation.	2006
SUSAN M. CUNNINGHAM, 52, Senior Vice President of Exploration and Corporate Reserves of Noble Energy Inc., an international oil and gas exploration and production company, since October 2005. Ms. Cunningham served as Senior Vice President of Exploration of Noble Energy Inc. since 2001.	2005
BARRY J. ELDRIDGE, 62, Former Managing Director and Chief Executive Officer of Portman Limited, an international iron ore mining company in Australia, from October 2002 through April 2005. Mr. Eldridge is Chairman of Vulcan Resources Ltd. and Wedgetail Mining Limited and is Director of Mundo Minerals Limited, all of which are listed on the Australian Stock Exchange.	2005
SUSAN M. GREEN, 48, Deputy General Counsel, U.S. Congressional Office of Compliance since November 2007. Ms. Green served as Aide to Councilmember Nancy Floreen, Montgomery County, Maryland from December 2002 to August 2005. Ms. Green was originally proposed as a nominee for the Board of Directors by the United Steelworkers, pursuant to the terms of our 2004 labor agreement.	2007
JAMES D. IRELAND III, 58, Managing Director since January 1993 of Capital One Partners, Inc., a private equity investment firm, which through an affiliate, serves as the General Partner of Early Stage Partners I and II L.P., two venture capital investment partnerships. Mr. Ireland is a Director of OurPets Co.	1986
FRANCIS R. McALLISTER, 65, Chairman and Chief Executive Officer of Stillwater Mining Company, a palladium and platinum producer, since February 2001. Mr. McAllister is a Director of Stillwater Mining Company.	1996
ROGER PHILLIPS, 68, Former President and Chief Executive Officer of IPSCO Inc., a North American steel producing company, from 1982 through 2002. Mr. Phillips is a Director of Canadian Pacific Railway Limited, Imperial Oil Limited and Toronto Dominion Bank.	2002

Name, Age and Principal Occupation and Employment During Past Five Years	First Became Director
RICHARD K. RIEDERER , 64, Chief Executive Officer of RKR Asset Management, a consulting organization, since June 2006. Mr. Riederer served as Chief Executive Officer from January 1996, and President from January 1995 through February 2001, of Weirton Steel Corporation, a steel producing company. Mr. Riederer is a Director of First American Funds and the Boler Company, Chairman and Director of Idea Foundry, and serves on the Board of Trustees of Franciscan University of Steubenville.	2002
ALAN SCHWARTZ, 68, Professor of Law at the Yale Law School and Professor at the Yale School of Management since 1987.	1991

The Board of Directors recommends a vote FOR each of the nominees listed above.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that each of the current Directors standing for re-election other than Mr. Carrabba, which includes current members of the Audit Committee, the Board Affairs Committee and the Compensation and Organization Committee, has no material relationship with Cleveland-Cliffs (either directly or as a partner, shareholder or officer of an organization that has a relationship with Cleveland-Cliffs) and is independent within our director independence standards, which include exactly the New York Stock Exchange, or NYSE, director independence standards (which are included as Annex A and incorporated herein by reference), as currently in effect and as they may be changed from time to time. In making these determinations, the Board of Directors considered the relationship described below under "Agreements and Transactions" for Mr. Ireland.

Mr. Carrabba is Chairman, President and Chief Executive Officer, or CEO, of the Company and does not serve as a member of the Audit, Board Affairs, Compensation and Organization, or Finance Committees.

Since January 1, 2007, there have been no transactions between Cleveland-Cliffs and any of our independent Directors other than compensation for service as a director as disclosed below.

BOARD OF DIRECTORS AND BOARD COMMITTEES

The members and nominees for the Board of Directors have diversified professional experience in general management, steel manufacturing, mining, finance, labor, law, education, natural resource reserve exploration, and other fields. There is no family relationship among any of our nominees and executive officers. Nine of the ten nominees have no present or former employment relationship with Cleveland-Cliffs. The average age of the nominees currently serving on the Board is 61, ranging from 48 to 69. The average service of the nominees currently serving on the Board is eight years, ranging from approximately one year to 22 years.

Corporate Governance Guidelines. Our governance process is based on our Corporate Governance Guidelines, which are available on our website at http://www.cleveland-cliffs.com and also available upon request at GeneralCounsel@cleveland-cliffs.com, (800) 214-0739 or (216) 694-5459. During 2007, nine meetings of the Board of Directors were held, and 33 meetings of all Board Committees were held. Our independent Directors held nine meetings in executive session without the presence of management in 2007. Mr. McAllister has served as Lead Director since May 2004. He chaired all but one of the executive session meetings in 2007. Directors also discharge their responsibilities by review of reports to Directors, visits to our facilities, correspondence with the Chairman, President and CEO and telephone conferences with the CEO and Directors regarding matters of interest and concern to Cleveland-Cliffs. The Directors have Audit, Board Affairs, Compensation and Organization, Finance and Strategic Advisory Committees as well as Ad Hoc committees when needed. All committees regularly report their activities, actions, and recommendations to the Board. All Directors attended at least 83 percent of the meetings, while one Director attended 89 percent of the meetings, and seven Directors attended over 90 percent of the aggregate total of meetings of the Board of Directors. No Director attended less than 75 percent of the meetings of the Board Committees of which they were members during 2007.

On March 13, 2007, the Board of Directors amended the Corporate Governance Guidelines to, among other things, add a director resignation policy that would require each incumbent Director and each nominee nominated for re-election to the Board to submit, prior to the mailing of our proxy statement, a contingent letter of resignation. If the Director did not receive a majority of the votes cast in an uncontested election and the Board of Directors determines to accept the resignation, the contingent letter of resignation would become effective. This director resignation policy would not apply in contested elections.

Audit Committee. The Audit Committee, consisting of Messrs. Riederer (chairman), Eldridge, Ireland, and Ms. Cunningham, reviews with our management, the internal auditors and the independent auditors, the adequacy and effectiveness of our system of internal control over financial reporting; reviews significant accounting matters; reviews quarterly unaudited financial information prior to public release; approves the audited financial statements prior to public distribution; approves our assertions related to internal controls prior to public distribution; reviews any significant changes in our accounting principles or financial reporting practices; reviews, approves and retains the services performed by our independent auditors; has the authority and responsibility to evaluate independent auditors; discusses with the auditors their independence and considers the compatibility of non-audit services with such independence; annually selects and retains our independent auditors to examine our financial statements; approves management's appointment, termination, or replacement of the Chief Internal Auditor; and conducts a legal compliance review. Pursuant to the rules of the Securities and Exchange Commission, or SEC, the members of the Audit Committee are independent, as that term is defined in our independence standards attached as Annex A. The Board of Directors identified Messrs. Riederer and Ireland as audit committee financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K). No member of the Audit Committee serves on the audit committees of more than three public companies. The Audit Committee held 16 meetings during 2007. The charter of the Audit Committee is available at http://www.cleveland-cliffs.com and is also available upon request at GeneralCounsel@cleveland-cliffs.com, (800) 214-0739 or (216) 694-5459.

Board Affairs Committee. The Board Affairs Committee, consisting of Messrs. Cambre (chairman), McAllister, Phillips and Schwartz, and Ms. Green, administers our compensation plans for Directors; monitors the Board governance process and provides counsel to the CEO on Board governance and other matters; recommends changes in membership and responsibility of Board committees; and acts as the Board's Nominating Committee and Proxy Committee in the election of Directors. The Board Affairs Committee held three meetings during 2007. The charter of the Board Affairs Committee is available at http://www.cleveland-cliffs.com and is also available upon request at GeneralCounsel@cleveland-cliffs.com, (800) 214-0739 or (216) 694-5459.

As noted above, the Board Affairs Committee is involved in determining compensation for our Directors. The Board Affairs Committee administers our equity incentive plans with respect our Directors, including approval of grants of stock options and other equity or equity-based awards, and makes recommendations to the Board with respect to incentive compensation plans and equity based plans for Directors. The Board Affairs Committee periodically reviews Director compensation in relation to comparable companies and other relevant factors. Any change in Director compensation must be approved by the Board of Directors. Other than in their capacities as a Director, no executive officers participate in setting Director compensation. From time to time, the Board Affairs Committee or the Board of Directors may engage the services of a compensation consultant to provide information regarding Director compensation at comparable companies.

Compensation and Organization Committee. The Compensation and Organization Committee, which we refer to as the Compensation Committee, consists of Messrs. McAllister (chairman), Ireland, Phillips, and Riederer. The Compensation Committee recommends to the Board of Directors the election and compensation of officers; administers our compensation plans for officers; reviews organization and management development; evaluates the performance of the CEO and the other named executives; and obtains the advice of outside experts with regard to compensation matters. The Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee or, in the case of non-officers, to the CEO or the Senior Vice President Human Resources.

The Compensation Committee obtains the analysis and advice of Mercer U.S. Inc. Human Resource Consulting, or Mercer, to assist with the performance of its duties under its charter. Mercer is retained directly by the Compensation Committee and has helped the Compensation Committee develop an appropriate agenda for performing the Compensation Committee's responsibilities. In this regard, Mercer advises and assists the Compensation Committee:

- in determining the appropriate objectives and goals of our executive compensation programs;
- in designing compensation programs that fulfill those objective and goals;
- ensuring that compensation programs align executives with shareholder interests;
- in monitoring the external and internal equity of our executive officers' total compensation and the primary components of that compensation;
- in evaluating the effectiveness of our compensation programs;
- in identifying appropriate pay positioning strategies and pay levels in our executive compensation program;
- in selecting performance peers and setting performance targets used to evaluate performance for incentive compensation plans; and
- in identifying mining industry, general industry and Cleveland area pay practices and identifying compensation surveys for the Compensation Committee to use to benchmark the appropriateness and competitiveness of our executive compensation program.

The Compensation Committee makes all decisions regarding the CEO's compensation after consulting with Mercer in executive session where no management employees are present. For the other executive officers, the CEO is asked by the Compensation Committee to conduct and present an assessment in partnership with the Senior Vice President of Human Resources on the achievement of specific goals established for those officers and on the performance of our Company taking into account external market forces and considerations. While the CEO and Senior Vice President Human Resources attend Compensation Committee meetings regularly by invitation, the Compensation Committee is the final decision maker for the compensation of the executive officers. For additional information regarding the executive compensation programs of the Company, see "Executive Compensation—Compensation Discussion and Analysis" beginning on page 15 of this proxy statement. The Compensation Committee held seven meetings during 2007. The charter of the

Compensation and Organization Committee is available at http://www.cleveland-cliffs.com and is also available upon request at GeneralCounsel@cleveland-cliffs.com, (800) 214-0739 or (216) 694-5459.

Finance Committee. The Finance Committee, consisting of Messrs. Schwartz (chairman), Cambre and Eldridge, and Mses. Cunningham and Green, reviews our financial condition, financial policies, investment plans and benefit funds management. The Finance Committee reviews our: (i) annual financial plan, (ii) financial policies, (iii) insurance programs, (iv) dividend policy, (v) major investment proposals, (vi) management of employee benefit funds, (vii) cost of capital and capital structure, (viii) approves capital spending, and recommends authority levels of spending. The Finance Committee held five meetings during 2007. The charter of the Finance Committee is available at http://www.cleveland-cliffs.com and is also available upon request at GeneralCounsel@cleveland-cliffs.com, (800) 214-0739 or (216) 694-5459.

Strategic Advisory Committee. The Strategic Advisory Committee, or SAC Committee, consisting of Messrs. Ireland (chairman), Cambre, McAllister and Schwartz as independent Directors and Mr. Carrabba. The SAC Committee reviews corporate strategy and related issues. The SAC Committee held two meetings in 2007.

CONSIDERATION OF DIRECTOR NOMINEES

Shareholder Nominees

The policy of the Board Affairs Committee is to consider properly submitted shareholder nominations for candidates for membership on the Board as described below under "Identifying and Evaluating Nominees for Director." In evaluating such nominations, the Board Affairs Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and to address the membership criteria set forth below under "Director Qualifications." Any shareholder nominations proposed for consideration by the Board Affairs Committee should include (i) complete information as to the identity and qualifications of the proposed nominee, including name, address, present and prior business and/or professional affiliations, education and experience, and particular fields of expertise, (ii) an indication of the nominee's consent to serve as a director if elected, and (iii) the reasons why, in the opinion of the recommending shareholder, the proposed nominee is qualified and suited to be a director. Shareholder nominations should be addressed to Cleveland-Cliffs Inc, 1100 Superior Avenue, Suite 1500, Cleveland, Ohio 44114-2544, Attention: Secretary. Our Regulations provide that at any meeting of shareholders at which directors are to be elected, only persons nominated as candidates will be eligible for election.

Director Qualifications

In evaluating director nominees, the Board Affairs Committee considers such factors as it deems appropriate, consistent with our Corporate Governance Guidelines, the Board Affairs Committee Charter and other criteria established by the Board of Directors. The Board Affairs Committee's goal in selecting directors for nomination to the Board of Directors is generally to seek to create a well-balanced team that combines diverse experience, skill and intellect of seasoned directors in order to enable us to pursue our strategic objectives. The Board Affairs Committee has not reduced the qualifications for service on our Board of Directors to a checklist of specific standards or specific, minimum qualifications, skills or qualities. Rather, we seek, consistent with the vacancies existing on our Board of Directors at any particular time and the interplay of a particular candidate's experience with the experience of other directors, to select individuals whose business experience, knowledge, skills, diversity and integrity would be considered a desirable addition to the Board of Directors and any committees thereof. In addition, the Board Affairs Committee annually conducts a review of incumbent directors in order to determine whether a director should be nominated for re-election to the Board of Directors.

The Board Affairs Committee makes determinations as to director selection based upon the facts and circumstances at the time of the receipt of the director candidate recommendation. Applicable considerations include (i) whether the Board Affairs Committee is currently looking to fill a new position created by an expansion of the number of directors or a vacancy that may exist on the Board of Directors, (ii) whether the current composition of the Board of Directors is consistent with the criteria described in our Corporate Governance Guidelines, (iii) whether the candidate submitted possesses the qualifications that are generally the basis for selection of candidates to the Board of Directors, and (iv) whether the candidate would be considered independent under our independence standards as set forth in Annex A. Final approval of any candidate will be determined by the full Board of Directors.

Identifying and Evaluating Nominees for Directors

The Board Affairs Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Board Affairs Committee regularly reviews the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Board Affairs Committee considers various potential candidates for director. Candidates may come to the attention of the Board Affairs Committee through current Board members, professional search firms, shareholders or other persons. As described above, the Board Affairs Committee considers properly submitted nominations for candidates for the Board. Following verification of the recommending shareholder's status, recommendations are considered by the Board Affairs Committee at its next regularly scheduled meeting.

MEETINGS OF NON-MANAGEMENT DIRECTORS; COMMUNICATIONS WITH DIRECTORS

In accordance with the NYSE's corporate governance listing standards, our non-management directors meet at regularly scheduled executive sessions without management present. The chair of the Compensation Committee has been designated as our lead independent director. Shareholders and interested parties may communicate with the chair of the Compensation Committee, or with our non-management directors as a group or with the Board of Directors, by writing to the Lead Director at Cleveland-Cliffs Inc, 1100 Superior Avenue, Suite 1500, Cleveland, Ohio 44114, Attn: Lead Director. The Board of Directors' independent directors have approved the process for determining which communications are forwarded to various members of the Board of Directors.

BUSINESS ETHICS POLICY

We have adopted a Code of Business Conduct and Ethics that applies to all of our Directors, officers and employees. The Code of Business Conduct and Ethics is available upon request at (800) 214-0739 or (216) 694-5459. It is also available on our website at http://www.cleveland-cliffs.com in the Corporate Governance section under "For Investors", or upon request at GeneralCounsel@cleveland-cliffs.com. Any amendments to or waivers from our Code of Business Conduct (to the extent applicable to our principal executive officer, principal financial officer or principal accounting officer) will be posted on our website.

DIRECTORS' COMPENSATION

Directors who are not our employees receive an annual retainer fee of $32,500 and an annual equity award of $32,500. Board meeting fees and Committee meeting fees are $1,500 and $1,000, respectively. The Lead Director annual retainer fee is $10,000. Annual committee chair retainers are as follows: Audit Committee, $10,000, and Board Affairs, Finance, and Compensation Committees $5,000. Employee Directors receive no compensation for their service as Directors.

The Nonemployee Directors' Compensation Plan (as Amended and Restated as of January 1, 2005), which we refer to as the Directors' Plan, implements the annual equity grant program referenced above. Directors who are under age 69 on the date of the annual meeting receive an automatic annual grant of $32,500 worth of restricted shares with a three-year vesting requirement. Nonemployee Directors who are 69 years of age or older on the date of the annual meeting receive an automatic annual grant of $32,500 worth of common shares (with no restrictions).

The Directors' Plan also provides that a Director should own by the end of a four-year period either (i) 4,000 or more common shares or (ii) common shares having a market value of at least $100,000, in accordance with the current Director Share Ownership Guidelines. If a nonemployee Director meets these guidelines in December of each year, the Director may elect to receive all or a portion of his or her annual retainer of $32,500 for the following year in cash. If the Director does not meet these guidelines, the Director is required to receive an equivalent value of $15,000 in common shares until he or she meets one of the two guidelines. Nonemployee Directors may elect to receive up to 100 percent of their retainer and other fees in common shares. In addition, the Directors' Plan gives nonemployee Directors the opportunity to defer all or a portion of their annual retainer and other fees, whether payable in cash or common shares. Beginning with the 2006 annual equity award, nonemployee Directors may elect to receive deferred shares in lieu of their annual equity award of restricted common shares or common shares. A Director may also elect that all cash dividends with respect to such restricted shares be deferred and reinvested in additional common shares during the restriction period of such restricted shares. Those additional common shares are subject to the same restrictions as the underlying award. Cash dividends not subject to the restriction described above will be paid to the Director without restriction.

Nonemployee Directors who joined the Board before January 1, 1999 were able to participate in either the Retirement Plan for Non-Employee Directors adopted in 1984, which we refer to as the 1984 Plan, or the Nonemployee Directors Supplemental Compensation Plan established in 1995, which we refer to as the 1995 Plan. The 1984 Plan provides that a nonemployee Director elected before July 1, 1995, with at least five years of service, receives during his or her lifetime after retirement an amount equal to the annual retainer currently paid to nonemployee Directors. Under the 1995 Plan, a nonemployee Director elected on or after July 1, 1995, with at least five years of service, receives after retirement a quarterly amount equal to fifty percent of the stated quarterly retainer in effect at the time of retirement for the period equal to the Director's continuous service. Under either plan, in the event of a "change in control" causing the Director's retirement, he or she receives the retirement payment prorated for any service less than five years. Directors who join the Board on or after January 1, 1999 were not eligible to participate in either plan.

On January 14, 2003, the Board of Directors adopted respective amendments to both plans to provide for a voluntary immediate lump sum cash-out election of the present value of the accrued pension and deferred benefits to all nonemployee Directors participating under both plans. Under the terms of both plans, as amended, the lump-sum benefit was payable to the participants on June 30, 2003. Of the 14 participants, three elected not to participate in the lump sum benefit. The aggregate value for participants electing a payout was approximately $2.3 million. The payout election by the 11 participants means those participants have no further opportunity for a pension adjustment under either plan for future changes in our annual retainer. Mr. Ireland is the only current active Director eligible for a retirement benefit, which will be paid from the 1984 Plan. There are no active Directors eligible for retirement benefits, and only two retired Directors currently receive benefits under the 1995 Plan.

We have trust agreements with KeyBank National Association relating to the Directors' Plan, the 1984 Plan and the 1995 Plan, in order to fund and pay our retirement obligations under these plans.

Director Compensation Table

The following table, supported by the accompanying footnotes and narrative, sets forth for fiscal year 2007 all compensation earned by the individuals who served as our nonemployee Directors at any time during 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	Other Compensation ($)(4)	Total ($)
R. C. Cambre	58,000	24,660	—	4,000	86,660
S. M. Cunningham	61,000	22,393	—	—	83,393
B. J. Eldridge	63,500	24,338	—	—	87,838
S. M. Green	22,954	15,343	—	—	38,297
J. D. Ireland III	70,000	24,660	1,196	—	95,856
F. R. McAllister	73,000	24,660	—	5,000	102,660
R. Phillips	56,000	29,821	—	—	85,821
R. K. Riederer	80,000	29,821	—	—	109,821
A. Schwartz	61,000	24,660	—	3,000	88,660
J. S. Brinzo(5)	125,000	384,263	—	16,080	525,343

(1) The amounts listed in this column reflect the aggregate cash dollar value of all earnings in 2007 for annual Director retainers, chairman retainers and meeting fees whether received in required retainer shares, voluntary shares, or cash, or a combination thereof. Unless otherwise noted below, the amounts indicated were elected to be paid in cash.

Messrs. Cambre, Eldridge, and Schwartz elected to receive $32,500, $44,450, and $15,000, respectively, in common shares. Mses. Cunningham and Green did not meet the established Director Share Ownership Guidelines and were required to receive $15,000 and $6,440, respectively, in common shares. Mr. Riederer elected to defer $15,000 in common shares and Mr. Ireland elected to defer $15,000 in cash pursuant to the Directors' Plan.

(2) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with Financial Accounting Standards Board Statement No. 123 (revised 2004), Accounting for Stock-Based Compensation, or SFAS 123R, of awards of restricted shares and includes amounts from awards granted in and prior to 2007. (See note 11 to our 2007 consolidated financial statements in Item 8 of our 2007 Annual Report on Form 10-K) In 2007, an automatic annual equity grant of 468 restricted shares having a grant date fair market value of $69.39 per share was made to each of the nonemployee Directors listed above. Mr. Riederer elected to receive deferred shares in lieu of restricted shares under the Directors' Plan.

As of December 31, 2007, the aggregate number of restricted shares subject to forfeiture held by each Nonemployee Director were as follows: Mr. Cambre—1,988; Ms. Cunningham—1,686; Mr. Eldridge—1,958; Ms. Green—468, Mr. Ireland—1,988; Mr. McAllister—1,988; Mr. Phillips—1,988; Mr. Riederer—866; and Mr. Schwartz—1,988.

As of December 31, 2007, the aggregate number of unvested deferred shares credited to Mr. Riederer under the Directors' Plan was 1,133.2749.

(3) Mr. Ireland is the only independent Director eligible for retirement benefits under the 1984 Plan. The aggregate change in the actuarial present value of Mr. Ireland's benefit under the 1984 Plan is $1,196.

(4) The amounts in this column, except as noted, reflect matching contributions made to educational institutions from the Cleveland-Cliffs Foundation on behalf of the Director.

The Company donated $5,000 to the Boy Scouts Jamboree on behalf of Mr. McAllister who was the Chairman of the Relationship and Media Team for the U.S. contingent to the World Scout Jamboree in 2007.

(5) Mr. Brinzo retired as Chairman of the Board on May 8, 2007. As former CEO of the Company, Mr. Brinzo was not an independent Director. The amount of cash compensation received in 2007 was paid pursuant to a compensation package approved by the Compensation and Organization Committee of the Board on August 17, 2006.

Mr. Brinzo received Performance Share grants as an officer of the Company for Performance Periods 2005-2007 and 2006-2008. The amount listed of $348,263 is the SFAS 123R calculation of the value of outstanding Performance Shares and Retention Units for Mr. Brinzo's service as a Director.

Pursuant to Mr. Brinzo's retirement agreement, he received $8,080 in investment counseling services and secretarial support valued at $3,000. Also, in connection with Mr. Brinzo's retirement, we established a $5,000 annual scholarship in the name of Mr. Brinzo to one recipient entering his or her freshman year at Kent State University's College of Business. We created this scholarship to honor Mr. Brinzo for his leadership of the Company and his dedication to education.

SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER PERSONS

The following table sets forth the amount and percent of common shares that, as of March 17, 2008 (except as otherwise indicated), are deemed under the rules of the SEC to be "beneficially owned" by each Director (excluding Mr. Carrabba and retired Directors Messrs. Brinzo and Gunning), by each nominee for Director, by our CEO, Chief Financial Officer, or CFO, and the other named executive officers, as identified in the Summary Compensation Table below, by such persons and the other executive officers as a group, and by any person or "group" (as the term is used in the Securities Exchange Act of 1934, which we refer to as the Exchange Act) known to us as of that date to be a "beneficial owner" of more than five percent or more of the outstanding common shares. No Directors, executive officers, or officers hold any preferred shares or outstanding stock options as of March 17, 2008.

	Amount and Nature of "Beneficial Ownership"(1)					
Directors and Nominees (excluding those who are also Named Executive Officers)	Beneficial Ownership	Investment Power Sole	Investment Power Shared	Voting Power Sole	Voting Power Shared	Percent of Class(2)
Ronald C. Cambre	9,814	9,814	—	9,814	—	—
Susan M. Cunningham	2,390	2,390	—	2,390	—	—
Barry J. Eldridge	3,575	3,575	—	3,575	—	—
Susan Green	543	543	—	543	—	—
James D. Ireland III	571,809	22,581	549,228(3)	22,581	549,228(3)	1.26%
Francis R. McAllister	7,842	7,842	—	7,842	—	—
Roger Phillips	17,006	17,006	—	17,006	—	—
Richard K. Riederer	6,734	6,734	—	6,734	—	—
Alan Schwartz	9,464	9,464	—	9,464	—	—
Named Executive Officers						
Joseph A. Carrabba	40,495	40,495	—	40,495	—	—
Laurie Brlas	—	—	—	—	—	—
Donald J. Gallagher	72,474	72,474	—	72,474	—	—
William R. Calfee	56,259	56,259	—	56,259	—	—
Randy L. Kummer	31,782	31,782	—	31,782	—	—
Ronald G. Stovash	19,000	19,000	—	19,000	—	—
David H. Gunning	7,382	7,382	—	7,382	—	—
All Directors, Nominees, and Executive Officers as a group, including the named executive officers and Messrs. Stovash and Gunning (21 Persons)	882,568	333,280	549,288	333,280	549,228	1.95%
Other Persons						
Harbinger Capital Partners Master Fund I, Ltd.(4) c/o International Fund Services (Ireland) Limited Third Floor, Bishop's Square Redmond's Hill Dublin 2, Ireland	5,150,000	—	5,150,000	—	5,150,000	12.3%
Bank of America Corporation(5) 100 North Tryon Street Floor 25 Bank of America Corporate Center Charlotte, NC 28255	3,166,179	—	3,166,179	—	3,147,079	7.23%
Wellington Management Company, LLP(6) 75 State Street Boston, MA 02109	2,773,426	—	2,720,926	—	2,340,576	6.14%
Jeffrey L. Gendell(7) 55 Railroad Avenue, 3rd Floor Greenwich, CT 06830	2,252,356	—	2,252,356	—	2,252,356	5.38%

(1) Under the rules of the SEC, "beneficial ownership" includes having or sharing with others the power to vote or direct the investment of securities. Accordingly, a person having or sharing the power to vote or direct the investment of securities is deemed to "beneficially own" the securities even if he or she has no right to receive any part of the dividends on or the proceeds from the sale of the securities. Also, because "beneficial ownership" extends to persons, such as co-trustees under a trust, who share power to vote or control the disposition of the securities, the very same securities may be deemed "beneficially owned" by two or more persons shown in the table. Information with respect to "beneficial ownership" shown in the table above is based upon information supplied by our Directors, nominees and executive officers and filings made with the SEC or furnished to us by any shareholder.

(2) Less than one percent, except as otherwise indicated.

(3) Of the 571,809 shares deemed under the rules of the SEC to be beneficially owned by Mr. Ireland, he is a beneficial holder of 22,581 shares. The remaining 549,228 shares are held in trusts, substantially for the benefit of a charitable foundation, as to which Mr. Ireland is a co-trustee with shared voting and investment powers. Of such shares in trusts, Mr. Ireland has an interest in the income or corpus with respect to 46,849 shares.

(4) The information shown above and in this footnote was taken from Amendment No. 1 to Schedule 13G, dated January 24, 2008, as filed with the SEC on January 24, 2008 jointly by Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Phillip Falcone, Raymond J. Harbert, and Michael Luce. The address for contacting Phillip Falcone is 555 Madison Avenue, 16th Floor, New York, NY 10022. The address for Harbinger Capital Partners Offshore manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Raymond J. Harbert, and Michael D. Luce is One Riverchase Parkway South, Birmingham, AL 35244.

(5) The information shown above and in this footnote was taken from Amendment No. 1 to Schedule 13G, dated February 7, 2008 and filed jointly with the SEC on February 7, 2008, by Bank of America Corporation, NB Holdings Corporation, Bank of America NA, United States Trust Company, NA, BAC North America Holding Company, LaSalle Bank Corporation, LaSalle Bank, N.A., Columbia Management Group, LLC, Columbia Management Advisors LLC, Banc of America Securities Holdings Corporation, Banc of America Securities LLC, and Banc of America Investment Advisors, Inc.

(6) The information shown above and in this footnote was taken from the Amendment No. 3 to Schedule 13G, dated February 29, 2008 and filed with the SEC on March 10, 2008, by Wellington Management Company, LLP, an investment adviser.

(7) The information shown above and in this footnote was taken from Amendment No. 5 to Schedule 13G/A, dated February 1, 2008, and filed with the SEC on February 1, 2008, as a group, by Tontine Partners, L.P., Tontine Management, L.L.C. (which is the general partner of Tontine Partners, L.P.), Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C. (which is the general partner of Tontine Capital Partners, L.P.), Tontine Overseas Associates, L.L.C. (which serves as the investment manager to Tontine Capital Overseas Master Fund, L.P. and Tontine Overseas Fund Ltd.), and Jeffrey L. Gendell. Mr. Gendell is the managing member of Tontine Management, L.L.C., Tontine Capital Management, L.L.C. and Tontine Overseas Associates, L.L.C., and in that capacity directs their operations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

We are the largest producer of iron ore pellets in North America and have a significant presence in metallurgical coal. We sell the majority of our pellets to integrated steel companies in the United States and Canada. In 2007, we operated a total of six iron ore mines located in Michigan, Minnesota, and Eastern Canada, producing 34.6 million tons of pellets (21.8 million tons being our share) and generating $1.75 billion in pellet sales revenue. In addition, we are majority owner of Portman Limited, an iron ore mining company located in Australia, serving the Asian iron ore markets. Portman provided US$444.6 million in revenue to our shareholders during 2007. Our entry into North American coal was through the July 2007 acquisition of PinnOak Resources LLC, a coal producer with mines located in West Virginia and Alabama. Our management initiatives include entry into South America through Amapá and a mineral diversification project though our interest in an Australian Sonoma project.

Most of our sales are under multi-year term supply agreements. These agreements are subject to various price escalators, including world settlement prices for iron ore pellets, hot-band steel prices, the producer price index, and other similar factors. As a result of these escalators, we have limited direct control over pricing for our product in the short-term.

Our market has also been substantially altered by the significant increase in worldwide demand for iron ore products over the last several years. Additionally, revenues have increased through business growth, specifically through the acquisitions of Portman Limited and PinnOak Resources LLC. Our revenues have grown from $825 million annually in 2003 to $2.3 billion in 2007. Of the $2.3 billion in revenues, Portman and PinnOak have contributed an aggregate of $530 million in revenues.

Two of these factors (significant price increases driven by market factors and rapid revenue growth) have had a meaningful impact on our executive compensation in recent years.

The Compensation Committee has continually sought to strike a balance in program design and execution among several competing objectives, including:

- Attraction and retention of executive talent in highly competitive executive labor markets
- Recognition for business performance
- Maintaining focus on controllable financial results
- Limiting the potential for undue windfalls or losses to executives
- Recognition of changes in scope of the business (revenues and profitability)
- Supporting our strategic repositioning by:
    - Building capacity
    - Growth and diversification of revenue streams
    - Internationalization
- Ensuring alignment with shareholder interests

The specific compensation principles, components, and decisions designed to achieve these objectives are discussed in more detail below.

Oversight of Executive Compensation

The Compensation Committee administers the executive compensation program, including compensation for our named executive officers. Specific responsibilities of the Compensation Committee related to executive compensation include:

- Oversee development and implementation of our compensation policies and programs for executive officers
- Review and approve CEO and other elected officer compensation, including setting goals, evaluating performance, and determining results
- Oversee our equity-based employee incentive compensation plans and approve grants (except grants or awards under plans relating to Director compensation, which are administered by the Board Affairs Committee)
- Ensure that the criteria for awards under our incentive and equity plans are appropriately related to our operating performance objectives
- Oversee certain aspects of regulatory compliance with respect to compensation matters
- Review and approve any proposed severance or retention plans or agreements

Executive Compensation Philosophy and Core Principles

The Compensation Committee has designed the compensation structure to attract, motivate, reward and retain high-performing executives. The goal is to align pay with our performance in the short term through measures of profitability and operational excellence, and over the long term through stock-based incentives. Our compensation philosophy places a significant portion of compensation at risk with Company and individual performance, increasing the portion at risk with the responsibility level of the individual, consistent with market practices. We also seek to balance this performance focus with sufficient retention incentives and a focus on controllable results to limit the risk of losing key executives during periods of unfavorable industry conditions, in a manner that the Compensation Committee deems fair to the executives and to the shareholders.

More specifically, the guiding principles of our compensation plan design and administration are as follows:

- Target pay opportunity for executive officers should be at the median of market levels.
- Align pay with results delivered to shareholders, while recognizing the potentially cyclical nature of the industry in which we operate. The goal is to avoid undue windfalls to executives in years of good performance or the undue loss of all compensation opportunities in down cycles.
- Focus performance measures on a combination of absolute performance objectives tied to our business plan (profitability and cost control), achievement of key initiatives that reflect the business strategy (e.g., sales initiatives, cost control activities, etc.) and relative objectives reflecting market conditions (relative Total Shareholder Return (share price appreciation plus reinvested dividends, if any), or TSR).
- Provide competitive fixed compensation elements over the short-term (salary) and long-term (retention grants and retirement benefits) to encourage long-term retention of our executives.
- Design pay programs to be as simple and transparent as possible to facilitate focus and understanding.

During 2007 executive compensation and benefits consisted of salary, annual cash incentives, long-term incentives consisting of performance shares, retention units, and restricted shares, retirement benefits, and limited perquisites and other benefits. The Compensation Committee regularly reviews and re-evaluates target positioning for each element of compensation. Descriptions of each of these elements are discussed in more detail in the following sections.

Compensation Policies

Market Positioning. During 2007, we continued to manage total compensation (base plus target annual incentives and the grant value of long-term incentives) to the median of the market in which we compete for talent. We believe that a median pay positioning will allow us to attract and retain the needed level of talent for the organization while managing costs to an objectively reasonable level. Actual pay may be higher or lower than this target positioning overall based on company and individual performance. The target compensation for each executive may also be higher or lower than this market positioning based on such factors as individual skills, experience, contribution and performance, internal equity, or other factors that the Compensation Committee may take into account that are relevant to the individual executive.

Market for Talent. The Compensation Committee conducts an annual review of market pay practices for executive officers with the assistance of an outside compensation advisor. This review is based on several published compensation surveys. For 2007, the pay review targeted general industry pay practices for companies with approximately $2.5 billion in revenues, reflecting the increased scope of our worldwide operations.

Pay Mix. Because the executive officers are in a position to directly influence our overall performance, a significant portion of their compensation is at risk through short- and long-term incentive programs. Our named executive officers have a significant percent of their target total compensation at risk. This includes the target annual incentive and target long-term incentive grant values, but not benefits or retirement programs. These levels of pay at risk are consistent with each executive's level of impact and responsibility and are consistent with market practices for fixed versus variable pay.

Forms of Compensation. We use cash for salaries and for annual incentive plan payouts, consistent with market practices and the short-term nature of performance. For longer-term performance, we currently use performance shares, retention units, and restricted share grants to reward and retain executives. The retention units are denominated in our common shares and vary with our share price but are payable in cash. The performance shares and restricted share grants are denominated and payable in our common shares to align the interests of our executives with shareholders through direct ownership.

Each year, we establish a target long-term incentive award value for each executive based on market practices. Actual awards to each executive may vary +/- 25 percent from this target based on the CEO's assessment of individual performance in the case of executives other than the CEO, and based on the Compensation Committee's assessment of the CEO's performance in the case of grants made to the CEO. In 2007, the Compensation Committee awarded 15 percent of the long-term incentive opportunity for each named executive officer other than Mr. Stovash in the form of retention units. Each retention unit represents the value of one common share, which is payable in cash based on the participant's continued employment throughout a three-year retention period. Retention units are guaranteed a payout at 100 percent of the original grant. The balance of each individual's long-term incentive award was in the form of performance shares, with actual payouts tied to our TSR relative to industry peers over a three-year performance period (see below for further detail).

Restricted share awards were granted on a selective basis to executives at the PinnOak mines in relation to the 2007 acquisition of PinnOak Resources, LLC in order to retain their critical expertise in underground coal operations. The restrictions on the shares will lapse 50 percent two years after grant date and 50 percent three years after grant date or will lapse immediately in the event the executive is involuntarily terminated without cause as defined in the restricted share agreements. No other named executive officers received a restricted share grant in 2007.

Other Factors. When making individual compensation decisions for executives, we take many factors into account, including the individual's performance, tenure and experience, our performance overall, any retention concerns, the individual's historical compensation and internal equity considerations.

The Compensation Committee relies significantly on the CEO's input and recommendations when evaluating these factors relative to the executive officers other than the CEO. The Compensation Committee also reviews a five-year pay history for each executive and considers the progression of salary increases over time compared to the individual's development and performance, the unvested and vested value inherent in outstanding equity awards, and the cumulative impact of all previous compensation decisions. The Compensation Committee uses the same factors in evaluating the CEO's performance and compensation as it uses with the other executive officers.

Committee Process. Decisions relating to the CEO's pay are made by the Compensation Committee in executive session, without management present. In assessing the CEO's pay, the Compensation Committee considers our performance, the CEO's contribution to that performance, and other factors as described above in the same manner as for any other executive. The Compensation Committee approves the CEO's salary, incentive plan payment (consistent with the terms of the plan as described below) and long-term incentive awards each year.

For the other named executive officers, the CEO in partnership with Human Resources conducts an assessment of each executive at the end of each year against a spectrum of behaviors and strategic goals established for each executive at the beginning of the year. The CEO then provides the Compensation Committee with his assessment of the performance of the executive and his perspective on the factors described above in developing his recommendations for each executive's compensation, including salary adjustments, annual incentive payouts, and equity grants. The Compensation Committee discusses the CEO's recommendations, including how the recommendations compare against the external market data and how the compensation levels of the executives compare to each other, to the CEO's, and to the historic pay for each executive. Based on this discussion, the Compensation Committee then approves or modifies the recommendations in collaboration with the CEO.

Elements of Compensation

We use multiple components to provide a competitive overall compensation and benefits package that is reasonable relative to market and industry practices and tied appropriately to performance.

Base Salary. Our philosophy is that base salaries should meet the objective of attracting and retaining the executive talent needed to run the business. Therefore, we seek to target base pay levels for executives at the 50th percentile of market survey data, although each executive may have a base salary above or below the median of the market. Actual salaries reflect responsibility, performance, and experience, among other factors described above.

Base salary adjustments can affect the value of other compensation and benefit elements. A higher base salary will result in a higher annual incentive, assuming the same level of achievement against goals. Base salaries also affect the level of performance-based contributions to the Cleveland-Cliffs Inc and its Associated Employers Salaried Employees Supplemental Retirement Savings Plan, a tax-qualified 401(k) Savings Plan, which we refer to as the Savings Plan, disability benefits, severance and change in control benefits and pension benefits.

For 2007, the Compensation Committee recognized our substantially increased size in terms of revenues, the increased complexity of the organization on a global basis, and the overall increase in our ability to pay for top talent due to the heightened level of profitability relative to prior years. The market benchmarks used by the Compensation Committee reflected these factors and as a result showed that executives were currently positioned approximate to the competitive market median. As such, no significant adjustments outside of merit increases were made to named executive officer's base salaries in 2007.

Annual Incentive Plan. We provide an annual Executive Management Performance Incentive Plan, or EMPI Plan, which provides an opportunity for the senior executive officers to earn an annual cash incentive based on our financial performance relative to business plans and achievement against key corporate objectives. The objective of this plan is to provide executives with a competitive annual cash compensation opportunity while aligning actual pay results with our short-term business performance.

Award Opportunities: Under the EMPI, bonus opportunities for senior officers, including the named executive officers, ranged from zero to a maximum of 100 percent of the officers' grant amount for 2007. The maximum annual incentive opportunity for the CEO was 200 percent of base salary in 2007 and for each of the other named executive officers, including the former Vice Chairman, Mr. Gunning, the target incentive ranged from 105 – 126 percent of base salary. Mr. Stovash was not a participant in the EMPI and was covered by a different annual incentive program sponsored by PinnOak Resources, LLC, under which his target incentive was 80% of base salary and his potential bonus ranged from 0 percent at threshold to 140 percent of target at maximum.

EMPI Performance Measures: The EMPI Plan uses a "performance scorecard" with multiple performance standards that are related to our annual business plan and current strategic priorities. For 2007, the Compensation Committee developed a scorecard targeted at those areas that it believed would most directly improve financial results for shareholders in the near term, while maintaining incentives for long-term strategic improvements. The elements and their respective weightings for 2007 were as follows:

Objective	Weight
Pre-Tax Earnings	50.0%
Adjusted Cost Control	25.0%
Corporate Objectives	25.0%
Total	100.0%

Pre-Tax Earnings is a measure of our profitability and is measured on a consolidated basis. Adjusted cost control is a measure of the cost of production per ton, adjusted to hold energy prices at a fixed rate throughout the year in order to eliminate the (positive and negative) impact of the large and potentially volatile uncontrollable cost of energy on compensation. Although cost control is a component of pre-tax earnings, the Compensation Committee believes a more targeted focus on managing production cost per ton is essential to our long-term health. Adjusted Cost Control is measured only for North American iron ore operations, based on the Compensation Committee's belief that cost control in this region was most critical to our success during 2007. Similarly, the Compensation Committee evaluates management on a subjective basis against key strategic and operational goals that are not as easily quantified as financial results to ensure that short-term profitability is balanced with the long-term success of the organization. For 2007, Corporate Objectives included goals in the areas of business development, workforce, safety, specific cost initiatives and sales initiatives.

EMPI Target Setting and 2007 Results: Performance targets for the financial objectives of the EMPI Plan are established at the beginning of each year. Each metric has a threshold, target, and maximum goal, with a potential funding of between 0 percent and 100 percent of the maximum award. At threshold performance, each goal would be funded at 25 percent of maximum, with 0 percent funding for performance below threshold. If performance is at the target level, the bonus will be funded at 50 percent of the maximum award. Adjustments to 2007 pre-tax earnings were made as a result of the reversal of certain ore stockpile sales that occurred in December 2006. As a result of these adjustments, revenue recognition on these transactions totaling $94 million was deferred until 2007. The Committee adjusted the 2007 EMPI Plan targets to take into account these adjustments and their impact on 2007 pre-tax earnings to ensure that management did not receive a windfall in 2007 under the EMPI Plan.

Each year, the Compensation Committee approves performance targets and ranges for each of the financial performance measures, taking into consideration management financial plans for the coming year, prior years' performance, performance relative to other metals and mining companies, and the relative degree of difficulty of attaining performance goals under different product-pricing scenarios. Performance targets are approved each year by the Compensation Committee early in the year, with an adjustment as necessary for the specific impact of world pellet price settlements on price escalators in our contracts. This price adjustment is formulaic and objective, tied directly to our term supply agreements.

For 2007, the EMPI Plan was funded at 76.82 percent of the maximum bonuses for all named executive officers except Mr. Carrabba. Mr. Carrabba's EMPI bonus was funded at 72.98 percent. The Compensation Committee arrived at this funding level by taking the following factors into consideration:

- 2007 pre-tax earnings were reviewed and compared to adjusted maximum performance levels set at the beginning of 2007 of $422 million with an adjusted minimum and target performance levels of $281 million and $351 million. Preliminary results were $380.7 million. This factor was weighted 50 percent, resulting in funding of 35.44 percent of maximum bonuses.
- Adjusted cost control was above the target established for the year, resulting in a funding multiple of 16.38 percent of maximum for this performance factor (weighted 25 percent).
- The Compensation Committee evaluated Corporate Objectives established at the beginning of the year and rated those objectives at a performance level of 100 percent. This factor was weighted 25 percent, resulting in funding of 25 percent of maximum bonuses. Due to post acquisition performance of PinnOak Resources LLC and at the discretion of the Committee, Mr. Carrabba's Corporate Objectives portion of the bonus was rated less than other named executive officers.
- Bonuses for 2007 under the EMPI Plan were paid in the following amounts to the named executive officers:

Joseph A Carrabba	$1,021,706	William R. Calfee	$337,240
Laurie Brlas	$ 367,200	Randy L. Kummer	$212,023
Donald G. Gallagher	$ 381,027	David G. Gunning	$182,448

The specific performance goals for Adjusted Cost Control is not disclosed as we believe, and the Compensation Committee concurs, that providing detailed information about our cost structure could limit our ability to negotiate supply agreements or spot sales on terms that would be favorable to our shareholders, thereby resulting in meaningful competitive harm. Likewise, we and the Compensation Committee believe that disclosing specific, non-quantitative Corporate Objectives for the year would provide detailed information on business operations and forward looking strategic plans to our customers and competitors that could result in substantial competitive harm.

The Compensation Committee did test the Adjusted Cost Control performance targets by comparing to business plans, past performance, and the impact of cost per ton on the range of pre-tax earnings goals, including the impact under different product-pricing scenarios. Based on these evaluations, the Compensation Committee believes that the range of performance objectives established for 2007 were appropriately difficult to attain. Corporate Objectives are subjective in nature and therefore the degree of difficulty cannot be readily quantified.

Long-Term Incentives. The objectives of our long-term incentives are to reward executives for sustained performance over multiple years while recognizing the potential volatility of industry conditions and limiting the potential for undue windfalls or losses to executives for factors outside of management's control. In addition, our long-term incentive programs are designed to enhance retention of executives by delaying the vesting of compensation opportunities and to align the long-term interests of executives with shareholders through the use of equity to deliver compensation.

Administrative Process: Long-term incentive awards for senior executives are generally made annually and are based on the executive's position, experience, performance, prior equity-based compensation awards and competitive equity-based compensation levels. The grant date is the date of the Compensation Committee approval or a later date as set by the Compensation Committee. Grants for new hires or promotions are approved by the Committee at the next regularly scheduled Compensation Committee meeting following the hire or promotion date or in a special meeting, as needed. The grant date for new hire or promotional grants is the date of such approval or such later date as the Compensation Committee determines. We do not time grants to coordinate with the release of material non-public information.

The review of market practices in 2007 indicated that we were approximate to the desired market pay positioning for total compensation, including long-term incentives, for named executive officers. As a result, the Compensation Committee maintained our grant guidelines for 2007.

Performance Share Program: Performance shares continue to be the primary vehicle used by us to deliver long-term incentives. A performance share is the opportunity to earn a common share based on our performance over a three-year period, with potential funding between 0 percent and 150 percent of the target share grant depending on the level of performance against goals. We use performance shares to reward for shareholder results relative to industry conditions, taking into consideration returns to shareholders as compared to other companies in the steel and mining industries.

Specifically, each executive officer is granted a target number of performance shares at the beginning of each three-year period. TSR for us and our performance peers identified below was historically measured quarterly on a cumulative basis since the beginning of the performance period and we were ranked relative to peers at the end of each quarter. At the end of three years, we calculated the average of these quarterly percentile rankings of TSR performance relative to peers to determine the total performance over the three-year period and the number of shares earned at the end of the period. Funding for performance below threshold is zero percent. An absolute threshold is also provided for Return on Net Asset, which we refer to as RONA, performance. If average RONA is below 12 percent over the three years of the plan, then any payouts will be reduced by 50 percent regardless of relative TSR. RONA is defined as pre-tax income divided by average assets less average current liabilities, excluding short-term debt included in current liabilities, for each year of the plan. The calibration of the pay for performance relationship is as follows:

	Performance Level		
Performance Factor	**Threshold**	**Target**	**Maximum**
Relative TSR	35th%ile	55th%ile	75th%ile
Payout	50%	100%	150%
Pre-Tax RONA	Calculated payout reduced 50% if RONA is below 12% at the end of the three year period (approximately equivalent to the cost of capital on a pre-tax basis)		

On March 12, 2007, the Compensation Committee adopted a new methodology for the calculation of payment of performance shares in connection with the 2007 Incentive Equity Plan, which we refer to as the 2007 ICE Plan. With respect to Performance Shares, a portion of the calculation was based on a cumulative quarter-by-quarter basis calculation of TSR. Under the 2007 ICE Plan, the quarter-by-quarter portion of the calculation was eliminated, and the calculation is instead based on cumulative TSR between the start and the end of the performance period. The Compensation Committee also gave participants in the prior plan the option of having the old or new methodology apply to their outstanding performance shares for the 2005-2007 and 2006-2008 performance periods. Ms. Brlas and Messrs. Carrabba and Gunning elected to apply the new methodology to their outstanding grants, and Messrs. Calfee, Gallagher and Kummer elected to continue to have the old methodology apply to their outstanding grants. While the total impact of this change cannot be calculated at this time given the 2006-2008 performance period has not been completed; the new methodology resulted in a higher TSR performance factor for 2005-2007 performance shares.

The performance peer group used for the relative performance share plan during the 2007-2009 cycle is as follows:

AK Steel Holding Corp.	Gerdau Ameristeel Corp.	Rio Tinto plc
Algoma Steel Inc.	IPSCO Inc.	Southern Copper Corp.
Arch Coal	Macarthur Coal	Steel Dynamics Inc.
Companhia Vale ADR	Nucor Corp.	Teck Cominco Ltd
Freeport-McMoran	Oxiana Limited	USX-US Steel Group

The peer group currently focuses on steel, metals and commodity mineral mining companies that will be generally affected by the same long-term market conditions as we are. The Compensation Committee evaluates this peer group for each new cycle of the performance share plan and makes adjustments as needed based on changes in the industry makeup and relevance of our specific peers. During a cycle, any peer that is acquired, files for bankruptcy, or otherwise ceases to trade on a major stock exchange will be excluded from the calculation of relative performance for each quarter subsequent to the de-listing event. Beginning with the 2007-2009 grant, the Committee determined that the S&P Metals and Mining ETF total shareholder return would be substituted for the entire performance period for any peer that is acquired, files for bankruptcy, or otherwise ceases to trade on a major stock exchange. To date, the following companies have been excluded from the performance peer group: Algoma Steel Inc. and IPSCO Inc.

In January 2008, the Compensation Committee determined that, for the three-year performance period ended December 31, 2007, we achieved the 75th percentile with respect to our peer group for TSR, a RONA greater than 12 percent, and 100 percent with respect to the accomplishment of strategic objectives. This provided a total performance factor of 175 percent for the 2005-2007 performance period. However, based on the application of the maximum value cap in place for grants before 2006, the actual payout was reduced to 77 percent of the uncapped value. A payout for such performance period was made in common shares on February 27, 2008 to Messrs. Carrabba, Calfee, Gallagher, Kummer and Gunning with a distribution date of February 27, 2008. The performance share award for the named executive officers for the 2005-2007 performance period is disclosed under the "2007 Option Exercises and Stock Vested" table in footnotes (4) and (5).

Retention Units: Starting in 2000, the Compensation Committee began granting a part of the performance share grants as retention units. The retention awards included in the LTIP and the 2007 ICE Plan assist us in retaining key executives throughout industry cycles by providing a minimum floor to the long-term incentive opportunity based solely on executives remaining with us. In 2007, the Compensation Committee awarded executive officers 15 percent of their long-term incentive opportunity in the form of retention units. Each retention unit represents the value of one common share and is payable in cash based upon the participant's continued employment throughout the three-year retention period.

During 2007, the retention units granted on March 8, 2005 to the named executive officers employed on that date vested on December 31, 2007 and were paid out in cash on February 27, 2008, as shown in footnote (5) under the "2007 Option Exercises and Stock Vested Table". Our closing share price on December 31, 2007 of $100.80 per share was used to determine the value of this payout.

Restricted Share Grants: During 2007, the Compensation Committee did not award any restricted share awards to any of the current named executive officers. Restricted shares awarded to three named executive officers in 2005 vested on December 31, 2007. Mr. Stovash received a grant of 19,000 shares of restricted shares pursuant to the closing of the acquisition of PinnOak Resources, LLC. His restricted shares were originally intended to vest 50 percent two years after date of grant and the remaining three years after date of grant. However, under the circumstances of his termination, Mr. Stovash's shares vested in November 2007.

Retirement and Deferred Compensation Benefits

Defined Benefit Pension Plan: We maintain a defined benefit pension plan, which we refer to as the Pension Plan, and a supplemental executive retirement program, which we refer to as the SERP and in which all of the named executive officers, except Mr. Stovash, are eligible for participation following one year of service. The Compensation Committee believes that pension benefits are a typical component of total remuneration for employees and executives in industries similar to ours and that providing such benefits is important to delivering a competitive package to retain employees. The objective of the SERP is to provide benefits above the statutory limits for qualified pension plans for highly paid executives.

Savings Plan: Under the Company's 401(k) plan, executives are eligible to contribute up to 35 percent of base salary. Pre-tax contributions are limited by the annual IRS discrimination testing limits. For the calendar year 2007, employee pre-tax contributions are limited to $15,500. We match 100 percent of employee contributions up to the first 3 percent and 50 percent for the next 2 percent. Additionally, we have a performance-based contribution that can be made annually to the 401(k). The performance-based contribution was established to deliver as much as 10 percent of eligible 401(k) wages into the 401(k) Plan when we meet certain financial performance targets.

Deferred Compensation Plan: Under the Voluntary Non-Qualified Deferred Compensation Plan, which we refer to as the VNQDC Plan, the named executive officers and other senior management employees are permitted to defer, on a pre-tax basis, up to 50 percent of their base salary, all or a portion of their annual incentive under the EMPI Plan and their share award or cash award that may be payable under the LTIP or the 2007 ICE Plan. The Compensation Committee believes the opportunity to defer compensation is a competitive benefit and addresses the goal of attracting and retaining talent.

Cash awards can be deferred into a cash deferral account or a share unit account. Share awards can only be deferred into share units. Cash deferrals earn interest at the Moody's Corporate Average Bond Yield rate. Unit deferrals are denominated in our common shares and vary with our share price performance.

In order to encourage share ownership and the alignment of executive interests with shareholder interests, as well as to assist executives in meeting their share ownership guidelines (as discussed below under "Share Ownership Guidelines"), any cash compensation awards deferred into share units are matched with a 25 percent match by us that vests at the end of five years.

Finally, the VNQDC Plan provides that if a participant is entitled to receive a performance-based contribution under the Savings Plan but is limited in the amounts that can be contributed to the Savings Plan by certain Internal Revenue Code limitations, then any such performance-based contributions in excess of the Internal Revenue Code limits are deferred into the VNQDC Plan. These specific cash accounts are not convertible to share units.

Other benefits: Our other benefits and perquisites for senior executives include company paid parking, personal financial services and company paid club memberships. These benefits are disclosed below in the "2007 Summary Compensation Table" under "All Other Compensation" and described in footnote 5.

Supplementary Compensation Policies. We use several additional policies to ensure that the overall compensation structure is aligned with shareholder interests and are competitive with market practices. Specific policies include:

Share Ownership Guidelines: The Board of Directors adopted share ownership guidelines to ensure that senior executives have a meaningful direct ownership stake in Cleveland-Cliffs and that the interests of executives are thereby aligned with shareholders. The guidelines call for the CEO to own shares equal in value to four-and-a-half (4.5) times annual base salary. Other executives, depending on their level, are required to hold between one-and-a-half (1.5) and two-and-a-half (2.5) times annual base salary in shares. For awards made after January 1, 2007 under the 2007 ICE Plan, executives are not permitted to sell shares received under the Performance Share Program unless the executive is in compliance with the ownership guidelines, except as may be necessary to pay income taxes. An officer's direct ownership of shares, including restricted shares and share units held in the VNQDC Plan, count toward meeting the share ownership guidelines.

Severance and Change in Control Agreements: We have entered into severance agreements with all of the named executive officers that provide for certain payments upon termination following a change in control. The Compensation Committee believes that such agreements support the goals of attracting and retaining highly talented individuals by clarifying the terms of employment and reducing the risks to the executive in situations where the executive believes that Cleveland-Cliffs may undergo a merger or be acquired. In addition, the Compensation Committee believes that such agreements align the interests of executives with the interests of shareholders if a qualified offer to acquire us is made, in that each of the named executive officers would likely be aware of or involved in any such negotiation and it is to the benefit of shareholders to have the executives negotiating in the shareholder's best interests without regard to the executive officer's personal financial interests.

The agreements generally provide for the following change-in-control provisions (see accompanying narrative below for more details):

- Automatic vesting of unvested equity incentives upon change-in-control
- Two (2) – three (3) times annual base salary and target annual incentive as severance upon termination following a change in control, and continuation of welfare benefits between two to three years
- Full tax gross-up payments on any excise taxes imposed upon any change in control payments
- Non-compete, confidentiality and non-solicitation provisions for executives who receive severance payments following a change in control

Exchange Act Rule 10b5-1 Plans: Mr. Calfee has entered into a Rule 10b5-1 Trading Plan with a third-party broker. The objective of this plan is to allow the executive who may otherwise be subject to trading restrictions due to potential insider knowledge of Cleveland-Cliffs to sell a specified number of shares on specified dates and at specified prices without regard to whether there is a trading blackout in effect. By entering into a plan in advance with a third-party broker and by eliminating the personal ability to time the sales of common shares, executives with such plans can legally sell shares without running the risk of violating insider trading rules.

Our General Counsel was duly notified when Mr. Calfee entered into such a Plan. The Compensation Committee believes that such plans are fair and reasonable for executives who have met the share ownership guidelines and does not have any policy or practice to restrict named executive officers from entering into such arrangements.

Other Material Tax and Accounting Implications: Section 162(m) of the Internal Revenue Code limits the deductibility of certain executive compensation in excess of $1 million. The aggregate combination of distributions from the EMPI Plan, LTIP, vesting of restricted shares, and dividends on restricted shares has caused, with respect to 2007, the $1 million limit to be exceeded with respect to five of the named executive officers, and will cause the $1 million limit to be exceeded in subsequent years with respect to one or more of the named executive officers. In 2007, our shareholders approved the EMPI Plan, and the 2007 ICE Plan, which replaced the predecessor plans. Performance based compensation under the EMPI Plan and the 2007 ICE Plan will be exempt from the $1 million limit. Even with the adoption of these new plans, retention units and restricted share grants will still not qualify as performance based compensation and thus will be excluded from the calculation of the $1 million limit.

Summary Compensation Table

The following table sets forth the compensation earned by the named executive officers for services rendered to us and our subsidiaries for the fiscal year ended December 31, 2007. The table discloses compensation information for the CEO, Joseph A. Carrabba, the CFO, Laurie Brlas, the other three highest paid employees on December 31, 2007, William R. Calfee, Donald J. Gallagher and Randy Kummer, and Messrs. David Gunning and Ronald Stovash, former Vice Chairman and former CEO and President of PinnOak Resources, LLC, respectively, who would have been one of the three highest paid other employees but for their termination of employment during 2007. We collectively refer to these individuals as our named executive officers.

This table discloses in column (c) the salary of each named executive officer. "Salary" under column (c) includes base salary before salary reduction contributions to Benefits Choice Plan, which provides health, life and disability benefits, salary reduction contributions to our Savings Plan and salary reduction contributions to our VNQDC Plan. The VNQDC Plan is described more fully in the "Compensation Discussion and Analysis" section above.

Column (d) of the table, "Bonus" discloses non-incentive special payments to certain executives whether such payments were designated bonus or not. Such payments include payments in 2006 to Mr. Calfee in cash of 50 percent of the award he would otherwise have received as restricted shares under the Cleveland-Cliffs Inc 1992 Incentive Equity Plan, which we refer to as the 1992 ICE Plan. Since the restricted share agreements do not forfeit the restricted shares of employees who retire, Mr. Calfee, who is retirement eligible, was taxed on the value of the restricted shares on the date of grant. The payment of 50 percent of his award in cash was intended to assist him in paying the taxes on the restricted shares award. Column (d) also includes a special signing bonus and guaranteed bonus payable to Ms. Brlas who was employed as our CFO on December 11, 2006. Amounts payable to the named executive officers under our annual bonus program, the EMPI Plan, are not shown in column (d) but are instead shown under column (f), "Non-Equity Incentive Plan Compensation."

Column (e) of the table, "Stock Awards," reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 and December 31, 2006 in accordance with SFAS 123R of performance shares held by the named executive officers. Performance shares vest and become payable at the end of a three-year performance period. The performance share grants are described more fully in the "Compensation Discussion and Analysis" section above.

Column (e) of the table, "Stock Awards," also reflects an amount under SFAS 123R relating to retention units granted to the named executive officers under our LTIP or 2007 ICE Plan. The retention units are measured by the value of our common shares but are payable in cash rather than common shares. Such retention units vest and become payable at the end of the third year in the three-year period that includes the date of grant. The retention units are described more fully in the "Compensation Discussion and Analysis" section above.

In addition, column (e) of the table, "Stock Awards," reflects the amount under SFAS 123R relating to restricted shares held by the named executive officers under our 1992 ICE Plan. The restricted shares normally vest and the restrictions lapse at the end of the third year in the three-year period that includes the date of grant. The restricted share awards are described more fully in the "Compensation Discussion and Analysis" section above.

As noted above, column (f), "Non-equity Incentive Plan Compensation," includes amounts payable to the named executive officers under our annual bonus program, the EMPI Plan. The EMPI Plan is described more fully in the "Compensation Discussion and Analysis" section above. Column (f) also includes the amount of performance based contribution credited to the accounts of the named executive officers under our Savings Plan and our VNQDC Plan for 2007 and 2006. Such performance based contribution is made on behalf of all salaried employees and is equal to 10 percent of 401(k) eligible wages for all salaried employees for 2007 and 2006. To the extent that such contribution caused the total contributions to the Savings Plan to exceed certain Internal Revenue Code limitations, the balance of the contribution was credited to the accounts of the named executive officers under the VNQDC Plan.

Column (g) of the table, "Change in Pension Value and Nonqualified Deferred Compensation Earnings," includes accruals under our Pension Plan and our SERP. The Pension Plan and SERP are described more fully in the "Compensation Discussion and Analysis" section above and before the Pension Benefits tables below.

Column (h) of the table, "All Other Compensation," shows the combined value of the named executive officers' perquisites. These perquisites include payments by us for parking, financial services and club memberships. Column (h) also includes matching contributions to the Savings Plan and the VNQDC Plan. Other benefits are described more fully in the "Compensation Discussion and Analysis" section above and before the Pension Benefits tables below.

2007 Summary Compensation Table

Name (a)	Year (b)	Salary ($) (1) (c)	Bonus ($) (d)	Stock Awards ($) (1) (2) (e)	Non-Equity Incentive Plan Compensation ($) (1) (3) (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4) (g)	All Other Comp. ($) (5) (h)	Total ($) (i)
Joseph A. Carrabba	2007	675,000(6)	—	2,105,673	1,089,206	159,936	63,280	4,093,094
President and Chief Executive Officer	2006	520,833(6)	—	909,353	752,083	125,300	106,382	2,413,951
Laurie Brlas	2007	376,250(6)	—	482,586	404,825	32,225	29,361	1,325,247
Executive Vice President and Chief Financial Officer	2006	22,228(6)	399,700(7)	27,383	2,222	—	502	452,034
Donald J. Gallagher	2007	389,250(6)	—	955,825	419,952	513,938	114,529	2,393,494
President North American Iron Ore	2006	339,583(6)	—	602,877	349,167	618,900	31,594	1,942,121
William R. Calfee	2007	344,750(6)	—	687,210	371,715	512,590	70,168	1,986,433
Executive Vice President-Commercial North American Iron Ore	2006	331,750(6)	375,000(8)	1,107,084	318,175	528,700	46,513	2,707,222
Randy L. Kummer	2007	259,750(6)	—	754,437	237,998	49,047	28,607	1,329,840
Senior Vice President, Human Resources	2006	244,750(6)	—	791,053	199,475	34,900	18,150	1,288,328
Ronald G. Stovash ....(9) Former CEO and President, PinnOak Resources Ltd.	2007	348,718	—	1,316,130	—	—	1,129,521	2,794,369
David H. Gunning	2007	184,083(6)	—	715,847	200,856	193,571(10)	615,532(11)	1,909,889
Former Vice Chairman of the Board	2006	426,250(6)	—	1,564,430	397,625	313,800	20,522	2,722,627

(1) Columns (c), (e) and (f) reflect the salary, equity compensation and non-equity incentive compensation of each named executive officer, respectively, before pre-tax reductions for contributions to the Savings Plan and/or the VNQDC Plan. Amounts by which salary, equity compensation and non-equity incentive compensation were reduced in 2007 pursuant to the named executive officers' elections to make contributions to the VNQDC Plan appear in column (b) of the "2007 Nonqualified Deferred Compensation" table below.

(2) The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and December 31, 2006, in accordance with SFAS 123R, of awards of restricted shares, performance shares and retention units, and thus includes amounts from awards granted in and prior to 2006 and 2007. For additional information, refer to note 11 to our financial statements in Item 8 of the Form 10-K. These types of awards are discussed in further detail in the "Compensation Discussion and Analysis" section above under the headings "Performance Share Program," "Retention Units" and "Restricted Stock Grants." See the "2007 Grants of Plan-Based Awards" table for more detail on the awards of restricted shares, retention units and performance shares. Please note that the amounts shown in column (e) for 2006 differ from the amounts shown in column (e) of last year's Summary of Compensation Table because the amounts shown last year were the value of such awards on the dated granted in 2006 rather than the amounts recognized for financial statement reporting purposes.

(3) The amounts in column (f) reflect the sum of (i) incentive bonus awards that were earned in 2007 and 2006 under the EMPI and MPI Plan, which is discussed in further detail in the "Compensation Discussion and Analysis" section above under the heading "Annual Incentive Plan," and were paid in cash to the named executive officers on February 22, 2008 and February 13, 2007, and (ii) amounts allocated to the named executive officers as performance-based contributions under the Savings Plan, which equaled in 2007 and 2006 for all the participants under the Savings Plan 10 percent of their 401(k) eligible wages. To the extent that such performance-based contributions exceeded Internal Revenue Code limits for a qualified profit sharing plan, they were credited to the accounts of the executives under the VNQDC Plan. The amounts of the incentive bonus for 2007 for the named executive officers were: Carrabba-$1,021,706; Brlas-$367,200; Gallagher-$381,0279; Calfee-$370,314; Kummer-$212,023 and Gunning-$182,448. The amounts representing the performance-based contributions for 2007 under the Savings Plan and/or the VNQDC Plan for the named executive officers are: Carrabba-$67,500; Brlas-$37,625; Gallagher-$38,925; Calfee-$34,475; Kummer-$25,975 and Gunning-$18,408. The amounts of the incentive bonus for 2006 for the named executive officers were: Carrabba-$700,000; Gallagher-$315,000; Calfee-$285,000; Kummer-$175,000 and Gunning-$355,000; . The amounts representing the performance-based contributions for 2006 under the Savings Plan and/or the VNQDC Plan for the named executive officers are: Carrabba-$52,083; Brlas-$2,222; Calfee-$33,175; Gallagher-$34,167; Kummer-$24,475 and Gunning-$42,625.

(4) The amounts in column (g) reflect the actuarial increase in the present value of the named executive office's benefits under the Pension Plan and the SERP, both of which are discussed in further detail in the "Compensation Discussion and Analysis" section above under the heading "Defined Benefit Pension Plan," determined using interest rate and mortality

assumptions consistent with those used in our financial statements and may include amounts that the named executive officer is not currently entitled to receive because his or her benefits are not fully vested. The increase in the value of the benefits in 2007 of the named executive officers under the Pension Plan were: Carrabba-$159,700; Brlas-$32,200; Gallagher-$513,800; Calfee-$512,200 and Kummer-$49,000. The increase in the value of the benefits of the named executive officers under the SERP in 2007 were zero for each Named Executive Officer. Laurie Brlas and Ronald Stovash were not eligible for pension or SERP benefits in 2007. The increase in the value of the benefits in 2006 of the named executive officers under the Pension Plan were: Carrabba-$15,900; Gallagher-$180,200; Calfee-$42,200; Kummer-$34,900 and Gunning-$96,600. The amounts for above market interest in column (g) on deferred compensation in 2007 were: Carrabba-$235; Brlas-$25; Gallagher-$138; Calfee-$390; Kummer-$47 and Gunning-$47. No amounts are included in column (g) representing above market interest on deferred compensation in 2006.

(5) The amounts in column (h) reflect the combined value of the named executive officer's perquisites attributable to our paid parking, financial services, club memberships, restricted stock dividends, matching contributions made by and on behalf of the executives under the Saving Plan and the VNQDC Plan.

The following table summarizes perquisites in 2006 and 2007.

		Paid Parking ($)	Financial Svcs. ($) (a)	Club Member-ships ($)	Savings Plan Matching Contributions ($)	VNQDC Plan Matching Contributions ($)	Restricted Stock Dividends ($)	Other ($) (b)	Total ($)
Joseph A. Carrabba	2007	2,520	8,093	9,815	7,313	19,688	15,853	—	63,280
	2006	2,328	3,700	67,539	7,431	12,702	13,441	—	107,141
Laurie Brlas	2007	2,520	10,000	1,792	9,000	6,050	—	—	29,361
	2006	308	—	—	—	—	—	—	308
Donald J. Gallagher	2007	2,520	11,238	76,918	9,000	5,220	9,634	—	114,529
	2006	2,328	7,596	4,595	8,800	—	10,008	—	33,327
William R. Calfee	2007	2,520	7,457	46,401	8,570	5,220	—	—	70,168
	2006	2,328	7,200	17,815	8,800	3,633	—	—	39,776
Randy L. Kummer	2007	2,520	4,045	—	8,400	—	13,642	—	28,607
	2006	2,328	—	—	8,400	—	11,448	—	22,176
Ronald G. Stovash	2007	—	—	110,496	—	—	2,375	1,016,650	1,129,521
	2006								
David H. Gunning	2007	1,050	—	1,378	7,363	—	5,741	600,000	615,532
	2006	2,328	—	2,660	7,685	—	22,224	—	34,897

(a) Includes tax gross up on financial services paid for Messrs. Carrabba-$184; Gallagher-$293 and Calfee-$287.

(b) Other Compensation for Mr. Stovash includes $520 payment as a result of waiving medical benefits, $1,1008,130 separation payment and $8,000 vehicle allowance. Other Compensation for Mr. Gunning includes $600,000 paid to him as a consulting fee for serving as the Company's representative on the Board of Directors of Portman Ltd. and keeping current management apprised of developments relating to Portman Ltd.

(6) The salary of the named executive officers includes their base salary before salary reductions for the Benefits Choice Plan, the Savings Plan, and the VNQDC Plan. The 2007 401(k) salary deferrals of the named executive officers were: Carrabba-$7,875; Brlas-$11,250; Gallagher-$11,250; Calfee-$15,500; Kummer-$15,500; Stovash-$15,500 and Gunning-$13,806. The 2007 catch-up 401(k) salary deferrals for the named executive officers were: Carrabba-$4,800; Brlas-$4,800; Gallagher-$5,000; Calfee-$5,000; Kummer-$5,000; Stovash-$5,000 and Gunning-$5,000. The 2006 401(k) salary deferrals of the named executive officers were: Carrabba-$8,263; Gallagher-$11,000; Calfee-$14,300; Kummer-$15,000 and Gunning-$8,770. The 2006 catch-up 401(k) salary deferrals for the named executive officers were: Carrabba-$4,800; Calfee-$4,991; Gallagher-$5,000; Kummer-$5,000 and Gunning-$5,000.The pre-tax contributions for the compensation earned in 2007 and deferred into the VNQDC Plan on behalf of the named executive officers were: Carrabba-$33,750; Brlas-$26,337 and Calfee-$34,475 . For 2006, the amounts were: Carrabba-$36,667; Gallagher-$45,000 and Calfee-$11,611.

(7) The amount shown in column (d) for Ms Brlas reflects a signing bonus of $115,000 plus a MPI Plan bonus of $284,700. The MPI Plan bonus was intended to compensate her for the loss of a bonus from her prior employment.

(8) Upon the granting of restricted shares on May 8, 2006, certain executives were then eligible to retire without forfeiting the restricted shares, thereby resulting in the restricted share being taxable to the executive immediately rather than when the restrictions lapsed. For such executives, it was determined to pay an amount in cash in lieu of half of the restricted shares that would otherwise be granted to the executive. Such cash would provide the executives with sufficient funds to pay federal, state and local income taxes on the total value of the restricted shares and the cash payment. The amounts in column (d) for Mr. Calfee reflect the cash paid, in lieu of one-half of the restricted shares which would otherwise been granted to them.

(9) Mr. Stovash became employed with the Company upon the acquisition of PinnOak Resources LLC on July 31, 2007 and was terminated from the Company effective November 5, 2007.

(10) The lump sum present value of the benefits of Mr. Gunning accrued under the SERP ($537,043) were paid to him upon his retirement on June 1, 2007.

(11) Mr. Gunning retired from the Company on June 1, 2007 after 7 years of service. Upon his retirement, he entered into a consulting agreement with the Company to perform certain services on behalf of the Company including serving as the Company's representative on the Board of Portman Ltd. The consulting agreement provides that Mr. Gunning will be paid a one-time fee of $600,000 for his services on behalf of the Company. Such consulting payments are in addition to any pension benefits and SERP benefits he accrued while he was an employee of the Company. As a consultant Mr. Gunning is not entitled to receive any benefits other than the payment of the consulting fee and the payment of reasonable travel and other expenses.

Grants Of Plan Based Awards

This table discloses in columns (d), (e) and (f) the potential payouts at the Threshold, Target and Maximum levels of the awards under the EMPI Plan for 2007. See the "Compensation Discussion and Analysis" section above for a description of the EMPI Plan. As is shown in footnotes (3) and (8) to the "2007 Summary Compensation Table", the actual payouts for the named executive officers were: Carrabba—$1,021,706; Brlas—$367,200; Gallagher—$381,027; Calfee—$337,240; Kummer—$212,023; Gunning—$182,448 and Stovash—$0.

This table also shows in columns (g), (h) and (i) the potential payouts at the Threshold, Target and Maximum levels of the 2007 performance share awards under the 2007 ICE Plan. Such performance shares are for a three-year period ending December 31, 2009.

The table also shows in columns (j) and (k) the actual numbers of awards granted and the grant date fair value of (1) restricted share awards under our 1992 ICE Plan and 2007 ICE Plan and (2) retention units under our LTIP and 2007 ICE Plan. The 2007 restricted shares awarded to Mr. Stovash vested on November 5, 2007 upon his termination. The 2007 retention units, granted to all named executive officers excluding Mr. Stovash, will vest at the end of a three-year period ending December 31, 2008.

Grants of Plan-Based Awards

			Estimated Future Payouts under Non-Equity Incentive Plan Awards (EMPI) ($) (1)			Estimated Future Payout(s) under Equity Incentive Plan Awards (Perf Shares) (2)			All Other Stock: Restricted Stock & Retention Units (j)	Grant Date Fair Market Value of Stock Awards ($) (k)
Name (a)	Grant Date (b)	Committee Date (c)	Threshold (d)	Target (e)	Maximum (f)	Threshold (g)	Target (h)	Maximum (i)		
Joseph A. Carrabba	3/27/2007	3/27/2007	350,000	700,000	1,400,000					
	3/13/2007	3/12/2007				15,725	31,450	47,175	5,550	2,085,690
Laurie Brlas	3/27/2007	3/27/2007	114,000	239,148	478,296					
	3/13/2007	3/12/2007				5,100	10,200	15,300	1,800	676,440
Donald J. Gallagher	3/27/2007	3/27/2007	118,200	248,220	496,440					
	3/13/2007	3/12/2007				5,313	10,625	15,938	1,875	704,625
William R. Calfee	3/27/2007	3/27/2007	104,400	219,492	438,984					
	3/13/2007	3/12/2007				2,805	5,610	8,415	990	372,042
Randy L. Kummer	3/27/2007	3/27/2007	65,750	138,075	276,150					
	3/13/2007	3/12/2007				2,763	5,525	8,288	975	366,405
Ronald G. Stovash	2/22/2007	2/22/2007	—	560,000	560,000					
	7/31/2007	7/31/2007				n/a	n/a	n/a	19,000	1,316,130(3)
David H. Gunning	3/27/2007	3/27/2007	79,100	118,755	237,510(4)					
	3/13/2007	3/12/2007				7,353	14,705	22,058	2,595	200,777(4)

(1) Except as otherwise indicated, the amounts in column (d) reflect the threshold payment level under the EMPI plan, which is 25 percent of the target amount shown in column (f). The amount shown in column (e) is 50 percent of the amount shown in column (f). These amounts are based on the individual's current salary and position. Mr. Stovash's target annual incentive was 80% of base salary and ranged from 0%—140% of target.

(2) The amounts in column (g) reflect the threshold payout level of performance shares under the 2007 ICE Plan, which is 50 percent of the target amount shown in column (h). The amount shown in column (i) is 150 percent of such target amount.

(3) Mr. Stovash was granted restricted stock pursuant to his employment with Cleveland-Cliffs Inc. in connection with the acquisition of PinnOak Resources Ltd.

(4) Mr. Gunning's EMPI bonus, performance share and retention unit awards are pro-rated for his retirement in 2007.

Outstanding Equity Awards At Fiscal Year-End

The following table shows in columns (b) and (c) the actual numbers of shares, and the fair market value of all (1) unvested restricted share awards under our 1992 ICE Plan and (2) unvested retention units under our LTIP or 2007 ICE Plan outstanding on December 31, 2007. The fair market value of each restricted share and retention unit on December 31, 2007 was $100.80.

The table also shows in columns (d) and (e), for the named executive officers, the actual numbers of performance shares and the fair market value as of December 31, 2007 of all unvested and unearned performance shares assuming a market value of $100.80 per share (the closing market price of our common shares on December 31, 2007) and assumes that the performance shares pay off at the target level.

2007 Outstanding Equity Awards At Fiscal Year-End Table(1)

Name (a)	Number of Shares or Units of Stock That Have Not Vested (b) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (d)	Equity Incentive Plan Awards: Market Value of Payout of Unearned Shares, Units or Other Rights That Have Not Vested ($) (e)
Joseph A. Carrabba	2,533(3)	255,326		
	27,906(4)	2,812,925		
	2,490(5)	250,992	14,110(6)	1,422,288
	2,490(7)	250,992	14,110(7)	1,422,288
	5,550(8)	559,440	31,450(9)	3,170,160
Laurie Brlas	1,200(10)	120,960	6,800(10)	685,440
	1,800(8)	181,440	10,200(9)	1,028,160
Donald J. Gallagher	17,442(4)	1,758,154		
	1,260(5)	127,008	7,140(6)	719,712
	1,875(8)	189,000	10,625(9)	1,071,000
William R. Calfee	8,720(4)	878,976		
	1,170(5)	117,936	6,630(6)	668,304
	990(8)	99,792	5,610(9)	565,488
Randy L. Kummer	15,116(4)	1,523,693	4,760(6)	479,808
	840(5)	84,672	5,525(9)	556,920
	975(8)	98,280		
Ronald G. Stovash(11)	—	—	—	—
David H. Gunning	1,830(5)	184,464	10,370(6)	1,045,296
	2,595(8)	261,576	14,705(9)	1,482,264

(1) Normally, outstanding options would be listed on this table. There are no outstanding stock options for any named executive officers.

(2) The amounts shown in this column reflect the number of unvested restricted shares granted under the ICE Plan and the number of retention units under the LTIP or 2007 ICE Plan. Unless otherwise indicated, all of these awards vest on the last day of the second year following the year in which the award was granted.

(3) These restricted shares were granted on May 22, 2005 on the hiring of Mr. Carrabba. They vest on May 23, 2008.

(4) These restricted shares were granted on March 14, 2006. They vest on March 14, 2009. The shares granted to Mr. Gunning became non-forfeitable upon his retirement. Restrictions were removed on 50 percent of the shares to satisfy the tax obligation.

(5) This represents a grant of retention units for the 2006 – 2008 performance period.

(6) This represents a performance share grant for the 2006 – 2008 performance period.

(7) This represents additional performance shares (14,110) and retention units (2,490) for the 2006 – 2008 performance 2006 upon becoming period granted to Mr. Carrabba on September 1, 2006 upon becoming CEO.

(8) This represents a grant of retention units for the 2007 – 2009 performance period.

(9) This represents a performance share grant for the 2007 – 2009 performance period.

(10) This represents performance shares (6,800) and retention units (1,200) for the 2006 – 2008 performance period granted to Ms. Brlas on December 11, 2006 upon becoming CFO.

(11) Mr. Stovash does not have any outstanding equity as of December 31, 2007.

Option Exercises and Stock Vested

The following table in columns (b) and (c) sets forth certain information regarding performance shares, retention units and restricted share awards that vested during 2007 for the persons named in the "2007 Summary Compensation Table" above based on the applicable fair market value. None of our named executive officers had stock options during the fiscal year ended December 31, 2007 and thus could not exercise them.

2007 Option Exercises And Stock Vested

	Stock Awards	
Name (a)	Number of Shares Acquired on Vesting (b)	Value Realized on Vesting ($) (c) (1)
Joseph A. Carrabba(2)	2,533(3)	186,479
	8,701(4)	1,042,032
	1,140(5)	114,912
Laurie Brlas(2)	—	—
Donald J. Gallagher	7,300(6)	527,571
	9,388(4)	1,124,307
	1,230(5)	123,984
William R. Calfee	9,388(4)	1,124,307
	1,230(5)	123,984
Randy L. Kummer	12,168(7)	1,226,534
	6,640(4)	795,206
	870(5)	87,696
Ronald G. Stovash(2)	19,000(8)	1,609,490
David H. Gunning	25,000(9)	1,435,250
	20,930(10)	1,803,747
	12,544(4)	1,502,269
	1,643(5)	165,614

(1) The value realized shown in column (c) is computed by multiplying the number of restricted shares, performance shares and retention units by the closing price of a common share on the date of vesting. Except as otherwise noted, all awards vested on December 31, 2007. The closing price of a common share on December 31, 2007 was $100.80.

(2) The executive did not participate in the LTIP for the 2004-2006 performance period.

(3) The restricted shares were granted on May 23, 2005. They vested on May 23, 2007 with a fair market value of $73.62.

(4) This represents a performance share award granted on March 8, 2005 for the 2005-2007 performance period paid out to participants on February 26, 2008 at a fair market value of $119.76 per share on February 22, 2007. The performance shares would have been, based on the performance criteria, paid out at 175 percent. However, because the maximum cap on payments, they were actually paid at 77 percent of the uncapped value.

(5) This represents an award of retention units under the LTIP paid out to participants for the 2005-2007 performance period.

(6) Pursuant to Mr. Gallagher's restricted stock agreement, the shares became non-forfeitable upon his retirement eligibility. The shares vested on May 4, 2007 with a fair market value of $72.27.

(7) The restricted shares were granted on March 8, 2005. They vested on December 31, 2007 with a fair market value of $100.80.

(8) The restricted shares were granted on July 31, 2007. Pursuant to provisions in Mr. Stovash's restricted stock agreement, the shares vested on November 5, 2007 with a fair market value of $84.71 upon his involuntary termination without cause.
(9) The restricted shares were granted on March 10, 2003. They vested on March 12, 2007 with a fair market value of $57.41.
(10) The restricted shares were granted on March 14, 2006. Mr. Gunning retired from the Company on June 1, 2007. The grant became non-forfeitable upon his retirement. Restrictions were removed on 50 percent of the shares to satisfy the tax obligation. The balance of the shares will be released on March 14, 2009. The restricted shares were granted on July 31, 2007. Pursuant to provisions in Mr. Stovash's restricted stock agreement, the shares vested on November 5, 2007 with a fair market value of $84.71 upon his involuntary termination without cause.

Pension Benefits

The table below shows the present value of accumulated benefits payable to the each named executive officer, except Mr. Stovash, and the number of years of service credited to each such named executive officer under the Pension Plan and the SERP. The calculation was determined using interest rate and mortality rate assumptions consistent with those used in our financial statements.

The Pension Plan provides participants, including the named executive officers, with the greater of:

(a) the sum of:
  (1) For service with us through June 30, 2008, his or her accrued benefit under the plan's Final Average Pay Formula described below; and
  (2) For service with us after June 30, 2008, his or her cash balance credits and interest under the Cash Balance Formula described below; or
(b) the sum of:
  (1) For service with us through June 30, 2003, his or her accrued benefit under the Final Average Pay Formula described below; and
  (2) For service with us after June 30, 2003, his or her cash balance credits and interest after June 30, 2003 under the Cash Balance Formula described below.

The Final Average Pay Formula provides a benefit that is generally based on a 1.65 percent pension formula. For each year of service up to June 30, 2003 or June 30, 2008, as the case may be, the plan provides 1.65 percent of Average Monthly Compensation. Average Monthly Compensation is defined as the average annual compensation earned during the 60 consecutive months providing the highest such average during the last 120 months preceding the applicable date. The benefit is subject to an offset of 50 percent of Social Security benefits through the applicable date. Benefits are payable as an annuity, unreduced for early commencement, upon the attainment of normal retirement at age 65, or at 30 years of service. Benefits are payable as an annuity reduced for early commencement upon the attainment of age 55 with 15 years of service.

The Cash Balance Formula provides a benefit payable at any time equal to the value of a notional cash balance account. For each calendar quarter, after the applicable date a credit is made to the account equal to a percentage of his or her pay ranging from four percent to ten percent based upon his or her age and service with transitional pay credits up to 13 percent during the transition period from June 30, 2003 to June 30, 2008. Interest is credited to the account balance on a quarterly basis. At retirement or termination of employment, the accumulated account balance can be paid as either a lump sum or actuarially equivalent annuity.

The compensation used to determine benefits under our Pension Plan is the sum of salary and annual incentive compensation paid under the EMPI Plan to a participant during a calendar year. Pensionable earnings for each of our named executive officers during 2007 include the amount shown for 2007 in column (c) of the "2007 Summary Compensation Table" above, plus the amount of incentive compensation earned in 2006 and paid in 2007.

The SERP generally provides the named executive officers with the benefits which would have been payable under the Pension Plan if certain Internal Revenue Code limitations did not apply to the Pension Plan. The SERP was amended effective for 2006 and future accruals, to eliminate the annual payments and to provide that SERP accruals will be paid at retirement. The SERP provides for accruals to be paid out at retirement.

Pension Benefits

Name (a) (1)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d) (2)	Payments During Last Fiscal Year ($) (e)
Joseph A. Carrabba	Salaried Pension Plan	2.7	39,100	—
	Supplemental Retirement Benefit Plan	2.7	999,400	—
Laurie Brlas	Salaried Pension Plan	1.1	11,500	—
	Supplemental Retirement Benefit Plan	1.1	20,700	—
Donald J. Gallagher	Salaried Pension Plan	26.4	731,200	—
	Supplemental Retirement Benefit Plan	26.4	815,800	—
Willam R. Calfee	Salaried Pension Plan	35.5	1,263,300	—
	Supplemental Retirement Benefit Plan	35.5	923,000	—
Randy L. Kummer	Salaried Pension Plan	7.3	88,700	—
	Supplemental Retirement Benefit Plan	7.3	63,000	—
David H. Gunning	Salaried Pension Plan	6.2	190,900	—
	Supplemental Retirement Benefit Plan	6.2	533,824	—

(1) Mr. Stovash was not eligible to participate in nonqualified deferred compensation.

(2) The present value of accrued benefits were calculated using a 6.00 percent discount rate, the assumption that the executive would receive the benefits at age 65 unless he or she is entitled to an unreduced benefit at an earlier age, and using the RP2000 mortality table.

Nonqualified Deferred Compensation

Pursuant to our VNQDC Plan, the named executive officers are permitted to defer, on a pre-tax basis, up to 50 percent of their base salary, all or a portion of their annual incentive under the EMPI Plan, and their stock award or cash award which may be payable under the LTIP. Cash compensation awards deferred into stock units will be matched with a 25 percent match by us.

Cash deferrals earn interest at the Moody's Corporate Average Bond Yield rate. Stock awards, which can only be deferred into stock units, are denominated in our common shares and vary with our share price performance.

Additionally, the VNQDC Plan provides that if a participant is entitled to receive a discretionary performance based contribution under the Savings Plan but is limited in the amounts which can be contributed to the Savings Plan by certain Internal Revenue Code limitations, then the balance of such performance based contribution will be credited to the participant's account under the VNQDC Plan. Similarly, if a named executive officer's salary reduction contributions to the Savings Plan are limited by Internal Revenue Code limitations, the amount that exceeds the limit will be credited to the executive's account under the VNQDC Plan together with the Company match he or she would have had under the Savings Plan.

This table discloses in column (b), "Executive Contributions in Last Fiscal Year," the contributions by each named executive officer to the VNQDC Plan. The contributions include pre-tax contributions of salary, pre-tax contributions of incentive bonuses, pre-tax contributions of stock awards, and pre-tax contributions of cash awards.

Column (c) of the Table, "Registrant Contributions in Last Fiscal Year," includes matching contributions we made of behalf of the named executive officers to the VNQDC Plan and performance-based contributions authorized under the Savings Plan that were credited to the VNQDC Plan.

Column (d) of the Table, "Aggregate Earnings in Last Fiscal Year," includes interest earned on cash deferrals and dividends earned on deferred shares.

2007 Nonqualified Deferred Compensation

(a) Name		(b) Executive Contributions in Last Fiscal Year ($) (1)	(c) Registrant Contributions in Last Fiscal Year ($) (2)	(d) Aggregate Earnings in Last Fiscal Year ($) (3)	(e) Aggregate Withdrawals / Distributions ($)	(f) Aggregate Balance at Last Fiscal Year-End ($) (4)
Joseph A. Carrabba		68,750	43,465	9,369	—	201,840
Laurie Brlas		26,337	6,050	842	—	33,332
Donald J. Gallagher		—	9,967	2,536,862	—	4,990,338
William R. Calfee		34,475	17,495	1,077,551	—	2,387,695
Randy L. Kummer		—	19,675	2,422	—	45,870
Ronald G. Stovash	(5)	—	—	—	—	—
David H. Gunning		—	15,080	3,005	61,704	—

(1) The amounts in column (b) represents pre-tax contributions of salary, incentive bonuses, and performance share and retention unit awards to the VNQDC Plan by the named executive officers.

(2) The amounts in column (c) reflect the sum of (i) our matching contributions made on behalf of the named executive officers to the VNQDC Plan, and (ii) performance-based contributions authorized under the Savings Plan but that were credited to the VNQDC Plan. The matching contributions for the named executive officers were: Carrabba-$19,688; Brlas-$6,050 and Calfee-$5,220. The performance-based contributions to the VNQDC for the named executive officers were: Carrabba-$23,777; Gallagher-$9,967; Calfee-$12,275; Kummer-$19,675 and Gunning-$15,080.

(3) The amounts in column (d) reflect the sum of (i) interest earned on cash deferrals, (ii) dividends earned on deferred shares, and (iii) the increase (or decrease) in the value of deferred common shares held in the participant's account from January 1, 2007 through December 31, 2007. The interest earned by the named executive officers was: Carrabba-$9,370; Brlas-$842; Gallagher-$7,623; Calfee-$21,350; Kummer-$2,422 and Gunning-$3,005. The dividends earned by the were: Gallagher-$22,399 and Calfee-$9,892. A portion of dividends was reinvested into deferred common shares. The change in valuation of the deferred common shares for Messrs. Gallagher and Calfee was $2,506,840 and $1,046,310, respectively.

(4) Mr. Gallagher's aggregate balance includes 48,178 deferred common shares and Mr. Calfee's aggregate balance includes 19,900 deferred common shares. Our common shares had a closing market price of $100.80 on December 31, 2007.

(5) Mr. Stovash was not eligible to participate in nonqualified deferred compensation.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The Tables below reflect the compensation payable to each of the current named executive officers in the event of termination of such executive's employment under a variety of different circumstances including the named executive officer's voluntary termination, involuntary not-for-cause termination, and termination following a change of control. The amounts shown assume in all cases that such termination was effective as of December 31, 2007. All amounts shown are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Payments Made Upon All Terminations

If a named executive officer's employment terminates, he is entitled to receive certain amounts earned during his or her term of employment no matter the cause of termination. Such amounts include:

- Salary through the date of termination;
- Unused vacation pay;
- Accrued and vested benefits under our Pension Plan, SERP, our Salaried Employees Supplemental Retirement Savings Plan ("Savings Plan"), and VNQDC Plan;
- Undistributed Performance Shares and unpaid Retention Units for periods which have been completed; and
- Restricted Shares where the restrictions have lapsed.

Additional Payments Upon Involuntary Termination Without Cause

In the event that a named executive officer is terminated involuntarily without cause, he would typically receive the following additional payments or benefits in the sole discretionary judgment of the Compensation Committee taking into account the nature of the termination, the length of the executive's service with the Company, and the executive's grade level. There is no legally binding agreement requiring that any such payments or benefits be paid to any named executive officer except in the case of a change in control prior to the termination:

- Severance payments;
- Continued health insurance benefits;
- Out-placement services; and
- Financial services.

Since all such benefits are at the discretion of the Compensation and Organization Committee, it is impossible to estimate the amount that would be paid in such circumstances.

On November 5, 2007, Mr. Stovash's employment was terminated without Cause. Within its discretion, the Company agreed to pay Mr. Stovash:

- $78,000 representing pay until December 31, 2007.
- A lump sum payment of $930,000 representing 1 year's salary ($500,000), 1 year's target bonus ($400,000), one year's matching employer contributions under the applicable 401(k) plan ($18,000) and one year's vehicle allowance.
- Vesting of his Restricted Shares granted on July 31, 2007 valued at $1,609,490.

- The benefits of his membership in the PinnOak Resources Employee Equity Incentive Plan valued at $2,500,000.
- Continued coverage under the Company's dental plans until December 31, 2007 valued at $65.
- Use, at his own expense, of the Laurel Valley Golf Club and the Duquesne Club.
- One executive physical examination at the Greenbrier Clinic.

In return for such benefits, Mr. Stovash agreed not to disclose the Company's trade secrets and not to become employed by certain of the Company's competitors.

Additional Payments Upon Retirement

None of the named executive officers were eligible to retire on December 31, 2007 other than Mr. Calfee and Mr. Gallagher. In the event of their retirement the following additional amounts will be paid in addition to the amounts payable to all terminated salaried employees:

- A pro-rata portion of the annual incentive award under the Executive Management Performance Incentive Plan for the year in which he retires;
- Any unpaid annual incentive award under the Executive Management Performance Incentive Plan for the year prior to the year of retirement;
- A pro-rata portion of his Performance Shares and Retention Units will be paid when such Shares and Units would otherwise be paid;
- A pro-rata portion of any performance based contribution to the Savings Plan and the VNQDC Plan for the year of retirement;
- He will keep his Restricted Shares and the restrictions on sale of the shares will lapse at the end of the restriction period;
- He will be entitled to retiree medical and life insurance for the rest of his life and the life of his spouse on the same terms as any other salaried employee hired prior to 1993; and
- He will become vested in certain matching contributions under the VNQDC Plan provided that the amounts are not withdrawn until the end of the five year vesting period.

On June 1, 2007, Mr. Gunning retired after 6 years of service with the Company. Because of his retirement, Mr. Gunning will receive the payments and benefits described above and described in the Section under the heading 'Payments Made Upon All Terminations' except that he is not entitled to retiree medical and life insurance since he was not hired until after the freezing of such benefit. Upon his retirement, Mr. Gunning entered into a consulting agreement with the Company to provide certain consulting services to the Company as the Company's consultant on the Board of Portman Ltd. at the one-time fee of $600,000.

Additional Payments Because of Change in Control Without Termination

Under the terms of the Restricted Shares Agreements and Performance Share Agreements, the named executive officers are entitled to the following benefits upon the occurrence of a Change in Control regardless whether the employment of the named executive officer is terminated:

- The restrictions on the Restricted Stock lapse immediately;
- The Performance Shares vest immediately; and
- The Retention Units vest immediately.

For this purpose a "Change in Control" generally means the occurrence of any of the following events:

(1) The acquisition by any individual, entity or group of beneficial ownership of 30% or more of the combined voting power of the then outstanding Voting Stock of the Company (subject to exception); or

(2) A majority of the members of the Board of Directors on the date of the agreement are replaced other than in certain circumstances;

(3) Consummation of a merger, reorganization, consolidation, sale of substantially all the assets of or other transaction involving the Company, unless, in each case, immediately following such transaction the Company is the survivor and certain requirements are satisfied; or

(4) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except certain transactions.

Additional Payments Upon Termination Without Cause after Change in Control

Each of the named executive officers has a written Severance Agreement which applies only in the event of termination during the two (2) years after a Change in Control. If one of the named executive officers is involuntarily terminated during the two (2) years after a Change in Control, for a reason other than Cause, he will be entitled to the following additional benefits:

(1) A lump sum payment in an amount equal to three (3) times (two times for Kummer) the sum of (A) base salary (at the highest rate in effect for any period prior to the termination date), plus (B) annual incentive pay at the target level for the current year or prior year whichever is greater.

(2) Coverage for a period of thirty-six (36) months (twenty-four (24) months for Kummer) following the termination date, by health, life insurance and disability benefits.

(3) A lump sum payment in an amount equal to the sum of the future pension benefits which the executive would have been entitled to receive three (3) years (two (2) years for Kummer) following the termination date under the SERP.

(4) Prorata Incentive Pay at target levels for the year in which the termination date occurs.

(5) Outplacement services in an amount up to 15 percent of the executive's base salary.

(6) Post-retirement medical, hospital, surgical and prescription drug coverage for the lifetime of the executive, his or her spouse and any eligible dependents at the normal participant cost based on the executive's age.

(7) A gross-up payment for any taxes imposed on the executive under Internal Revenue Code section 4999 relating to excess parachute payments.

(8) He will become vested in certain matching contributions under the VNQDC Plan provided that the amounts are not withdrawn until the end of the five year vesting period.

(9) He will be provided perquisites for a period of thirty-six (36) months (twenty-four (24) months for Mr. Kummer) comparable to the perquisites he was receiving before the termination of his employment or the Change in Control whichever was greater.

Similar benefits are paid if the executive voluntarily terminates his or her employment during the two years following a Change in Control by reason of any one of the following happening:

(1) Failure to maintain the executive in the office or position, or a substantially equivalent office or position, which the executive held immediately prior to a Change in Control;

(2) (a) a significant adverse change in the nature or scope of the executive's authorities, powers, functions, responsibilities or duties, (b) a reduction in the executive's base salary, (c) a reduction in the executive's opportunity to receive incentive pay, or (d) the termination or denial of the executive's rights to employee benefits or a reduction in the scope or value thereof;

(3) A change in circumstances which has substantially hindered executive's performance of his or her job;

(4) Certain corporate transactions;

(5) The Company relocates its principal executive offices in excess of 25 miles from the prior location; or

(6) Breach of the Agreement.

For purposes of the Severance Agreements, "Cause" generally means termination of an executive for the following acts: (a) conviction of a criminal violation involving fraud, embezzlement or theft in connection with his or her duties or in the course of his or her employment with the Company or any Subsidiary; (b) intentional wrongful damage to property of the Company or any Subsidiary; (c) intentional wrongful disclosure of secret processes or confidential information of the Company or any Subsidiary; or (d) intentional wrongful engagement in any Competitive Activity.

In order to receive benefits under the Severance Agreements, the named executive officers may not disclose our confidential and proprietary information, may not go into competition with us, and may not solicit our employees to leave our employment.

The following Tables show the benefits payable to the named executive officers upon various types of terminations of employment and change in control assuming an effective date of December 31, 2007:

Potential Termination Payments to Named Executive Officers

Joseph A. Carrabba

Benefit	***Voluntary Termination or For Cause Termination***	***Retirement***	***Involuntary Termination***	***Change in Control Without Termination***	***Termination Without Cause after Change in Control***
Cash Severance	$ —	$—	$ —	$ —	$ 4,200,000
Bonus	$ —	$—	$ —	$ —	$ 700,000
Equity					
Restricted Stock Grants	$ —	$—	$3,068,285	$ 3,068,285	$ 3,068,285
Performance Shares	—	—	2,947,611	6,014,736	6,014,736
Retention Units	—	—	520,167	1,061,424	1,061,424
Retirement Benefits					
Pension	$ —	$—	$ —	$ —	$ 1,579,307
Retiree Welfare	—	—	—	—	122,563
Nonqualified Deferred Compensation	$201,825	$—	$ 201,825	$ 201,825	$ 201,825
Other Benefits					
Health & Welfare	$ —	$—	$ —	$ —	$ 32,886
Outplacement	—	—	—	—	105,000
Perquisites	—	—	—	—	55,545
Tax Gross-Ups	—	—	—	—	5,971,611
Total	**$201,825**	**$—**	**$6,737,888**	**$10,346,270**	**$23,113,183**

Potential Termination Payments to Named Executive Officers

Laurie Brlas

Benefit	Voluntary Termination or For Cause Termination	Retirement	Involuntary Termination	Change in Control Without Termination	Termination Without Cause after Change in Control
Cash Severance	$ —	$—	$ —	$ —	$1,824,000
Bonus	$ —	$—	$ —	$ —	$ 228,000
Equity					
Restricted Stock Grants	$ —	$—	$ —	$ —	$ —
Performance Shares	—	—	798,115	1,713,600	1,713,600
Retention Units	—	—	140,844	302,400	302,400
Retirement Benefits					
Pension	$ —	$—	$ —	$ —	$ 152,777
Retiree Welfare	—	—	—	—	—
Nonqualified Deferred Compensation	$33,230	$—	$ 33,230	$ 33,230	$ 33,230
Other Benefits					
Health & Welfare	$ —	$—	$ —	$ —	$ 32,886
Outplacement	—	—	—	—	57,000
Perquisites	—	—	—	—	12,338
Tax Gross-Ups	—	—	—	—	1,815,685
Total	**$33,230**	**$—**	**$972,189**	**$2,049,230**	**$6,171,916**

William R. Calfee

Benefit	Voluntary Termination or For Cause Termination	Retirement	Involuntary Termination	Change in Control Without Termination	Termination Without Cause after Change in Control
Cash Severance	$ —	$ —	$ —	$ —	$1,670,400
Bonus	$ —	$ 313,200	$ —	$ —	$ 208,800
Equity					
Restricted Stock Grants	$ —	$ —	$ 878,976	$ 878,976	$ 878,976
Performance Shares	—	—	632,906	1,233,792	1,233,792
Retention Units	—	—	111,689	217,728	217,728
Retirement Benefits					
Pension	$2,268,187	$2,268,187	$2,268,187	$ —	$2,455,437
Retiree Welfare	146,020	146,020	146,020	—	148,405
Nonqualified Deferred Compensation	$2,387,695	$2,387,695	$2,387,695	$2,387,695	$2,387,695
Other Benefits					
Health & Welfare	$ —	$ —	$ —	$ —	$ 32,886
Outplacement	—	—	—	—	52,200
Perquisites	—	—	—	—	87,341
Tax Gross-Ups	—	—	—	—	—
Total	**$4,801,902**	**$5,115,102**	**$6,425,473**	**$4,718,191**	**$9,373,660**

Potential Termination Payments to Named Executive Officers

Donald J. Gallagher

Benefit	*Voluntary Termination or For Cause Termination*	*Retirement*	*Involuntary Termination*	*Change in Control Without Termination*	*Termination Without Cause after Change in Control*
Cash Severance	$ —	$ —	$ —	$ —	$ 1,891,200
Bonus	$ —	$ 354,600	$ —	$ —	$ 236,400
Equity					
Restricted Stock Grants	$ —	$ —	$1,758,154	$1,758,154	$ 1,758,154
Performance Shares	—	—	835,173	1,790,712	1,790,712
Retention Units	—	—	147,383	316,008	316,008
Retirement Benefits					
Pension	$1,629,341	$1,629,341	$1,629,341	$ —	$ 2,060,387
Retiree Welfare	140,432	140,432	140,432	—	157,608
Nonqualified Deferred Compensation	$4,990,338	$4,990,338	$4,990,338	$4,990,338	$ 4,990,338
Other Benefits					
Health & Welfare	$ —	$ —	$ —	$ —	$ 32,886
Outplacement	—	—	—	—	59,100
Perquisites	—	—	—	—	242,537
Tax Gross-Ups	—	—	—	—	2,208,140
Total	**$6,760,111**	**$7,114,711**	**$9,500,821**	**$8,855,212**	**$15,743,470**

Randy L. Kummer

Benefit	*Voluntary Termination or For Cause Termination*	*Retirement*	*Involuntary Termination*	*Change in Control Without Termination*	*Termination Without Cause after Change in Control*
Cash Severance	$ —	$—	$ —	$ —	$ 789,000
Bonus	$ —	$—	$ —	$ —	$ 131,500
Equity					
Restricted Stock Grants	$ —	$—	$1,523,693	$1,523,693	$1,523,693
Performance Shares	—	—	504,565	1,036,728	1,036,728
Retention Units	—	—	89,041	182,952	182,952
Retirement Benefits					
Pension	$164,472	$—	$ 164,472	$ —	$ 193,398
Retiree Welfare	—	—	—	—	—
Nonqualified Deferred Compensation	$ 45,870	$—	$ 45,870	$ 45,870	$ 45,870
Other Benefits					
Health & Welfare	$ —	$—	$ —	$ —	$ 22,420
Outplacement	—	—	—	—	39,450
Perquisites	—	—	—	—	4,708
Tax Gross-Ups	—	—	—	—	—
Total	**$ 210,342**	**$—**	**$2,327,641**	**$2,789,243**	**$3,969,719**

COMPENSATION COMMITTEE REPORT

The following report has been submitted by the Compensation Committee:

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in its definitive proxy statement on Schedule 14A for its 2008 annual meeting, as filed with the Securities and Exchange Commission.

Francis R. McAllister, *Chairman*
James D. Ireland III
Roger Phillips
Richard K. Riederer

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the individuals who served as members of the Compensation Committee in 2007 was or has been an officer or employee of ours or engaged in transactions with us (other than in his or her capacity as director).

None of our executive officers serves as a director or member of the compensation committee of another entity, one of whose executive officers serves as a member of the Compensation Committee or a director of us.

AGREEMENTS AND TRANSACTIONS

We have entered into indemnification agreements with each current member of the Board of Directors. The form and execution of the indemnification agreements were approved by our shareholders at the annual meeting convened on April 29, 1987. The indemnification agreements essentially provide that, to the extent permitted by Ohio law, we will indemnify the indemnitee against all expenses, costs, liabilities and losses (including attorneys' fees, judgments, fines or settlements) incurred or suffered by the indemnitee in connection with any suit in which the indemnitee is a party or otherwise involved as a result of his or her service as a member of the Board. In connection with the indemnification agreements, we have a trust agreement with KeyBank National Association pursuant to which the parties to the indemnification agreements may be reimbursed with respect to enforcing their respective rights under the indemnification agreements.

In order to promote mutual appreciation of management and union interests, we and the USW reached a new agreement in 2004 on a process under which the USW may designate a member of the Board of Directors, provided that individual is acceptable to the Chairman, is recommended by the Board Affairs Committee of the Board of Directors, and is elected by the full Board. This agreement superseded a general understanding between the USW and certain of our subsidiaries reached in 1993. Such designee would be subject to annual nomination by us, election by vote of the shareholders, and all laws and our policies applicable to the Board of Directors. This arrangement is concurrent with our U.S. labor agreements that may be terminated by either party on September 1, 2008. Susan M. Green was proposed by the USW and elected to the full Board of Directors at the Annual Meeting in 2007.

Jones Day is a law firm that we have retained for specific legal services, on a case-by-case basis, for over thirty years. The fees paid by us to Jones Day during 2007 were approximately $1.98 million, which amount is less than 1.0 percent of Jones Day's gross revenues for 2007. Mr. Gunning is the father-in-law of Gina K. Gunning, a partner of Jones Day. During 2007, Ms. Gunning did not personally render legal services to us or supervise any attorney in the rendering of legal services to us, and Ms. Gunning did not receive any direct compensation from fees paid by us to Jones Day.

In 2007, we pledged $1.25 million over five years to build infrastructure to connect the William G. Mather Steamship Museum, also known as the Mather Museum, and the Great Lakes Science Center in Cleveland, Ohio. The Mather was the Company's flagship for many years. The purpose of the donation is to preserve our history in the City of Cleveland. It will also make the Mather Museum a year round attraction. Mr. Brinzo, our former Chairman, President and CEO, was Chairman of the Great Lakes Science Center from 2004-2006. Mr. Ireland is a member of the Mather Museum's Board of Trustees.

We recognize that transactions between us and any of our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our shareholders. Pursuant to its charter, the Audit Committee reviews and approves all related-party transactions, defined as those transactions required to be disclosed under Item 404 of Regulation S-K.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, requires our Directors and officers and persons who own ten percent or more of a registered class of our equity securities to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Directors, officers and ten percent or greater shareholders are required by SEC regulations to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of the copies of such forms we have received, and written representations by such persons, we believe that all of our Directors, officers and ten percent or greater shareholders complied with all filing requirements applicable to them with respect to transactions in our equity securities during the fiscal year ended December 31, 2007 except as described below. Due to administrative oversights, a Form 4 reporting an acquisition of shares for meeting fees earned by Mr. Eldridge on July 25, 2007 was filed late and a Form 4 reporting a distribution from the VNQDC to direct ownership and the resulting trade-in for tax liability for Mr. Robert Leroux on December 31, 2007 was also reported late.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal No. 2)

It is proposed that our shareholders ratify the appointment by the Audit Committee of Deloitte & Touche LLP, as our independent registered public accounting firm, for the year ending December 31, 2008. We expect representatives of Deloitte & Touche LLP to be present at the annual meeting and available to respond to appropriate questions submitted by shareholders. Such representatives will also be afforded an opportunity at such time to make such statements as they may desire.

Approval by the shareholders of the appointment of our independent registered public accounting firm is not required by law, any applicable stock exchange regulation or by our organizational documents, but the Audit Committee is submitting this matter to shareholders for ratification as a corporate governance practice. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of the independent registered public accounting firm.

Independent Registered Public Accounting Firm Fees and Services

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories (in thousands) are as follows:

	2007	2006
Audit Fees(1)	$3,295	$2,694
Audit-Related Fees(2)	428	140
Tax Fees(3)	—	88
All Other Fees	—	—
Total	$3,723	$2,922

(1) Audit fees consist of fees billed, or to be billed, for professional services rendered for the audit of our annual consolidated financial statements and internal control over financial reporting as of and for the years ended December 31, 2007 and 2006, reviews of our interim financial statements included in quarterly reports and services normally provided by our independent registered public accounting firm in connection with regulatory and statutory filings.

(2) Audit related fees consist of fees billed or to be billed related to agreed upon procedures and in 2007 fees related to due diligence on proposed acquisitions.

(3) Tax fees in 2006 consist of fees related to tax compliance services.

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to the Audit Committee Chairman, or any Audit Committee Member in his absence, when services are required on an expedited basis, with such pre-approval disclosed to the full Audit Committee at its next scheduled meeting. None of the fees paid to the independent auditors under the categories "Audit-Related," and "Tax Fees" described above were approved by the Audit Committee after services were rendered pursuant to the de minimis exception established by the SEC.

The Board of Directors recommends that you vote FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

AUDIT COMMITTEE REPORT

The Audit Committee of Cleveland-Cliffs Inc Board of Directors ("Committee") is composed of four independent directors and operates under a written charter adopted by the Board of Directors. The charter is reviewed and reassessed for adequacy annually by the Audit Committee and reviewed by the Audit Committee with the Board of Directors. The Audit Committee reviewed the existing charter on March 10, 2008 and recommended to the Board of Directors on March 11, 2008 that no changes were required. A copy of the charter, which the Board of Directors has adopted, is available at http://www.cleveland-cliffs.com and by request at (800) 214-0739.

The members of the Audit Committee are Richard K. Riederer (Chairman), Susan M. Cunningham, Barry J. Eldridge, and James D. Ireland III, all of whom are independent of the Company in accordance with the listing standards of the NYSE and have the financial literacy and accounting or financial management expertise necessary to effectively discharge their responsibilities. The Audit Committee retains the Company's independent auditors.

Management is responsible for the Company's financial statements, systems of internal control and the financial reporting processes. Management is also responsible to attest, as of December 31, 2007, to the effectiveness of the Company's system of internal control over financial reporting in compliance with Sarbanes-Oxley Section 404 ("SOX 404").

The independent auditors are responsible for performing an audit of the Company's consolidated financial statements in accordance with Public Company Accounting Oversight Board ("PCAOB") standards and to issue a report thereon. The independent auditors are also responsible for performing an audit of the company's system of internal control over financial reporting and to provide an independent attestation as of December 31, 2007.

The Audit Committee's responsibility is to monitor and oversee these financial reporting processes on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management and the independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements. The Audit Committee also reviewed management's report on their review of the system of internal control over financial reporting.

In this context, the Audit Committee met sixteen times in 2007 and held discussions with management and the independent auditors. The Audit Committee also regularly met in separate executive sessions with the independent auditors, the Company's chief internal auditor, management, and with Audit Committee members only. Furthermore, the Audit Committee has regularly reviewed the results of its executive sessions with the Chief Executive Officer, as appropriate.

Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has reviewed and discussed the consolidated financial statements and critical accounting policies with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed under PCAOB standards and any other matters required to be discussed under applicable standards, including the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the PCAOB in Rule 3200T.

The Company's independent auditors also provided to the Audit Committee the written disclosures required by the Independence Board Standard No. 1 (Independence Discussions with Audit

Committees), as adopted by the PCAOB in Rule 3600T, and the Audit Committee discussed with the independent auditors that firm's independence, including consideration of the compatibility of non-audit services with the auditors' independence.

Based on the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representation of management and the report of the independent auditors to the Audit Committee, the Audit Committee approved and recommended to the Board of Directors that the audited consolidated financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC.

R. K. Riederer, Chairman
S. M. Cunningham
B. J. Eldridge
J. D. Ireland III

ANNUAL REPORT

Our 2007 Annual Report to Shareholders, including financial statements, is being distributed to all shareholders together with this proxy statement, in satisfaction of the requirements of the SEC. Additional copies of this report are available upon request. To obtain additional copies of the 2007 Annual Report, please contact our Investor Relations Department at (800) 214-0739 or (216) 694-5280, or by email at ir@cleveland-cliffs.com, or visit our website at http://www.cleveland-cliffs.com, investor relations section, to submit your request.

GENERAL INFORMATION

The cost of soliciting proxies will be paid by us. In addition to solicitation by mail, solicitations may also be made by personal interview, fascimile and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and we will reimburse them for their expenses in so doing. Our officers and other employees, as yet undesignated, may also request the return of proxies by telephone, fascimile, or in person. We have not retained a proxy solicitor as of the date of this proxy mailing.

Pursuant to regulations of the SEC, the material appearing under the captions "Audit Committee Report" and "Compensation Committee Report" are not deemed to be soliciting material or to be filed with the SEC or subject to Regulation 14A (other than provided therein) promulgated by the SEC or Section 18 of the Exchange Act except to the extent that we specifically incorporate this information by reference into any filing under the Securities Act or the Exchange Act.

The common shares and preferred shares represented by properly authorized proxies will be voted as specified. It is intended that the common shares and the preferred shares represented by proxies on which no specification has been made will be voted FOR the election of the nominees for Director named herein or such substitute nominees as the Board of Directors may designate and the ratification of Deloitte & Touche LLP as our independent registered public accounting firm and at the discretion of the persons named as proxies on all other matters that may properly come before the annual meeting. At the annual meeting, the results of shareholder voting will be tabulated by the inspector of elections appointed for the annual meeting. We intend to treat properly authorized proxies as "present" for purposes of determining whether a quorum has been achieved at the annual meeting. The candidates for Directors receiving a plurality of the votes will be elected. Votes withheld and broker non-votes in respect of the election of Directors will not be counted in determining the outcome of that vote. Abstentions and broker non-votes will not be counted for or against the proposal to ratify Deloitte and Touch LLP as our independent registered public accounting firm.

If notice in writing shall be given by any shareholder to the President, a Vice President or the Secretary, not less than 48 hours before the time fixed for the holding of the annual meeting, that such shareholder desires that the voting for the election of Directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of the Meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as he or she possesses at such election. Under cumulative voting a shareholder may cast for any one nominee as many votes as shall equal the number of Directors to be elected, multiplied by the number of his or her common shares and/or preferred shares. All of such votes may be cast for a single nominee or may be distributed among any two or more nominees as he or she may desire. If cumulative voting is invoked, and unless contrary instructions are given by a shareholder who signs a proxy, all votes represented by such proxy will be cast in such manner and in accordance with the discretion of the person acting as proxy as will result in the election of as many of the Board of Directors' nominees as is possible.

OTHER BUSINESS

It is not anticipated that any other matters will be brought before the annual meeting for action; however, if any such other matters shall properly come before the annual meeting, it is intended that the persons authorized under proxies may, in the absence of instructions to the contrary, vote or act thereon in accordance with their best judgment.

SHAREHOLDER PROPOSALS

Deadline for Inclusion in Proxy Materials

Any proposal by a shareholder intended to be presented at the year 2009 annual meeting of shareholders must be received by us on or before November 26, 2009 (or, if the date of 2009 annual meeting is more than 30 days before or after the date of the 2008 annual meeting, a reasonable time before we begin to print and send our proxy materials) to be included in our proxy materials relating to such meeting.

Discretionary Voting of Proxies

In accordance with Rule 14a-4 under the Securities Exchange Act of 1934, if notice of a proposal by a shareholder intended to be presented at the year 2009 annual meeting of shareholders is received by us after February 9, 2009 (or, if the date of the 2009 annual meeting is more than 30 days before or after the date of the 2008 annual meeting, a reasonable time before we begin to print and send our proxy materials), the persons authorized under our management proxies may exercise discretionary authority to vote or act on such proposal if the proposal is raised at our 2009 annual meeting of shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 13, 2008

This proxy statement, along with our 2007 Annual Report, which includes our Form 10-K for the fiscal year ended December 31, 2007, are available upon request free of charge at www.proxyvote.com.

Annex A

INDEPENDENCE STANDARDS FOR DIRECTORS

The following standards, which include the requirements of The New York Stock Exchange, will be applied by our Board of Directors in determining whether individual directors qualify as "independent". References to Cleveland-Cliffs include its consolidated subsidiaries.

1. No director will qualify as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with Cleveland-Cliffs, either directly or as a partner, shareholder or officer of an organization that has a relationship with Cleveland-Cliffs. We will identify which directors are independent and disclose these affirmative determinations.

2. No director can be independent if the director is, or has been within the last three years, an employee of Cleveland-Cliffs.

3. No director can be independent whose immediate family member is or has been an executive officer of Cleveland-Cliffs within the last three years.

4. No director can be independent if the director received, or has an immediate family member who has received, during any twelve-month period within that last three years, more than $100,000 during any twelve-month period in direct compensation from Cleveland-Cliffs, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

5. No director can be independent if:

   a. the director or an immediate family member is a current partner of Cleveland-Cliffs' internal auditor or independent registered public accounting firm;

   b. the director is a current employee of Cleveland-Cliffs' internal auditor or independent registered public accounting firm;

   c. the director has an immediate family member who is a current employee of Cleveland-Cliffs' internal auditor or independent registered public accounting firm and participates in such firm's audit, assurance or tax compliance (but not tax planning) practice; or

   d. the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on Cleveland-Cliffs' audit within that time.

6. No director can be independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Cleveland-Cliffs' present executives at the same time serves or served on that company's compensation committee.

7. No director can be independent if the director is a current employee, or an immediate family member is an current executive officer, of a company (excluding charitable organizations) that has made payments to, or received payments from, Cleveland-Cliffs for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 percent of such other company's consolidated gross revenues.

8. No director can be independent if Cleveland-Cliffs has made charitable contributions to any charitable organization in which such director serves as an executive officer if, within the preceding three years, contributions by Cleveland-Cliffs to such charitable organization in any single completed fiscal year of such charitable organization exceeded the greater of $1,000,000, or 2 percent of such charitable organization's consolidated gross revenues.

Cleveland-Cliffs

Notice of Annual Meeting of Shareholders to be held on May 13, 2008 and Proxy Statement

Cleveland-Cliffs Inc
1100 Superior Avenue East
Suite 1500
Cleveland, Ohio 44114-2544

216.694.5700 PH
216.694.4800 FAX

DIRECTORS

Director Since

2006 Joseph A. Carrabba (5)
Chairman, President and Chief Executive Officer
Cleveland-Cliffs Inc

1996 Ronald C. Cambre (2,4,5)
Former Chairman and Chief Executive Officer
Newmont Mining Corporation – International mining company

2005 Susan M. Cunningham (1,4)
Senior Vice President of Exploration and Corporate Reserves
Noble Energy Inc. – International energy exploration and production company

2005 Barry J. Eldridge (1,4)
Former Managing Director and Chief Executive Officer
Portman Limited – Iron ore mining and production company

2007 Susan M. Green (2,4)
Deputy General Counsel, U.S. Congressional Office of Compliance
Former Montgomery County, Maryland, Council Aide
Former Associate Deputy Secretary, U.S. Department of Labor

1986 James D. Ireland, III (1,3,5)
Managing Director
Capital One Partners, Inc. – Private equity investment firm

1996 Francis R. McAllister (2,3,5)
Chairman and Chief Executive Officer
Stillwater Mining Company – Palladium and platinum producer

2002 Roger Phillips (2,3)
Former President and Chief Executive Officer
IPSCO Inc. – North American steel-producing company

2002 Richard K. Riederer (1,3)
Chief Executive Officer
RKR Asset Management – Consulting organization, and former Chief Executive Officer of Weirton Steel Corporation – Steel producing company

1991 Alan Schwartz (2,4,5)
Professor, Yale Law School and Yale School of Management

COMMITTEES SERVED: (1) Audit, (2) Board Affairs, (3) Compensation and Organization, (4) Finance, (5) Strategic Advisory

OFFICERS*

Years With Company

3 Joseph A. Carrabba, 55
Chairman, President and Chief Executive Officer

26 Donald J. Gallagher, 55
President, North American Business Unit

1 William A. Brake, Jr., 47
Executive Vice President, Cliffs Metallics and Chief Technical Officer

2 Laurie Brlas, 50
Executive Vice President-Chief Financial Officer

35 William R. Calfee, 61
Executive Vice President-Commercial, North America

1 William C. Boor, 41
Senior Vice President-Business Development

7 Randy L. Kummer, 51
Senior Vice President-Human Resources

2 Duke D. Vetor, 49
Senior Vice President, North American Coal

33 Robert J. Leroux, 57
Vice President, Finance

1 Terrance Paradie, 39
Vice President, Corporate Controller

5 George W. Hawk, Jr., 51
General Counsel and Secretary

* Section 16(b)
(Age and service at March 17, 2008)

INVESTOR AND CORPORATE INFORMATION

CORPORATE OFFICE

Cleveland-Cliffs Inc
1100 Superior Avenue – Suite 1500
Cleveland, OH 44114-2544
Telephone: 216.694.5700, Fax: 216.694.4880
www.cleveland-cliffs.com

COMMON SHARES

NYSE Symbol: CLF

CLF
LISTED
NYSE

NYSE CERTIFICATION

On August 24, 2007, in accordance with Section 303A.12(a) of the *New York Stock Exchange Listed Company Manual,* Chief Executive Officer Joseph A. Carrabba submitted his annual certification to the New York Stock Exchange following the Company's annual stockholders' meeting stating that he is not aware of any violations by Cleveland-Cliffs Inc of the NYSE's Corporate Governance listing standards as of that date.

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 800.446.2617

ANNUAL MEETING

Date: May 13, 2008
Time: 10 a.m. ET
Place: Forum Conference Center
1375 East 9th Street, Cleveland, Ohio

ADDITIONAL INFORMATION

Cliffs' Annual Report to the SEC (Form 10-K) and proxy statement are available on Cliffs' website. Copies of these reports and other Company publications also may be obtained by sending requests to Investor Relations at the corporate office, or telephone 800.214.0739 or 216.694.5280.
E-mail: ir@cleveland-cliffs.com

Cleveland-Cliffs

Produced by Clear Perspective Group
Designed by Landau Public Relations

CLEVELAND-CLIFFS IN

1100 Superior Avenue • Suite 1500 • Cleveland, OH 44114-2544 •